605 page 1/2 15 July 2001 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder(1) Name ACN/ARSN (if applicable) The holder ceased to be a substantial holder on / / The previous notice was given to the company on / / The previous notice was dated / / 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of Person whose Nature of Consideration Class (6) and Person's votes change relevant interest change (4) given in relation number of affected changed to change(5) securities affected 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association 4. Addresses The addresses of persons named in this form are as follows: Name Address Signature print name capacity sign here date / / Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder RIO TINTO LIMITED 004 458 404 The Capital Group Companies, Inc. ("CGC"), and its related bodies corporate * 11 11 21 12 14 20 09 13 21 See Annexure "A" N/A See Annexure "B" Donald H. Rolfe Authorized Signer 11 15 21 EXHIBIT 99.10

Annexure "A" 2. Changes in relevant interests (from 15-December-2020 to 11- November-2021) Particulars of each change in , or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected See attached below This is Annexure "A" referred to in the Form 605 "Notice of ceasing to be a substantial holder" * *See next pages attached below Signature The Capital Group Companies, Inc. print name Donald H. Rolfe capacity Authorized Signer sign here date 11- November-2021

Annexure "B" 4. Addresses The addresses of persons named in this form are as follows: Name Address The Capital Group Companies, Inc. 333 South Hope Street, 55th Fl, Los Angeles CA 90071, USA Capital Research and Management Company 333 South Hope Street, 55th Fl, Los Angeles CA 90071, USA Capital Bank and Trust Company 6455 Irvine Center Drive, Irvine, CA 92618, USA Capital Group International, Inc. 11100 Santa Monica Blvd, 15th Floor, Los Angeles CA 90025, USA Capital International Sarl 3, place des Bergues, Geneva 1201, Switzerland Capital International, Inc. 333 South Hope Street, Los Angeles CA 90071, USA Capital Group Private Client Services, Inc. 333 South Hope Street, Los Angeles CA 90071, USA This is Annexure "B" referred to in the Form 605 "Notice of ceasing to be a substantial holder" Signature The Capital Group Companies, Inc. print name Donald H. Rolfe capacity Authorized Signer sign here date 11- November-2021

Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected 12/15/2020 Capital Bank & Trust Company Acquired on market 55.99 USD -98 Common Stock (98) 12/15/2020 Capital Bank & Trust Company Acquired on market 55.99 USD 98 Common Stock 98 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD -198 Common Stock (198) 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD -143 Common Stock (143) 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD -62 Common Stock (62) 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD -61 Common Stock (61) 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 61 Common Stock 61 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 61 Common Stock 61 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 62 Common Stock 62 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 62 Common Stock 62 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 143 Common Stock 143 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 143 Common Stock 143 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 198 Common Stock 198 12/15/2020 Capital Bank & Trust Company Transfer In 75.06 USD 198 Common Stock 198 12/15/2020 Capital Bank & Trust Company Transfer out 75.06 USD -143 Common Stock (143) 12/15/2020 Capital Bank & Trust Company Transfer out 100.56 USD -132 Common Stock (132) 12/15/2020 Capital Bank & Trust Company Transfer out 75.06 USD -62 Common Stock (62) 12/15/2020 Capital Bank & Trust Company Transfer out 75.06 USD -61 Common Stock (61) 12/15/2020 Capital Bank & Trust Company Transfer out 100.56 USD -50 Common Stock (50) 12/15/2020 Capital Bank & Trust Company Transfer out 100.56 USD -16 Common Stock (16) 12/15/2020 Capital Bank & Trust Company Disposed on market 55.2 USD -10 Common Stock (10) 12/15/2020 Capital Bank & Trust Company Disposed on market 55.21 USD -3 Common Stock (3) 12/15/2020 Group Private Client Services, Inc Disposed on market 55.2 USD -194 Common Stock (194) 12/15/2020 Group Private Client Services, Inc Acquired on market 55.99 USD 98 Common Stock 98 12/15/2020 Capital Research and Management Compan Acquired on market 75.51 USD 1795 Common Stock 1,795 12/15/2020 Capital Research and Management Compan Acquired on market 75.51 USD 363915 Common Stock 363,915 12/15/2020 Capital Research and Management Compan Acquired on market 74.39 USD 4 Common Stock 4 12/15/2020 Capital Research and Management Compan Acquired on market 74.39 USD 380 Common Stock 380 12/15/2020 Capital Research and Management Compan Acquired on market 74.39 USD 153 Common Stock 153 12/15/2020 Capital Research and Management Compan Acquired on market 74.39 USD 90 Common Stock 90

12/15/2020 Capital Research and Management Compan Disposed on market 74.39 USD -14 Common Stock (14) 12/16/2020 Capital Bank & Trust Company Transfer In 74.88 USD -143 Common Stock (143) 12/16/2020 Capital Bank & Trust Company Transfer In 74.88 USD -29 Common Stock (29) 12/16/2020 Capital Bank & Trust Company Transfer In 74.88 USD 29 Common Stock 29 12/16/2020 Capital Bank & Trust Company Transfer In 74.88 USD 29 Common Stock 29 12/16/2020 Capital Bank & Trust Company Transfer In 74.88 USD 143 Common Stock 143 12/16/2020 Capital Bank & Trust Company Transfer In 74.88 USD 143 Common Stock 143 12/16/2020 Capital Bank & Trust Company Transfer out 74.88 USD -143 Common Stock (143) 12/16/2020 Capital Bank & Trust Company Transfer out 74.88 USD -29 Common Stock (29) 12/16/2020 Capital Bank & Trust Company Disposed on market 55.47 USD -16 Common Stock (16) 12/16/2020 Capital International Sàrl,Capita Acquired on market 55.49 GBP 1166 Common Stock 1,166 12/16/2020 Group Private Client Services, Inc Transfer out 76.06 USD -107 Common Stock (107) 12/16/2020 Group Private Client Services, Inc Transfer In 76.06 USD 107 Common Stock 107 12/16/2020 Capital Research and Management Compan Acquired on market 55.82 GBP 83 Common Stock 83 12/16/2020 Capital Research and Management Compan Disposed on market 55.84 GBP -99 Common Stock (99) 12/16/2020 Capital Research and Management Compan Acquired on market 55.49 GBP 438 Common Stock 438 12/16/2020 Capital Research and Management Compan Disposed on market 76.19 USD -1 Common Stock (1) 12/16/2020 Capital Research and Management Compan Acquired on market 76.19 USD 59 Common Stock 59 12/16/2020 Capital Research and Management Compan Disposed on market 76.19 USD -222 Common Stock (222) 12/16/2020 Capital Research and Management Compan Acquired on market 76.19 USD 9 Common Stock 9 12/16/2020 Capital Research and Management Compan Acquired on market 76.19 USD 70 Common Stock 70 12/16/2020 Capital Research and Management Compan Disposed on market 76.19 USD -59 Common Stock (59) 12/16/2020 Capital Research and Management Compan Acquired on market 76.19 USD 3 Common Stock 3 12/16/2020 Capital Research and Management Compan Disposed on market 76.19 USD -8 Common Stock (8) 12/16/2020 Capital Research and Management Compan Disposed on market 76.19 USD -26 Common Stock (26) 12/16/2020 Capital Research and Management Compan Acquired on market 76.19 USD 6 Common Stock 6 12/17/2020 Capital Bank & Trust Company Transfer In 76.17 USD -179 Common Stock (179) 12/17/2020 Capital Bank & Trust Company Transfer In 76.17 USD -95 Common Stock (95) 12/17/2020 Capital Bank & Trust Company Transfer In 76.17 USD 95 Common Stock 95 12/17/2020 Capital Bank & Trust Company Transfer In 76.17 USD 95 Common Stock 95 12/17/2020 Capital Bank & Trust Company Transfer In 76.17 USD 179 Common Stock 179

12/17/2020 Capital Bank & Trust Company Transfer In 76.17 USD 179 Common Stock 179 12/17/2020 Capital Bank & Trust Company Transfer out 74.89 USD -1832 Common Stock (1,832) 12/17/2020 Capital Bank & Trust Company Transfer out 74.89 USD -355 Common Stock (355) 12/17/2020 Capital Bank & Trust Company Transfer out 76.17 USD -100 Common Stock (100) 12/17/2020 Capital Bank & Trust Company Transfer out 76.17 USD -95 Common Stock (95) 12/17/2020 Capital Bank & Trust Company Transfer out 76.17 USD -60 Common Stock (60) 12/17/2020 Capital Bank & Trust Company Transfer out 76.17 USD -19 Common Stock (19) 12/17/2020 Capital International Investors Acquired on market 56.15 GBP 763 Common Stock 763 12/17/2020 Capital International Investors Acquired on market 56.15 GBP 3319 Common Stock 3,319 12/17/2020 Capital Research and Management Compan Acquired on market 56.32 GBP 328 Common Stock 328 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 12 Common Stock 12 12/17/2020 Capital Research and Management Compan Disposed on market 76.19 USD -5020 Common Stock (5,020) 12/17/2020 Capital Research and Management Compan Disposed on market 75.9 USD -3 Common Stock (3) 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 11 Common Stock 11 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 6 Common Stock 6 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 297 Common Stock 297 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 155 Common Stock 155 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 123 Common Stock 123 12/17/2020 Capital Research and Management Compan Acquired on market 75.9 USD 24 Common Stock 24 12/18/2020 Capital Bank & Trust Company Acquired on market 56.8 USD 61 Common Stock 61 12/18/2020 Capital Bank & Trust Company Transfer In 76.61 USD -200 Common Stock (200) 12/18/2020 Capital Bank & Trust Company Transfer In 76.61 USD -200 Common Stock (200) 12/18/2020 Capital Bank & Trust Company Transfer In 76.22 USD -198 Common Stock (198) 12/18/2020 Capital Bank & Trust Company Transfer In 76.22 USD 198 Common Stock 198 12/18/2020 Capital Bank & Trust Company Transfer In 76.22 USD 198 Common Stock 198 12/18/2020 Capital Bank & Trust Company Transfer In 76.61 USD 200 Common Stock 200 12/18/2020 Capital Bank & Trust Company Transfer In 76.61 USD 200 Common Stock 200 12/18/2020 Capital Bank & Trust Company Transfer out 76.22 USD -198 Common Stock (198) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -1758 Common Stock (1,758) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -1758 Common Stock (1,758) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -203 Common Stock (203)

12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -200 Common Stock (200) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -128 Common Stock (128) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -64 Common Stock (64) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -28 Common Stock (28) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -28 Common Stock (28) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD -6 Common Stock (6) 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD 28 Common Stock 28 12/18/2020 Capital Bank & Trust Company Disposed on market 57 USD 1758 Common Stock 1,758 12/18/2020 Capital Bank & Trust Company Transfer In 76.3 USD 29 Common Stock 29 12/18/2020 Capital Bank & Trust Company Transfer In 76.3 USD 60 Common Stock 60 12/18/2020 Capital Bank & Trust Company Transfer In 76.3 USD 95 Common Stock 95 12/18/2020 Capital Bank & Trust Company Transfer In 76.3 USD 100 Common Stock 100 12/18/2020 Capital Bank & Trust Company Transfer In 76.3 USD 350 Common Stock 350 12/18/2020 Capital Bank & Trust Company Transfer In 76.3 USD 400 Common Stock 400 12/18/2020 Capital Bank & Trust Company Transfer out 76.3 USD -400 Common Stock (400) 12/18/2020 Capital Bank & Trust Company Transfer out 76.3 USD -350 Common Stock (350) 12/18/2020 Capital Bank & Trust Company Transfer out 76.3 USD -95 Common Stock (95) 12/18/2020 Capital Bank & Trust Company Transfer out 76.3 USD -29 Common Stock (29) 12/18/2020 Group Private Client Services, Inc Transfer out 76.3 USD -179 Common Stock (179) 12/18/2020 Group Private Client Services, Inc Disposed on market 57 USD -30 Common Stock (30) 12/18/2020 Group Private Client Services, Inc Disposed on market 57 USD -26 Common Stock (26) 12/18/2020 Group Private Client Services, Inc Disposed on market 57 USD -21 Common Stock (21) 12/18/2020 Group Private Client Services, Inc Transfer In 76.3 USD 19 Common Stock 19 12/18/2020 Group Private Client Services, Inc Acquired on market 56.64 USD 78 Common Stock 78 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 166 Common Stock 166 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 151 Common Stock 151 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 233 Common Stock 233 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 253 Common Stock 253 12/18/2020 Capital Research and Management Compan Disposed on market 76.6 USD -4 Common Stock (4) 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 15 Common Stock 15 12/18/2020 Capital Research and Management Compan Disposed on market 76.6 USD -2 Common Stock (2)

12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 4968 Common Stock 4,968 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 10 Common Stock 10 12/18/2020 Capital Research and Management Compan Acquired on market 76.6 USD 30 Common Stock 30 12/21/2020 Capital Bank & Trust Company Disposed on market 56 USD -23 Common Stock (23) 12/21/2020 Capital Bank & Trust Company Disposed on market 56 USD -19 Common Stock (19) 12/21/2020 Capital Bank & Trust Company Disposed on market 56 USD -4 Common Stock (4) 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 4 Common Stock 4 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 6 Common Stock 6 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 10 Common Stock 10 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 12 Common Stock 12 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 18 Common Stock 18 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 20 Common Stock 20 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 24 Common Stock 24 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 26 Common Stock 26 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 29 Common Stock 29 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 31 Common Stock 31 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 45 Common Stock 45 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 45 Common Stock 45 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 52 Common Stock 52 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 55 Common Stock 55 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 58 Common Stock 58 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 61 Common Stock 61 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 65 Common Stock 65 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 65 Common Stock 65 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 84 Common Stock 84 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 92 Common Stock 92 12/21/2020 Capital Bank & Trust Company Transfer In 76.05 USD 95 Common Stock 95 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 96 Common Stock 96 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 100 Common Stock 100 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 105 Common Stock 105 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 112 Common Stock 112

12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 169 Common Stock 169 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 198 Common Stock 198 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 214 Common Stock 214 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 541 Common Stock 541 12/21/2020 Capital Bank & Trust Company Transfer In 75.41 USD 545 Common Stock 545 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -545 Common Stock (545) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -480 Common Stock (480) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -401 Common Stock (401) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -398 Common Stock (398) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -330 Common Stock (330) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -311 Common Stock (311) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -248 Common Stock (248) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -198 Common Stock (198) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -198 Common Stock (198) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -112 Common Stock (112) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -105 Common Stock (105) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -86 Common Stock (86) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -61 Common Stock (61) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -58 Common Stock (58) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -58 Common Stock (58) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -55 Common Stock (55) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -55 Common Stock (55) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -45 Common Stock (45) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -45 Common Stock (45) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -31 Common Stock (31) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -29 Common Stock (29) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -20 Common Stock (20) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -12 Common Stock (12) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -12 Common Stock (12) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -8 Common Stock (8) 12/21/2020 Capital Bank & Trust Company Transfer out 75.41 USD -1 Common Stock (1)

12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -225 Common Stock (225) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -210 Common Stock (210) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -172 Common Stock (172) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -148 Common Stock (148) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -118 Common Stock (118) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -116 Common Stock (116) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -109 Common Stock (109) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -99 Common Stock (99) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -98 Common Stock (98) 12/21/2020 Group Private Client Services, Inc Transfer out 76.05 USD -95 Common Stock (95) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -92 Common Stock (92) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -82 Common Stock (82) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -78 Common Stock (78) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -74 Common Stock (74) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -74 Common Stock (74) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -54 Common Stock (54) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -37 Common Stock (37) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -26 Common Stock (26) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -23 Common Stock (23) 12/21/2020 Group Private Client Services, Inc Transfer out 75.41 USD -17 Common Stock (17) 12/21/2020 Group Private Client Services, Inc Disposed on market 56 USD -2 Common Stock (2) 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 1 Common Stock 1 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 8 Common Stock 8 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 17 Common Stock 17 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 21 Common Stock 21 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 30 Common Stock 30 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 31 Common Stock 31 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 37 Common Stock 37 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 47 Common Stock 47 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 54 Common Stock 54 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 71 Common Stock 71

12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 74 Common Stock 74 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 74 Common Stock 74 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 78 Common Stock 78 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 82 Common Stock 82 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 86 Common Stock 86 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 98 Common Stock 98 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 116 Common Stock 116 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 118 Common Stock 118 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 118 Common Stock 118 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 148 Common Stock 148 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 172 Common Stock 172 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 188 Common Stock 188 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 225 Common Stock 225 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 311 Common Stock 311 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 330 Common Stock 330 12/21/2020 Group Private Client Services, Inc Transfer In 75.41 USD 337 Common Stock 337 12/21/2020 Capital Research and Management Compan Disposed on market 56.81 GBP -984 Common Stock (984) 12/21/2020 Capital Research and Management Compan Disposed on market 55.32 GBP -197 Common Stock (197) 12/21/2020 Capital Research and Management Compan Acquired on market 56.07 GBP 1394 Common Stock 1,394 12/21/2020 Capital Research and Management Compan Disposed on market 76.61 USD -19 Common Stock (19) 12/21/2020 Capital Research and Management Compan Acquired on market 76.61 USD 3 Common Stock 3 12/21/2020 Capital Research and Management Compan Disposed on market 76.61 USD -22 Common Stock (22) 12/21/2020 Capital Research and Management Compan Acquired on market 76.61 USD 40 Common Stock 40 12/21/2020 Capital Research and Management Compan Acquired on market 76.61 USD 76 Common Stock 76 12/21/2020 Capital Research and Management Compan Acquired on market 76.61 USD 212 Common Stock 212 12/21/2020 Capital Research and Management Compan Disposed on market 76.61 USD -38 Common Stock (38) 12/21/2020 Capital Research and Management Compan Acquired on market 76.61 USD 59 Common Stock 59 12/22/2020 Capital Bank & Trust Company Transfer In 74.29 USD -84 Common Stock (84) 12/22/2020 Capital Bank & Trust Company Transfer In 74.29 USD 84 Common Stock 84 12/22/2020 Capital Bank & Trust Company Transfer In 74.29 USD 84 Common Stock 84 12/22/2020 Capital Bank & Trust Company Transfer out 74.29 USD -84 Common Stock (84)

12/22/2020 Capital Bank & Trust Company Transfer In 75.26 USD 60 Common Stock 60 12/22/2020 Capital Bank & Trust Company Transfer In 75.26 USD 100 Common Stock 100 12/22/2020 Capital Bank & Trust Company Transfer out 75.26 USD -100 Common Stock (100) 12/22/2020 Capital Bank & Trust Company Transfer out 75.26 USD -60 Common Stock (60) 12/22/2020 Group Private Client Services, Inc Transfer out 75.26 USD -19 Common Stock (19) 12/22/2020 Group Private Client Services, Inc Transfer In 75.26 USD 19 Common Stock 19 12/22/2020 Capital Research and Management Compan Acquired on market 56.1 GBP 694 Common Stock 694 12/22/2020 Capital Research and Management Compan Disposed on market 56.03 GBP -144 Common Stock (144) 12/22/2020 Capital Research and Management Compan Acquired on market 76.28 USD 34 Common Stock 34 12/22/2020 Capital Research and Management Compan Disposed on market 76.28 USD -58 Common Stock (58) 12/22/2020 Capital Research and Management Compan Acquired on market 76.28 USD 194 Common Stock 194 12/22/2020 Capital Research and Management Compan Acquired on market 76.28 USD 224 Common Stock 224 12/22/2020 Capital Research and Management Compan Acquired on market 76.28 USD 10 Common Stock 10 12/22/2020 Capital Research and Management Compan Acquired on market 76.28 USD 48 Common Stock 48 12/22/2020 Capital Research and Management Compan Acquired on market 76.28 USD 11 Common Stock 11 12/23/2020 Capital Bank & Trust Company Acquired on market 55.8 USD -35 Common Stock (35) 12/23/2020 Capital Bank & Trust Company Acquired on market 55.8 USD 35 Common Stock 35 12/23/2020 Capital Bank & Trust Company Acquired on market 55.8 USD 35 Common Stock 35 12/23/2020 Capital Bank & Trust Company Transfer In 75.7 USD -545 Common Stock (545) 12/23/2020 Capital Bank & Trust Company Transfer out 75.7 USD -400 Common Stock (400) 12/23/2020 Capital Bank & Trust Company Transfer out 75.7 USD -100 Common Stock (100) 12/23/2020 Capital Bank & Trust Company Transfer out 75.7 USD -45 Common Stock (45) 12/23/2020 Group Private Client Services, Inc Disposed on market 55.69 USD -67 Common Stock (67) 12/23/2020 Group Private Client Services, Inc Transfer In 75.7 USD 545 Common Stock 545 12/23/2020 Group Private Client Services, Inc Transfer In 75.7 USD 545 Common Stock 545 12/23/2020 Capital Research and Management Compan Acquired on market 55.97 GBP 108 Common Stock 108 12/23/2020 Capital Research and Management Compan Disposed on market 75.29 USD -3 Common Stock (3) 12/23/2020 Capital Research and Management Compan Acquired on market 75.29 USD 2 Common Stock 2 12/23/2020 Capital Research and Management Compan Acquired on market 75.29 USD 41 Common Stock 41 12/23/2020 Capital Research and Management Compan Acquired on market 75.29 USD 111 Common Stock 111 12/23/2020 Capital Research and Management Compan Acquired on market 75.29 USD 152 Common Stock 152

12/23/2020 Capital Research and Management Compan Acquired on market 75.29 USD 132 Common Stock 132 12/23/2020 Capital Research and Management Compan Acquired on market 75.29 USD 15 Common Stock 15 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD -200 Common Stock (200) 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD -200 Common Stock (200) 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD -200 Common Stock (200) 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD 200 Common Stock 200 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD 200 Common Stock 200 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD 200 Common Stock 200 12/24/2020 Capital Bank & Trust Company Transfer In 75.94 USD 200 Common Stock 200 12/24/2020 Capital Bank & Trust Company Disposed on market 75.65 USD -200 Common Stock (200) 12/24/2020 Capital Bank & Trust Company Disposed on market 75.65 USD -200 Common Stock (200) 12/24/2020 Capital Bank & Trust Company Disposed on market 56.01 USD -96 Common Stock (96) 12/24/2020 Capital Bank & Trust Company Disposed on market 56.01 USD -50 Common Stock (50) 12/24/2020 Capital Bank & Trust Company Disposed on market 56.01 USD -18 Common Stock (18) 12/24/2020 Capital Bank & Trust Company Disposed on market 56.01 USD -8 Common Stock (8) 12/24/2020 Capital Bank & Trust Company Disposed on market 56.01 USD -4 Common Stock (4) 12/24/2020 Capital Bank & Trust Company Disposed on market 75.65 USD 200 Common Stock 200 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 3 Common Stock 3 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 4 Common Stock 4 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 20 Common Stock 20 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 35 Common Stock 35 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 41 Common Stock 41 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 45 Common Stock 45 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 50 Common Stock 50 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 60 Common Stock 60 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 60 Common Stock 60 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 80 Common Stock 80 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 96 Common Stock 96 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 100 Common Stock 100 12/24/2020 Capital Bank & Trust Company Transfer In 75.81 USD 132 Common Stock 132 12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 132 Common Stock 132

12/24/2020 Capital Bank & Trust Company Transfer In 75.46 USD 160 Common Stock 160 12/24/2020 Capital Bank & Trust Company Transfer out 75.46 USD -545 Common Stock (545) 12/24/2020 Capital Bank & Trust Company Transfer out 75.46 USD -206 Common Stock (206) 12/24/2020 Capital Bank & Trust Company Transfer out 75.81 USD -132 Common Stock (132) 12/24/2020 Capital Bank & Trust Company Transfer out 75.46 USD -132 Common Stock (132) 12/24/2020 Capital Bank & Trust Company Transfer out 75.46 USD -80 Common Stock (80) 12/24/2020 Capital Bank & Trust Company Transfer out 75.46 USD -35 Common Stock (35) 12/24/2020 Group Private Client Services, Inc Acquired on market 56.17 USD -218 Common Stock (218) 12/24/2020 Group Private Client Services, Inc Transfer out 75.46 USD -162 Common Stock (162) 12/24/2020 Group Private Client Services, Inc Transfer out 75.46 USD -160 Common Stock (160) 12/24/2020 Group Private Client Services, Inc Transfer out 75.46 USD -158 Common Stock (158) 12/24/2020 Group Private Client Services, Inc Transfer out 75.46 USD -107 Common Stock (107) 12/24/2020 Group Private Client Services, Inc Transfer out 75.46 USD -41 Common Stock (41) 12/24/2020 Group Private Client Services, Inc Transfer out 75.46 USD -36 Common Stock (36) 12/24/2020 Group Private Client Services, Inc Disposed on market 56.01 USD -19 Common Stock (19) 12/24/2020 Group Private Client Services, Inc Transfer In 75.46 USD 6 Common Stock 6 12/24/2020 Group Private Client Services, Inc Transfer In 75.46 USD 14 Common Stock 14 12/24/2020 Group Private Client Services, Inc Transfer In 75.46 USD 36 Common Stock 36 12/24/2020 Group Private Client Services, Inc Transfer In 75.46 USD 158 Common Stock 158 12/24/2020 Group Private Client Services, Inc Transfer In 75.46 USD 162 Common Stock 162 12/24/2020 Group Private Client Services, Inc Acquired on market 56.17 USD 218 Common Stock 218 12/24/2020 Group Private Client Services, Inc Acquired on market 56.17 USD 218 Common Stock 218 12/24/2020 Group Private Client Services, Inc Transfer In 75.46 USD 400 Common Stock 400 12/24/2020 Capital Research and Management Compan Disposed on market 76.13 USD -177 Common Stock (177) 12/24/2020 Capital Research and Management Compan Acquired on market 76.13 USD 60 Common Stock 60 12/24/2020 Capital Research and Management Compan Disposed on market 76.13 USD -14 Common Stock (14) 12/24/2020 Capital Research and Management Compan Acquired on market 76.13 USD 30 Common Stock 30 12/24/2020 Capital Research and Management Compan Acquired on market 76.13 USD 42 Common Stock 42 12/24/2020 Capital Research and Management Compan Acquired on market 76.13 USD 518 Common Stock 518 12/24/2020 Capital Research and Management Compan Acquired on market 76.13 USD 9 Common Stock 9 12/28/2020 Capital Bank & Trust Company Transfer In 74.93 USD -683 Common Stock (683)

12/28/2020 Capital Bank & Trust Company Transfer In 74.93 USD 683 Common Stock 683 12/28/2020 Capital Bank & Trust Company Transfer In 74.93 USD 683 Common Stock 683 12/28/2020 Capital Bank & Trust Company Transfer out 74.93 USD -683 Common Stock (683) 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 26 Common Stock 26 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 90 Common Stock 90 12/28/2020 Capital Research and Management Compan Disposed on market 75.94 USD -540 Common Stock (540) 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 26 Common Stock 26 12/28/2020 Capital Research and Management Compan Disposed on market 75.94 USD -5 Common Stock (5) 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 49 Common Stock 49 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 11 Common Stock 11 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 222 Common Stock 222 12/28/2020 Capital Research and Management Compan Acquired on market 75.94 USD 10 Common Stock 10 12/29/2020 Capital Bank & Trust Company Transfer In 75.97 USD -147 Common Stock (147) 12/29/2020 Capital Bank & Trust Company Transfer In 75.97 USD 147 Common Stock 147 12/29/2020 Capital Bank & Trust Company Transfer In 75.97 USD 147 Common Stock 147 12/29/2020 Capital Bank & Trust Company Transfer out 75.97 USD -147 Common Stock (147) 12/29/2020 Capital Bank & Trust Company Disposed on market 56.35 USD -523 Common Stock (523) 12/29/2020 Capital Bank & Trust Company Disposed on market 56.35 USD -58 Common Stock (58) 12/29/2020 Group Private Client Services, Inc Disposed on market 56.33 USD -68 Common Stock (68) 12/29/2020 Capital Research and Management Compan Disposed on market 56.29 GBP -190 Common Stock (190) 12/29/2020 Capital Research and Management Compan Acquired on market 56.41 GBP 143 Common Stock 143 12/29/2020 Capital Research and Management Compan Acquired on market 56.32 GBP 151 Common Stock 151 12/29/2020 Capital Research and Management Compan Acquired on market 75.59 USD 80 Common Stock 80 12/29/2020 Capital Research and Management Compan Disposed on market 75.59 USD -34 Common Stock (34) 12/29/2020 Capital Research and Management Compan Acquired on market 75.59 USD 105 Common Stock 105 12/29/2020 Capital Research and Management Compan Disposed on market 75.59 USD -128 Common Stock (128) 12/29/2020 Capital Research and Management Compan Acquired on market 75.59 USD 138 Common Stock 138 12/29/2020 Capital Research and Management Compan Disposed on market 75.59 USD -4 Common Stock (4) 12/29/2020 Capital Research and Management Compan Acquired on market 75.59 USD 6 Common Stock 6 12/30/2020 Capital Bank & Trust Company Acquired on market 56.29 USD -100 Common Stock (100) 12/30/2020 Capital Bank & Trust Company Acquired on market 56.29 USD 100 Common Stock 100

12/30/2020 Capital Bank & Trust Company Acquired on market 56.29 USD 100 Common Stock 100 12/30/2020 Capital Bank & Trust Company Transfer In 75.4 USD -271 Common Stock (271) 12/30/2020 Capital Bank & Trust Company Transfer In 75.4 USD 271 Common Stock 271 12/30/2020 Capital Bank & Trust Company Transfer In 75.4 USD 271 Common Stock 271 12/30/2020 Capital Bank & Trust Company Transfer In 75.4 USD 350 Common Stock 350 12/30/2020 Capital Bank & Trust Company Transfer out 75.4 USD -271 Common Stock (271) 12/30/2020 Capital Bank & Trust Company Transfer out 75.4 USD -245 Common Stock (245) 12/30/2020 Capital Bank & Trust Company Transfer out 75.4 USD -105 Common Stock (105) 12/30/2020 Capital Bank & Trust Company Disposed on market 55.29 USD -5 Common Stock (5) 12/30/2020 Capital Bank & Trust Company Transfer out 75.45 USD -350 Common Stock (350) 12/30/2020 Group Private Client Services, Inc Transfer In 75.45 USD 350 Common Stock 350 12/30/2020 Capital Research and Management Compan Disposed on market 76.13 USD -7 Common Stock (7) 12/30/2020 Capital Research and Management Compan Acquired on market 76.13 USD 9 Common Stock 9 12/30/2020 Capital Research and Management Compan Disposed on market 76.13 USD -38 Common Stock (38) 12/30/2020 Capital Research and Management Compan Acquired on market 76.13 USD 355 Common Stock 355 12/30/2020 Capital Research and Management Compan Acquired on market 76.13 USD 303 Common Stock 303 12/30/2020 Capital Research and Management Compan Acquired on market 76.13 USD 58 Common Stock 58 12/30/2020 Capital Research and Management Compan Acquired on market 76.13 USD 11 Common Stock 11 12/31/2020 Capital Bank & Trust Company Acquired on market 54.71 USD -45 Common Stock (45) 12/31/2020 Capital Bank & Trust Company Acquired on market 54.71 USD 45 Common Stock 45 12/31/2020 Capital Bank & Trust Company Acquired on market 54.71 USD 45 Common Stock 45 12/31/2020 Capital Bank & Trust Company Transfer In 74.75 USD -157 Common Stock (157) 12/31/2020 Capital Bank & Trust Company Transfer In 74.75 USD 156 Common Stock 156 12/31/2020 Capital Bank & Trust Company Transfer In 74.75 USD 157 Common Stock 157 12/31/2020 Capital Bank & Trust Company Transfer In 74.75 USD 157 Common Stock 157 12/31/2020 Capital Bank & Trust Company Transfer out 74.75 USD -157 Common Stock (157) 12/31/2020 Capital Bank & Trust Company Transfer out 74.75 USD -45 Common Stock (45) 12/31/2020 Capital Bank & Trust Company Disposed on market 54.56 USD -8 Common Stock (8) 12/31/2020 Capital Bank & Trust Company Transfer In 74.8 USD 84 Common Stock 84 12/31/2020 Capital Bank & Trust Company Transfer In 74.8 USD 100 Common Stock 100 12/31/2020 Capital Bank & Trust Company Transfer out 74.8 USD -683 Common Stock (683)

12/31/2020 Capital Bank & Trust Company Transfer out 75.78 USD -147 Common Stock (147) 12/31/2020 Capital Bank & Trust Company Transfer out 74.8 USD -100 Common Stock (100) 12/31/2020 Capital Bank & Trust Company Transfer out 74.8 USD -84 Common Stock (84) 12/31/2020 Group Private Client Services, Inc Transfer out 74.8 USD -271 Common Stock (271) 12/31/2020 Group Private Client Services, Inc Transfer out 74.8 USD -225 Common Stock (225) 12/31/2020 Group Private Client Services, Inc Transfer In 74.75 USD -156 Common Stock (156) 12/31/2020 Group Private Client Services, Inc Transfer out 74.8 USD -147 Common Stock (147) 12/31/2020 Group Private Client Services, Inc Transfer out 74.8 USD -137 Common Stock (137) 12/31/2020 Group Private Client Services, Inc Transfer out 74.75 USD -111 Common Stock (111) 12/31/2020 Group Private Client Services, Inc Transfer out 74.8 USD -62 Common Stock (62) 12/31/2020 Group Private Client Services, Inc Transfer out 74.8 USD -61 Common Stock (61) 12/31/2020 Group Private Client Services, Inc Disposed on market 54.56 USD -34 Common Stock (34) 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 61 Common Stock 61 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 62 Common Stock 62 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 137 Common Stock 137 12/31/2020 Group Private Client Services, Inc Transfer In 75.78 USD 147 Common Stock 147 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 147 Common Stock 147 12/31/2020 Group Private Client Services, Inc Transfer In 74.75 USD 156 Common Stock 156 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 225 Common Stock 225 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 271 Common Stock 271 12/31/2020 Group Private Client Services, Inc Transfer In 74.8 USD 683 Common Stock 683 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 9 Common Stock 9 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 220 Common Stock 220 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 237 Common Stock 237 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 317 Common Stock 317 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 3 Common Stock 3 12/31/2020 Capital Research and Management Compan Disposed on market 75.99 USD -31 Common Stock (31) 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 17 Common Stock 17 12/31/2020 Capital Research and Management Compan Disposed on market 75.99 USD -9 Common Stock (9) 12/31/2020 Capital Research and Management Compan Acquired on market 75.99 USD 6 Common Stock 6 1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD -27 Common Stock (27)

1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD -27 Common Stock (27) 1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD -27 Common Stock (27) 1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD 27 Common Stock 27 1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD 27 Common Stock 27 1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD 27 Common Stock 27 1/4/2021 Capital Bank & Trust Company Acquired on market 57.44 USD 27 Common Stock 27 1/4/2021 Group Private Client Services, Inc Acquired on market 57.24 USD -92 Common Stock (92) 1/4/2021 Group Private Client Services, Inc Acquired on market 57.24 USD 92 Common Stock 92 1/4/2021 Group Private Client Services, Inc Acquired on market 57.24 USD 92 Common Stock 92 1/4/2021 Capital Research and Management Compan In-kind Acquisiton 56.94 GBP 718 Common Stock 718 1/4/2021 Capital Research and Management Compan In-kind Acquisiton 56.94 GBP 7169 Common Stock 7,169 1/4/2021 Capital Research and Management Compan In-kind Acquisiton 56.94 GBP 3269 Common Stock 3,269 1/4/2021 Capital Research and Management Compan In-kind Disposition 56.94 GBP -718 Common Stock (718) 1/4/2021 Capital Research and Management Compan In-kind Disposition 56.94 GBP -7169 Common Stock (7,169) 1/4/2021 Capital Research and Management Compan In-kind Disposition 56.94 GBP -3269 Common Stock (3,269) 1/4/2021 Capital Research and Management Compan Disposed on market 57.75 GBP -4900 Common Stock (4,900) 1/4/2021 Capital Research and Management Compan Acquired on market 75.22 USD 31 Common Stock 31 1/4/2021 Capital Research and Management Compan Acquired on market 75.22 USD 59 Common Stock 59 1/4/2021 Capital Research and Management Compan Acquired on market 75.22 USD 30 Common Stock 30 1/4/2021 Capital Research and Management Compan Acquired on market 75.22 USD 637 Common Stock 637 1/4/2021 Capital Research and Management Compan Acquired on market 75.22 USD 120 Common Stock 120 1/4/2021 Capital Research and Management Compan Disposed on market 75.22 USD -5 Common Stock (5) 1/4/2021 Capital Research and Management Compan Acquired on market 75.22 USD 103 Common Stock 103 1/5/2021 Capital Bank & Trust Company Transfer out 35.84 USD -1000 Common Stock (1,000) 1/5/2021 Capital Bank & Trust Company Transfer out 0 USD -1000 Common Stock (1,000) 1/5/2021 Capital Bank & Trust Company Transfer out 78.6 USD -1000 Common Stock (1,000) 1/5/2021 Capital Bank & Trust Company Transfer out 35.84 USD -395 Common Stock (395) 1/5/2021 Capital Bank & Trust Company Transfer out 0 USD -395 Common Stock (395) 1/5/2021 Capital Bank & Trust Company Transfer out 78.6 USD -395 Common Stock (395) 1/5/2021 Capital Bank & Trust Company Transfer out 35.84 USD -250 Common Stock (250) 1/5/2021 Capital Bank & Trust Company Transfer out 0 USD -250 Common Stock (250)

1/5/2021 Capital Bank & Trust Company Transfer out 78.6 USD -250 Common Stock (250) 1/5/2021 Capital Bank & Trust Company Transfer out 35.84 USD 250 Common Stock 250 1/5/2021 Capital Bank & Trust Company Transfer out 0 USD 250 Common Stock 250 1/5/2021 Capital Bank & Trust Company Transfer out 35.84 USD 395 Common Stock 395 1/5/2021 Capital Bank & Trust Company Transfer out 0 USD 395 Common Stock 395 1/5/2021 Capital Bank & Trust Company Transfer out 35.84 USD 1000 Common Stock 1,000 1/5/2021 Capital Bank & Trust Company Transfer out 0 USD 1000 Common Stock 1,000 1/5/2021 Capital Bank & Trust Company Disposed on market 57.22 USD -9 Common Stock (9) 1/5/2021 Capital Bank & Trust Company Transfer out 77.59 USD -683 Common Stock (683) 1/5/2021 Group Private Client Services, Inc Transfer In 77.59 USD 683 Common Stock 683 1/5/2021 Capital Research and Management Compan Acquired on market 57.68 GBP 95 Common Stock 95 1/5/2021 Capital Research and Management Compan Acquired on market 57.68 GBP 243 Common Stock 243 1/5/2021 Capital Research and Management Compan Acquired on market 57.68 GBP 449 Common Stock 449 1/5/2021 Capital Research and Management Compan Acquired on market 57.68 GBP 496 Common Stock 496 1/5/2021 Capital Research and Management Compan Acquired on market 77.39 USD 14 Common Stock 14 1/5/2021 Capital Research and Management Compan Acquired on market 77.39 USD 4 Common Stock 4 1/5/2021 Capital Research and Management Compan Acquired on market 77.39 USD 263 Common Stock 263 1/5/2021 Capital Research and Management Compan Disposed on market 77.39 USD -5 Common Stock (5) 1/5/2021 Capital Research and Management Compan Acquired on market 77.39 USD 12 Common Stock 12 1/5/2021 Capital Research and Management Compan Disposed on market 77.39 USD -1 Common Stock (1) 1/5/2021 Capital Research and Management Compan Acquired on market 77.39 USD 119 Common Stock 119 1/5/2021 Capital Research and Management Compan Acquired on market 77.39 USD 42 Common Stock 42 1/5/2021 Capital Research and Management Compan Disposed on market 77.39 USD -13 Common Stock (13) 1/6/2021 Capital Bank & Trust Company Transfer In 78.67 USD 84 Common Stock 84 1/6/2021 Group Private Client Services, Inc Transfer out 78.67 USD -84 Common Stock (84) 1/6/2021 Capital Research and Management Compan Acquired on market 58.12 GBP 923 Common Stock 923 1/6/2021 Capital Research and Management Compan Acquired on market 60.97 GBP 1500 Common Stock 1,500 1/6/2021 Capital Research and Management Compan Acquired on market 61.15 GBP 143 Common Stock 143 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 28 Common Stock 28 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 6 Common Stock 6 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 9 Common Stock 9

1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 321 Common Stock 321 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 2 Common Stock 2 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 26 Common Stock 26 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 9 Common Stock 9 1/6/2021 Capital Research and Management Compan Disposed on market 79.26 USD -3 Common Stock (3) 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 134 Common Stock 134 1/6/2021 Capital Research and Management Compan Acquired on market 79.26 USD 19 Common Stock 19 1/7/2021 Capital Bank & Trust Company Acquired on market 62.74 USD -104 Common Stock (104) 1/7/2021 Capital Bank & Trust Company Acquired on market 62.74 USD 104 Common Stock 104 1/7/2021 Capital Bank & Trust Company Acquired on market 62.74 USD 104 Common Stock 104 1/7/2021 Capital Research and Management Compan Acquired on market 63.22 GBP 1729 Common Stock 1,729 1/7/2021 Capital Research and Management Compan Acquired on market 63.22 GBP 17863 Common Stock 17,863 1/7/2021 Capital Research and Management Compan Acquired on market 62.52 GBP 2603 Common Stock 2,603 1/7/2021 Capital Research and Management Compan Acquired on market 62.52 GBP 26899 Common Stock 26,899 1/7/2021 Capital Research and Management Compan Acquired on market 63.07 GBP 30568 Common Stock 30,568 1/7/2021 Capital Research and Management Compan Acquired on market 63.07 GBP 315868 Common Stock 315,868 1/7/2021 Capital Research and Management Compan Acquired on market 61.9 GBP 1972 Common Stock 1,972 1/7/2021 Capital Research and Management Compan Acquired on market 61.9 GBP 20378 Common Stock 20,378 1/7/2021 Capital Research and Management Compan Acquired on market 62.27 GBP 6352 Common Stock 6,352 1/7/2021 Capital Research and Management Compan Acquired on market 62.27 GBP 65638 Common Stock 65,638 1/7/2021 Capital Research and Management Compan Acquired on market 62.57 GBP 1619 Common Stock 1,619 1/7/2021 Capital Research and Management Compan Acquired on market 62.57 GBP 16726 Common Stock 16,726 1/7/2021 Capital Research and Management Compan Disposed on market 62.67 GBP -169 Common Stock (169) 1/7/2021 Capital Research and Management Compan Acquired on market 62.61 GBP 90 Common Stock 90 1/7/2021 Capital Research and Management Compan Disposed on market 62.65 GBP -142 Common Stock (142) 1/7/2021 Capital Research and Management Compan Acquired on market 82.8 USD 10 Common Stock 10 1/7/2021 Capital Research and Management Compan Acquired on market 82.8 USD 66 Common Stock 66 1/7/2021 Capital Research and Management Compan Acquired on market 82.8 USD 199 Common Stock 199 1/7/2021 Capital Research and Management Compan Acquired on market 82.8 USD 151 Common Stock 151 1/7/2021 Capital Research and Management Compan Acquired on market 82.8 USD 30 Common Stock 30 1/7/2021 Capital Research and Management Compan Acquired on market 82.8 USD 168 Common Stock 168

1/7/2021 Capital Research and Management Compan Disposed on market 82.8 USD -3 Common Stock (3) 1/7/2021 Capital Research and Management Compan Disposed on market 82.8 USD -4 Common Stock (4) 1/8/2021 Capital Bank & Trust Company Disposed on market 63.25 USD -29 Common Stock (29) 1/8/2021 Group Private Client Services, Inc Acquired on market 62.92 USD -91 Common Stock (91) 1/8/2021 Group Private Client Services, Inc Acquired on market 62.92 USD 91 Common Stock 91 1/8/2021 Group Private Client Services, Inc Acquired on market 62.92 USD 91 Common Stock 91 1/8/2021 Capital Research and Management Compan Acquired on market 62.61 GBP 13524 Common Stock 13,524 1/8/2021 Capital Research and Management Compan Acquired on market 62.61 GBP 139751 Common Stock 139,751 1/8/2021 Capital Research and Management Compan Acquired on market 63.1 GBP 9616 Common Stock 9,616 1/8/2021 Capital Research and Management Compan Acquired on market 63.1 GBP 99369 Common Stock 99,369 1/8/2021 Capital Research and Management Compan Acquired on market 85.98 USD 29 Common Stock 29 1/8/2021 Capital Research and Management Compan Acquired on market 85.98 USD 5 Common Stock 5 1/8/2021 Capital Research and Management Compan Disposed on market 85.98 USD -1 Common Stock (1) 1/8/2021 Capital Research and Management Compan Acquired on market 85.98 USD 419 Common Stock 419 1/8/2021 Capital Research and Management Compan Acquired on market 85.98 USD 277 Common Stock 277 1/8/2021 Capital Research and Management Compan Acquired on market 85.98 USD 139 Common Stock 139 1/8/2021 Capital Research and Management Compan Acquired on market 85.98 USD 20 Common Stock 20 1/11/2021 Capital Bank & Trust Company Acquired on market 62.32 USD -1805 Common Stock (1,805) 1/11/2021 Capital Bank & Trust Company Acquired on market 62.32 USD 1805 Common Stock 1,805 1/11/2021 Capital Bank & Trust Company Acquired on market 62.32 USD 1805 Common Stock 1,805 1/11/2021 Capital Bank & Trust Company Transfer out 112.65 USD -100 Common Stock (100) 1/11/2021 Capital Bank & Trust Company Transfer out 112.65 USD -70 Common Stock (70) 1/11/2021 Capital Bank & Trust Company Transfer out 112.65 USD -65 Common Stock (65) 1/11/2021 Capital Bank & Trust Company Transfer In 85.32 USD 198 Common Stock 198 1/11/2021 Capital Bank & Trust Company Transfer out 85.32 USD -198 Common Stock (198) 1/11/2021 Group Private Client Services, Inc Transfer out 85.32 USD -271 Common Stock (271) 1/11/2021 Group Private Client Services, Inc Disposed on market 62.26 USD -267 Common Stock (267) 1/11/2021 Group Private Client Services, Inc Transfer In 85.32 USD 271 Common Stock 271 1/11/2021 Capital Research and Management Compan Disposed on market 62.21 GBP -184 Common Stock (184) 1/11/2021 Capital Research and Management Compan Disposed on market 62.16 GBP -164 Common Stock (164) 1/11/2021 Capital Research and Management Compan Acquired on market 63.04 GBP 4005 Common Stock 4,005

1/11/2021 Capital Research and Management Compan Acquired on market 63.04 GBP 41379 Common Stock 41,379 1/11/2021 Capital Research and Management Compan Acquired on market 62.6 GBP 12 Common Stock 12 1/11/2021 Capital Research and Management Compan Acquired on market 62.6 GBP 129 Common Stock 129 1/11/2021 Capital Research and Management Compan Disposed on market 62.06 GBP -128 Common Stock (128) 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 224 Common Stock 224 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 130 Common Stock 130 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 221 Common Stock 221 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 11 Common Stock 11 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 252 Common Stock 252 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 5 Common Stock 5 1/11/2021 Capital Research and Management Compan Disposed on market 86.69 USD -3 Common Stock (3) 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 23 Common Stock 23 1/11/2021 Capital Research and Management Compan Acquired on market 86.69 USD 21 Common Stock 21 1/12/2021 Capital Bank & Trust Company Disposed on market 61.18 USD -11 Common Stock (11) 1/12/2021 Capital Research and Management Compan Disposed on market 61.28 GBP -145 Common Stock (145) 1/12/2021 Capital Research and Management Compan Acquired on market 83.78 USD 61 Common Stock 61 1/12/2021 Capital Research and Management Compan Acquired on market 83.78 USD 3 Common Stock 3 1/12/2021 Capital Research and Management Compan Disposed on market 83.78 USD -2 Common Stock (2) 1/12/2021 Capital Research and Management Compan Acquired on market 83.78 USD 228 Common Stock 228 1/12/2021 Capital Research and Management Compan Acquired on market 83.78 USD 371 Common Stock 371 1/12/2021 Capital Research and Management Compan Acquired on market 83.78 USD 85 Common Stock 85 1/12/2021 Capital Research and Management Compan Acquired on market 83.78 USD 37 Common Stock 37 1/13/2021 Capital Bank & Trust Company Disposed on market 60.55 USD -63 Common Stock (63) 1/13/2021 Capital Bank & Trust Company Disposed on market 82.14 USD -50 Common Stock (50) 1/13/2021 Group Private Client Services, Inc Disposed on market 60.55 USD -120 Common Stock (120) 1/13/2021 Group Private Client Services, Inc Disposed on market 60.55 USD -44 Common Stock (44) 1/13/2021 Capital Research and Management Compan Disposed on market 59.94 GBP -427 Common Stock (427) 1/13/2021 Capital Research and Management Compan Acquired on market 60.16 GBP 92 Common Stock 92 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 57 Common Stock 57 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 254 Common Stock 254 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 135 Common Stock 135

1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 34 Common Stock 34 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 219 Common Stock 219 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 12 Common Stock 12 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 25 Common Stock 25 1/13/2021 Capital Research and Management Compan Acquired on market 84.02 USD 48 Common Stock 48 1/13/2021 Capital Research and Management Compan Disposed on market 84.02 USD -5 Common Stock (5) 1/14/2021 Capital Bank & Trust Company Acquired on market 61.2 USD 106 Common Stock 106 1/14/2021 Capital Bank & Trust Company Acquired on market 61.2 USD 106 Common Stock 106 1/14/2021 Capital Bank & Trust Company Disposed on market 60.92 USD -64 Common Stock (64) 1/14/2021 Capital Bank & Trust Company Disposed on market 59.8 USD -12 Common Stock (12) 1/14/2021 Capital Bank & Trust Company Disposed on market 59.8 USD -4 Common Stock (4) 1/14/2021 Capital Bank & Trust Company Transfer In 83.95 USD -245 Common Stock (245) 1/14/2021 Capital Bank & Trust Company Transfer In 83.95 USD -105 Common Stock (105) 1/14/2021 Capital Bank & Trust Company Transfer In 83.95 USD 45 Common Stock 45 1/14/2021 Capital Bank & Trust Company Transfer In 83.95 USD 105 Common Stock 105 1/14/2021 Capital Bank & Trust Company Transfer In 83.95 USD 245 Common Stock 245 1/14/2021 Capital Bank & Trust Company Transfer In 83.95 USD 1805 Common Stock 1,805 1/14/2021 Capital Bank & Trust Company Transfer out 83.95 USD -1805 Common Stock (1,805) 1/14/2021 Capital Bank & Trust Company Transfer out 83.95 USD -350 Common Stock (350) 1/14/2021 Capital Bank & Trust Company Transfer out 83.95 USD -350 Common Stock (350) 1/14/2021 Capital Bank & Trust Company Transfer out 83.95 USD 350 Common Stock 350 1/14/2021 Group Private Client Services, Inc Transfer out 83.95 USD -157 Common Stock (157) 1/14/2021 Group Private Client Services, Inc Transfer out 83.95 USD -156 Common Stock (156) 1/14/2021 Group Private Client Services, Inc Acquired on market 61.2 USD -106 Common Stock (106) 1/14/2021 Group Private Client Services, Inc Transfer In 83.95 USD 105 Common Stock 105 1/14/2021 Group Private Client Services, Inc Transfer In 83.95 USD 111 Common Stock 111 1/14/2021 Group Private Client Services, Inc Transfer In 83.95 USD 157 Common Stock 157 1/14/2021 Group Private Client Services, Inc Transfer In 83.95 USD 245 Common Stock 245 1/14/2021 Capital Research and Management Compan Acquired on market 61.32 GBP 3335 Common Stock 3,335 1/14/2021 Capital Research and Management Compan Disposed on market 61.13 GBP -179 Common Stock (179) 1/14/2021 Capital Research and Management Compan Acquired on market 61.32 GBP 146 Common Stock 146

1/14/2021 Capital Research and Management Compan Acquired on market 61.32 GBP 428 Common Stock 428 1/14/2021 Capital Research and Management Compan Disposed on market 81.76 USD -17 Common Stock (17) 1/14/2021 Capital Research and Management Compan Disposed on market 81.76 USD -4 Common Stock (4) 1/14/2021 Capital Research and Management Compan Acquired on market 81.76 USD 215 Common Stock 215 1/14/2021 Capital Research and Management Compan Acquired on market 81.76 USD 501 Common Stock 501 1/14/2021 Capital Research and Management Compan Acquired on market 81.76 USD 184 Common Stock 184 1/14/2021 Capital Research and Management Compan Acquired on market 81.76 USD 290 Common Stock 290 1/15/2021 Capital International Sàrl,Capita Disposed on market 59.46 GBP -1104 Common Stock (1,104) 1/15/2021 Capital Research and Management Compan Disposed on market 59.17 GBP -945 Common Stock (945) 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 71 Common Stock 71 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 13 Common Stock 13 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 60 Common Stock 60 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 252 Common Stock 252 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 38 Common Stock 38 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 131 Common Stock 131 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 15 Common Stock 15 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 12 Common Stock 12 1/15/2021 Capital Research and Management Compan Acquired on market 84.84 USD 3 Common Stock 3 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD -114 Common Stock (114) 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD -57 Common Stock (57) 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD 51 Common Stock 51 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD 51 Common Stock 51 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD 57 Common Stock 57 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD 57 Common Stock 57 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD 114 Common Stock 114 1/18/2021 Capital Bank & Trust Company Acquired on market 59.34 USD 114 Common Stock 114 1/18/2021 Capital Bank & Trust Company Disposed on market 59.17 USD -20 Common Stock (20) 1/18/2021 Group Private Client Services, Inc Acquired on market 59.34 USD -101 Common Stock (101) 1/18/2021 Group Private Client Services, Inc Acquired on market 59.34 USD -51 Common Stock (51) 1/18/2021 Group Private Client Services, Inc Acquired on market 59.34 USD 101 Common Stock 101 1/18/2021 Group Private Client Services, Inc Acquired on market 59.34 USD 101 Common Stock 101

1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 39 Common Stock 39 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 8 Common Stock 8 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 274 Common Stock 274 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 70 Common Stock 70 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 12 Common Stock 12 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 147 Common Stock 147 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 115 Common Stock 115 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 43 Common Stock 43 1/19/2021 Capital Research and Management Compan Acquired on market 80.47 USD 725 Common Stock 725 1/20/2021 Capital Bank & Trust Company Transfer In 82.23 USD -232 Common Stock (232) 1/20/2021 Capital Bank & Trust Company Transfer In 82.23 USD 232 Common Stock 232 1/20/2021 Capital Bank & Trust Company Transfer In 82.23 USD 232 Common Stock 232 1/20/2021 Capital Bank & Trust Company Transfer out 82.23 USD -132 Common Stock (132) 1/20/2021 Capital Bank & Trust Company Transfer out 82.23 USD -100 Common Stock (100) 1/20/2021 Capital Bank & Trust Company Disposed on market 60.27 USD -20 Common Stock (20) 1/20/2021 Capital Bank & Trust Company Disposed on market 60.27 USD -8 Common Stock (8) 1/20/2021 Group Private Client Services, Inc Acquired on market 60.1 USD -179 Common Stock (179) 1/20/2021 Group Private Client Services, Inc Acquired on market 60.1 USD 179 Common Stock 179 1/20/2021 Group Private Client Services, Inc Acquired on market 60.11 USD 179 Common Stock 179 1/20/2021 Capital Research and Management Compan Disposed on market 60.2 GBP -184 Common Stock (184) 1/20/2021 Capital Research and Management Compan Disposed on market 60.34 GBP -787 Common Stock (787) 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 263 Common Stock 263 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 61 Common Stock 61 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 177 Common Stock 177 1/20/2021 Capital Research and Management Compan Disposed on market 81.6 USD -2 Common Stock (2) 1/20/2021 Capital Research and Management Compan Disposed on market 81.6 USD -1 Common Stock (1) 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 49 Common Stock 49 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 353 Common Stock 353 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 3 Common Stock 3 1/20/2021 Capital Research and Management Compan Acquired on market 81.6 USD 21 Common Stock 21 1/20/2021 Capital Research and Management Compan Disposed on market 81.6 USD -2 Common Stock (2)

1/21/2021 Capital Bank & Trust Company Transfer out 81.18 USD -39 Common Stock (39) 1/21/2021 Capital Bank & Trust Company Disposed on market 60.67 USD -442 Common Stock (442) 1/21/2021 Capital Bank & Trust Company Disposed on market 60.67 USD -60 Common Stock (60) 1/21/2021 Capital Bank & Trust Company Disposed on market 60.68 USD -27 Common Stock (27) 1/21/2021 Capital Bank & Trust Company Disposed on market 60.68 USD -27 Common Stock (27) 1/21/2021 Capital Bank & Trust Company Disposed on market 60.68 USD 27 Common Stock 27 1/21/2021 Group Private Client Services, Inc Acquired on market 60.49 USD -97 Common Stock (97) 1/21/2021 Group Private Client Services, Inc Acquired on market 60.49 USD 97 Common Stock 97 1/21/2021 Group Private Client Services, Inc Acquired on market 60.49 USD 97 Common Stock 97 1/21/2021 Capital Research and Management Compan Acquired on market 59.99 GBP 972 Common Stock 972 1/21/2021 Capital Research and Management Compan Acquired on market 60.04 GBP 94 Common Stock 94 1/21/2021 Capital Research and Management Compan Disposed on market 82.68 USD -12 Common Stock (12) 1/21/2021 Capital Research and Management Compan Acquired on market 82.68 USD 5 Common Stock 5 1/21/2021 Capital Research and Management Compan Acquired on market 82.68 USD 576 Common Stock 576 1/21/2021 Capital Research and Management Compan Acquired on market 82.68 USD 351 Common Stock 351 1/21/2021 Capital Research and Management Compan Acquired on market 82.68 USD 9 Common Stock 9 1/21/2021 Capital Research and Management Compan Acquired on market 82.68 USD 319 Common Stock 319 1/21/2021 Capital Research and Management Compan Acquired on market 82.68 USD 398 Common Stock 398 1/21/2021 Capital Research and Management Compan Disposed on market 82.68 USD -32 Common Stock (32) 1/22/2021 Capital Bank & Trust Company Acquired on market 59.01 USD -29 Common Stock (29) 1/22/2021 Capital Bank & Trust Company Acquired on market 59.01 USD 29 Common Stock 29 1/22/2021 Capital Bank & Trust Company Acquired on market 59.01 USD 29 Common Stock 29 1/22/2021 Capital Bank & Trust Company Disposed on market 58.66 USD -57 Common Stock (57) 1/22/2021 Capital Bank & Trust Company Transfer In 81.04 USD -232 Common Stock (232) 1/22/2021 Capital Bank & Trust Company Transfer In 81.04 USD 232 Common Stock 232 1/22/2021 Capital Bank & Trust Company Transfer out 81.04 USD -232 Common Stock (232) 1/22/2021 Group Private Client Services, Inc Acquired on market 59.01 USD -32 Common Stock (32) 1/22/2021 Group Private Client Services, Inc Acquired on market 59.01 USD 32 Common Stock 32 1/22/2021 Group Private Client Services, Inc Acquired on market 59.01 USD 32 Common Stock 32 1/22/2021 Group Private Client Services, Inc Transfer In 81.04 USD 232 Common Stock 232 1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 718 Common Stock 718

1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 687 Common Stock 687 1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 917 Common Stock 917 1/22/2021 Capital Research and Management Compan Acquired on market 81.4 USD 471 Common Stock 471 1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 192 Common Stock 192 1/22/2021 Capital Research and Management Compan Acquired on market 81.4 USD 529 Common Stock 529 1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 2949 Common Stock 2,949 1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 783 Common Stock 783 1/22/2021 Capital Research and Management Compan Disposed on market 58.76 GBP -1317 Common Stock (1,317) 1/22/2021 Capital Research and Management Compan Acquired on market 58.76 GBP 1064 Common Stock 1,064 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 89 Common Stock 89 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 155 Common Stock 155 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 54 Common Stock 54 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 8 Common Stock 8 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 401 Common Stock 401 1/22/2021 Capital Research and Management Compan Disposed on market 82.39 USD -3 Common Stock (3) 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 13 Common Stock 13 1/22/2021 Capital Research and Management Compan Disposed on market 82.39 USD -20 Common Stock (20) 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 14 Common Stock 14 1/22/2021 Capital Research and Management Compan Acquired on market 82.39 USD 3 Common Stock 3 1/25/2021 Capital Research and Management Compan Acquired on market 58.64 GBP 349 Common Stock 349 1/25/2021 Capital Research and Management Compan Disposed on market 58.61 GBP -205 Common Stock (205) 1/25/2021 Capital Research and Management Compan Acquired on market 58.77 GBP 171 Common Stock 171 1/25/2021 Capital Research and Management Compan Disposed on market 58.6 GBP -222 Common Stock (222) 1/25/2021 Capital Research and Management Compan Disposed on market 58.84 GBP -178 Common Stock (178) 1/25/2021 Capital Research and Management Compan Disposed on market 58.6 GBP -312 Common Stock (312) 1/25/2021 Capital Research and Management Compan Disposed on market 81.4 USD -2 Common Stock (2) 1/25/2021 Capital Research and Management Compan Acquired on market 81.4 USD 30 Common Stock 30 1/25/2021 Capital Research and Management Compan Acquired on market 81.4 USD 10 Common Stock 10 1/25/2021 Capital Research and Management Compan Acquired on market 81.4 USD 392 Common Stock 392 1/25/2021 Capital Research and Management Compan Acquired on market 81.4 USD 139 Common Stock 139 1/25/2021 Capital Research and Management Compan Acquired on market 81.4 USD 116 Common Stock 116

1/25/2021 Capital Research and Management Compan Acquired on market 81.4 USD 117 Common Stock 117 1/26/2021 Capital Bank & Trust Company Disposed on market 58.57 USD -194 Common Stock (194) 1/26/2021 Capital Bank & Trust Company Disposed on market 58.57 USD -110 Common Stock (110) 1/26/2021 Capital Bank & Trust Company Disposed on market 58.57 USD -3 Common Stock (3) 1/26/2021 Capital International Investors Acquired on market 58.55 GBP 767 Common Stock 767 1/26/2021 Group Private Client Services, Inc Acquired on market 59.01 USD 119 Common Stock 119 1/26/2021 Capital Research and Management Compan Acquired on market 59.35 GBP 641 Common Stock 641 1/26/2021 Capital Research and Management Compan Acquired on market 59.06 GBP 1600 Common Stock 1,600 1/26/2021 Capital Research and Management Compan Acquired on market 59.06 GBP 147700 Common Stock 147,700 1/26/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 223 Common Stock 223 1/26/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 18200 Common Stock 18,200 1/26/2021 Capital Research and Management Compan Acquired on market 59.27 GBP 200 Common Stock 200 1/26/2021 Capital Research and Management Compan Acquired on market 59.27 GBP 23900 Common Stock 23,900 1/26/2021 Capital Research and Management Compan Acquired on market 59.06 GBP 300 Common Stock 300 1/26/2021 Capital Research and Management Compan Acquired on market 59.06 GBP 400 Common Stock 400 1/26/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 137 Common Stock 137 1/26/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 29 Common Stock 29 1/26/2021 Capital Research and Management Compan Acquired on market 59.27 GBP 39 Common Stock 39 1/26/2021 Capital Research and Management Compan Disposed on market 59.09 GBP -187 Common Stock (187) 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 26 Common Stock 26 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 77 Common Stock 77 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 120 Common Stock 120 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 255 Common Stock 255 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 10 Common Stock 10 1/26/2021 Capital Research and Management Compan Disposed on market 81.09 USD -13 Common Stock (13) 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 23 Common Stock 23 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 14 Common Stock 14 1/26/2021 Capital Research and Management Compan Acquired on market 81.09 USD 4 Common Stock 4 1/27/2021 Capital Bank & Trust Company Transfer In 78.56 USD -245 Common Stock (245) 1/27/2021 Capital Bank & Trust Company Transfer In 78.56 USD -245 Common Stock (245) 1/27/2021 Capital Bank & Trust Company Transfer In 0 USD -245 Common Stock (245)

1/27/2021 Capital Bank & Trust Company Transfer In 78.56 USD 245 Common Stock 245 1/27/2021 Capital Bank & Trust Company Transfer In 78.56 USD 245 Common Stock 245 1/27/2021 Capital Bank & Trust Company Transfer In 0 USD 245 Common Stock 245 1/27/2021 Capital Bank & Trust Company Transfer In 78.45 USD 245 Common Stock 245 1/27/2021 Capital Bank & Trust Company Transfer out 78.56 USD -245 Common Stock (245) 1/27/2021 Capital Research and Management Compan Acquired on market 56.65 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 57.45 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 57.45 GBP 12 Common Stock 12 1/27/2021 Capital Research and Management Compan Acquired on market 57.78 GBP 108 Common Stock 108 1/27/2021 Capital Research and Management Compan Acquired on market 57.78 GBP 104 Common Stock 104 1/27/2021 Capital Research and Management Compan Acquired on market 58.28 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 58.28 GBP 200 Common Stock 200 1/27/2021 Capital Research and Management Compan Acquired on market 56.67 GBP 200 Common Stock 200 1/27/2021 Capital Research and Management Compan Acquired on market 56.67 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 57.6 GBP 600 Common Stock 600 1/27/2021 Capital Research and Management Compan Acquired on market 57.6 GBP 700 Common Stock 700 1/27/2021 Capital Research and Management Compan Acquired on market 56.54 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 56.54 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Disposed on market 57.27 GBP -255 Common Stock (255) 1/27/2021 Capital Research and Management Compan Acquired on market 58.03 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 58.03 GBP 6400 Common Stock 6,400 1/27/2021 Capital Research and Management Compan Acquired on market 56.65 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 56.65 GBP 11200 Common Stock 11,200 1/27/2021 Capital Research and Management Compan Acquired on market 57.67 GBP 120 Common Stock 120 1/27/2021 Capital Research and Management Compan Acquired on market 57.67 GBP 10500 Common Stock 10,500 1/27/2021 Capital Research and Management Compan Acquired on market 57.45 GBP 226 Common Stock 226 1/27/2021 Capital Research and Management Compan Acquired on market 57.45 GBP 13500 Common Stock 13,500 1/27/2021 Capital Research and Management Compan Acquired on market 57.78 GBP 200 Common Stock 200 1/27/2021 Capital Research and Management Compan Acquired on market 57.78 GBP 30550 Common Stock 30,550 1/27/2021 Capital Research and Management Compan Acquired on market 58.28 GBP 762 Common Stock 762 1/27/2021 Capital Research and Management Compan Acquired on market 58.28 GBP 63100 Common Stock 63,100

1/27/2021 Capital Research and Management Compan Acquired on market 56.55 GBP 100 Common Stock 100 1/27/2021 Capital Research and Management Compan Acquired on market 56.55 GBP 6902 Common Stock 6,902 1/27/2021 Capital Research and Management Compan Acquired on market 56.67 GBP 300 Common Stock 300 1/27/2021 Capital Research and Management Compan Acquired on market 56.67 GBP 46978 Common Stock 46,978 1/27/2021 Capital Research and Management Compan Acquired on market 57.6 GBP 2980 Common Stock 2,980 1/27/2021 Capital Research and Management Compan Acquired on market 57.6 GBP 285500 Common Stock 285,500 1/27/2021 Capital Research and Management Compan Acquired on market 56.54 GBP 700 Common Stock 700 1/27/2021 Capital Research and Management Compan Acquired on market 56.54 GBP 56544 Common Stock 56,544 1/27/2021 Capital Research and Management Compan Acquired on market 81.13 USD 1 Common Stock 1 1/27/2021 Capital Research and Management Compan Acquired on market 81.13 USD 15 Common Stock 15 1/27/2021 Capital Research and Management Compan Acquired on market 81.13 USD 405 Common Stock 405 1/27/2021 Capital Research and Management Compan Disposed on market 81.13 USD -10 Common Stock (10) 1/27/2021 Capital Research and Management Compan Disposed on market 81.13 USD -1352 Common Stock (1,352) 1/27/2021 Capital Research and Management Compan Acquired on market 81.13 USD 7 Common Stock 7 1/27/2021 Capital Research and Management Compan Acquired on market 81.13 USD 31 Common Stock 31 1/27/2021 Capital Research and Management Compan Acquired on market 81.13 USD 38 Common Stock 38 1/28/2021 Capital Bank & Trust Company Transfer In 77.98 USD -64 Common Stock (64) 1/28/2021 Capital Bank & Trust Company Transfer In 77.98 USD 64 Common Stock 64 1/28/2021 Capital Bank & Trust Company Transfer In 77.98 USD 64 Common Stock 64 1/28/2021 Capital Bank & Trust Company Transfer out 77.98 USD -64 Common Stock (64) 1/28/2021 Capital Bank & Trust Company Transfer In 78.69 USD 350 Common Stock 350 1/28/2021 Capital Bank & Trust Company Transfer out 78.69 USD -400 Common Stock (400) 1/28/2021 Capital Bank & Trust Company Transfer out 78.69 USD -350 Common Stock (350) 1/28/2021 Group Private Client Services, Inc Transfer In 78.69 USD 400 Common Stock 400 1/28/2021 Capital Research and Management Compan Acquired on market 56.22 GBP 300 Common Stock 300 1/28/2021 Capital Research and Management Compan Acquired on market 56.22 GBP 300 Common Stock 300 1/28/2021 Capital Research and Management Compan Acquired on market 56.22 GBP 1400 Common Stock 1,400 1/28/2021 Capital Research and Management Compan Acquired on market 56.22 GBP 124576 Common Stock 124,576 1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 160 Common Stock 160 1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 115 Common Stock 115 1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 63 Common Stock 63

1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 138 Common Stock 138 1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 305 Common Stock 305 1/28/2021 Capital Research and Management Compan Disposed on market 78.69 USD -11 Common Stock (11) 1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 8 Common Stock 8 1/28/2021 Capital Research and Management Compan Acquired on market 78.69 USD 18 Common Stock 18 1/29/2021 Capital Bank & Trust Company Transfer In 76.57 USD -100 Common Stock (100) 1/29/2021 Capital Bank & Trust Company Transfer In 76.57 USD 100 Common Stock 100 1/29/2021 Capital Bank & Trust Company Transfer In 76.57 USD 132 Common Stock 132 1/29/2021 Group Private Client Services, Inc Transfer out 76.57 USD -232 Common Stock (232) 1/29/2021 Group Private Client Services, Inc Transfer out 76.57 USD -232 Common Stock (232) 1/29/2021 Group Private Client Services, Inc Transfer In 76.57 USD -132 Common Stock (132) 1/29/2021 Group Private Client Services, Inc Transfer In 76.57 USD 100 Common Stock 100 1/29/2021 Group Private Client Services, Inc Transfer In 76.57 USD 132 Common Stock 132 1/29/2021 Group Private Client Services, Inc Transfer out 76.57 USD 232 Common Stock 232 1/29/2021 Capital Research and Management Compan Acquired on market 56.08 GBP 92 Common Stock 92 1/29/2021 Capital Research and Management Compan Disposed on market 56.15 GBP -387 Common Stock (387) 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 125 Common Stock 125 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 17 Common Stock 17 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 11 Common Stock 11 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 185 Common Stock 185 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 5 Common Stock 5 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 44 Common Stock 44 1/29/2021 Capital Research and Management Compan Disposed on market 78.51 USD -6 Common Stock (6) 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 127 Common Stock 127 1/29/2021 Capital Research and Management Compan Acquired on market 78.51 USD 144 Common Stock 144 1/31/2021 Capital Bank & Trust Company Transfer In 76.57 USD 174 Common Stock 174 1/31/2021 Group Private Client Services, Inc Transfer out 76.57 USD -174 Common Stock (174) 1/31/2021 Group Private Client Services, Inc Transfer In 76.57 USD -174 Common Stock (174) 1/31/2021 Group Private Client Services, Inc Transfer In 76.57 USD 174 Common Stock 174 2/1/2021 Capital Bank & Trust Company Acquired on market 56.24 USD -80 Common Stock (80) 2/1/2021 Capital Bank & Trust Company Acquired on market 56.24 USD 29 Common Stock 29

2/1/2021 Capital Bank & Trust Company Acquired on market 56.24 USD 80 Common Stock 80 2/1/2021 Capital Bank & Trust Company Acquired on market 56.24 USD 80 Common Stock 80 2/1/2021 Group Private Client Services, Inc Acquired on market 56.24 USD -41 Common Stock (41) 2/1/2021 Group Private Client Services, Inc Acquired on market 56.24 USD -29 Common Stock (29) 2/1/2021 Group Private Client Services, Inc Acquired on market 56.24 USD 29 Common Stock 29 2/1/2021 Group Private Client Services, Inc Acquired on market 56.24 USD 41 Common Stock 41 2/1/2021 Group Private Client Services, Inc Acquired on market 56.24 USD 41 Common Stock 41 2/1/2021 Capital Research and Management Compan Acquired on market 56.99 GBP 206 Common Stock 206 2/1/2021 Capital Research and Management Compan Acquired on market 56.72 GBP 212 Common Stock 212 2/1/2021 Capital Research and Management Compan Disposed on market 56.86 GBP -90 Common Stock (90) 2/1/2021 Capital Research and Management Compan Disposed on market 76.42 USD -360 Common Stock (360) 2/1/2021 Capital Research and Management Compan Disposed on market 76.42 USD -7 Common Stock (7) 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 274 Common Stock 274 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 154 Common Stock 154 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 11 Common Stock 11 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 8 Common Stock 8 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 12 Common Stock 12 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 84 Common Stock 84 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 12 Common Stock 12 2/1/2021 Capital Research and Management Compan Acquired on market 76.42 USD 38 Common Stock 38 2/2/2021 Capital Bank & Trust Company Acquired on market 56.85 USD -10 Common Stock (10) 2/2/2021 Capital Bank & Trust Company Transfer In 76.55 USD -27 Common Stock (27) 2/2/2021 Capital Bank & Trust Company Transfer In 76.55 USD 27 Common Stock 27 2/2/2021 Capital Bank & Trust Company Transfer In 76.55 USD 27 Common Stock 27 2/2/2021 Capital Bank & Trust Company Transfer out 76.55 USD -27 Common Stock (27) 2/2/2021 Capital Bank & Trust Company Disposed on market 56.37 USD -370 Common Stock (370) 2/2/2021 Capital Bank & Trust Company Disposed on market 56.37 USD -370 Common Stock (370) 2/2/2021 Group Private Client Services, Inc Disposed on market 56.37 USD -295 Common Stock (295) 2/2/2021 Group Private Client Services, Inc Disposed on market 56.37 USD -295 Common Stock (295) 2/2/2021 Group Private Client Services, Inc Acquired on market 56.85 USD 10 Common Stock 10 2/2/2021 Group Private Client Services, Inc Acquired on market 56.85 USD 10 Common Stock 10

2/2/2021 Group Private Client Services, Inc Disposed on market 56.37 USD 295 Common Stock 295 2/2/2021 Group Private Client Services, Inc Disposed on market 56.37 USD 370 Common Stock 370 2/2/2021 Capital Research and Management Compan Acquired on market 56.3 GBP 1347 Common Stock 1,347 2/2/2021 Capital Research and Management Compan Disposed on market 56.28 GBP -174 Common Stock (174) 2/2/2021 Capital Research and Management Compan Acquired on market 56.43 GBP 1368 Common Stock 1,368 2/2/2021 Capital Research and Management Compan Acquired on market 56.43 GBP 128675 Common Stock 128,675 2/2/2021 Capital Research and Management Compan Acquired on market 56.43 GBP 297 Common Stock 297 2/2/2021 Capital Research and Management Compan Acquired on market 56.43 GBP 317 Common Stock 317 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 3 Common Stock 3 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 2 Common Stock 2 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 18 Common Stock 18 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 14 Common Stock 14 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 23 Common Stock 23 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 190 Common Stock 190 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 369 Common Stock 369 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 106 Common Stock 106 2/2/2021 Capital Research and Management Compan Acquired on market 78.47 USD 63 Common Stock 63 2/3/2021 Capital Bank & Trust Company Transfer In 105.35 USD -617 Common Stock (617) 2/3/2021 Capital Bank & Trust Company Transfer In 105.35 USD -300 Common Stock (300) 2/3/2021 Capital Bank & Trust Company Transfer In 105.35 USD 300 Common Stock 300 2/3/2021 Capital Bank & Trust Company Transfer In 105.35 USD 617 Common Stock 617 2/3/2021 Capital Bank & Trust Company Transfer out 76.87 USD -417 Common Stock (417) 2/3/2021 Capital Bank & Trust Company Transfer out 76.87 USD -300 Common Stock (300) 2/3/2021 Capital Bank & Trust Company Transfer out 76.87 USD 300 Common Stock 300 2/3/2021 Capital Bank & Trust Company Transfer out 76.87 USD 417 Common Stock 417 2/3/2021 Group Private Client Services, Inc Transfer out 76.87 USD -200 Common Stock (200) 2/3/2021 Group Private Client Services, Inc Acquired on market 57.3 USD 144 Common Stock 144 2/3/2021 Group Private Client Services, Inc Transfer out 76.87 USD 200 Common Stock 200 2/3/2021 Capital Research and Management Compan Acquired on market 56.37 GBP 204 Common Stock 204 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 125 Common Stock 125 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 325 Common Stock 325

2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 105 Common Stock 105 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 260 Common Stock 260 2/3/2021 Capital Research and Management Compan Disposed on market 77 USD -14 Common Stock (14) 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 7 Common Stock 7 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 59 Common Stock 59 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 21 Common Stock 21 2/3/2021 Capital Research and Management Compan Acquired on market 77 USD 10 Common Stock 10 2/4/2021 Capital Bank & Trust Company Disposed on market 56.34 USD -10 Common Stock (10) 2/4/2021 Capital Bank & Trust Company Transfer In 77.11 USD 45 Common Stock 45 2/4/2021 Capital Bank & Trust Company Transfer In 77.11 USD 245 Common Stock 245 2/4/2021 Capital Bank & Trust Company Transfer out 77.11 USD -245 Common Stock (245) 2/4/2021 Capital Bank & Trust Company Transfer out 77.11 USD -111 Common Stock (111) 2/4/2021 Capital Bank & Trust Company Transfer out 77.11 USD -45 Common Stock (45) 2/4/2021 Group Private Client Services, Inc Transfer out 77.11 USD -157 Common Stock (157) 2/4/2021 Group Private Client Services, Inc Disposed on market 56.34 USD -23 Common Stock (23) 2/4/2021 Group Private Client Services, Inc Transfer In 77.11 USD 111 Common Stock 111 2/4/2021 Group Private Client Services, Inc Transfer In 77.11 USD 157 Common Stock 157 2/4/2021 Capital Research and Management Compan Acquired on market 56.62 GBP 900 Common Stock 900 2/4/2021 Capital Research and Management Compan Acquired on market 56.62 GBP 84514 Common Stock 84,514 2/4/2021 Capital Research and Management Compan Acquired on market 56.23 GBP 1400 Common Stock 1,400 2/4/2021 Capital Research and Management Compan Acquired on market 56.23 GBP 134603 Common Stock 134,603 2/4/2021 Capital Research and Management Compan Acquired on market 56.86 GBP 900 Common Stock 900 2/4/2021 Capital Research and Management Compan Acquired on market 56.86 GBP 85209 Common Stock 85,209 2/4/2021 Capital Research and Management Compan Acquired on market 56.41 GBP 353 Common Stock 353 2/4/2021 Capital Research and Management Compan Acquired on market 56.41 GBP 32844 Common Stock 32,844 2/4/2021 Capital Research and Management Compan Acquired on market 56.95 GBP 600 Common Stock 600 2/4/2021 Capital Research and Management Compan Acquired on market 56.95 GBP 51200 Common Stock 51,200 2/4/2021 Capital Research and Management Compan Acquired on market 56.75 GBP 1930 Common Stock 1,930 2/4/2021 Capital Research and Management Compan Acquired on market 56.62 GBP 200 Common Stock 200 2/4/2021 Capital Research and Management Compan Acquired on market 56.62 GBP 247 Common Stock 247 2/4/2021 Capital Research and Management Compan Acquired on market 56.23 GBP 300 Common Stock 300

2/4/2021 Capital Research and Management Compan Acquired on market 56.23 GBP 300 Common Stock 300 2/4/2021 Capital Research and Management Compan Acquired on market 56.86 GBP 200 Common Stock 200 2/4/2021 Capital Research and Management Compan Acquired on market 56.86 GBP 200 Common Stock 200 2/4/2021 Capital Research and Management Compan Acquired on market 56.41 GBP 100 Common Stock 100 2/4/2021 Capital Research and Management Compan Acquired on market 56.41 GBP 100 Common Stock 100 2/4/2021 Capital Research and Management Compan Acquired on market 56.95 GBP 100 Common Stock 100 2/4/2021 Capital Research and Management Compan Acquired on market 56.95 GBP 100 Common Stock 100 2/4/2021 Capital Research and Management Compan Acquired on market 56.75 GBP 16 Common Stock 16 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 77 Common Stock 77 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 4 Common Stock 4 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 27 Common Stock 27 2/4/2021 Capital Research and Management Compan Disposed on market 77.53 USD -3 Common Stock (3) 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 10 Common Stock 10 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 206 Common Stock 206 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 537 Common Stock 537 2/4/2021 Capital Research and Management Compan Disposed on market 77.53 USD -3 Common Stock (3) 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 441 Common Stock 441 2/4/2021 Capital Research and Management Compan Acquired on market 77.53 USD 89 Common Stock 89 2/5/2021 Capital Bank & Trust Company Transfer In 77.13 USD -1832 Common Stock (1,832) 2/5/2021 Capital Bank & Trust Company Transfer In 77.13 USD -355 Common Stock (355) 2/5/2021 Capital Bank & Trust Company Disposed on market 56.58 USD -126 Common Stock (126) 2/5/2021 Capital Bank & Trust Company Disposed on market 56.58 USD -16 Common Stock (16) 2/5/2021 Capital Bank & Trust Company Disposed on market 56.58 USD -15 Common Stock (15) 2/5/2021 Group Private Client Services, Inc Disposed on market 56.58 USD -36 Common Stock (36) 2/5/2021 Group Private Client Services, Inc Disposed on market 56.58 USD -22 Common Stock (22) 2/5/2021 Group Private Client Services, Inc Transfer In 77.13 USD 355 Common Stock 355 2/5/2021 Group Private Client Services, Inc Transfer In 77.13 USD 1832 Common Stock 1,832 2/5/2021 Capital Research and Management Compan Disposed on market 56.24 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.23 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -400 Common Stock (400)

2/5/2021 Capital Research and Management Compan Disposed on market 56.26 GBP -400 Common Stock (400) 2/5/2021 Capital Research and Management Compan Disposed on market 56.2 GBP -300 Common Stock (300) 2/5/2021 Capital Research and Management Compan Disposed on market 56.11 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.09 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.12 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.26 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.2 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.11 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.09 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.12 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.24 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.23 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -500 Common Stock (500) 2/5/2021 Capital Research and Management Compan Disposed on market 56.26 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.2 GBP -205 Common Stock (205) 2/5/2021 Capital Research and Management Compan Disposed on market 56.26 GBP -500 Common Stock (500) 2/5/2021 Capital Research and Management Compan Disposed on market 56.2 GBP -116 Common Stock (116) 2/5/2021 Capital Research and Management Compan Disposed on market 56.2 GBP -400 Common Stock (400) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.11 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.09 GBP -200 Common Stock (200) 2/5/2021 Capital Research and Management Compan Disposed on market 56.12 GBP -100 Common Stock (100) 2/5/2021 Capital Research and Management Compan Disposed on market 56.12 GBP -300 Common Stock (300) 2/5/2021 Capital Research and Management Compan Disposed on market 56.24 GBP -19800 Common Stock (19,800) 2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -22468 Common Stock (22,468) 2/5/2021 Capital Research and Management Compan Disposed on market 56.23 GBP -17090 Common Stock (17,090) 2/5/2021 Capital Research and Management Compan Disposed on market 56.26 GBP -102094 Common Stock (102,094) 2/5/2021 Capital Research and Management Compan Disposed on market 56.2 GBP -93720 Common Stock (93,720)

2/5/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -126323 Common Stock (126,323) 2/5/2021 Capital Research and Management Compan Disposed on market 56.11 GBP -35019 Common Stock (35,019) 2/5/2021 Capital Research and Management Compan Disposed on market 56.09 GBP -45266 Common Stock (45,266) 2/5/2021 Capital Research and Management Compan Disposed on market 56.12 GBP -60094 Common Stock (60,094) 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 140 Common Stock 140 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 246 Common Stock 246 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 28 Common Stock 28 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 227 Common Stock 227 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 249 Common Stock 249 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 10 Common Stock 10 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 25 Common Stock 25 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 58 Common Stock 58 2/5/2021 Capital Research and Management Compan Disposed on market 77.52 USD -2 Common Stock (2) 2/5/2021 Capital Research and Management Compan Acquired on market 77.52 USD 5 Common Stock 5 2/8/2021 Capital Bank & Trust Company Disposed on market 57.23 USD -174 Common Stock (174) 2/8/2021 Capital Bank & Trust Company Disposed on market 57.23 USD -174 Common Stock (174) 2/8/2021 Capital Bank & Trust Company Disposed on market 57.23 USD -174 Common Stock (174) 2/8/2021 Capital Bank & Trust Company Disposed on market 57.23 USD 174 Common Stock 174 2/8/2021 Capital Bank & Trust Company Disposed on market 57.23 USD 174 Common Stock 174 2/8/2021 Group Private Client Services, Inc Disposed on market 57.23 USD -129 Common Stock (129) 2/8/2021 Group Private Client Services, Inc Disposed on market 57.43 USD -31 Common Stock (31) 2/8/2021 Capital Research and Management Compan Acquired on market 57.28 GBP 175 Common Stock 175 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -620 Common Stock (620) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -380 Common Stock (380) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -1002 Common Stock (1,002) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -617 Common Stock (617) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -186 Common Stock (186) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -114 Common Stock (114) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -434 Common Stock (434) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -266 Common Stock (266) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -248 Common Stock (248)

2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -152 Common Stock (152) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -37 Common Stock (37) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -22 Common Stock (22) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -62 Common Stock (62) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -38 Common Stock (38) 2/8/2021 Capital Research and Management Compan Disposed on market 57.02 GBP -97500 Common Stock (97,500) 2/8/2021 Capital Research and Management Compan Disposed on market 57.02 GBP -161533 Common Stock (161,533) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -84997 Common Stock (84,997) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -140608 Common Stock (140,608) 2/8/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -552 Common Stock (552) 2/8/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -913 Common Stock (913) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -3888 Common Stock (3,888) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -6431 Common Stock (6,431) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -131960 Common Stock (131,960) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -218266 Common Stock (218,266) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -29238 Common Stock (29,238) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -48362 Common Stock (48,362) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -59531 Common Stock (59,531) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -98469 Common Stock (98,469) 2/8/2021 Capital Research and Management Compan Disposed on market 57.7 GBP -2681 Common Stock (2,681) 2/8/2021 Capital Research and Management Compan Disposed on market 57.7 GBP -4436 Common Stock (4,436) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -37189 Common Stock (37,189) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -61511 Common Stock (61,511) 2/8/2021 Capital Research and Management Compan Acquired on market 57.02 GBP 161533 Common Stock 161,533 2/8/2021 Capital Research and Management Compan Acquired on market 57.02 GBP 97500 Common Stock 97,500 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -5275 Common Stock (5,275) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -8725 Common Stock (8,725) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -14074 Common Stock (14,074) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -23286 Common Stock (23,286) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -23 Common Stock (23) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -13 Common Stock (13)

2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -438 Common Stock (438) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -262 Common Stock (262) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -125 Common Stock (125) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -75 Common Stock (75) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -189 Common Stock (189) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -111 Common Stock (111) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -63 Common Stock (63) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -37 Common Stock (37) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -125 Common Stock (125) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -75 Common Stock (75) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -314 Common Stock (314) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -186 Common Stock (186) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -186 Common Stock (186) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -114 Common Stock (114) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -625 Common Stock (625) 2/8/2021 Capital Research and Management Compan Disposed on market 57.01 GBP -375 Common Stock (375) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -62 Common Stock (62) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -38 Common Stock (38) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -248 Common Stock (248) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -152 Common Stock (152) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -1208 Common Stock (1,208) 2/8/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -726 Common Stock (726) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -3 Common Stock (3) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -2 Common Stock (2) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -290 Common Stock (290) 2/8/2021 Capital Research and Management Compan Disposed on market 57.58 GBP -174 Common Stock (174) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -124 Common Stock (124) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -76 Common Stock (76) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -500 Common Stock (500) 2/8/2021 Capital Research and Management Compan Disposed on market 57.47 GBP -300 Common Stock (300) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -62 Common Stock (62)

2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -38 Common Stock (38) 2/8/2021 Capital Research and Management Compan Disposed on market 57.7 GBP -63 Common Stock (63) 2/8/2021 Capital Research and Management Compan Disposed on market 57.7 GBP -37 Common Stock (37) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -375 Common Stock (375) 2/8/2021 Capital Research and Management Compan Disposed on market 57.46 GBP -225 Common Stock (225) 2/8/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -1 Common Stock (1) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -125 Common Stock (125) 2/8/2021 Capital Research and Management Compan Disposed on market 57.25 GBP -75 Common Stock (75) 2/8/2021 Capital Research and Management Compan Disposed on market 78.48 USD -7 Common Stock (7) 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 38 Common Stock 38 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 4 Common Stock 4 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 3 Common Stock 3 2/8/2021 Capital Research and Management Compan Disposed on market 78.48 USD -2 Common Stock (2) 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 172 Common Stock 172 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 282 Common Stock 282 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 166 Common Stock 166 2/8/2021 Capital Research and Management Compan Acquired on market 78.48 USD 86 Common Stock 86 2/9/2021 Group Private Client Services, Inc Disposed on market 57.28 USD -49 Common Stock (49) 2/9/2021 Group Private Client Services, Inc Disposed on market 57.28 USD -10 Common Stock (10) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -124 Common Stock (124) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -76 Common Stock (76) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -310 Common Stock (310) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -190 Common Stock (190) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -124 Common Stock (124) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -76 Common Stock (76) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -124 Common Stock (124) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -76 Common Stock (76) 2/9/2021 Capital Research and Management Compan Disposed on market 57.64 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.64 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -38 Common Stock (38)

2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -123 Common Stock (123) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -77 Common Stock (77) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -123 Common Stock (123) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -77 Common Stock (77) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.63 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.63 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -124 Common Stock (124) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -76 Common Stock (76) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -248 Common Stock (248) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -152 Common Stock (152) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -309 Common Stock (309) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -191 Common Stock (191) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -188 Common Stock (188) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -112 Common Stock (112) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -63 Common Stock (63)

2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -187 Common Stock (187) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -113 Common Stock (113) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -313 Common Stock (313) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -187 Common Stock (187) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -187 Common Stock (187) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -113 Common Stock (113) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -38 Common Stock (38)

2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -188 Common Stock (188) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -112 Common Stock (112) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -37 Common Stock (37) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -89 Common Stock (89) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -54 Common Stock (54) 2/9/2021 Capital Research and Management Compan Disposed on market 57.63 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.63 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -63 Common Stock (63) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -62 Common Stock (62) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -38 Common Stock (38) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -312 Common Stock (312) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -188 Common Stock (188) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -18575 Common Stock (18,575)

2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -30725 Common Stock (30,725) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -125 Common Stock (125) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -75 Common Stock (75) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -312 Common Stock (312) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -188 Common Stock (188) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -37189 Common Stock (37,189) 2/9/2021 Capital Research and Management Compan Disposed on market 57.5 GBP -61511 Common Stock (61,511) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -11103 Common Stock (11,103) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -18366 Common Stock (18,366) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -17770 Common Stock (17,770) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -29392 Common Stock (29,392) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -18613 Common Stock (18,613) 2/9/2021 Capital Research and Management Compan Disposed on market 57.53 GBP -30787 Common Stock (30,787) 2/9/2021 Capital Research and Management Compan Disposed on market 57.64 GBP -3845 Common Stock (3,845) 2/9/2021 Capital Research and Management Compan Disposed on market 57.64 GBP -6360 Common Stock (6,360) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -13424 Common Stock (13,424) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -22203 Common Stock (22,203) 2/9/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -2828 Common Stock (2,828) 2/9/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -4677 Common Stock (4,677) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -7460 Common Stock (7,460) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -12340 Common Stock (12,340) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -11906 Common Stock (11,906) 2/9/2021 Capital Research and Management Compan Disposed on market 57.59 GBP -19694 Common Stock (19,694) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -5741 Common Stock (5,741) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -9494 Common Stock (9,494) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -14683 Common Stock (14,683) 2/9/2021 Capital Research and Management Compan Disposed on market 57.54 GBP -24286 Common Stock (24,286) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -14487 Common Stock (14,487) 2/9/2021 Capital Research and Management Compan Disposed on market 57.57 GBP -23962 Common Stock (23,962) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -15213 Common Stock (15,213) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -25164 Common Stock (25,164)

2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -1453 Common Stock (1,453) 2/9/2021 Capital Research and Management Compan Disposed on market 57.6 GBP -2402 Common Stock (2,402) 2/9/2021 Capital Research and Management Compan Disposed on market 57.4 GBP -2530 Common Stock (2,530) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -2081 Common Stock (2,081) 2/9/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -3442 Common Stock (3,442) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -1024 Common Stock (1,024) 2/9/2021 Capital Research and Management Compan Disposed on market 57.51 GBP -1695 Common Stock (1,695) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -5896 Common Stock (5,896) 2/9/2021 Capital Research and Management Compan Disposed on market 57.52 GBP -9751 Common Stock (9,751) 2/9/2021 Capital Research and Management Compan Disposed on market 57.63 GBP -4537 Common Stock (4,537) 2/9/2021 Capital Research and Management Compan Disposed on market 57.63 GBP -7504 Common Stock (7,504) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -37189 Common Stock (37,189) 2/9/2021 Capital Research and Management Compan Disposed on market 57.49 GBP -61511 Common Stock (61,511) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -38483 Common Stock (38,483) 2/9/2021 Capital Research and Management Compan Disposed on market 57.65 GBP -63652 Common Stock (63,652) 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 32 Common Stock 32 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 128 Common Stock 128 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 39 Common Stock 39 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 370 Common Stock 370 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 54 Common Stock 54 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 12 Common Stock 12 2/9/2021 Capital Research and Management Compan Acquired on market 80.29 USD 15 Common Stock 15 2/10/2021 Capital Bank & Trust Company Disposed on market 58.74 USD -9 Common Stock (9) 2/10/2021 Capital Bank & Trust Company Disposed on market 58.74 USD -8 Common Stock (8) 2/10/2021 Group Private Client Services, Inc Disposed on market 58.74 USD -187 Common Stock (187) 2/10/2021 Group Private Client Services, Inc Disposed on market 58.74 USD -86 Common Stock (86) 2/10/2021 Capital Research and Management Compan Disposed on market 58.65 GBP -1366 Common Stock (1,366) 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 28 Common Stock 28 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 7 Common Stock 7 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 4 Common Stock 4 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 208 Common Stock 208

2/10/2021 Capital Research and Management Compan Disposed on market 81.4 USD -45 Common Stock (45) 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 167 Common Stock 167 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 287 Common Stock 287 2/10/2021 Capital Research and Management Compan Acquired on market 81.4 USD 139 Common Stock 139 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 68 Common Stock 68 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 189 Common Stock 189 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 205 Common Stock 205 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 3 Common Stock 3 2/11/2021 Capital Research and Management Compan Disposed on market 83.06 USD -3 Common Stock (3) 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 283 Common Stock 283 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 57 Common Stock 57 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 5 Common Stock 5 2/11/2021 Capital Research and Management Compan Acquired on market 83.06 USD 1 Common Stock 1 2/12/2021 Capital Bank & Trust Company Transfer In 82.17 USD 355 Common Stock 355 2/12/2021 Capital Bank & Trust Company Transfer In 82.17 USD 1832 Common Stock 1,832 2/12/2021 Capital Bank & Trust Company Disposed on market 58.59 USD -70 Common Stock (70) 2/12/2021 Capital Bank & Trust Company Disposed on market 58.59 USD -45 Common Stock (45) 2/12/2021 Capital Bank & Trust Company Disposed on market 58.59 USD -20 Common Stock (20) 2/12/2021 Capital Bank & Trust Company Disposed on market 58.59 USD -6 Common Stock (6) 2/12/2021 Capital Bank & Trust Company Transfer In 81.88 USD -105 Common Stock (105) 2/12/2021 Capital Bank & Trust Company Transfer In 81.88 USD 105 Common Stock 105 2/12/2021 Capital Bank & Trust Company Transfer out 81.88 USD -105 Common Stock (105) 2/12/2021 Capital Bank & Trust Company Transfer out 81.88 USD 105 Common Stock 105 2/12/2021 Capital Bank & Trust Company Transfer out 81.88 USD 245 Common Stock 245 2/12/2021 Group Private Client Services, Inc Transfer out 81.88 USD -245 Common Stock (245) 2/12/2021 Group Private Client Services, Inc Transfer In 81.88 USD -245 Common Stock (245) 2/12/2021 Group Private Client Services, Inc Transfer In 81.88 USD 245 Common Stock 245 2/12/2021 Capital Research and Management Compan Acquired on market 82.28 USD 191 Common Stock 191 2/12/2021 Capital Research and Management Compan Acquired on market 82.28 USD 37 Common Stock 37 2/12/2021 Capital Research and Management Compan Acquired on market 82.28 USD 541 Common Stock 541 2/12/2021 Capital Research and Management Compan Acquired on market 82.28 USD 40 Common Stock 40

2/12/2021 Capital Research and Management Compan Acquired on market 82.28 USD 58 Common Stock 58 2/15/2021 Capital Research and Management Compan Acquired on market 61 GBP 148 Common Stock 148 2/15/2021 Capital Research and Management Compan Acquired on market 61 GBP 3732 Common Stock 3,732 2/15/2021 Capital Research and Management Compan Acquired on market 61.02 GBP 100 Common Stock 100 2/15/2021 Capital Research and Management Compan Acquired on market 61.02 GBP 10841 Common Stock 10,841 2/15/2021 Capital Research and Management Compan Acquired on market 61 GBP 200 Common Stock 200 2/15/2021 Capital Research and Management Compan Acquired on market 61 GBP 32236 Common Stock 32,236 2/15/2021 Capital Research and Management Compan Acquired on market 60.9 GBP 1000 Common Stock 1,000 2/15/2021 Capital Research and Management Compan Acquired on market 60.9 GBP 98703 Common Stock 98,703 2/15/2021 Capital Research and Management Compan Acquired on market 61.23 GBP 200 Common Stock 200 2/15/2021 Capital Research and Management Compan Acquired on market 61.23 GBP 13018 Common Stock 13,018 2/15/2021 Capital Research and Management Compan Acquired on market 61.31 GBP 200 Common Stock 200 2/15/2021 Capital Research and Management Compan Acquired on market 61.31 GBP 17119 Common Stock 17,119 2/15/2021 Capital Research and Management Compan Acquired on market 60.97 GBP 245 Common Stock 245 2/15/2021 Capital Research and Management Compan Acquired on market 60.97 GBP 16400 Common Stock 16,400 2/15/2021 Capital Research and Management Compan Acquired on market 60.49 GBP 606 Common Stock 606 2/15/2021 Capital Research and Management Compan Acquired on market 60.66 GBP 3123 Common Stock 3,123 2/15/2021 Capital Research and Management Compan Disposed on market 61.53 GBP -170 Common Stock (170) 2/15/2021 Capital Research and Management Compan Acquired on market 61.02 GBP 19 Common Stock 19 2/15/2021 Capital Research and Management Compan Acquired on market 61 GBP 100 Common Stock 100 2/15/2021 Capital Research and Management Compan Acquired on market 61 GBP 100 Common Stock 100 2/15/2021 Capital Research and Management Compan Acquired on market 60.9 GBP 252 Common Stock 252 2/15/2021 Capital Research and Management Compan Acquired on market 60.9 GBP 236 Common Stock 236 2/15/2021 Capital Research and Management Compan Acquired on market 61.31 GBP 100 Common Stock 100 2/15/2021 Capital Research and Management Compan Acquired on market 60.97 GBP 100 Common Stock 100 2/15/2021 Capital Research and Management Compan Acquired on market 60.49 GBP 25 Common Stock 25 2/16/2021 Capital Research and Management Compan Acquired on market 62.62 GBP 244 Common Stock 244 2/16/2021 Capital Research and Management Compan Acquired on market 62.62 GBP 25900 Common Stock 25,900 2/16/2021 Capital Research and Management Compan Acquired on market 63.01 GBP 316 Common Stock 316 2/16/2021 Capital Research and Management Compan Acquired on market 63.01 GBP 24179 Common Stock 24,179 2/16/2021 Capital Research and Management Compan Acquired on market 62.45 GBP 1300 Common Stock 1,300

2/16/2021 Capital Research and Management Compan Acquired on market 62.45 GBP 124300 Common Stock 124,300 2/16/2021 Capital Research and Management Compan Acquired on market 62.62 GBP 100 Common Stock 100 2/16/2021 Capital Research and Management Compan Acquired on market 62.62 GBP 6 Common Stock 6 2/16/2021 Capital Research and Management Compan Acquired on market 63.01 GBP 100 Common Stock 100 2/16/2021 Capital Research and Management Compan Acquired on market 62.45 GBP 300 Common Stock 300 2/16/2021 Capital Research and Management Compan Acquired on market 62.45 GBP 322 Common Stock 322 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 106 Common Stock 106 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 110 Common Stock 110 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 180 Common Stock 180 2/16/2021 Capital Research and Management Compan Disposed on market 83.66 USD -2 Common Stock (2) 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 198 Common Stock 198 2/16/2021 Capital Research and Management Compan Disposed on market 83.66 USD -9 Common Stock (9) 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 10 Common Stock 10 2/16/2021 Capital Research and Management Compan Disposed on market 83.66 USD -25 Common Stock (25) 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 15 Common Stock 15 2/16/2021 Capital Research and Management Compan Acquired on market 83.66 USD 2 Common Stock 2 2/17/2021 Capital Bank & Trust Company Transfer In 86.81 USD 143 Common Stock 143 2/17/2021 Capital Bank & Trust Company Transfer out 86.81 USD -143 Common Stock (143) 2/17/2021 Group Private Client Services, Inc Acquired on market 63.23 USD 113 Common Stock 113 2/17/2021 Capital Research and Management Compan Acquired on market 64.94 GBP 1200 Common Stock 1,200 2/17/2021 Capital Research and Management Compan Acquired on market 64.94 GBP 109401 Common Stock 109,401 2/17/2021 Capital Research and Management Compan Acquired on market 64.5 GBP 400 Common Stock 400 2/17/2021 Capital Research and Management Compan Acquired on market 64.5 GBP 43813 Common Stock 43,813 2/17/2021 Capital Research and Management Compan Acquired on market 64.73 GBP 200 Common Stock 200 2/17/2021 Capital Research and Management Compan Acquired on market 64.73 GBP 16008 Common Stock 16,008 2/17/2021 Capital Research and Management Compan Acquired on market 64.94 GBP 300 Common Stock 300 2/17/2021 Capital Research and Management Compan Acquired on market 64.94 GBP 300 Common Stock 300 2/17/2021 Capital Research and Management Compan Acquired on market 64.5 GBP 100 Common Stock 100 2/17/2021 Capital Research and Management Compan Acquired on market 62.35 GBP 399 Common Stock 399 2/17/2021 Capital Research and Management Compan Acquired on market 64.73 GBP 100 Common Stock 100 2/17/2021 Capital Research and Management Compan Disposed on market 87.63 USD -181 Common Stock (181)

2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 4 Common Stock 4 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 870 Common Stock 870 2/17/2021 Capital Research and Management Compan Disposed on market 87.63 USD -837 Common Stock (837) 2/17/2021 Capital Research and Management Compan Disposed on market 87.63 USD -499 Common Stock (499) 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 5 Common Stock 5 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 502 Common Stock 502 2/17/2021 Capital Research and Management Compan Disposed on market 87.63 USD -2 Common Stock (2) 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 2 Common Stock 2 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 4 Common Stock 4 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 340 Common Stock 340 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 181 Common Stock 181 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 285 Common Stock 285 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 499 Common Stock 499 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 91 Common Stock 91 2/17/2021 Capital Research and Management Compan Acquired on market 87.63 USD 17 Common Stock 17 2/17/2021 Capital Research and Management Compan Disposed on market 87.63 USD -17 Common Stock (17) 2/17/2021 Capital Research and Management Compan Disposed on market 87.63 USD -4 Common Stock (4) 2/18/2021 Capital Bank & Trust Company Acquired on market 63.05 USD -104 Common Stock (104) 2/18/2021 Capital Bank & Trust Company Acquired on market 63.05 USD 104 Common Stock 104 2/18/2021 Capital Bank & Trust Company Acquired on market 63.05 USD 104 Common Stock 104 2/18/2021 Capital Bank & Trust Company Transfer In 86.95 USD -200 Common Stock (200) 2/18/2021 Capital Bank & Trust Company Transfer In 86.95 USD 200 Common Stock 200 2/18/2021 Capital Bank & Trust Company Transfer In 86.95 USD 200 Common Stock 200 2/18/2021 Capital Bank & Trust Company Transfer out 86.95 USD -200 Common Stock (200) 2/18/2021 Group Private Client Services, Inc Disposed on market 63.06 USD -147 Common Stock (147) 2/18/2021 Capital Research and Management Compan Acquired on market 62.35 GBP 196 Common Stock 196 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 112 Common Stock 112 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 3 Common Stock 3 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 46 Common Stock 46 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 1 Common Stock 1 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 147 Common Stock 147

2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 55 Common Stock 55 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 283 Common Stock 283 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 13 Common Stock 13 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 37 Common Stock 37 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 5 Common Stock 5 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 38 Common Stock 38 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 3 Common Stock 3 2/18/2021 Capital Research and Management Compan Acquired on market 87.54 USD 13 Common Stock 13 2/19/2021 Capital Bank & Trust Company Acquired on market 62.38 USD -112 Common Stock (112) 2/19/2021 Capital Bank & Trust Company Acquired on market 62.38 USD 112 Common Stock 112 2/19/2021 Capital Bank & Trust Company Acquired on market 62.38 USD 112 Common Stock 112 2/19/2021 Capital Bank & Trust Company Transfer In 87.31 USD 143 Common Stock 143 2/19/2021 Capital Bank & Trust Company Transfer out 87.31 USD -143 Common Stock (143) 2/19/2021 Group Private Client Services, Inc Disposed on market 62.36 USD -8 Common Stock (8) 2/19/2021 Group Private Client Services, Inc Disposed on market 62.36 USD -3 Common Stock (3) 2/19/2021 Capital Research and Management Compan Acquired on market 63.52 GBP 829 Common Stock 829 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 89.99 USD 799 Common Stock 799 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 89.99 USD 549 Common Stock 549 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 942 Common Stock 942 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 102 Common Stock 102 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 2381 Common Stock 2,381 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 404 Common Stock 404 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 497 Common Stock 497 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 74 Common Stock 74 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 1099 Common Stock 1,099 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 666 Common Stock 666 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 735 Common Stock 735 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 952 Common Stock 952 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 335 Common Stock 335 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 211 Common Stock 211 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 337 Common Stock 337

2/19/2021 Capital Research and Management Compan In-kind Disposition 89.99 USD -799 Common Stock (799) 2/19/2021 Capital Research and Management Compan In-kind Disposition 89.99 USD -549 Common Stock (549) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -942 Common Stock (942) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -102 Common Stock (102) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -2381 Common Stock (2,381) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -404 Common Stock (404) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -497 Common Stock (497) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -839 Common Stock (839) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -74 Common Stock (74) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -1099 Common Stock (1,099) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -666 Common Stock (666) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -735 Common Stock (735) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -952 Common Stock (952) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -335 Common Stock (335) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -785 Common Stock (785) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -211 Common Stock (211) 2/19/2021 Capital Research and Management Compan In-kind Disposition 63.52 GBP -337 Common Stock (337) 2/19/2021 Capital Research and Management Compan Acquired on market 90.22 USD 3 Common Stock 3 2/19/2021 Capital Research and Management Compan Acquired on market 90.22 USD 1 Common Stock 1 2/19/2021 Capital Research and Management Compan Acquired on market 63.52 GBP 185 Common Stock 185 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 839 Common Stock 839 2/19/2021 Capital Research and Management Compan In-kind Acquisiton 63.52 GBP 785 Common Stock 785 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 970 Common Stock 970 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 390 Common Stock 390 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 3 Common Stock 3 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 4291 Common Stock 4,291 2/19/2021 Capital Research and Management Compan Disposed on market 88.09 USD -14 Common Stock (14) 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 34 Common Stock 34 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 194 Common Stock 194 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 1 Common Stock 1 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 15 Common Stock 15

2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 5 Common Stock 5 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 163 Common Stock 163 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 88 Common Stock 88 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 117 Common Stock 117 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 3 Common Stock 3 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 260 Common Stock 260 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 8 Common Stock 8 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 89 Common Stock 89 2/19/2021 Capital Research and Management Compan Acquired on market 88.09 USD 25 Common Stock 25 2/22/2021 Capital Bank & Trust Company Disposed on market 63.81 USD -5 Common Stock (5) 2/22/2021 Capital Research and Management Compan Acquired on market 62.89 GBP 88 Common Stock 88 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 77 Common Stock 77 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 146 Common Stock 146 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 204 Common Stock 204 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 1 Common Stock 1 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 243 Common Stock 243 2/22/2021 Capital Research and Management Compan Disposed on market 89.99 USD -21 Common Stock (21) 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 14 Common Stock 14 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 302 Common Stock 302 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 15 Common Stock 15 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 1604 Common Stock 1,604 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 15 Common Stock 15 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 2 Common Stock 2 2/22/2021 Capital Research and Management Compan Acquired on market 89.99 USD 7 Common Stock 7 2/23/2021 Capital Bank & Trust Company Acquired on market 64.02 USD -77 Common Stock (77) 2/23/2021 Capital Bank & Trust Company Acquired on market 64.02 USD 77 Common Stock 77 2/23/2021 Capital Bank & Trust Company Acquired on market 64.02 USD 77 Common Stock 77 2/23/2021 Capital Bank & Trust Company Transfer In 89.68 USD 64 Common Stock 64 2/23/2021 Group Private Client Services, Inc Transfer out 89.68 USD -64 Common Stock (64) 2/23/2021 Group Private Client Services, Inc Acquired on market 64.02 USD 84 Common Stock 84 2/23/2021 Group Private Client Services, Inc Acquired on market 64.02 USD 90 Common Stock 90

2/23/2021 Capital Research and Management Compan Disposed on market 63.34 GBP -345 Common Stock (345) 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 2 Common Stock 2 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 1 Common Stock 1 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 12 Common Stock 12 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 211 Common Stock 211 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 302 Common Stock 302 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 645 Common Stock 645 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 34 Common Stock 34 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 19 Common Stock 19 2/23/2021 Capital Research and Management Compan Acquired on market 90.37 USD 34 Common Stock 34 2/24/2021 Capital Bank & Trust Company Acquired on market 62.83 USD 57 Common Stock 57 2/24/2021 Capital Bank & Trust Company Acquired on market 62.83 USD 57 Common Stock 57 2/24/2021 Capital International Investors Disposed on market 62.89 GBP -1460 Common Stock (1,460) 2/24/2021 Group Private Client Services, Inc Disposed on market 62.87 USD -69 Common Stock (69) 2/24/2021 Group Private Client Services, Inc Acquired on market 62.83 USD -57 Common Stock (57) 2/24/2021 Capital Research and Management Compan Acquired on market 63.42 GBP 2574 Common Stock 2,574 2/24/2021 Capital Research and Management Compan Disposed on market 63.31 GBP -158 Common Stock (158) 2/24/2021 Capital Research and Management Compan Disposed on market 63.55 GBP -174 Common Stock (174) 2/24/2021 Capital Research and Management Compan Acquired on market 63.42 GBP 220853 Common Stock 220,853 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 206 Common Stock 206 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 2 Common Stock 2 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 140 Common Stock 140 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 12 Common Stock 12 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 173 Common Stock 173 2/24/2021 Capital Research and Management Compan Disposed on market 90.51 USD -3 Common Stock (3) 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 24 Common Stock 24 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 24 Common Stock 24 2/24/2021 Capital Research and Management Compan Acquired on market 90.51 USD 2 Common Stock 2 2/24/2021 Capital Research and Management Compan Disposed on market 90.51 USD -5 Common Stock (5) 2/25/2021 Capital Bank & Trust Company Transfer In 89.66 USD -200 Common Stock (200) 2/25/2021 Capital Bank & Trust Company Transfer In 89.66 USD 200 Common Stock 200

2/25/2021 Capital Bank & Trust Company Transfer In 89.66 USD 200 Common Stock 200 2/25/2021 Capital Bank & Trust Company Transfer out 89.66 USD -200 Common Stock (200) 2/25/2021 Capital Research and Management Compan Acquired on market 64.8 GBP 138 Common Stock 138 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 27 Common Stock 27 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 44 Common Stock 44 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 312 Common Stock 312 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 8 Common Stock 8 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 192 Common Stock 192 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 2 Common Stock 2 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 93 Common Stock 93 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 107 Common Stock 107 2/25/2021 Capital Research and Management Compan Acquired on market 91.71 USD 4 Common Stock 4 2/26/2021 Capital Bank & Trust Company Transfer out 120.09 USD -200 Common Stock (200) 2/26/2021 Group Private Client Services, Inc Disposed on market 63.8 USD -105 Common Stock (105) 2/26/2021 Group Private Client Services, Inc Disposed on market 63.8 USD -105 Common Stock (105) 2/26/2021 Group Private Client Services, Inc Acquired on market 63.42 USD -51 Common Stock (51) 2/26/2021 Group Private Client Services, Inc Acquired on market 63.42 USD 51 Common Stock 51 2/26/2021 Group Private Client Services, Inc Acquired on market 63.42 USD 51 Common Stock 51 2/26/2021 Group Private Client Services, Inc Disposed on market 63.8 USD 105 Common Stock 105 2/26/2021 Group Private Client Services, Inc Transfer out 120.09 USD 200 Common Stock 200 2/26/2021 Capital Research and Management Compan Acquired on market 62.52 GBP 140 Common Stock 140 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 1 Common Stock 1 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 300 Common Stock 300 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 212 Common Stock 212 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 3 Common Stock 3 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 256 Common Stock 256 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 4 Common Stock 4 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 450 Common Stock 450 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 8 Common Stock 8 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 33 Common Stock 33 2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 3 Common Stock 3

2/26/2021 Capital Research and Management Compan Acquired on market 90.13 USD 39 Common Stock 39 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD -58 Common Stock (58) 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD -58 Common Stock (58) 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD 9 Common Stock 9 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD 58 Common Stock 58 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD 58 Common Stock 58 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD 58 Common Stock 58 3/1/2021 Capital Bank & Trust Company Acquired on market 62.76 USD 80 Common Stock 80 3/1/2021 Capital Bank & Trust Company Disposed on market 63.01 USD -24 Common Stock (24) 3/1/2021 Capital Bank & Trust Company Disposed on market 89.01 USD -20 Common Stock (20) 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD -80 Common Stock (80) 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD -80 Common Stock (80) 3/1/2021 Group Private Client Services, Inc Disposed on market 63.01 USD -24 Common Stock (24) 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD -9 Common Stock (9) 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD -9 Common Stock (9) 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD 9 Common Stock 9 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD 9 Common Stock 9 3/1/2021 Group Private Client Services, Inc Disposed on market 63.01 USD 24 Common Stock 24 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD 80 Common Stock 80 3/1/2021 Group Private Client Services, Inc Acquired on market 62.76 USD 80 Common Stock 80 3/1/2021 Capital Research and Management Compan Acquired on market 62.85 GBP 188 Common Stock 188 3/1/2021 Capital Research and Management Compan Disposed on market 63.03 GBP -761 Common Stock (761) 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 19 Common Stock 19 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 8 Common Stock 8 3/1/2021 Capital Research and Management Compan Disposed on market 87.4 USD -6 Common Stock (6) 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 399 Common Stock 399 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 1 Common Stock 1 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 8 Common Stock 8 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 613 Common Stock 613 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 116 Common Stock 116 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 2 Common Stock 2

3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 64 Common Stock 64 3/1/2021 Capital Research and Management Compan Acquired on market 87.4 USD 1 Common Stock 1 3/2/2021 Capital Bank & Trust Company Disposed on market 62.74 USD -5 Common Stock (5) 3/2/2021 Group Private Client Services, Inc Disposed on market 62.74 USD -1 Common Stock (1) 3/2/2021 Capital Research and Management Compan Disposed on market 64.36 GBP -506 Common Stock (506) 3/2/2021 Capital Research and Management Compan Disposed on market 64.36 GBP -308 Common Stock (308) 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 2 Common Stock 2 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 114 Common Stock 114 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 522 Common Stock 522 3/2/2021 Capital Research and Management Compan Disposed on market 89.8 USD -229 Common Stock (229) 3/2/2021 Capital Research and Management Compan Disposed on market 89.8 USD -2 Common Stock (2) 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 204 Common Stock 204 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 24 Common Stock 24 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 3 Common Stock 3 3/2/2021 Capital Research and Management Compan Acquired on market 89.8 USD 26 Common Stock 26 3/3/2021 Capital Bank & Trust Company Disposed on market 64.99 USD -200 Common Stock (200) 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 21 Common Stock 21 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 2 Common Stock 2 3/3/2021 Capital Research and Management Compan Disposed on market 91.34 USD -3 Common Stock (3) 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 675 Common Stock 675 3/3/2021 Capital Research and Management Compan Disposed on market 91.34 USD -2 Common Stock (2) 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 55 Common Stock 55 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 2 Common Stock 2 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 257 Common Stock 257 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 148 Common Stock 148 3/3/2021 Capital Research and Management Compan Disposed on market 91.34 USD -2 Common Stock (2) 3/3/2021 Capital Research and Management Compan Acquired on market 91.34 USD 62 Common Stock 62 3/4/2021 Capital Bank & Trust Company Acquired on market 60.86 USD -800 Common Stock (800) 3/4/2021 Capital Bank & Trust Company Acquired on market 60.86 USD -198 Common Stock (198) 3/4/2021 Capital Bank & Trust Company Acquired on market 60.86 USD 198 Common Stock 198 3/4/2021 Capital Bank & Trust Company Acquired on market 60.86 USD 198 Common Stock 198

3/4/2021 Group Private Client Services, Inc Acquired on market 60.86 USD 800 Common Stock 800 3/4/2021 Group Private Client Services, Inc Acquired on market 60.86 USD 800 Common Stock 800 3/4/2021 Capital Research and Management Compan Disposed on market 59.96 GBP -137 Common Stock (137) 3/4/2021 Capital Research and Management Compan Acquired on market 60.02 GBP 757 Common Stock 757 3/4/2021 Capital Research and Management Compan Acquired on market 60.03 GBP 344 Common Stock 344 3/4/2021 Capital Research and Management Compan Acquired on market 60.03 GBP 148 Common Stock 148 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 1 Common Stock 1 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 10 Common Stock 10 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 305 Common Stock 305 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 347 Common Stock 347 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 2 Common Stock 2 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 415 Common Stock 415 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 15 Common Stock 15 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 13 Common Stock 13 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 8 Common Stock 8 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 1 Common Stock 1 3/4/2021 Capital Research and Management Compan Acquired on market 90.86 USD 15 Common Stock 15 3/5/2021 Capital Bank & Trust Company Acquired on market 58.1 USD 25 Common Stock 25 3/5/2021 Capital Bank & Trust Company Acquired on market 58.1 USD 25 Common Stock 25 3/5/2021 Group Private Client Services, Inc Acquired on market 58.1 USD -25 Common Stock (25) 3/5/2021 Capital Research and Management Compan Disposed on market 59.34 GBP -980 Common Stock (980) 3/5/2021 Capital Research and Management Compan Disposed on market 59.34 GBP -440 Common Stock (440) 3/5/2021 Capital Research and Management Compan Disposed on market 59.56 GBP -168 Common Stock (168) 3/5/2021 Capital Research and Management Compan Disposed on market 59.34 GBP -1094 Common Stock (1,094) 3/5/2021 Capital Research and Management Compan Disposed on market 59.34 GBP -241 Common Stock (241) 3/5/2021 Capital Research and Management Compan Disposed on market 58.54 GBP -279 Common Stock (279) 3/5/2021 Capital Research and Management Compan Disposed on market 59.34 GBP -238000 Common Stock (238,000) 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 9 Common Stock 9 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 1 Common Stock 1 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 8 Common Stock 8 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 29 Common Stock 29

3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 13 Common Stock 13 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 203 Common Stock 203 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 322 Common Stock 322 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 202 Common Stock 202 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 2 Common Stock 2 3/5/2021 Capital Research and Management Compan Acquired on market 81.9 USD 1 Common Stock 1 3/5/2021 Capital Research and Management Compan Disposed on market 81.9 USD -59 Common Stock (59) 3/8/2021 Capital Research and Management Compan Acquired on market 59.58 GBP 1218 Common Stock 1,218 3/8/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 222000 Common Stock 222,000 3/8/2021 Capital Research and Management Compan Disposed on market 60.4 GBP -872 Common Stock (872) 3/8/2021 Capital Research and Management Compan Disposed on market 60.4 GBP -1250 Common Stock (1,250) 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 77 Common Stock 77 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 2 Common Stock 2 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 5 Common Stock 5 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 366 Common Stock 366 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 596 Common Stock 596 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 39 Common Stock 39 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 598 Common Stock 598 3/8/2021 Capital Research and Management Compan Disposed on market 83.64 USD -3 Common Stock (3) 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 1 Common Stock 1 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 46 Common Stock 46 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 14 Common Stock 14 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 17 Common Stock 17 3/8/2021 Capital Research and Management Compan Acquired on market 83.64 USD 194 Common Stock 194 3/9/2021 Capital Bank & Trust Company Disposed on market 58.97 USD -45 Common Stock (45) 3/9/2021 Group Private Client Services, Inc Disposed on market 58.23 USD -99 Common Stock (99) 3/9/2021 Group Private Client Services, Inc Disposed on market 58.97 USD -10 Common Stock (10) 3/9/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 1127 Common Stock 1,127 3/9/2021 Capital Research and Management Compan Disposed on market 58.19 GBP -168 Common Stock (168) 3/9/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 1078 Common Stock 1,078 3/9/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 366800 Common Stock 366,800

3/9/2021 Capital Research and Management Compan Acquired on market 58.01 GBP 147 Common Stock 147 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 23 Common Stock 23 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 2 Common Stock 2 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 1 Common Stock 1 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 3 Common Stock 3 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 357 Common Stock 357 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 37 Common Stock 37 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 258 Common Stock 258 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 76 Common Stock 76 3/9/2021 Capital Research and Management Compan Acquired on market 83.4 USD 51 Common Stock 51 3/10/2021 Group Private Client Services, Inc Disposed on market 57.39 USD -5 Common Stock (5) 3/10/2021 Capital Research and Management Compan Disposed on market 56.6 GBP -403 Common Stock (403) 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 84 Common Stock 84 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 397 Common Stock 397 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 1 Common Stock 1 3/10/2021 Capital Research and Management Compan Disposed on market 81.92 USD -1 Common Stock (1) 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 163 Common Stock 163 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 280 Common Stock 280 3/10/2021 Capital Research and Management Compan Disposed on market 81.92 USD -17 Common Stock (17) 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 13 Common Stock 13 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 3 Common Stock 3 3/10/2021 Capital Research and Management Compan Acquired on market 81.92 USD 33 Common Stock 33 3/11/2021 Capital International Sàrl,Capita Acquired on market 57.95 GBP 11310 Common Stock 11,310 3/11/2021 Capital Research and Management Compan Acquired on market 57.95 GBP 14334 Common Stock 14,334 3/11/2021 Capital Research and Management Compan Disposed on market 57.81 GBP -173 Common Stock (173) 3/11/2021 Capital Research and Management Compan Disposed on market 57.74 GBP -143 Common Stock (143) 3/11/2021 Capital Research and Management Compan Acquired on market 57.81 GBP 157 Common Stock 157 3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 9 Common Stock 9 3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 418 Common Stock 418 3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 205 Common Stock 205 3/11/2021 Capital Research and Management Compan Disposed on market 80.21 USD -7 Common Stock (7)

3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 1 Common Stock 1 3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 1 Common Stock 1 3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 241 Common Stock 241 3/11/2021 Capital Research and Management Compan Acquired on market 80.21 USD 154 Common Stock 154 3/12/2021 Capital Bank & Trust Company Transfer In 80.23 USD 27 Common Stock 27 3/12/2021 Capital Bank & Trust Company Transfer out 80.23 USD -27 Common Stock (27) 3/12/2021 Capital Research and Management Compan Disposed on market 57.45 GBP -199 Common Stock (199) 3/12/2021 Capital Research and Management Compan Disposed on market 57.33 GBP -1914 Common Stock (1,914) 3/12/2021 Capital Research and Management Compan In-kind Disposition 81.27 USD -545 Common Stock (545) 3/12/2021 Capital Research and Management Compan In-kind Disposition 81.27 USD -374 Common Stock (374) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -575 Common Stock (575) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -90 Common Stock (90) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -1618 Common Stock (1,618) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -299 Common Stock (299) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -444 Common Stock (444) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -416 Common Stock (416) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -44 Common Stock (44) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -730 Common Stock (730) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -366 Common Stock (366) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -443 Common Stock (443) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -659 Common Stock (659) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -216 Common Stock (216) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -474 Common Stock (474) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -140 Common Stock (140) 3/12/2021 Capital Research and Management Compan In-kind Disposition 57.73 GBP -259 Common Stock (259) 3/12/2021 Capital Research and Management Compan Acquired on market 57.63 GBP 660 Common Stock 660 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 81.27 USD 545 Common Stock 545 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 81.27 USD 374 Common Stock 374 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 575 Common Stock 575 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 1618 Common Stock 1,618 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 299 Common Stock 299

3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 444 Common Stock 444 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 44 Common Stock 44 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 730 Common Stock 730 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 366 Common Stock 366 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 443 Common Stock 443 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 659 Common Stock 659 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 216 Common Stock 216 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 140 Common Stock 140 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 259 Common Stock 259 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 90 Common Stock 90 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 416 Common Stock 416 3/12/2021 Capital Research and Management Compan In-kind Acquisiton 57.73 GBP 474 Common Stock 474 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 118 Common Stock 118 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 191 Common Stock 191 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 2 Common Stock 2 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 1 Common Stock 1 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 196 Common Stock 196 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 89 Common Stock 89 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 22 Common Stock 22 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 32 Common Stock 32 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 170 Common Stock 170 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 16 Common Stock 16 3/12/2021 Capital Research and Management Compan Acquired on market 82.5 USD 17 Common Stock 17 3/15/2021 Capital International Sàrl,Capita Disposed on market 55.97 GBP -1166 Common Stock (1,166) 3/15/2021 Group Private Client Services, Inc Acquired on market 56 USD -69 Common Stock (69) 3/15/2021 Group Private Client Services, Inc Acquired on market 56 USD 69 Common Stock 69 3/15/2021 Group Private Client Services, Inc Acquired on market 56 USD 69 Common Stock 69 3/15/2021 Capital Research and Management Compan Disposed on market 55.91 GBP -3516 Common Stock (3,516) 3/15/2021 Capital Research and Management Compan Acquired on market 57.3 GBP 69164 Common Stock 69,164 3/15/2021 Capital Research and Management Compan Acquired on market 56.7 GBP 25109 Common Stock 25,109 3/15/2021 Capital Research and Management Compan Acquired on market 56.72 GBP 10000 Common Stock 10,000

3/15/2021 Capital Research and Management Compan Acquired on market 56.38 GBP 39006 Common Stock 39,006 3/15/2021 Capital Research and Management Compan Acquired on market 57.38 GBP 7836 Common Stock 7,836 3/15/2021 Capital Research and Management Compan Disposed on market 55.91 GBP -994350 Common Stock (994,350) 3/15/2021 Capital Research and Management Compan Acquired on market 57.21 GBP 35885 Common Stock 35,885 3/15/2021 Capital Research and Management Compan Disposed on market 55.93 GBP -182 Common Stock (182) 3/15/2021 Capital Research and Management Compan Acquired on market 55.93 GBP 149 Common Stock 149 3/15/2021 Capital Research and Management Compan Acquired on market 55.94 GBP 103 Common Stock 103 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 73 Common Stock 73 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 6 Common Stock 6 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 24 Common Stock 24 3/15/2021 Capital Research and Management Compan Disposed on market 81.27 USD -304 Common Stock (304) 3/15/2021 Capital Research and Management Compan Disposed on market 81.27 USD -253 Common Stock (253) 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 7 Common Stock 7 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 2 Common Stock 2 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 260 Common Stock 260 3/15/2021 Capital Research and Management Compan Acquired on market 81.27 USD 79 Common Stock 79 3/16/2021 Capital Research and Management Compan Acquired on market 55.74 GBP 76600 Common Stock 76,600 3/16/2021 Capital Research and Management Compan Disposed on market 55.74 GBP -368 Common Stock (368) 3/16/2021 Capital Research and Management Compan Disposed on market 55.77 GBP -1094 Common Stock (1,094) 3/16/2021 Capital Research and Management Compan Acquired on market 56.1 GBP 165 Common Stock 165 3/16/2021 Capital Research and Management Compan Acquired on market 55.81 GBP 171 Common Stock 171 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 32 Common Stock 32 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 86 Common Stock 86 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 4 Common Stock 4 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 1 Common Stock 1 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 1788 Common Stock 1,788 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 19 Common Stock 19 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 152 Common Stock 152 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 6 Common Stock 6 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 8 Common Stock 8 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 45 Common Stock 45

3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 3 Common Stock 3 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 20 Common Stock 20 3/16/2021 Capital Research and Management Compan Acquired on market 79.58 USD 1 Common Stock 1 3/17/2021 Capital Bank & Trust Company Acquired on market 54.92 USD -1574 Common Stock (1,574) 3/17/2021 Capital Bank & Trust Company Acquired on market 54.69 USD -505 Common Stock (505) 3/17/2021 Capital Bank & Trust Company Acquired on market 54.71 USD -366 Common Stock (366) 3/17/2021 Capital Bank & Trust Company Acquired on market 55.06 USD 45 Common Stock 45 3/17/2021 Capital Bank & Trust Company Acquired on market 55.06 USD 45 Common Stock 45 3/17/2021 Capital Bank & Trust Company Acquired on market 54.71 USD 366 Common Stock 366 3/17/2021 Capital Bank & Trust Company Disposed on market 55.85 USD -28 Common Stock (28) 3/17/2021 Group Private Client Services, Inc Acquired on market 55.87 USD -95 Common Stock (95) 3/17/2021 Group Private Client Services, Inc Acquired on market 55.06 USD -45 Common Stock (45) 3/17/2021 Group Private Client Services, Inc Acquired on market 55.04 USD -45 Common Stock (45) 3/17/2021 Group Private Client Services, Inc Acquired on market 54.88 USD -42 Common Stock (42) 3/17/2021 Group Private Client Services, Inc Acquired on market 54.88 USD 42 Common Stock 42 3/17/2021 Group Private Client Services, Inc Acquired on market 54.88 USD 42 Common Stock 42 3/17/2021 Group Private Client Services, Inc Acquired on market 55.04 USD 45 Common Stock 45 3/17/2021 Group Private Client Services, Inc Acquired on market 55.04 USD 45 Common Stock 45 3/17/2021 Group Private Client Services, Inc Acquired on market 55.87 USD 95 Common Stock 95 3/17/2021 Group Private Client Services, Inc Acquired on market 55.87 USD 95 Common Stock 95 3/17/2021 Group Private Client Services, Inc Acquired on market 54.71 USD 366 Common Stock 366 3/17/2021 Group Private Client Services, Inc Acquired on market 54.69 USD 505 Common Stock 505 3/17/2021 Group Private Client Services, Inc Acquired on market 54.69 USD 505 Common Stock 505 3/17/2021 Group Private Client Services, Inc Acquired on market 54.92 USD 1574 Common Stock 1,574 3/17/2021 Group Private Client Services, Inc Acquired on market 54.92 USD 1574 Common Stock 1,574 3/17/2021 Capital Research and Management Compan Disposed on market 78.8 USD -14 Common Stock (14) 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 14 Common Stock 14 3/17/2021 Capital Research and Management Compan Disposed on market 78.8 USD -147 Common Stock (147) 3/17/2021 Capital Research and Management Compan Disposed on market 78.8 USD -67 Common Stock (67) 3/17/2021 Capital Research and Management Compan Disposed on market 78.8 USD -9 Common Stock (9) 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 2 Common Stock 2

3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 397 Common Stock 397 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 5 Common Stock 5 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 469 Common Stock 469 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 2 Common Stock 2 3/17/2021 Capital Research and Management Compan Disposed on market 78.8 USD -6 Common Stock (6) 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 42 Common Stock 42 3/17/2021 Capital Research and Management Compan Acquired on market 78.8 USD 65 Common Stock 65 3/18/2021 Capital Bank & Trust Company Acquired on market 55.04 USD -64 Common Stock (64) 3/18/2021 Capital Bank & Trust Company Acquired on market 55.04 USD 64 Common Stock 64 3/18/2021 Capital Bank & Trust Company Acquired on market 55.04 USD 64 Common Stock 64 3/18/2021 Capital Research and Management Compan Acquired on market 78.07 USD 1500 Common Stock 1,500 3/18/2021 Capital Research and Management Compan Acquired on market 78 USD 1300 Common Stock 1,300 3/18/2021 Capital Research and Management Compan Acquired on market 78.02 USD 100 Common Stock 100 3/18/2021 Capital Research and Management Compan Disposed on market 55.63 GBP -1338 Common Stock (1,338) 3/18/2021 Capital Research and Management Compan Acquired on market 78.07 USD 248500 Common Stock 248,500 3/18/2021 Capital Research and Management Compan Acquired on market 78 USD 228700 Common Stock 228,700 3/18/2021 Capital Research and Management Compan Acquired on market 78.37 USD 10900 Common Stock 10,900 3/18/2021 Capital Research and Management Compan Acquired on market 78.02 USD 31320 Common Stock 31,320 3/18/2021 Capital Research and Management Compan Acquired on market 55.63 GBP 716 Common Stock 716 3/18/2021 Capital Research and Management Compan Disposed on market 55.58 GBP -921 Common Stock (921) 3/18/2021 Capital Research and Management Compan Disposed on market 55.58 GBP -179 Common Stock (179) 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 22 Common Stock 22 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 55 Common Stock 55 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 1 Common Stock 1 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 2 Common Stock 2 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 189 Common Stock 189 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 22 Common Stock 22 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 53 Common Stock 53 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 565 Common Stock 565 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 20 Common Stock 20 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 15 Common Stock 15

3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 6 Common Stock 6 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 26 Common Stock 26 3/18/2021 Capital Research and Management Compan Acquired on market 78.72 USD 1 Common Stock 1 3/19/2021 Capital Bank & Trust Company Transfer In 75.83 USD 16 Common Stock 16 3/19/2021 Capital Bank & Trust Company Transfer In 75.83 USD 50 Common Stock 50 3/19/2021 Capital Bank & Trust Company Transfer In 75.83 USD 112 Common Stock 112 3/19/2021 Capital Bank & Trust Company Transfer In 75.83 USD 132 Common Stock 132 3/19/2021 Group Private Client Services, Inc Acquired on market 54.87 USD -205 Common Stock (205) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -198 Common Stock (198) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -170 Common Stock (170) 3/19/2021 Group Private Client Services, Inc Acquired on market 54.99 USD -169 Common Stock (169) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -144 Common Stock (144) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -143 Common Stock (143) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -125 Common Stock (125) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -113 Common Stock (113) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -112 Common Stock (112) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -77 Common Stock (77) 3/19/2021 Group Private Client Services, Inc Transfer out 75.83 USD -27 Common Stock (27) 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 27 Common Stock 27 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 77 Common Stock 77 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 113 Common Stock 113 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 125 Common Stock 125 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 143 Common Stock 143 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 144 Common Stock 144 3/19/2021 Group Private Client Services, Inc Acquired on market 54.99 USD 169 Common Stock 169 3/19/2021 Group Private Client Services, Inc Acquired on market 54.99 USD 169 Common Stock 169 3/19/2021 Group Private Client Services, Inc Transfer In 75.83 USD 170 Common Stock 170 3/19/2021 Group Private Client Services, Inc Acquired on market 54.87 USD 205 Common Stock 205 3/19/2021 Group Private Client Services, Inc Acquired on market 54.87 USD 205 Common Stock 205 3/19/2021 Capital Research and Management Compan Acquired on market 77 USD 725 Common Stock 725 3/19/2021 Capital Research and Management Compan Acquired on market 77.86 USD 670 Common Stock 670

3/19/2021 Capital Research and Management Compan Acquired on market 77 USD 130000 Common Stock 130,000 3/19/2021 Capital Research and Management Compan Acquired on market 54.46 GBP 461 Common Stock 461 3/19/2021 Capital Research and Management Compan Acquired on market 77.86 USD 120580 Common Stock 120,580 3/19/2021 Capital Research and Management Compan Disposed on market 54.71 GBP -3010 Common Stock (3,010) 3/19/2021 Capital Research and Management Compan Acquired on market 54.67 GBP 175 Common Stock 175 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 4 Common Stock 4 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 26 Common Stock 26 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 46 Common Stock 46 3/19/2021 Capital Research and Management Compan Disposed on market 77.56 USD -8 Common Stock (8) 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 236 Common Stock 236 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 227 Common Stock 227 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 2 Common Stock 2 3/19/2021 Capital Research and Management Compan Disposed on market 77.56 USD -105 Common Stock (105) 3/19/2021 Capital Research and Management Compan Acquired on market 77.56 USD 102 Common Stock 102 3/22/2021 Group Private Client Services, Inc Acquired on market 53.93 USD -216 Common Stock (216) 3/22/2021 Group Private Client Services, Inc Acquired on market 53.93 USD 216 Common Stock 216 3/22/2021 Group Private Client Services, Inc Acquired on market 53.93 USD 216 Common Stock 216 3/22/2021 Capital Research and Management Compan Acquired on market 53.81 GBP 1362 Common Stock 1,362 3/22/2021 Capital Research and Management Compan Disposed on market 53.86 GBP -480 Common Stock (480) 3/22/2021 Capital Research and Management Compan Acquired on market 76.55 USD 28 Common Stock 28 3/22/2021 Capital Research and Management Compan Acquired on market 76.55 USD 280 Common Stock 280 3/22/2021 Capital Research and Management Compan Disposed on market 76.55 USD -2 Common Stock (2) 3/22/2021 Capital Research and Management Compan Acquired on market 76.55 USD 2 Common Stock 2 3/22/2021 Capital Research and Management Compan Acquired on market 76.55 USD 251 Common Stock 251 3/22/2021 Capital Research and Management Compan Disposed on market 76.55 USD -132 Common Stock (132) 3/22/2021 Capital Research and Management Compan Disposed on market 76.55 USD -19 Common Stock (19) 3/22/2021 Capital Research and Management Compan Acquired on market 76.55 USD 22 Common Stock 22 3/23/2021 Capital Bank & Trust Company Acquired on market 53.65 USD 58 Common Stock 58 3/23/2021 Group Private Client Services, Inc Acquired on market 53.65 USD -58 Common Stock (58) 3/23/2021 Group Private Client Services, Inc Acquired on market 53.65 USD 58 Common Stock 58 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 27 Common Stock 27

3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 8 Common Stock 8 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 91 Common Stock 91 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 21 Common Stock 21 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 12 Common Stock 12 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 128 Common Stock 128 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 7 Common Stock 7 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 181 Common Stock 181 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 3 Common Stock 3 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 2 Common Stock 2 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 216 Common Stock 216 3/23/2021 Capital Research and Management Compan Acquired on market 76.08 USD 59 Common Stock 59 3/24/2021 Capital Bank & Trust Company Acquired on market 53.41 USD -122 Common Stock (122) 3/24/2021 Capital Bank & Trust Company Acquired on market 53.41 USD 122 Common Stock 122 3/24/2021 Capital Bank & Trust Company Transfer In 74.21 USD 50 Common Stock 50 3/24/2021 Capital Bank & Trust Company Transfer In 74.38 USD 206 Common Stock 206 3/24/2021 Capital Bank & Trust Company Transfer out 74.38 USD -96 Common Stock (96) 3/24/2021 Capital Bank & Trust Company Transfer out 74.21 USD -96 Common Stock (96) 3/24/2021 Capital Bank & Trust Company Transfer out 74.38 USD -60 Common Stock (60) 3/24/2021 Capital Bank & Trust Company Transfer out 74.21 USD -60 Common Stock (60) 3/24/2021 Capital Bank & Trust Company Transfer out 74.38 USD -50 Common Stock (50) 3/24/2021 Capital Bank & Trust Company Transfer out 74.21 USD -50 Common Stock (50) 3/24/2021 Capital Bank & Trust Company Transfer out 74.38 USD 50 Common Stock 50 3/24/2021 Capital Bank & Trust Company Transfer out 74.38 USD 60 Common Stock 60 3/24/2021 Capital Bank & Trust Company Transfer out 74.38 USD 96 Common Stock 96 3/24/2021 Group Private Client Services, Inc Transfer In 74.38 USD -206 Common Stock (206) 3/24/2021 Group Private Client Services, Inc Acquired on market 53.41 USD -106 Common Stock (106) 3/24/2021 Group Private Client Services, Inc Transfer In 74.21 USD 60 Common Stock 60 3/24/2021 Group Private Client Services, Inc Transfer In 74.21 USD 96 Common Stock 96 3/24/2021 Group Private Client Services, Inc Acquired on market 53.41 USD 106 Common Stock 106 3/24/2021 Group Private Client Services, Inc Acquired on market 53.41 USD 106 Common Stock 106 3/24/2021 Group Private Client Services, Inc Acquired on market 53.41 USD 122 Common Stock 122

3/24/2021 Group Private Client Services, Inc Acquired on market 53.41 USD 140 Common Stock 140 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 53 Common Stock 53 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 467 Common Stock 467 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 10 Common Stock 10 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 2 Common Stock 2 3/24/2021 Capital Research and Management Compan Disposed on market 74.3 USD -23 Common Stock (23) 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 32 Common Stock 32 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 12 Common Stock 12 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 13 Common Stock 13 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 482 Common Stock 482 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 3 Common Stock 3 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 106 Common Stock 106 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 36 Common Stock 36 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 4 Common Stock 4 3/24/2021 Capital Research and Management Compan Acquired on market 74.3 USD 18 Common Stock 18 3/25/2021 Capital Bank & Trust Company Acquired on market 53.88 USD -502 Common Stock (502) 3/25/2021 Capital Bank & Trust Company Acquired on market 53.88 USD 502 Common Stock 502 3/25/2021 Capital Bank & Trust Company Acquired on market 53.88 USD 502 Common Stock 502 3/25/2021 Capital Research and Management Compan Acquired on market 53.49 GBP 175 Common Stock 175 3/25/2021 Capital Research and Management Compan Disposed on market 74.75 USD -1 Common Stock (1) 3/25/2021 Capital Research and Management Compan Disposed on market 74.75 USD -1 Common Stock (1) 3/25/2021 Capital Research and Management Compan Disposed on market 74.75 USD -3 Common Stock (3) 3/25/2021 Capital Research and Management Compan Acquired on market 74.75 USD 4 Common Stock 4 3/25/2021 Capital Research and Management Compan Acquired on market 74.75 USD 316 Common Stock 316 3/25/2021 Capital Research and Management Compan Acquired on market 74.75 USD 11 Common Stock 11 3/25/2021 Capital Research and Management Compan Disposed on market 74.75 USD -3 Common Stock (3) 3/25/2021 Capital Research and Management Compan Disposed on market 74.75 USD -24 Common Stock (24) 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 89 Common Stock 89 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 128 Common Stock 128 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 4 Common Stock 4 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 388 Common Stock 388

3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 118 Common Stock 118 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 43 Common Stock 43 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 12 Common Stock 12 3/26/2021 Capital Research and Management Compan Acquired on market 75.06 USD 1 Common Stock 1 3/29/2021 Capital Bank & Trust Company Transfer In 76.92 USD 50 Common Stock 50 3/29/2021 Capital Bank & Trust Company Transfer out 76.92 USD -1832 Common Stock (1,832) 3/29/2021 Capital Bank & Trust Company Transfer out 76.92 USD -355 Common Stock (355) 3/29/2021 Capital Bank & Trust Company Transfer out 76.92 USD -50 Common Stock (50) 3/29/2021 Group Private Client Services, Inc Transfer out 76.92 USD -96 Common Stock (96) 3/29/2021 Group Private Client Services, Inc Transfer out 76.92 USD -61 Common Stock (61) 3/29/2021 Group Private Client Services, Inc Transfer out 76.92 USD -60 Common Stock (60) 3/29/2021 Group Private Client Services, Inc Transfer In 76.92 USD 60 Common Stock 60 3/29/2021 Group Private Client Services, Inc Transfer In 76.92 USD 61 Common Stock 61 3/29/2021 Group Private Client Services, Inc Transfer In 76.92 USD 96 Common Stock 96 3/29/2021 Group Private Client Services, Inc Transfer In 76.92 USD 355 Common Stock 355 3/29/2021 Group Private Client Services, Inc Transfer In 76.92 USD 1832 Common Stock 1,832 3/29/2021 Capital Research and Management Compan Acquired on market 54.8 GBP 178 Common Stock 178 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 1 Common Stock 1 3/29/2021 Capital Research and Management Compan Disposed on market 78.05 USD -3 Common Stock (3) 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 5 Common Stock 5 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 1064 Common Stock 1,064 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 5 Common Stock 5 3/29/2021 Capital Research and Management Compan Disposed on market 78.05 USD -177 Common Stock (177) 3/29/2021 Capital Research and Management Compan Disposed on market 78.05 USD -1 Common Stock (1) 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 1 Common Stock 1 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 103 Common Stock 103 3/29/2021 Capital Research and Management Compan Acquired on market 78.05 USD 45 Common Stock 45 3/30/2021 Capital Research and Management Compan In-kind Disposition 55.78 GBP -3011 Common Stock (3,011) 3/30/2021 Capital Research and Management Compan In-kind Acquisiton 55.78 GBP 3011 Common Stock 3,011 3/30/2021 Capital Research and Management Compan Acquired on market 55.78 GBP 110 Common Stock 110 3/30/2021 Capital Research and Management Compan Disposed on market 55.78 GBP -215 Common Stock (215)

3/30/2021 Capital Research and Management Compan In-kind Disposition 55.78 GBP -2022 Common Stock (2,022) 3/30/2021 Capital Research and Management Compan In-kind Acquisiton 55.78 GBP 2022 Common Stock 2,022 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 49 Common Stock 49 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 220 Common Stock 220 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 1 Common Stock 1 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 2 Common Stock 2 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 340 Common Stock 340 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 124 Common Stock 124 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 12 Common Stock 12 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 81 Common Stock 81 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 15 Common Stock 15 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 22 Common Stock 22 3/30/2021 Capital Research and Management Compan Acquired on market 76.96 USD 2 Common Stock 2 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD -335 Common Stock (335) 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD -335 Common Stock (335) 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD -335 Common Stock (335) 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD 46 Common Stock 46 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD 46 Common Stock 46 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD 335 Common Stock 335 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD 335 Common Stock 335 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD 335 Common Stock 335 3/31/2021 Capital Bank & Trust Company Acquired on market 55.88 USD 335 Common Stock 335 3/31/2021 Capital International Investors Acquired on market 55.88 GBP 1273 Common Stock 1,273 3/31/2021 Capital International Investors Acquired on market 55.88 GBP 551 Common Stock 551 3/31/2021 Capital International Sàrl,Capita Acquired on market 55.49 GBP 541 Common Stock 541 3/31/2021 Group Private Client Services, Inc Acquired on market 55.88 USD -46 Common Stock (46) 3/31/2021 Capital Research and Management Compan Disposed on market 77.71 USD -575 Common Stock (575) 3/31/2021 Capital Research and Management Compan Disposed on market 55.9 GBP -1512 Common Stock (1,512) 3/31/2021 Capital Research and Management Compan Disposed on market 55.9 GBP -140600 Common Stock (140,600) 3/31/2021 Capital Research and Management Compan Disposed on market 55.9 GBP -322 Common Stock (322) 3/31/2021 Capital Research and Management Compan Disposed on market 55.9 GBP -357 Common Stock (357)

3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 2 Common Stock 2 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 20 Common Stock 20 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 23 Common Stock 23 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 16 Common Stock 16 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 172 Common Stock 172 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 5 Common Stock 5 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 690 Common Stock 690 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 20 Common Stock 20 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 1 Common Stock 1 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 1 Common Stock 1 3/31/2021 Capital Research and Management Compan Disposed on market 77.88 USD -7 Common Stock (7) 3/31/2021 Capital Research and Management Compan Acquired on market 77.88 USD 68 Common Stock 68 4/1/2021 Capital Bank & Trust Company Disposed on market 55.92 USD -20 Common Stock (20) 4/1/2021 Group Private Client Services, Inc Acquired on market 55.97 USD -43 Common Stock (43) 4/1/2021 Group Private Client Services, Inc Disposed on market 55.92 USD -5 Common Stock (5) 4/1/2021 Group Private Client Services, Inc Acquired on market 55.97 USD 43 Common Stock 43 4/1/2021 Group Private Client Services, Inc Acquired on market 55.97 USD 43 Common Stock 43 4/1/2021 Capital Research and Management Compan Disposed on market 54.8 GBP -4655 Common Stock (4,655) 4/1/2021 Capital Research and Management Compan Acquired on market 55.67 GBP 500 Common Stock 500 4/1/2021 Capital Research and Management Compan Disposed on market 55.83 GBP -152380 Common Stock (152,380) 4/1/2021 Capital Research and Management Compan Acquired on market 55.83 GBP 152380 Common Stock 152,380 4/1/2021 Capital Research and Management Compan Acquired on market 54.94 GBP 1138 Common Stock 1,138 4/1/2021 Capital Research and Management Compan Acquired on market 54.8 GBP 172 Common Stock 172 4/1/2021 Capital Research and Management Compan Acquired on market 55.67 GBP 442 Common Stock 442 4/1/2021 Capital Research and Management Compan Disposed on market 55.75 GBP -1423 Common Stock (1,423) 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 17 Common Stock 17 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 13 Common Stock 13 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 8 Common Stock 8 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 1 Common Stock 1 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 12 Common Stock 12 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 93 Common Stock 93

4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 26 Common Stock 26 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 5 Common Stock 5 4/1/2021 Capital Research and Management Compan Disposed on market 77.65 USD -163 Common Stock (163) 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 88 Common Stock 88 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 11 Common Stock 11 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 3 Common Stock 3 4/1/2021 Capital Research and Management Compan Acquired on market 77.65 USD 1 Common Stock 1 4/5/2021 Capital Research and Management Compan In-kind Disposition 79.87 USD -241 Common Stock (241) 4/5/2021 Capital Research and Management Compan In-kind Acquisiton 79.87 USD 241 Common Stock 241 4/5/2021 Capital Research and Management Compan In-kind Disposition 79.87 USD -246 Common Stock (246) 4/5/2021 Capital Research and Management Compan In-kind Acquisiton 79.87 USD 246 Common Stock 246 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 2 Common Stock 2 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 45 Common Stock 45 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 28 Common Stock 28 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 9 Common Stock 9 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 140 Common Stock 140 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 21 Common Stock 21 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 234 Common Stock 234 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 4 Common Stock 4 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 1 Common Stock 1 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 75 Common Stock 75 4/5/2021 Capital Research and Management Compan Acquired on market 77.98 USD 239 Common Stock 239 4/6/2021 Capital Bank & Trust Company Acquired on market 56.25 USD -208 Common Stock (208) 4/6/2021 Capital Bank & Trust Company Acquired on market 56.25 USD 52 Common Stock 52 4/6/2021 Capital Bank & Trust Company Acquired on market 56.25 USD 52 Common Stock 52 4/6/2021 Capital Bank & Trust Company Acquired on market 56.25 USD 208 Common Stock 208 4/6/2021 Capital Bank & Trust Company Acquired on market 56.25 USD 208 Common Stock 208 4/6/2021 Capital Bank & Trust Company Transfer out 77.81 USD -335 Common Stock (335) 4/6/2021 Capital International Investors Disposed on market 56.25 GBP -342 Common Stock (342) 4/6/2021 Group Private Client Services, Inc Acquired on market 56.25 USD -52 Common Stock (52) 4/6/2021 Group Private Client Services, Inc Transfer In 77.81 USD 335 Common Stock 335

4/6/2021 Capital Research and Management Compan Disposed on market 79.37 USD -246 Common Stock (246) 4/6/2021 Capital Research and Management Compan Disposed on market 79.37 USD -241 Common Stock (241) 4/6/2021 Capital Research and Management Compan Disposed on market 56.25 GBP -3011 Common Stock (3,011) 4/6/2021 Capital Research and Management Compan Acquired on market 56.65 GBP 45000 Common Stock 45,000 4/6/2021 Capital Research and Management Compan Acquired on market 56.72 GBP 71000 Common Stock 71,000 4/6/2021 Capital Research and Management Compan Acquired on market 56.56 GBP 35000 Common Stock 35,000 4/6/2021 Capital Research and Management Compan Disposed on market 56.89 GBP -185 Common Stock (185) 4/6/2021 Capital Research and Management Compan Acquired on market 56.37 GBP 218 Common Stock 218 4/6/2021 Capital Research and Management Compan Disposed on market 56.23 GBP -2022 Common Stock (2,022) 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 137 Common Stock 137 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 209 Common Stock 209 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 1 Common Stock 1 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 4 Common Stock 4 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 136 Common Stock 136 4/6/2021 Capital Research and Management Compan Disposed on market 79.87 USD -2 Common Stock (2) 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 351 Common Stock 351 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 19 Common Stock 19 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 9 Common Stock 9 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 66 Common Stock 66 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 46 Common Stock 46 4/6/2021 Capital Research and Management Compan Acquired on market 79.87 USD 6 Common Stock 6 4/7/2021 Capital Bank & Trust Company Acquired on market 56.92 USD 196 Common Stock 196 4/7/2021 Group Private Client Services, Inc Acquired on market 56.92 USD -196 Common Stock (196) 4/7/2021 Group Private Client Services, Inc Acquired on market 56.92 USD -25 Common Stock (25) 4/7/2021 Group Private Client Services, Inc Acquired on market 56.92 USD 25 Common Stock 25 4/7/2021 Group Private Client Services, Inc Acquired on market 56.92 USD 25 Common Stock 25 4/7/2021 Group Private Client Services, Inc Acquired on market 56.92 USD 196 Common Stock 196 4/7/2021 Capital Research and Management Compan Acquired on market 57.43 GBP 801 Common Stock 801 4/7/2021 Capital Research and Management Compan Acquired on market 57.43 GBP 1785 Common Stock 1,785 4/7/2021 Capital Research and Management Compan Acquired on market 57.43 GBP 955 Common Stock 955 4/7/2021 Capital Research and Management Compan Acquired on market 57.24 GBP 152 Common Stock 152

4/7/2021 Capital Research and Management Compan Disposed on market 57.69 GBP -149 Common Stock (149) 4/7/2021 Capital Research and Management Compan Disposed on market 78.78 USD -2 Common Stock (2) 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 2 Common Stock 2 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 22 Common Stock 22 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 146 Common Stock 146 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 1 Common Stock 1 4/7/2021 Capital Research and Management Compan Disposed on market 78.78 USD -1 Common Stock (1) 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 144 Common Stock 144 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 2 Common Stock 2 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 51 Common Stock 51 4/7/2021 Capital Research and Management Compan Acquired on market 78.78 USD 85 Common Stock 85 4/8/2021 Capital Bank & Trust Company Acquired on market 58 USD 70 Common Stock 70 4/8/2021 Capital Bank & Trust Company Acquired on market 58 USD 70 Common Stock 70 4/8/2021 Group Private Client Services, Inc Acquired on market 58 USD -181 Common Stock (181) 4/8/2021 Group Private Client Services, Inc Acquired on market 58 USD -70 Common Stock (70) 4/8/2021 Group Private Client Services, Inc Acquired on market 58 USD 181 Common Stock 181 4/8/2021 Group Private Client Services, Inc Acquired on market 58 USD 181 Common Stock 181 4/8/2021 Capital Research and Management Compan Disposed on market 57.06 GBP -1247 Common Stock (1,247) 4/8/2021 Capital Research and Management Compan Acquired on market 79.61 USD 558 Common Stock 558 4/8/2021 Capital Research and Management Compan Disposed on market 57.34 GBP -346 Common Stock (346) 4/8/2021 Capital Research and Management Compan Acquired on market 57.42 GBP 182 Common Stock 182 4/8/2021 Capital Research and Management Compan Acquired on market 57.52 GBP 152 Common Stock 152 4/8/2021 Capital Research and Management Compan Acquired on market 57.43 GBP 144 Common Stock 144 4/8/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -210 Common Stock (210) 4/8/2021 Capital Research and Management Compan Acquired on market 57.55 GBP 313 Common Stock 313 4/8/2021 Capital Research and Management Compan Acquired on market 57.55 GBP 612 Common Stock 612 4/8/2021 Capital Research and Management Compan Disposed on market 58.1 GBP -161 Common Stock (161) 4/8/2021 Capital Research and Management Compan Disposed on market 58.1 GBP -180 Common Stock (180) 4/8/2021 Capital Research and Management Compan Acquired on market 58.08 GBP 23179 Common Stock 23,179 4/8/2021 Capital Research and Management Compan Acquired on market 58.13 GBP 36999 Common Stock 36,999 4/8/2021 Capital Research and Management Compan Acquired on market 57.42 GBP 1939 Common Stock 1,939

4/8/2021 Capital Research and Management Compan Acquired on market 57.5 GBP 1072 Common Stock 1,072 4/8/2021 Capital Research and Management Compan Disposed on market 58.1 GBP -760 Common Stock (760) 4/8/2021 Capital Research and Management Compan Disposed on market 58.1 GBP -70300 Common Stock (70,300) 4/8/2021 Capital Research and Management Compan Disposed on market 57.06 GBP -141 Common Stock (141) 4/8/2021 Capital Research and Management Compan In-kind Disposition 57.55 GBP -83 Common Stock (83) 4/8/2021 Capital Research and Management Compan In-kind Acquisiton 57.55 GBP 83 Common Stock 83 4/8/2021 Capital Research and Management Compan In-kind Disposition 57.55 GBP -1668 Common Stock (1,668) 4/8/2021 Capital Research and Management Compan In-kind Acquisiton 57.55 GBP 1668 Common Stock 1,668 4/8/2021 Capital Research and Management Compan Disposed on market 80.02 USD -99 Common Stock (99) 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 68 Common Stock 68 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 1 Common Stock 1 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 2 Common Stock 2 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 6 Common Stock 6 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 25 Common Stock 25 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 313 Common Stock 313 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 13 Common Stock 13 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 4 Common Stock 4 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 25 Common Stock 25 4/8/2021 Capital Research and Management Compan Acquired on market 80.02 USD 1 Common Stock 1 4/9/2021 Capital Research and Management Compan Acquired on market 79.14 USD 600 Common Stock 600 4/9/2021 Capital Research and Management Compan Disposed on market 56.88 GBP -404 Common Stock (404) 4/9/2021 Capital Research and Management Compan Acquired on market 79.14 USD 105844 Common Stock 105,844 4/9/2021 Capital Research and Management Compan Acquired on market 80.2 USD 1 Common Stock 1 4/9/2021 Capital Research and Management Compan Acquired on market 80.2 USD 17 Common Stock 17 4/9/2021 Capital Research and Management Compan Acquired on market 80.2 USD 177 Common Stock 177 4/9/2021 Capital Research and Management Compan Acquired on market 80.2 USD 138 Common Stock 138 4/9/2021 Capital Research and Management Compan Acquired on market 80.2 USD 165 Common Stock 165 4/9/2021 Capital Research and Management Compan Acquired on market 80.2 USD 38 Common Stock 38 4/12/2021 Capital Bank & Trust Company Acquired on market 56.5 USD -123 Common Stock (123) 4/12/2021 Capital Bank & Trust Company Acquired on market 56.5 USD 123 Common Stock 123 4/12/2021 Capital Bank & Trust Company Acquired on market 56.5 USD 123 Common Stock 123

4/12/2021 Capital Bank & Trust Company Acquired on market 56.5 USD 123 Common Stock 123 4/12/2021 Group Private Client Services, Inc Acquired on market 56.5 USD -123 Common Stock (123) 4/12/2021 Capital Research and Management Compan Acquired on market 78.74 USD 1311 Common Stock 1,311 4/12/2021 Capital Research and Management Compan Acquired on market 78.78 USD 1038 Common Stock 1,038 4/12/2021 Capital Research and Management Compan In-kind Disposition 78.95 USD -541 Common Stock (541) 4/12/2021 Capital Research and Management Compan In-kind Acquisiton 78.95 USD 541 Common Stock 541 4/12/2021 Capital Research and Management Compan In-kind Disposition 78.95 USD -432 Common Stock (432) 4/12/2021 Capital Research and Management Compan In-kind Acquisiton 78.95 USD 432 Common Stock 432 4/12/2021 Capital Research and Management Compan In-kind Disposition 56.45 GBP -3128 Common Stock (3,128) 4/12/2021 Capital Research and Management Compan In-kind Acquisiton 56.45 GBP 3128 Common Stock 3,128 4/12/2021 Capital Research and Management Compan Disposed on market 56.98 GBP -204 Common Stock (204) 4/12/2021 Capital Research and Management Compan Acquired on market 56.54 GBP 1740 Common Stock 1,740 4/12/2021 Capital Research and Management Compan Acquired on market 78.74 USD 244156 Common Stock 244,156 4/12/2021 Capital Research and Management Compan Acquired on market 78.78 USD 190000 Common Stock 190,000 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 82 Common Stock 82 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 149 Common Stock 149 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 3 Common Stock 3 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 112 Common Stock 112 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 262 Common Stock 262 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 19 Common Stock 19 4/12/2021 Capital Research and Management Compan Disposed on market 79.4 USD -1 Common Stock (1) 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 7 Common Stock 7 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 1 Common Stock 1 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 2 Common Stock 2 4/12/2021 Capital Research and Management Compan Acquired on market 79.4 USD 27 Common Stock 27 4/13/2021 Capital Bank & Trust Company Transfer In 78.42 USD 300 Common Stock 300 4/13/2021 Capital Bank & Trust Company Transfer In 78.42 USD 617 Common Stock 617 4/13/2021 Capital Bank & Trust Company Transfer out 78.42 USD -417 Common Stock (417) 4/13/2021 Capital Bank & Trust Company Transfer out 78.42 USD -300 Common Stock (300) 4/13/2021 Group Private Client Services, Inc Transfer out 78.42 USD -200 Common Stock (200) 4/13/2021 Group Private Client Services, Inc Acquired on market 56.8 USD -130 Common Stock (130)

4/13/2021 Group Private Client Services, Inc Acquired on market 56.8 USD 130 Common Stock 130 4/13/2021 Group Private Client Services, Inc Acquired on market 56.8 USD 130 Common Stock 130 4/13/2021 Capital Research and Management Compan Acquired on market 56.92 GBP 4512 Common Stock 4,512 4/13/2021 Capital Research and Management Compan Disposed on market 56.74 GBP -3128 Common Stock (3,128) 4/13/2021 Capital Research and Management Compan Acquired on market 79.55 USD 99500 Common Stock 99,500 4/13/2021 Capital Research and Management Compan Acquired on market 79.47 USD 22020 Common Stock 22,020 4/13/2021 Capital Research and Management Compan Disposed on market 79.38 USD -432 Common Stock (432) 4/13/2021 Capital Research and Management Compan Acquired on market 79.55 USD 500 Common Stock 500 4/13/2021 Capital Research and Management Compan Disposed on market 79.37 USD -541 Common Stock (541) 4/13/2021 Capital Research and Management Compan Acquired on market 79.47 USD 100 Common Stock 100 4/13/2021 Capital Research and Management Compan Disposed on market 56.8 GBP -1751 Common Stock (1,751) 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 15 Common Stock 15 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 80 Common Stock 80 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 2 Common Stock 2 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 65 Common Stock 65 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 314 Common Stock 314 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 1 Common Stock 1 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 155 Common Stock 155 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 8 Common Stock 8 4/13/2021 Capital Research and Management Compan Acquired on market 78.95 USD 3 Common Stock 3 4/14/2021 Capital Research and Management Compan Acquired on market 80.16 USD 1248 Common Stock 1,248 4/14/2021 Capital Research and Management Compan Acquired on market 58.49 GBP 1368 Common Stock 1,368 4/14/2021 Capital Research and Management Compan Acquired on market 58.49 GBP 1058 Common Stock 1,058 4/14/2021 Capital Research and Management Compan Acquired on market 58.49 GBP 997 Common Stock 997 4/14/2021 Capital Research and Management Compan Acquired on market 80.16 USD 228480 Common Stock 228,480 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 115 Common Stock 115 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 5 Common Stock 5 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 109 Common Stock 109 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 1 Common Stock 1 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 294 Common Stock 294 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 92 Common Stock 92

4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 2 Common Stock 2 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 7 Common Stock 7 4/14/2021 Capital Research and Management Compan Disposed on market 79.5 USD -1 Common Stock (1) 4/14/2021 Capital Research and Management Compan Disposed on market 79.5 USD -8 Common Stock (8) 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 18 Common Stock 18 4/14/2021 Capital Research and Management Compan Acquired on market 79.5 USD 57 Common Stock 57 4/15/2021 Capital Bank & Trust Company Transfer In 82.52 USD -323 Common Stock (323) 4/15/2021 Capital Bank & Trust Company Transfer In 82.52 USD 323 Common Stock 323 4/15/2021 Capital Bank & Trust Company Transfer out 82.52 USD -248 Common Stock (248) 4/15/2021 Capital Bank & Trust Company Transfer out 82.52 USD -75 Common Stock (75) 4/15/2021 Capital Bank & Trust Company Transfer out 83.45 USD -617 Common Stock (617) 4/15/2021 Capital Bank & Trust Company Transfer out 83.45 USD -300 Common Stock (300) 4/15/2021 Capital Bank & Trust Company Transfer out 83.45 USD 300 Common Stock 300 4/15/2021 Capital Bank & Trust Company Transfer out 83.45 USD 617 Common Stock 617 4/15/2021 Group Private Client Services, Inc Acquired on market 58.9 USD -123 Common Stock (123) 4/15/2021 Group Private Client Services, Inc Acquired on market 58.9 USD 123 Common Stock 123 4/15/2021 Group Private Client Services, Inc Acquired on market 58.9 USD 123 Common Stock 123 4/15/2021 Group Private Client Services, Inc Transfer In 82.52 USD 323 Common Stock 323 4/15/2021 Capital Research and Management Compan Disposed on market 59.4 GBP -2019 Common Stock (2,019) 4/15/2021 Capital Research and Management Compan Acquired on market 59.39 GBP 174 Common Stock 174 4/15/2021 Capital Research and Management Compan Acquired on market 59.15 GBP 9353 Common Stock 9,353 4/15/2021 Capital Research and Management Compan Acquired on market 59.15 GBP 10000 Common Stock 10,000 4/15/2021 Capital Research and Management Compan Acquired on market 59.39 GBP 148 Common Stock 148 4/15/2021 Capital Research and Management Compan Acquired on market 59.39 GBP 137 Common Stock 137 4/15/2021 Capital Research and Management Compan Acquired on market 59.84 GBP 429 Common Stock 429 4/15/2021 Capital Research and Management Compan Acquired on market 59.84 GBP 251 Common Stock 251 4/15/2021 Capital Research and Management Compan Disposed on market 59.3 GBP -163 Common Stock (163) 4/15/2021 Capital Research and Management Compan Disposed on market 59.3 GBP -182 Common Stock (182) 4/15/2021 Capital Research and Management Compan Disposed on market 59.84 GBP -200 Common Stock (200) 4/15/2021 Capital Research and Management Compan Acquired on market 59.21 GBP 31694 Common Stock 31,694 4/15/2021 Capital Research and Management Compan Acquired on market 59.84 GBP 26534 Common Stock 26,534

4/15/2021 Capital Research and Management Compan Acquired on market 59.4 GBP 587 Common Stock 587 4/15/2021 Capital Research and Management Compan Acquired on market 59.15 GBP 3000 Common Stock 3,000 4/15/2021 Capital Research and Management Compan Acquired on market 59.39 GBP 322 Common Stock 322 4/15/2021 Capital Research and Management Compan Disposed on market 59.3 GBP -767 Common Stock (767) 4/15/2021 Capital Research and Management Compan Disposed on market 59.3 GBP -70300 Common Stock (70,300) 4/15/2021 Capital Research and Management Compan Disposed on market 59.59 GBP -216 Common Stock (216) 4/15/2021 Capital Research and Management Compan In-kind Disposition 60.04 GBP -1978 Common Stock (1,978) 4/15/2021 Capital Research and Management Compan In-kind Acquisiton 60.04 GBP 1978 Common Stock 1,978 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 12 Common Stock 12 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 14 Common Stock 14 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 2 Common Stock 2 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 9 Common Stock 9 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 203 Common Stock 203 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 60 Common Stock 60 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 2 Common Stock 2 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 96 Common Stock 96 4/15/2021 Capital Research and Management Compan Acquired on market 81.72 USD 85 Common Stock 85 4/16/2021 Capital Bank & Trust Company Transfer In 83.77 USD -617 Common Stock (617) 4/16/2021 Capital Bank & Trust Company Transfer In 83.77 USD -300 Common Stock (300) 4/16/2021 Capital Bank & Trust Company Transfer In 83.77 USD 300 Common Stock 300 4/16/2021 Capital Bank & Trust Company Transfer In 83.77 USD 300 Common Stock 300 4/16/2021 Capital Bank & Trust Company Transfer In 83.77 USD 617 Common Stock 617 4/16/2021 Capital Bank & Trust Company Transfer In 83.77 USD 617 Common Stock 617 4/16/2021 Capital Bank & Trust Company Transfer out 83.77 USD -617 Common Stock (617) 4/16/2021 Capital Bank & Trust Company Transfer out 83.77 USD -300 Common Stock (300) 4/16/2021 Capital Research and Management Compan Acquired on market 84.38 USD 622 Common Stock 622 4/16/2021 Capital Research and Management Compan In-kind Disposition 60.54 GBP -3128 Common Stock (3,128) 4/16/2021 Capital Research and Management Compan In-kind Acquisiton 60.54 GBP 3128 Common Stock 3,128 4/16/2021 Capital Research and Management Compan Acquired on market 84.38 USD 110900 Common Stock 110,900 4/16/2021 Capital Research and Management Compan Acquired on market 84.27 USD 7100 Common Stock 7,100 4/16/2021 Capital Research and Management Compan Disposed on market 60.7 GBP -170 Common Stock (170)

4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 73 Common Stock 73 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 209 Common Stock 209 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 3 Common Stock 3 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 1 Common Stock 1 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 148 Common Stock 148 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 16 Common Stock 16 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 205 Common Stock 205 4/16/2021 Capital Research and Management Compan Disposed on market 83.78 USD -1 Common Stock (1) 4/16/2021 Capital Research and Management Compan Disposed on market 83.78 USD -10 Common Stock (10) 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 41 Common Stock 41 4/16/2021 Capital Research and Management Compan Acquired on market 83.78 USD 16 Common Stock 16 4/19/2021 Capital Bank & Trust Company Transfer out 84.67 USD -323 Common Stock (323) 4/19/2021 Group Private Client Services, Inc Transfer In 84.67 USD 323 Common Stock 323 4/19/2021 Capital Research and Management Compan In-kind Disposition 86.3 USD -606 Common Stock (606) 4/19/2021 Capital Research and Management Compan In-kind Acquisiton 86.3 USD 606 Common Stock 606 4/19/2021 Capital Research and Management Compan In-kind Disposition 86.3 USD -419 Common Stock (419) 4/19/2021 Capital Research and Management Compan In-kind Acquisiton 86.3 USD 419 Common Stock 419 4/19/2021 Capital Research and Management Compan Disposed on market 60.34 GBP -168 Common Stock (168) 4/19/2021 Capital Research and Management Compan Disposed on market 60.89 GBP -162 Common Stock (162) 4/19/2021 Capital Research and Management Compan Acquired on market 60.57 GBP 92 Common Stock 92 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 11 Common Stock 11 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 86 Common Stock 86 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 30 Common Stock 30 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 2 Common Stock 2 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 168 Common Stock 168 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 5 Common Stock 5 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 23 Common Stock 23 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 103 Common Stock 103 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 8 Common Stock 8 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 116 Common Stock 116 4/19/2021 Capital Research and Management Compan Acquired on market 84.79 USD 131 Common Stock 131

4/20/2021 Group Private Client Services, Inc Transfer out 84.85 USD -62 Common Stock (62) 4/20/2021 Group Private Client Services, Inc Transfer In 84.85 USD 62 Common Stock 62 4/20/2021 Capital Research and Management Compan Disposed on market 60.99 GBP -3128 Common Stock (3,128) 4/20/2021 Capital Research and Management Compan Disposed on market 85.35 USD -487 Common Stock (487) 4/20/2021 Capital Research and Management Compan Disposed on market 85.15 USD -606 Common Stock (606) 4/20/2021 Capital Research and Management Compan Disposed on market 85.17 USD -419 Common Stock (419) 4/20/2021 Capital Research and Management Compan In-kind Acquisiton 59.67 GBP 712 Common Stock 712 4/20/2021 Capital Research and Management Compan In-kind Acquisiton 59.67 GBP 7115 Common Stock 7,115 4/20/2021 Capital Research and Management Compan In-kind Acquisiton 59.67 GBP 3476 Common Stock 3,476 4/20/2021 Capital Research and Management Compan In-kind Disposition 59.67 GBP -712 Common Stock (712) 4/20/2021 Capital Research and Management Compan In-kind Disposition 59.67 GBP -7115 Common Stock (7,115) 4/20/2021 Capital Research and Management Compan In-kind Disposition 59.67 GBP -3476 Common Stock (3,476) 4/20/2021 Capital Research and Management Compan Acquired on market 59.55 GBP 198 Common Stock 198 4/20/2021 Capital Research and Management Compan Acquired on market 59.55 GBP 162 Common Stock 162 4/20/2021 Capital Research and Management Compan Disposed on market 60.99 GBP -1978 Common Stock (1,978) 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 48 Common Stock 48 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 83 Common Stock 83 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 119 Common Stock 119 4/20/2021 Capital Research and Management Compan Disposed on market 86.3 USD -5 Common Stock (5) 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 127 Common Stock 127 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 1 Common Stock 1 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 1 Common Stock 1 4/20/2021 Capital Research and Management Compan Acquired on market 86.3 USD 9 Common Stock 9 4/20/2021 Capital Research and Management Compan Disposed on market 86.3 USD -1 Common Stock (1) 4/21/2021 Capital Bank & Trust Company Transfer In 83.21 USD 75 Common Stock 75 4/21/2021 Capital Bank & Trust Company Transfer In 83.21 USD 248 Common Stock 248 4/21/2021 Capital Bank & Trust Company Transfer out 83.21 USD -323 Common Stock (323) 4/21/2021 Capital Research and Management Compan Acquired on market 59.74 GBP 1064 Common Stock 1,064 4/21/2021 Capital Research and Management Compan Acquired on market 59.74 GBP 810 Common Stock 810 4/21/2021 Capital Research and Management Compan Acquired on market 59.74 GBP 1725 Common Stock 1,725 4/21/2021 Capital Research and Management Compan Acquired on market 59.49 GBP 685 Common Stock 685

4/21/2021 Capital Research and Management Compan Disposed on market 59.94 GBP -1112 Common Stock (1,112) 4/21/2021 Capital Research and Management Compan Acquired on market 59.74 GBP 164 Common Stock 164 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 68 Common Stock 68 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 32 Common Stock 32 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 5 Common Stock 5 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 104 Common Stock 104 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 5 Common Stock 5 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 184 Common Stock 184 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 125 Common Stock 125 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 3 Common Stock 3 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 6 Common Stock 6 4/21/2021 Capital Research and Management Compan Acquired on market 84.72 USD 29 Common Stock 29 4/22/2021 Capital Research and Management Compan Acquired on market 60.11 GBP 63169 Common Stock 63,169 4/22/2021 Capital Research and Management Compan Acquired on market 60.01 GBP 695 Common Stock 695 4/22/2021 Capital Research and Management Compan Acquired on market 60.01 GBP 214 Common Stock 214 4/22/2021 Capital Research and Management Compan Acquired on market 60.05 GBP 397 Common Stock 397 4/22/2021 Capital Research and Management Compan Acquired on market 60.05 GBP 166 Common Stock 166 4/22/2021 Capital Research and Management Compan Acquired on market 60.05 GBP 122 Common Stock 122 4/22/2021 Capital Research and Management Compan Acquired on market 60.05 GBP 195 Common Stock 195 4/22/2021 Capital Research and Management Compan Acquired on market 60.05 GBP 105 Common Stock 105 4/22/2021 Capital Research and Management Compan Acquired on market 59.64 GBP 900 Common Stock 900 4/22/2021 Capital Research and Management Compan Disposed on market 60.05 GBP -200 Common Stock (200) 4/22/2021 Capital Research and Management Compan Disposed on market 59.91 GBP -1536 Common Stock (1,536) 4/22/2021 Capital Research and Management Compan Disposed on market 59.93 GBP -168 Common Stock (168) 4/22/2021 Capital Research and Management Compan Disposed on market 59.93 GBP -297 Common Stock (297) 4/22/2021 Capital Research and Management Compan In-kind Disposition 59.44 GBP -2144 Common Stock (2,144) 4/22/2021 Capital Research and Management Compan In-kind Acquisiton 59.44 GBP 2144 Common Stock 2,144 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 52 Common Stock 52 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 4 Common Stock 4 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 138 Common Stock 138 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 111 Common Stock 111

4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 2 Common Stock 2 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 166 Common Stock 166 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 2 Common Stock 2 4/22/2021 Capital Research and Management Compan Acquired on market 86 USD 38 Common Stock 38 4/23/2021 Group Private Client Services, Inc Acquired on market 60.1 USD -39 Common Stock (39) 4/23/2021 Group Private Client Services, Inc Acquired on market 60.1 USD 39 Common Stock 39 4/23/2021 Group Private Client Services, Inc Acquired on market 60.1 USD 39 Common Stock 39 4/23/2021 Capital Research and Management Compan Acquired on market 60.91 GBP 1100 Common Stock 1,100 4/23/2021 Capital Research and Management Compan Acquired on market 61.19 GBP 600 Common Stock 600 4/23/2021 Capital Research and Management Compan In-kind Disposition 61.29 GBP -2729 Common Stock (2,729) 4/23/2021 Capital Research and Management Compan In-kind Acquisiton 61.29 GBP 2729 Common Stock 2,729 4/23/2021 Capital Research and Management Compan Acquired on market 60.91 GBP 298900 Common Stock 298,900 4/23/2021 Capital Research and Management Compan Acquired on market 61.19 GBP 174400 Common Stock 174,400 4/23/2021 Capital Research and Management Compan Acquired on market 61.19 GBP 164 Common Stock 164 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 60 Common Stock 60 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 15 Common Stock 15 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 2 Common Stock 2 4/23/2021 Capital Research and Management Compan Disposed on market 84.01 USD -5 Common Stock (5) 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 318 Common Stock 318 4/23/2021 Capital Research and Management Compan Disposed on market 84.01 USD -6 Common Stock (6) 4/23/2021 Capital Research and Management Compan Disposed on market 84.01 USD -12 Common Stock (12) 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 62 Common Stock 62 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 11 Common Stock 11 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 5 Common Stock 5 4/23/2021 Capital Research and Management Compan Acquired on market 84.01 USD 83 Common Stock 83 4/26/2021 Group Private Client Services, Inc Acquired on market 61.55 USD -199 Common Stock (199) 4/26/2021 Group Private Client Services, Inc Acquired on market 61.55 USD 199 Common Stock 199 4/26/2021 Group Private Client Services, Inc Acquired on market 61.55 USD 199 Common Stock 199 4/26/2021 Capital Research and Management Compan Acquired on market 61.79 GBP 432 Common Stock 432 4/26/2021 Capital Research and Management Compan Disposed on market 62.27 GBP -65 Common Stock (65) 4/26/2021 Capital Research and Management Compan In-kind Disposition 88.25 USD -519 Common Stock (519)

4/26/2021 Capital Research and Management Compan In-kind Acquisiton 88.25 USD 519 Common Stock 519 4/26/2021 Capital Research and Management Compan In-kind Disposition 88.25 USD -368 Common Stock (368) 4/26/2021 Capital Research and Management Compan In-kind Acquisiton 88.25 USD 368 Common Stock 368 4/26/2021 Capital Research and Management Compan Acquired on market 61.79 GBP 124700 Common Stock 124,700 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 15 Common Stock 15 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 1 Common Stock 1 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 85 Common Stock 85 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 190 Common Stock 190 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 8 Common Stock 8 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 170 Common Stock 170 4/26/2021 Capital Research and Management Compan Disposed on market 86.44 USD -2 Common Stock (2) 4/26/2021 Capital Research and Management Compan Acquired on market 86.44 USD 14 Common Stock 14 4/27/2021 Capital International Investors Acquired on market 61.57 GBP 200 Common Stock 200 4/27/2021 Capital International Investors Acquired on market 61.57 GBP 300 Common Stock 300 4/27/2021 Capital International Investors Acquired on market 61.57 GBP 1000 Common Stock 1,000 4/27/2021 Capital International Investors Acquired on market 61.57 GBP 400 Common Stock 400 4/27/2021 Capital International Investors Acquired on market 61.55 GBP 200 Common Stock 200 4/27/2021 Capital International Investors Acquired on market 61.55 GBP 1000 Common Stock 1,000 4/27/2021 Capital International Investors Acquired on market 61.55 GBP 400 Common Stock 400 4/27/2021 Capital International Investors Acquired on market 61.55 GBP 300 Common Stock 300 4/27/2021 Capital International Investors Acquired on market 61.64 GBP 200 Common Stock 200 4/27/2021 Capital International Investors Acquired on market 61.64 GBP 500 Common Stock 500 4/27/2021 Capital International Investors Acquired on market 61.64 GBP 500 Common Stock 500 4/27/2021 Capital International Limited Acquired on market 61.57 GBP 2000 Common Stock 2,000 4/27/2021 Capital International Limited Acquired on market 61.57 GBP 600 Common Stock 600 4/27/2021 Capital International Limited Acquired on market 61.55 GBP 2200 Common Stock 2,200 4/27/2021 Capital International Limited Acquired on market 61.55 GBP 600 Common Stock 600 4/27/2021 Capital International Limited Acquired on market 61.64 GBP 3400 Common Stock 3,400 4/27/2021 Capital International Limited Acquired on market 61.64 GBP 1000 Common Stock 1,000 4/27/2021 Capital International Sàrl,Capita Acquired on market 61.57 GBP 300 Common Stock 300 4/27/2021 Capital International Sàrl,Capita Acquired on market 61.55 GBP 300 Common Stock 300

4/27/2021 Capital International Sàrl,Capita Acquired on market 61.64 GBP 400 Common Stock 400 4/27/2021 Capital Research and Management Compan Acquired on market 61.64 GBP 1500 Common Stock 1,500 4/27/2021 Capital Research and Management Compan Disposed on market 62.5 GBP -2144 Common Stock (2,144) 4/27/2021 Capital Research and Management Compan Disposed on market 87.04 USD -519 Common Stock (519) 4/27/2021 Capital Research and Management Compan Disposed on market 62.5 GBP -2729 Common Stock (2,729) 4/27/2021 Capital Research and Management Compan Acquired on market 61.57 GBP 900 Common Stock 900 4/27/2021 Capital Research and Management Compan Acquired on market 61.55 GBP 900 Common Stock 900 4/27/2021 Capital Research and Management Compan Disposed on market 87 USD -368 Common Stock (368) 4/27/2021 Capital Research and Management Compan Acquired on market 61.64 GBP 203437 Common Stock 203,437 4/27/2021 Capital Research and Management Compan Acquired on market 61.57 GBP 200 Common Stock 200 4/27/2021 Capital Research and Management Compan Acquired on market 61.55 GBP 200 Common Stock 200 4/27/2021 Capital Research and Management Compan Acquired on market 61.64 GBP 400 Common Stock 400 4/27/2021 Capital Research and Management Compan Acquired on market 61.57 GBP 123542 Common Stock 123,542 4/27/2021 Capital Research and Management Compan Acquired on market 61.55 GBP 130700 Common Stock 130,700 4/27/2021 Capital Research and Management Compan Acquired on market 61.64 GBP 20500 Common Stock 20,500 4/27/2021 Capital Research and Management Compan Acquired on market 61.57 GBP 12400 Common Stock 12,400 4/27/2021 Capital Research and Management Compan Acquired on market 61.55 GBP 13200 Common Stock 13,200 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 122 Common Stock 122 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 7 Common Stock 7 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 30 Common Stock 30 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 2 Common Stock 2 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 162 Common Stock 162 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 152 Common Stock 152 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 15 Common Stock 15 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 81 Common Stock 81 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 1 Common Stock 1 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 12 Common Stock 12 4/27/2021 Capital Research and Management Compan Acquired on market 88.25 USD 88 Common Stock 88 4/28/2021 Capital Bank & Trust Company Disposed on market 61.84 USD -53 Common Stock (53) 4/28/2021 Capital Bank & Trust Company Disposed on market 61.84 USD -53 Common Stock (53) 4/28/2021 Capital Bank & Trust Company Disposed on market 61.84 USD 53 Common Stock 53

4/28/2021 Capital International Investors Acquired on market 61.22 GBP 200 Common Stock 200 4/28/2021 Capital International Investors Acquired on market 61.22 GBP 300 Common Stock 300 4/28/2021 Capital International Investors Acquired on market 61.23 GBP 300 Common Stock 300 4/28/2021 Capital International Investors Acquired on market 61.23 GBP 300 Common Stock 300 4/28/2021 Capital International Investors Acquired on market 61.8 GBP 2400 Common Stock 2,400 4/28/2021 Capital International Investors Acquired on market 61.8 GBP 3400 Common Stock 3,400 4/28/2021 Capital International Investors Acquired on market 61.8 GBP 200 Common Stock 200 4/28/2021 Capital International Investors Acquired on market 61.8 GBP 400 Common Stock 400 4/28/2021 Capital International Investors Acquired on market 61.8 GBP 1313 Common Stock 1,313 4/28/2021 Capital International Investors Acquired on market 61.8 GBP 468 Common Stock 468 4/28/2021 Capital International Investors Acquired on market 61.67 GBP 1800 Common Stock 1,800 4/28/2021 Capital International Investors Acquired on market 61.67 GBP 2400 Common Stock 2,400 4/28/2021 Capital International Investors Acquired on market 61.67 GBP 221 Common Stock 221 4/28/2021 Capital International Investors Acquired on market 61.67 GBP 200 Common Stock 200 4/28/2021 Capital International Investors Acquired on market 61.67 GBP 800 Common Stock 800 4/28/2021 Capital International Investors Acquired on market 61.67 GBP 300 Common Stock 300 4/28/2021 Capital International Limited Acquired on market 61.22 GBP 200 Common Stock 200 4/28/2021 Capital International Limited Acquired on market 61.23 GBP 200 Common Stock 200 4/28/2021 Capital International Limited Acquired on market 61.8 GBP 2400 Common Stock 2,400 4/28/2021 Capital International Limited Acquired on market 61.8 GBP 800 Common Stock 800 4/28/2021 Capital International Limited Acquired on market 61.67 GBP 1700 Common Stock 1,700 4/28/2021 Capital International Limited Acquired on market 61.67 GBP 500 Common Stock 500 4/28/2021 Capital International Sàrl,Capita Acquired on market 61.8 GBP 300 Common Stock 300 4/28/2021 Capital International Sàrl,Capita Acquired on market 61.67 GBP 371 Common Stock 371 4/28/2021 Group Private Client Services, Inc Disposed on market 61.31 USD -296 Common Stock (296) 4/28/2021 Capital Research and Management Compan Acquired on market 61.22 GBP 12300 Common Stock 12,300 4/28/2021 Capital Research and Management Compan Acquired on market 61.23 GBP 14500 Common Stock 14,500 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 105100 Common Stock 105,100 4/28/2021 Capital Research and Management Compan Acquired on market 61.8 GBP 145400 Common Stock 145,400 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 676 Common Stock 676 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 1637 Common Stock 1,637

4/28/2021 Capital Research and Management Compan Acquired on market 61.23 GBP 137 Common Stock 137 4/28/2021 Capital Research and Management Compan Acquired on market 61.8 GBP 300 Common Stock 300 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 200 Common Stock 200 4/28/2021 Capital Research and Management Compan Acquired on market 61.22 GBP 100 Common Stock 100 4/28/2021 Capital Research and Management Compan Acquired on market 61.23 GBP 100 Common Stock 100 4/28/2021 Capital Research and Management Compan Disposed on market 61.57 GBP -65 Common Stock (65) 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 1039 Common Stock 1,039 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 800 Common Stock 800 4/28/2021 Capital Research and Management Compan Acquired on market 61.8 GBP 1000 Common Stock 1,000 4/28/2021 Capital Research and Management Compan Acquired on market 61.22 GBP 1256 Common Stock 1,256 4/28/2021 Capital Research and Management Compan Acquired on market 61.23 GBP 1400 Common Stock 1,400 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 162 Common Stock 162 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 10600 Common Stock 10,600 4/28/2021 Capital Research and Management Compan Acquired on market 61.67 GBP 8 Common Stock 8 4/28/2021 Capital Research and Management Compan Acquired on market 61.8 GBP 14700 Common Stock 14,700 4/28/2021 Capital Research and Management Compan Acquired on market 61.8 GBP 111 Common Stock 111 4/28/2021 Capital Research and Management Compan Acquired on market 86.92 USD 42 Common Stock 42 4/28/2021 Capital Research and Management Compan Disposed on market 86.92 USD -1 Common Stock (1) 4/28/2021 Capital Research and Management Compan Acquired on market 86.92 USD 16 Common Stock 16 4/28/2021 Capital Research and Management Compan Disposed on market 86.92 USD -2 Common Stock (2) 4/28/2021 Capital Research and Management Compan Acquired on market 86.92 USD 125 Common Stock 125 4/28/2021 Capital Research and Management Compan Acquired on market 86.92 USD 20 Common Stock 20 4/28/2021 Capital Research and Management Compan Acquired on market 86.92 USD 4 Common Stock 4 4/28/2021 Capital Research and Management Compan Disposed on market 86.92 USD -4 Common Stock (4) 4/28/2021 Capital Research and Management Compan Disposed on market 86.92 USD -2 Common Stock (2) 4/28/2021 Capital Research and Management Compan Acquired on market 86.92 USD 1 Common Stock 1 4/29/2021 Capital Bank & Trust Company Acquired on market 62.21 USD -50 Common Stock (50) 4/29/2021 Capital Bank & Trust Company Acquired on market 62.21 USD 50 Common Stock 50 4/29/2021 Capital Bank & Trust Company Acquired on market 62.21 USD 50 Common Stock 50 4/29/2021 Capital International Investors Acquired on market 62.22 GBP 601 Common Stock 601 4/29/2021 Capital International Investors Acquired on market 62.22 GBP 800 Common Stock 800

4/29/2021 Capital International Investors Acquired on market 62.22 GBP 300 Common Stock 300 4/29/2021 Capital International Investors Acquired on market 62.27 GBP 502 Common Stock 502 4/29/2021 Capital International Investors Acquired on market 62.27 GBP 700 Common Stock 700 4/29/2021 Capital International Investors Acquired on market 62.27 GBP 300 Common Stock 300 4/29/2021 Capital International Investors Acquired on market 62.27 GBP 237 Common Stock 237 4/29/2021 Capital International Investors Acquired on market 62.52 GBP 255 Common Stock 255 4/29/2021 Capital International Investors Acquired on market 62.52 GBP 213 Common Stock 213 4/29/2021 Capital International Investors Acquired on market 62.52 GBP 216 Common Stock 216 4/29/2021 Capital International Investors Acquired on market 62.43 GBP 100 Common Stock 100 4/29/2021 Capital International Investors Acquired on market 62.43 GBP 44 Common Stock 44 4/29/2021 Capital International Investors Acquired on market 62.43 GBP 300 Common Stock 300 4/29/2021 Capital International Investors Acquired on market 62.43 GBP 100 Common Stock 100 4/29/2021 Capital International Investors Acquired on market 61.91 GBP 530 Common Stock 530 4/29/2021 Capital International Investors Acquired on market 61.72 GBP 6132 Common Stock 6,132 4/29/2021 Capital International Limited Acquired on market 62.22 GBP 546 Common Stock 546 4/29/2021 Capital International Limited Acquired on market 62.22 GBP 200 Common Stock 200 4/29/2021 Capital International Limited Acquired on market 61.92 GBP 4176 Common Stock 4,176 4/29/2021 Capital International Limited Acquired on market 62.27 GBP 600 Common Stock 600 4/29/2021 Capital International Limited Acquired on market 62.43 GBP 300 Common Stock 300 4/29/2021 Capital International Limited Acquired on market 62.43 GBP 214 Common Stock 214 4/29/2021 Capital International Sàrl,Capita Disposed on market 61.56 GBP -1088 Common Stock (1,088) 4/29/2021 Capital International Sàrl,Capita Acquired on market 62.43 GBP 100 Common Stock 100 4/29/2021 Capital Research and Management Compan Disposed on market 61.67 GBP -1078 Common Stock (1,078) 4/29/2021 Capital Research and Management Compan Acquired on market 62.27 GBP 200 Common Stock 200 4/29/2021 Capital Research and Management Compan Acquired on market 62.52 GBP 116 Common Stock 116 4/29/2021 Capital Research and Management Compan Acquired on market 62.43 GBP 31 Common Stock 31 4/29/2021 Capital Research and Management Compan Disposed on market 61.7 GBP -1562 Common Stock (1,562) 4/29/2021 Capital Research and Management Compan Acquired on market 62.22 GBP 200 Common Stock 200 4/29/2021 Capital Research and Management Compan Acquired on market 61.71 GBP 325 Common Stock 325 4/29/2021 Capital Research and Management Compan Acquired on market 87.54 USD 564 Common Stock 564 4/29/2021 Capital Research and Management Compan Acquired on market 62.21 GBP 42863 Common Stock 42,863

4/29/2021 Capital Research and Management Compan Acquired on market 62.27 GBP 31700 Common Stock 31,700 4/29/2021 Capital Research and Management Compan Acquired on market 62.52 GBP 8400 Common Stock 8,400 4/29/2021 Capital Research and Management Compan Acquired on market 62.43 GBP 12421 Common Stock 12,421 4/29/2021 Capital Research and Management Compan Acquired on market 62.04 GBP 667 Common Stock 667 4/29/2021 Capital Research and Management Compan Acquired on market 62.22 GBP 32500 Common Stock 32,500 4/29/2021 Capital Research and Management Compan Acquired on market 87.54 USD 114000 Common Stock 114,000 4/29/2021 Capital Research and Management Compan Acquired on market 62.22 GBP 100 Common Stock 100 4/29/2021 Capital Research and Management Compan Acquired on market 62.43 GBP 32 Common Stock 32 4/29/2021 Capital Research and Management Compan Acquired on market 62.04 GBP 173 Common Stock 173 4/29/2021 Capital Research and Management Compan Acquired on market 61.84 GBP 360 Common Stock 360 4/29/2021 Capital Research and Management Compan Acquired on market 62.27 GBP 3216 Common Stock 3,216 4/29/2021 Capital Research and Management Compan Acquired on market 62.52 GBP 800 Common Stock 800 4/29/2021 Capital Research and Management Compan Acquired on market 62.43 GBP 1300 Common Stock 1,300 4/29/2021 Capital Research and Management Compan Acquired on market 61.56 GBP 382 Common Stock 382 4/29/2021 Capital Research and Management Compan Acquired on market 61.56 GBP 161 Common Stock 161 4/29/2021 Capital Research and Management Compan Acquired on market 61.56 GBP 175 Common Stock 175 4/29/2021 Capital Research and Management Compan Acquired on market 62.03 GBP 163 Common Stock 163 4/29/2021 Capital Research and Management Compan Acquired on market 62.03 GBP 130 Common Stock 130 4/29/2021 Capital Research and Management Compan Acquired on market 62.22 GBP 3200 Common Stock 3,200 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 23 Common Stock 23 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 53 Common Stock 53 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 5 Common Stock 5 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 266 Common Stock 266 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 97 Common Stock 97 4/29/2021 Capital Research and Management Compan Disposed on market 87.57 USD -26 Common Stock (26) 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 3 Common Stock 3 4/29/2021 Capital Research and Management Compan Acquired on market 87.57 USD 75 Common Stock 75 4/30/2021 Capital International Investors Disposed on market 61.39 GBP -267 Common Stock (267) 4/30/2021 Group Private Client Services, Inc Acquired on market 61.49 USD -57 Common Stock (57) 4/30/2021 Group Private Client Services, Inc Acquired on market 61.49 USD 57 Common Stock 57 4/30/2021 Group Private Client Services, Inc Acquired on market 61.49 USD 57 Common Stock 57

4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 115 Common Stock 115 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 12 Common Stock 12 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 2 Common Stock 2 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 27 Common Stock 27 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 12 Common Stock 12 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 181 Common Stock 181 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 6 Common Stock 6 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 71 Common Stock 71 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 9 Common Stock 9 4/30/2021 Capital Research and Management Compan Acquired on market 87.53 USD 19 Common Stock 19 5/3/2021 Capital Bank & Trust Company Transfer In 84.6 USD -917 Common Stock (917) 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD 300 Common Stock 300 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD 617 Common Stock 617 5/3/2021 Capital Bank & Trust Company Transfer In 84.6 USD 917 Common Stock 917 5/3/2021 Capital Bank & Trust Company Transfer out 84.6 USD -617 Common Stock (617) 5/3/2021 Capital Bank & Trust Company Transfer out 84.6 USD -300 Common Stock (300) 5/3/2021 Capital Bank & Trust Company Transfer out 94.13 USD -18 Common Stock (18) 5/3/2021 Capital Bank & Trust Company Transfer out 94.13 USD -18 Common Stock (18) 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD -1355 Common Stock (1,355) 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD -428 Common Stock (428) 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD 428 Common Stock 428 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD 428 Common Stock 428 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD 1355 Common Stock 1,355 5/3/2021 Capital Bank & Trust Company Transfer In 84.49 USD 1355 Common Stock 1,355 5/3/2021 Capital Bank & Trust Company Transfer out 84.49 USD -700 Common Stock (700) 5/3/2021 Capital Bank & Trust Company Transfer out 84.49 USD -445 Common Stock (445) 5/3/2021 Capital Bank & Trust Company Transfer out 84.49 USD -428 Common Stock (428) 5/3/2021 Capital Bank & Trust Company Transfer out 84.49 USD -160 Common Stock (160) 5/3/2021 Group Private Client Services, Inc Transfer out 84.49 USD -50 Common Stock (50) 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 21 Common Stock 21 5/3/2021 Capital Research and Management Compan Disposed on market 85.06 USD -6 Common Stock (6)

5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 34 Common Stock 34 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 3 Common Stock 3 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 168 Common Stock 168 5/3/2021 Capital Research and Management Compan Disposed on market 85.06 USD -25 Common Stock (25) 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 38 Common Stock 38 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 2 Common Stock 2 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 183 Common Stock 183 5/3/2021 Capital Research and Management Compan Acquired on market 85.06 USD 51 Common Stock 51 5/4/2021 Capital Bank & Trust Company Acquired on market 61.11 USD -114 Common Stock (114) 5/4/2021 Capital Bank & Trust Company Acquired on market 61.11 USD 53 Common Stock 53 5/4/2021 Capital Bank & Trust Company Acquired on market 61.11 USD 114 Common Stock 114 5/4/2021 Capital Bank & Trust Company Acquired on market 61.11 USD 114 Common Stock 114 5/4/2021 Capital Bank & Trust Company Acquired on market 61.11 USD 114 Common Stock 114 5/4/2021 Capital Bank & Trust Company Transfer In 117.89 USD -139 Common Stock (139) 5/4/2021 Capital Bank & Trust Company Transfer In 117.89 USD -139 Common Stock (139) 5/4/2021 Capital Bank & Trust Company Transfer In 84.97 USD 104 Common Stock 104 5/4/2021 Capital Bank & Trust Company Transfer In 117.89 USD 139 Common Stock 139 5/4/2021 Capital Bank & Trust Company Transfer In 117.89 USD 139 Common Stock 139 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -104 Common Stock (104) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -104 Common Stock (104) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -104 Common Stock (104) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -104 Common Stock (104) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -35 Common Stock (35) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -35 Common Stock (35) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -35 Common Stock (35) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD -35 Common Stock (35) 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD 35 Common Stock 35 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD 35 Common Stock 35 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD 35 Common Stock 35 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD 104 Common Stock 104 5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD 104 Common Stock 104

5/4/2021 Capital Bank & Trust Company Transfer out 117.89 USD 104 Common Stock 104 5/4/2021 Group Private Client Services, Inc Transfer In 117.89 USD -139 Common Stock (139) 5/4/2021 Group Private Client Services, Inc Acquired on market 61.11 USD -114 Common Stock (114) 5/4/2021 Group Private Client Services, Inc Acquired on market 61.11 USD -53 Common Stock (53) 5/4/2021 Group Private Client Services, Inc Acquired on market 61.11 USD -53 Common Stock (53) 5/4/2021 Group Private Client Services, Inc Transfer In 84.97 USD 35 Common Stock 35 5/4/2021 Group Private Client Services, Inc Acquired on market 61.11 USD 53 Common Stock 53 5/4/2021 Group Private Client Services, Inc Acquired on market 61.11 USD 53 Common Stock 53 5/4/2021 Group Private Client Services, Inc Transfer In 117.89 USD 139 Common Stock 139 5/4/2021 Capital Research and Management Compan Acquired on market 61.11 GBP 319 Common Stock 319 5/4/2021 Capital Research and Management Compan Disposed on market 61.36 GBP -1611 Common Stock (1,611) 5/4/2021 Capital Research and Management Compan Acquired on market 61.99 GBP 100573 Common Stock 100,573 5/4/2021 Capital Research and Management Compan Acquired on market 86.16 USD 243208 Common Stock 243,208 5/4/2021 Capital Research and Management Compan Acquired on market 61.92 GBP 57290 Common Stock 57,290 5/4/2021 Capital Research and Management Compan Acquired on market 87 USD 165287 Common Stock 165,287 5/4/2021 Capital Research and Management Compan Acquired on market 61.18 GBP 165 Common Stock 165 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 78 Common Stock 78 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 12 Common Stock 12 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 4 Common Stock 4 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 7 Common Stock 7 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 127 Common Stock 127 5/4/2021 Capital Research and Management Compan Disposed on market 86.95 USD -1 Common Stock (1) 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 230 Common Stock 230 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 7 Common Stock 7 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 1 Common Stock 1 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 8 Common Stock 8 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 73 Common Stock 73 5/4/2021 Capital Research and Management Compan Acquired on market 86.95 USD 45 Common Stock 45 5/5/2021 Capital Bank & Trust Company Disposed on market 62.16 USD -1147 Common Stock (1,147) 5/5/2021 Capital Bank & Trust Company Disposed on market 62.16 USD -1147 Common Stock (1,147) 5/5/2021 Group Private Client Services, Inc Acquired on market 64 USD -88 Common Stock (88)

5/5/2021 Group Private Client Services, Inc Acquired on market 64 USD 88 Common Stock 88 5/5/2021 Group Private Client Services, Inc Acquired on market 64 USD 88 Common Stock 88 5/5/2021 Group Private Client Services, Inc Disposed on market 62.16 USD 1147 Common Stock 1,147 5/5/2021 Capital Research and Management Compan Disposed on market 63.91 GBP -1200 Common Stock (1,200) 5/5/2021 Capital Research and Management Compan Acquired on market 62.19 GBP 445 Common Stock 445 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 39 Common Stock 39 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 4 Common Stock 4 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 161 Common Stock 161 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 5 Common Stock 5 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 1 Common Stock 1 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 64 Common Stock 64 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 107 Common Stock 107 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 3 Common Stock 3 5/5/2021 Capital Research and Management Compan Acquired on market 87.16 USD 185 Common Stock 185 5/6/2021 Capital Research and Management Compan Disposed on market 90.72 USD -365 Common Stock (365) 5/6/2021 Capital Research and Management Compan Disposed on market 64.77 GBP -1347 Common Stock (1,347) 5/6/2021 Capital Research and Management Compan Disposed on market 64.77 GBP -1724 Common Stock (1,724) 5/6/2021 Capital Research and Management Compan Disposed on market 64.77 GBP -367 Common Stock (367) 5/6/2021 Capital Research and Management Compan Disposed on market 64.07 GBP -123 Common Stock (123) 5/6/2021 Capital Research and Management Compan Acquired on market 64.77 GBP 1104 Common Stock 1,104 5/6/2021 Capital Research and Management Compan Disposed on market 64.77 GBP -123 Common Stock (123) 5/6/2021 Capital Research and Management Compan Acquired on market 64.18 GBP 1100 Common Stock 1,100 5/6/2021 Capital Research and Management Compan Disposed on market 64.77 GBP -510 Common Stock (510) 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 66 Common Stock 66 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 16 Common Stock 16 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 88 Common Stock 88 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 141 Common Stock 141 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 144 Common Stock 144 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 11 Common Stock 11 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 6 Common Stock 6 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 1 Common Stock 1

5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 169 Common Stock 169 5/6/2021 Capital Research and Management Compan Acquired on market 90.38 USD 10 Common Stock 10 5/7/2021 Capital Bank & Trust Company Acquired on market 65 USD 83 Common Stock 83 5/7/2021 Capital Bank & Trust Company Transfer In 91.5 USD 143 Common Stock 143 5/7/2021 Capital Bank & Trust Company Transfer In 91.5 USD 542 Common Stock 542 5/7/2021 Capital Bank & Trust Company Transfer In 91.5 USD 1385 Common Stock 1,385 5/7/2021 Capital Bank & Trust Company Transfer out 91.5 USD -1385 Common Stock (1,385) 5/7/2021 Capital Bank & Trust Company Transfer out 91.5 USD -740 Common Stock (740) 5/7/2021 Group Private Client Services, Inc Transfer out 91.5 USD -170 Common Stock (170) 5/7/2021 Group Private Client Services, Inc Transfer out 91.5 USD -143 Common Stock (143) 5/7/2021 Group Private Client Services, Inc Transfer out 91.5 USD -125 Common Stock (125) 5/7/2021 Group Private Client Services, Inc Transfer out 91.5 USD -98 Common Stock (98) 5/7/2021 Group Private Client Services, Inc Acquired on market 65 USD -83 Common Stock (83) 5/7/2021 Group Private Client Services, Inc Transfer out 91.5 USD -77 Common Stock (77) 5/7/2021 Group Private Client Services, Inc Transfer out 91.5 USD -39 Common Stock (39) 5/7/2021 Group Private Client Services, Inc Transfer In 91.5 USD 77 Common Stock 77 5/7/2021 Group Private Client Services, Inc Acquired on market 65 USD 83 Common Stock 83 5/7/2021 Group Private Client Services, Inc Transfer In 91.5 USD 125 Common Stock 125 5/7/2021 Group Private Client Services, Inc Transfer In 91.5 USD 170 Common Stock 170 5/7/2021 Group Private Client Services, Inc Transfer In 91.5 USD 335 Common Stock 335 5/7/2021 Capital Research and Management Compan Acquired on market 65.35 GBP 163 Common Stock 163 5/7/2021 Capital Research and Management Compan Acquired on market 65.35 GBP 138 Common Stock 138 5/7/2021 Capital Research and Management Compan Acquired on market 65.1 GBP 413 Common Stock 413 5/7/2021 Capital Research and Management Compan Disposed on market 91.36 USD -8 Common Stock (8) 5/7/2021 Capital Research and Management Compan Acquired on market 91.36 USD 4 Common Stock 4 5/7/2021 Capital Research and Management Compan Acquired on market 91.36 USD 137 Common Stock 137 5/7/2021 Capital Research and Management Compan Acquired on market 91.36 USD 330 Common Stock 330 5/7/2021 Capital Research and Management Compan Acquired on market 91.36 USD 63 Common Stock 63 5/7/2021 Capital Research and Management Compan Disposed on market 91.36 USD -1 Common Stock (1) 5/7/2021 Capital Research and Management Compan Acquired on market 91.36 USD 58 Common Stock 58 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18)

5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18) 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18) 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18) 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18) 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18) 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD -18 Common Stock (18) 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.08 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Transfer In 133.04 USD 18 Common Stock 18 5/10/2021 Capital Bank & Trust Company Disposed on market 67.33 USD -35 Common Stock (35) 5/10/2021 Capital Research and Management Compan Acquired on market 95.27 USD 9656 Common Stock 9,656 5/10/2021 Capital Research and Management Compan Acquired on market 93.17 USD 72 Common Stock 72 5/10/2021 Capital Research and Management Compan Acquired on market 93.17 USD 1 Common Stock 1 5/10/2021 Capital Research and Management Compan Acquired on market 93.17 USD 46 Common Stock 46 5/10/2021 Capital Research and Management Compan Acquired on market 93.17 USD 60 Common Stock 60 5/10/2021 Capital Research and Management Compan Acquired on market 93.17 USD 392 Common Stock 392 5/10/2021 Capital Research and Management Compan Disposed on market 93.17 USD -2 Common Stock (2) 5/10/2021 Capital Research and Management Compan Disposed on market 93.17 USD -18 Common Stock (18) 5/10/2021 Capital Research and Management Compan Disposed on market 93.17 USD -33 Common Stock (33) 5/10/2021 Capital Research and Management Compan Disposed on market 93.17 USD -3 Common Stock (3) 5/10/2021 Capital Research and Management Compan Acquired on market 93.17 USD 10 Common Stock 10 5/11/2021 Capital International Investors Acquired on market 65 GBP 2033 Common Stock 2,033 5/11/2021 Capital Research and Management Compan Acquired on market 92.94 USD 528 Common Stock 528 5/11/2021 Capital Research and Management Compan Acquired on market 65.41 GBP 184 Common Stock 184 5/11/2021 Capital Research and Management Compan Acquired on market 65.03 GBP 180 Common Stock 180

5/11/2021 Capital Research and Management Compan Disposed on market 65.04 GBP -3488 Common Stock (3,488) 5/11/2021 Capital Research and Management Compan Acquired on market 92.94 USD 7377 Common Stock 7,377 5/11/2021 Capital Research and Management Compan Acquired on market 92.94 USD 108000 Common Stock 108,000 5/11/2021 Capital Research and Management Compan Disposed on market 64.5 GBP -407 Common Stock (407) 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 9 Common Stock 9 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 2 Common Stock 2 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 16 Common Stock 16 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 82 Common Stock 82 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 1 Common Stock 1 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 118 Common Stock 118 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 77 Common Stock 77 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 1 Common Stock 1 5/11/2021 Capital Research and Management Compan Acquired on market 93.81 USD 22 Common Stock 22 5/12/2021 Capital Research and Management Compan Disposed on market 65.65 GBP -632 Common Stock (632) 5/12/2021 Capital Research and Management Compan Disposed on market 66.4 GBP -825 Common Stock (825) 5/12/2021 Capital Research and Management Compan Acquired on market 66.02 GBP 43300 Common Stock 43,300 5/12/2021 Capital Research and Management Compan Acquired on market 94.65 USD 52 Common Stock 52 5/12/2021 Capital Research and Management Compan Acquired on market 94.65 USD 66 Common Stock 66 5/12/2021 Capital Research and Management Compan Disposed on market 94.65 USD -2 Common Stock (2) 5/12/2021 Capital Research and Management Compan Acquired on market 94.65 USD 132 Common Stock 132 5/12/2021 Capital Research and Management Compan Disposed on market 94.65 USD -1 Common Stock (1) 5/12/2021 Capital Research and Management Compan Acquired on market 94.65 USD 303 Common Stock 303 5/12/2021 Capital Research and Management Compan Disposed on market 94.65 USD -24 Common Stock (24) 5/13/2021 Capital Bank & Trust Company Transfer In 0 USD -104 Common Stock (104) 5/13/2021 Capital Bank & Trust Company Transfer In 0 USD -35 Common Stock (35) 5/13/2021 Capital Bank & Trust Company Transfer In 0 USD 35 Common Stock 35 5/13/2021 Capital Bank & Trust Company Transfer In 0 USD 104 Common Stock 104 5/13/2021 Capital Bank & Trust Company Transfer In 91.32 USD -139 Common Stock (139) 5/13/2021 Capital Bank & Trust Company Transfer In 88.59 USD 28 Common Stock 28 5/13/2021 Capital Bank & Trust Company Transfer In 88.59 USD 28 Common Stock 28 5/13/2021 Capital Bank & Trust Company Transfer In 88.59 USD 104 Common Stock 104

5/13/2021 Capital Bank & Trust Company Transfer In 91.32 USD 139 Common Stock 139 5/13/2021 Capital Bank & Trust Company Transfer out 91.32 USD -139 Common Stock (139) 5/13/2021 Capital Bank & Trust Company Transfer out 91.32 USD -104 Common Stock (104) 5/13/2021 Capital Bank & Trust Company Transfer out 91.32 USD 139 Common Stock 139 5/13/2021 Group Private Client Services, Inc Transfer out 91.32 USD -139 Common Stock (139) 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD -111 Common Stock (111) 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD -104 Common Stock (104) 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD -104 Common Stock (104) 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD -70 Common Stock (70) 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD -68 Common Stock (68) 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD -52 Common Stock (52) 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD -46 Common Stock (46) 5/13/2021 Group Private Client Services, Inc Transfer out 91.32 USD -35 Common Stock (35) 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD -28 Common Stock (28) 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD -7 Common Stock (7) 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD 7 Common Stock 7 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD 7 Common Stock 7 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 46 Common Stock 46 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 46 Common Stock 46 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 52 Common Stock 52 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 52 Common Stock 52 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 68 Common Stock 68 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 68 Common Stock 68 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 70 Common Stock 70 5/13/2021 Group Private Client Services, Inc Acquired on market 63.85 USD 70 Common Stock 70 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD 104 Common Stock 104 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD 104 Common Stock 104 5/13/2021 Group Private Client Services, Inc Transfer In 88.59 USD 111 Common Stock 111 5/13/2021 Group Private Client Services, Inc Transfer out 91.32 USD 139 Common Stock 139 5/13/2021 Capital Research and Management Compan Acquired on market 63.86 GBP 2392 Common Stock 2,392 5/13/2021 Capital Research and Management Compan Acquired on market 63.04 GBP 152 Common Stock 152

5/13/2021 Capital Research and Management Compan Acquired on market 63.93 GBP 2700 Common Stock 2,700 5/13/2021 Capital Research and Management Compan Acquired on market 89.63 USD 10637 Common Stock 10,637 5/13/2021 Capital Research and Management Compan Acquired on market 63.71 GBP 651 Common Stock 651 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 9 Common Stock 9 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 7 Common Stock 7 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 28 Common Stock 28 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 217 Common Stock 217 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 4 Common Stock 4 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 30 Common Stock 30 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 318 Common Stock 318 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 1 Common Stock 1 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 109 Common Stock 109 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 1 Common Stock 1 5/13/2021 Capital Research and Management Compan Acquired on market 92.75 USD 74 Common Stock 74 5/14/2021 Capital Research and Management Compan Disposed on market 61.35 GBP -378 Common Stock (378) 5/14/2021 Capital Research and Management Compan Acquired on market 61.35 GBP 158 Common Stock 158 5/14/2021 Capital Research and Management Compan Acquired on market 61.58 GBP 1076 Common Stock 1,076 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 98 Common Stock 98 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 6 Common Stock 6 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 340 Common Stock 340 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 3 Common Stock 3 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 210 Common Stock 210 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 4 Common Stock 4 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 250 Common Stock 250 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 71 Common Stock 71 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 34 Common Stock 34 5/14/2021 Capital Research and Management Compan Acquired on market 90.02 USD 5 Common Stock 5 5/17/2021 Capital Bank & Trust Company Acquired on market 61.79 USD -1405 Common Stock (1,405) 5/17/2021 Capital Bank & Trust Company Acquired on market 61.79 USD 1405 Common Stock 1,405 5/17/2021 Group Private Client Services, Inc Acquired on market 61.79 USD 1405 Common Stock 1,405 5/17/2021 Capital Research and Management Compan Disposed on market 62.97 GBP -2511 Common Stock (2,511)

5/17/2021 Capital Research and Management Compan Acquired on market 62.75 GBP 102 Common Stock 102 5/17/2021 Capital Research and Management Compan Disposed on market 88.23 USD -1 Common Stock (1) 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 41 Common Stock 41 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 3 Common Stock 3 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 334 Common Stock 334 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 50 Common Stock 50 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 189 Common Stock 189 5/17/2021 Capital Research and Management Compan Disposed on market 88.23 USD -1 Common Stock (1) 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 3 Common Stock 3 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 14 Common Stock 14 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 1 Common Stock 1 5/17/2021 Capital Research and Management Compan Acquired on market 88.23 USD 51 Common Stock 51 5/18/2021 Capital Bank & Trust Company Acquired on market 63.51 USD -114 Common Stock (114) 5/18/2021 Capital Bank & Trust Company Acquired on market 63.51 USD 114 Common Stock 114 5/18/2021 Capital Bank & Trust Company Acquired on market 63.51 USD 114 Common Stock 114 5/18/2021 Capital Research and Management Compan Acquired on market 62.5 GBP 239 Common Stock 239 5/18/2021 Capital Research and Management Compan Acquired on market 62.86 GBP 183 Common Stock 183 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 32 Common Stock 32 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 2 Common Stock 2 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 88 Common Stock 88 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 169 Common Stock 169 5/18/2021 Capital Research and Management Compan Disposed on market 90.63 USD -7 Common Stock (7) 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 157 Common Stock 157 5/18/2021 Capital Research and Management Compan Disposed on market 90.63 USD -52 Common Stock (52) 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 23 Common Stock 23 5/18/2021 Capital Research and Management Compan Acquired on market 90.63 USD 10 Common Stock 10 5/18/2021 Capital Research and Management Compan Disposed on market 90.63 USD -67 Common Stock (67) 5/18/2021 Capital Research and Management Compan Disposed on market 90.63 USD -6 Common Stock (6) 5/19/2021 Capital Bank & Trust Company Acquired on market 61.2 USD -445 Common Stock (445) 5/19/2021 Capital Bank & Trust Company Transfer In 85.4 USD -667 Common Stock (667) 5/19/2021 Capital Bank & Trust Company Transfer In 85.4 USD 667 Common Stock 667

5/19/2021 Capital Bank & Trust Company Transfer out 85.4 USD -20 Common Stock (20) 5/19/2021 Capital Bank & Trust Company Transfer out 85.4 USD -12 Common Stock (12) 5/19/2021 Capital Bank & Trust Company Transfer out 85.4 USD -4 Common Stock (4) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -148 Common Stock (148) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -86 Common Stock (86) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -85 Common Stock (85) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -84 Common Stock (84) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -58 Common Stock (58) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -47 Common Stock (47) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -31 Common Stock (31) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -29 Common Stock (29) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -24 Common Stock (24) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -21 Common Stock (21) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -17 Common Stock (17) 5/19/2021 Group Private Client Services, Inc Transfer out 85.4 USD -1 Common Stock (1) 5/19/2021 Group Private Client Services, Inc Acquired on market 61.2 USD 445 Common Stock 445 5/19/2021 Group Private Client Services, Inc Acquired on market 61.2 USD 445 Common Stock 445 5/19/2021 Group Private Client Services, Inc Transfer In 85.4 USD 667 Common Stock 667 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 1 Common Stock 1 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 7 Common Stock 7 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 11 Common Stock 11 5/19/2021 Capital Research and Management Compan Disposed on market 89.44 USD -1 Common Stock (1) 5/19/2021 Capital Research and Management Compan Disposed on market 89.44 USD -11 Common Stock (11) 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 356 Common Stock 356 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 5 Common Stock 5 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 164 Common Stock 164 5/19/2021 Capital Research and Management Compan Disposed on market 89.44 USD -6 Common Stock (6) 5/19/2021 Capital Research and Management Compan Disposed on market 89.44 USD -880 Common Stock (880) 5/19/2021 Capital Research and Management Compan Acquired on market 89.44 USD 92 Common Stock 92 5/20/2021 Capital Bank & Trust Company Acquired on market 60.64 USD -317 Common Stock (317) 5/20/2021 Capital Bank & Trust Company Acquired on market 60.64 USD 76 Common Stock 76

5/20/2021 Capital Bank & Trust Company Disposed on market 60.62 USD -6 Common Stock (6) 5/20/2021 Group Private Client Services, Inc Acquired on market 60.64 USD -76 Common Stock (76) 5/20/2021 Group Private Client Services, Inc Acquired on market 60.64 USD -76 Common Stock (76) 5/20/2021 Group Private Client Services, Inc Acquired on market 60.64 USD 76 Common Stock 76 5/20/2021 Group Private Client Services, Inc Acquired on market 60.64 USD 76 Common Stock 76 5/20/2021 Group Private Client Services, Inc Acquired on market 60.64 USD 317 Common Stock 317 5/20/2021 Group Private Client Services, Inc Acquired on market 60.64 USD 317 Common Stock 317 5/20/2021 Capital Research and Management Compan Acquired on market 60.66 GBP 2908 Common Stock 2,908 5/20/2021 Capital Research and Management Compan Acquired on market 60.28 GBP 164 Common Stock 164 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 23 Common Stock 23 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 91 Common Stock 91 5/20/2021 Capital Research and Management Compan Disposed on market 86.18 USD -1 Common Stock (1) 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 8 Common Stock 8 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 211 Common Stock 211 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 101 Common Stock 101 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 7 Common Stock 7 5/20/2021 Capital Research and Management Compan Disposed on market 86.18 USD -1 Common Stock (1) 5/20/2021 Capital Research and Management Compan Acquired on market 86.18 USD 10 Common Stock 10 5/21/2021 Capital Bank & Trust Company Transfer In 84.86 USD -917 Common Stock (917) 5/21/2021 Capital Bank & Trust Company Transfer In 84.86 USD -917 Common Stock (917) 5/21/2021 Capital Bank & Trust Company Transfer In 84.86 USD -917 Common Stock (917) 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD -617 Common Stock (617) 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD -300 Common Stock (300) 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 300 Common Stock 300 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 617 Common Stock 617 5/21/2021 Capital Bank & Trust Company Transfer In 84.86 USD 917 Common Stock 917 5/21/2021 Capital Bank & Trust Company Transfer In 84.86 USD 917 Common Stock 917 5/21/2021 Capital Bank & Trust Company Transfer out 84.86 USD -617 Common Stock (617) 5/21/2021 Capital Bank & Trust Company Transfer out 84.86 USD -617 Common Stock (617) 5/21/2021 Capital Bank & Trust Company Transfer out 84.86 USD -300 Common Stock (300) 5/21/2021 Capital Bank & Trust Company Transfer out 84.86 USD -300 Common Stock (300)

5/21/2021 Capital Bank & Trust Company Transfer out 84.86 USD 300 Common Stock 300 5/21/2021 Capital Bank & Trust Company Transfer out 84.86 USD 617 Common Stock 617 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 4 Common Stock 4 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 8 Common Stock 8 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 12 Common Stock 12 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 18 Common Stock 18 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 20 Common Stock 20 5/21/2021 Capital Bank & Trust Company Transfer In 84.84 USD 160 Common Stock 160 5/21/2021 Capital Bank & Trust Company Transfer out 85.39 USD -667 Common Stock (667) 5/21/2021 Capital Bank & Trust Company Transfer out 84.84 USD -667 Common Stock (667) 5/21/2021 Capital Bank & Trust Company Transfer out 84.84 USD -18 Common Stock (18) 5/21/2021 Group Private Client Services, Inc Transfer out 84.84 USD -175 Common Stock (175) 5/21/2021 Group Private Client Services, Inc Transfer out 84.84 USD -129 Common Stock (129) 5/21/2021 Group Private Client Services, Inc Transfer out 84.84 USD -71 Common Stock (71) 5/21/2021 Group Private Client Services, Inc Transfer out 84.84 USD -37 Common Stock (37) 5/21/2021 Group Private Client Services, Inc Transfer out 84.84 USD -30 Common Stock (30) 5/21/2021 Group Private Client Services, Inc Transfer out 84.84 USD -8 Common Stock (8) 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 1 Common Stock 1 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 17 Common Stock 17 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 21 Common Stock 21 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 24 Common Stock 24 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 29 Common Stock 29 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 30 Common Stock 30 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 31 Common Stock 31 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 37 Common Stock 37 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 47 Common Stock 47 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 54 Common Stock 54 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 58 Common Stock 58 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 71 Common Stock 71 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 84 Common Stock 84 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 86 Common Stock 86

5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 148 Common Stock 148 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 175 Common Stock 175 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 300 Common Stock 300 5/21/2021 Group Private Client Services, Inc Transfer In 84.84 USD 617 Common Stock 617 5/21/2021 Group Private Client Services, Inc Transfer In 85.39 USD 667 Common Stock 667 5/21/2021 Group Private Client Services, Inc Transfer In 84.86 USD 917 Common Stock 917 5/21/2021 Capital Research and Management Compan Disposed on market 60.31 GBP -161 Common Stock (161) 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 1 Common Stock 1 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 1 Common Stock 1 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 2 Common Stock 2 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 29 Common Stock 29 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 2 Common Stock 2 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 137 Common Stock 137 5/21/2021 Capital Research and Management Compan Disposed on market 86.58 USD -63 Common Stock (63) 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 4 Common Stock 4 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 1 Common Stock 1 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 117 Common Stock 117 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 3 Common Stock 3 5/21/2021 Capital Research and Management Compan Acquired on market 86.58 USD 118 Common Stock 118 5/24/2021 Capital International Sàrl,Capita Acquired on market 59.92 GBP 1149 Common Stock 1,149 5/24/2021 Capital Research and Management Compan Disposed on market 59.58 GBP -321 Common Stock (321) 5/24/2021 Capital Research and Management Compan Acquired on market 59.61 GBP 165 Common Stock 165 5/24/2021 Capital Research and Management Compan Acquired on market 59.45 GBP 151 Common Stock 151 5/24/2021 Capital Research and Management Compan Acquired on market 85.65 USD 95 Common Stock 95 5/24/2021 Capital Research and Management Compan Disposed on market 85.65 USD -28 Common Stock (28) 5/24/2021 Capital Research and Management Compan Disposed on market 85.65 USD -1 Common Stock (1) 5/24/2021 Capital Research and Management Compan Disposed on market 85.65 USD -54 Common Stock (54) 5/24/2021 Capital Research and Management Compan Acquired on market 85.65 USD 94 Common Stock 94 5/24/2021 Capital Research and Management Compan Acquired on market 85.65 USD 411 Common Stock 411 5/24/2021 Capital Research and Management Compan Disposed on market 85.65 USD -5 Common Stock (5) 5/24/2021 Capital Research and Management Compan Acquired on market 85.65 USD 2 Common Stock 2

5/24/2021 Capital Research and Management Compan Disposed on market 85.65 USD -11 Common Stock (11) 5/24/2021 Capital Research and Management Compan Acquired on market 85.65 USD 4 Common Stock 4 5/24/2021 Capital Research and Management Compan Acquired on market 85.65 USD 44 Common Stock 44 5/25/2021 Capital International Investors Disposed on market 60.38 USD -56 Common Stock (56) 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 36 Common Stock 36 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 3 Common Stock 3 5/25/2021 Capital Research and Management Compan Disposed on market 85.69 USD -47 Common Stock (47) 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 37 Common Stock 37 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 37 Common Stock 37 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 216 Common Stock 216 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 71 Common Stock 71 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 13 Common Stock 13 5/25/2021 Capital Research and Management Compan Disposed on market 85.69 USD -5 Common Stock (5) 5/25/2021 Capital Research and Management Compan Disposed on market 85.69 USD -49 Common Stock (49) 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 4 Common Stock 4 5/25/2021 Capital Research and Management Compan Acquired on market 85.69 USD 42 Common Stock 42 5/26/2021 Capital Research and Management Compan Acquired on market 59 GBP 5485 Common Stock 5,485 5/26/2021 Capital Research and Management Compan Disposed on market 59.06 GBP -1589 Common Stock (1,589) 5/26/2021 Capital Research and Management Compan Disposed on market 58.73 GBP -16817 Common Stock (16,817) 5/26/2021 Capital Research and Management Compan Acquired on market 58.92 GBP 2148 Common Stock 2,148 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 6 Common Stock 6 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 68 Common Stock 68 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 38 Common Stock 38 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 194 Common Stock 194 5/26/2021 Capital Research and Management Compan Disposed on market 84.08 USD -250 Common Stock (250) 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 11 Common Stock 11 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 1 Common Stock 1 5/26/2021 Capital Research and Management Compan Acquired on market 84.08 USD 7 Common Stock 7 5/27/2021 Capital Bank & Trust Company Acquired on market 59.75 USD 55 Common Stock 55 5/27/2021 Capital Bank & Trust Company Acquired on market 59.75 USD 55 Common Stock 55 5/27/2021 Capital Bank & Trust Company Transfer out 86.18 USD -16 Common Stock (16)

5/27/2021 Capital Bank & Trust Company Transfer out 86.18 USD 16 Common Stock 16 5/27/2021 Group Private Client Services, Inc Transfer In 87.74 USD -75 Common Stock (75) 5/27/2021 Group Private Client Services, Inc Acquired on market 59.75 USD -55 Common Stock (55) 5/27/2021 Group Private Client Services, Inc Transfer In 86.18 USD -20 Common Stock (20) 5/27/2021 Group Private Client Services, Inc Transfer out 86.18 USD -16 Common Stock (16) 5/27/2021 Group Private Client Services, Inc Transfer out 86.18 USD -4 Common Stock (4) 5/27/2021 Group Private Client Services, Inc Transfer out 86.18 USD -4 Common Stock (4) 5/27/2021 Group Private Client Services, Inc Transfer out 86.18 USD 4 Common Stock 4 5/27/2021 Group Private Client Services, Inc Transfer In 86.18 USD 20 Common Stock 20 5/27/2021 Group Private Client Services, Inc Transfer In 86.18 USD 20 Common Stock 20 5/27/2021 Group Private Client Services, Inc Transfer In 87.74 USD 75 Common Stock 75 5/27/2021 Group Private Client Services, Inc Transfer In 87.74 USD 75 Common Stock 75 5/27/2021 Capital Research and Management Compan Disposed on market 60.71 GBP -274 Common Stock (274) 5/27/2021 Capital Research and Management Compan Disposed on market 60.82 GBP -62 Common Stock (62) 5/27/2021 Capital Research and Management Compan Acquired on market 60.9 GBP 100 Common Stock 100 5/27/2021 Capital Research and Management Compan Acquired on market 60.74 GBP 206 Common Stock 206 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 88 Common Stock 88 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 8 Common Stock 8 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 33 Common Stock 33 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 8 Common Stock 8 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 94 Common Stock 94 5/27/2021 Capital Research and Management Compan Disposed on market 84.8 USD -1 Common Stock (1) 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 29 Common Stock 29 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 117 Common Stock 117 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 3 Common Stock 3 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 1 Common Stock 1 5/27/2021 Capital Research and Management Compan Acquired on market 84.8 USD 58 Common Stock 58 5/28/2021 Capital Research and Management Compan Acquired on market 60.69 GBP 200 Common Stock 200 5/28/2021 Capital Research and Management Compan Disposed on market 60.66 GBP -535 Common Stock (535) 5/28/2021 Capital Research and Management Compan Acquired on market 60.57 GBP 218 Common Stock 218 5/28/2021 Capital Research and Management Compan Acquired on market 60.69 GBP 9765 Common Stock 9,765

5/28/2021 Capital Research and Management Compan Disposed on market 60.63 GBP -1929 Common Stock (1,929) 5/28/2021 Capital Research and Management Compan Disposed on market 60.6 GBP -97734 Common Stock (97,734) 5/28/2021 Capital Research and Management Compan Acquired on market 60.57 GBP 7501 Common Stock 7,501 5/28/2021 Capital Research and Management Compan Acquired on market 60.6 GBP 97734 Common Stock 97,734 5/28/2021 Capital Research and Management Compan Acquired on market 60.64 GBP 167 Common Stock 167 5/28/2021 Capital Research and Management Compan Disposed on market 60.65 GBP -600 Common Stock (600) 5/28/2021 Capital Research and Management Compan Disposed on market 60.65 GBP -134099 Common Stock (134,099) 5/28/2021 Capital Research and Management Compan Acquired on market 87.74 USD 35 Common Stock 35 5/28/2021 Capital Research and Management Compan Disposed on market 87.74 USD -4 Common Stock (4) 5/28/2021 Capital Research and Management Compan Acquired on market 87.74 USD 50 Common Stock 50 5/28/2021 Capital Research and Management Compan Acquired on market 87.74 USD 69 Common Stock 69 5/28/2021 Capital Research and Management Compan Acquired on market 87.74 USD 178 Common Stock 178 5/28/2021 Capital Research and Management Compan Disposed on market 87.74 USD -40 Common Stock (40) 5/28/2021 Capital Research and Management Compan Acquired on market 87.74 USD 1 Common Stock 1 5/28/2021 Capital Research and Management Compan Acquired on market 87.74 USD 21 Common Stock 21 6/1/2021 Capital Bank & Trust Company Acquired on market 61.85 USD -513 Common Stock (513) 6/1/2021 Capital Bank & Trust Company Acquired on market 61.85 USD -513 Common Stock (513) 6/1/2021 Capital Bank & Trust Company Acquired on market 61.85 USD 513 Common Stock 513 6/1/2021 Capital Bank & Trust Company Acquired on market 61.85 USD 513 Common Stock 513 6/1/2021 Capital Bank & Trust Company Transfer In 85.8 USD 917 Common Stock 917 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD -917 Common Stock (917) 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD -917 Common Stock (917) 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD -617 Common Stock (617) 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD -617 Common Stock (617) 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD -300 Common Stock (300) 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD -300 Common Stock (300) 6/1/2021 Capital Bank & Trust Company Transfer out 85.8 USD 917 Common Stock 917 6/1/2021 Group Private Client Services, Inc Transfer out 85.8 USD 300 Common Stock 300 6/1/2021 Group Private Client Services, Inc Acquired on market 61.85 USD 513 Common Stock 513 6/1/2021 Group Private Client Services, Inc Transfer out 85.8 USD 617 Common Stock 617 6/1/2021 Group Private Client Services, Inc Transfer out 85.8 USD 917 Common Stock 917

6/1/2021 Capital Research and Management Compan Acquired on market 63.05 GBP 196 Common Stock 196 6/1/2021 Capital Research and Management Compan Acquired on market 63.05 GBP 240 Common Stock 240 6/1/2021 Capital Research and Management Compan Disposed on market 63.24 GBP -96 Common Stock (96) 6/1/2021 Capital Research and Management Compan Acquired on market 63.05 GBP 220 Common Stock 220 6/1/2021 Capital Research and Management Compan Acquired on market 87.43 USD 9 Common Stock 9 6/1/2021 Capital Research and Management Compan Disposed on market 87.43 USD -805 Common Stock (805) 6/1/2021 Capital Research and Management Compan Acquired on market 87.43 USD 1 Common Stock 1 6/2/2021 Capital Bank & Trust Company Acquired on market 63.09 USD 223 Common Stock 223 6/2/2021 Capital Research and Management Compan Disposed on market 62.99 GBP -1686 Common Stock (1,686) 6/2/2021 Capital Research and Management Compan Acquired on market 63.05 GBP 104 Common Stock 104 6/2/2021 Capital Research and Management Compan Acquired on market 63.05 GBP 357 Common Stock 357 6/2/2021 Capital Research and Management Compan Acquired on market 63.05 GBP 175 Common Stock 175 6/2/2021 Capital Research and Management Compan Acquired on market 62.61 GBP 1108 Common Stock 1,108 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 2 Common Stock 2 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 157 Common Stock 157 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 3 Common Stock 3 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 126 Common Stock 126 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 301 Common Stock 301 6/2/2021 Capital Research and Management Compan Disposed on market 90.8 USD -52 Common Stock (52) 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 4 Common Stock 4 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 7 Common Stock 7 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 213 Common Stock 213 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 25 Common Stock 25 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 34 Common Stock 34 6/2/2021 Capital Research and Management Compan Acquired on market 90.8 USD 1 Common Stock 1 6/2/2021 Capital Research and Management Compan Disposed on market 90.8 USD -13 Common Stock (13) 6/2/2021 Capital Research and Management Compan Disposed on market 90.8 USD -1 Common Stock (1) 6/3/2021 Capital Bank & Trust Company Transfer In 87.08 USD -1783 Common Stock (1,783) 6/3/2021 Capital Bank & Trust Company Transfer In 87.08 USD 1783 Common Stock 1,783 6/3/2021 Capital Bank & Trust Company Transfer out 87.08 USD -1355 Common Stock (1,355) 6/3/2021 Capital Bank & Trust Company Transfer out 87.08 USD -428 Common Stock (428)

6/3/2021 Group Private Client Services, Inc Transfer In 87.08 USD 1783 Common Stock 1,783 6/3/2021 Capital Research and Management Compan Acquired on market 90.22 USD 11 Common Stock 11 6/3/2021 Capital Research and Management Compan Acquired on market 90.22 USD 44 Common Stock 44 6/3/2021 Capital Research and Management Compan Disposed on market 90.22 USD -23 Common Stock (23) 6/3/2021 Capital Research and Management Compan Acquired on market 90.22 USD 185 Common Stock 185 6/3/2021 Capital Research and Management Compan Acquired on market 90.22 USD 2 Common Stock 2 6/3/2021 Capital Research and Management Compan Disposed on market 90.22 USD -6 Common Stock (6) 6/3/2021 Capital Research and Management Compan Acquired on market 90.22 USD 294 Common Stock 294 6/3/2021 Capital Research and Management Compan Disposed on market 90.22 USD -17 Common Stock (17) 6/3/2021 Capital Research and Management Compan Acquired on market 90.22 USD 5 Common Stock 5 6/3/2021 Capital Research and Management Compan Disposed on market 90.22 USD -2 Common Stock (2) 6/3/2021 Capital Research and Management Compan Disposed on market 90.22 USD -2 Common Stock (2) 6/4/2021 Capital Bank & Trust Company Acquired on market 61.98 USD -104 Common Stock (104) 6/4/2021 Capital Bank & Trust Company Acquired on market 61.98 USD -104 Common Stock (104) 6/4/2021 Capital Bank & Trust Company Acquired on market 61.98 USD 104 Common Stock 104 6/4/2021 Capital Bank & Trust Company Acquired on market 61.98 USD 104 Common Stock 104 6/4/2021 Capital Bank & Trust Company Acquired on market 61.98 USD 104 Common Stock 104 6/4/2021 Capital Bank & Trust Company Transfer In 88.09 USD -1355 Common Stock (1,355) 6/4/2021 Capital Bank & Trust Company Transfer In 88.09 USD -428 Common Stock (428) 6/4/2021 Capital Bank & Trust Company Transfer In 89.75 USD 15 Common Stock 15 6/4/2021 Capital Bank & Trust Company Transfer In 89.75 USD 16 Common Stock 16 6/4/2021 Capital Bank & Trust Company Transfer In 88.09 USD 300 Common Stock 300 6/4/2021 Capital Bank & Trust Company Transfer In 88.09 USD 428 Common Stock 428 6/4/2021 Capital Bank & Trust Company Transfer In 88.09 USD 617 Common Stock 617 6/4/2021 Capital Bank & Trust Company Transfer In 88.09 USD 1355 Common Stock 1,355 6/4/2021 Capital Bank & Trust Company Transfer out 88.09 USD -1783 Common Stock (1,783) 6/4/2021 Capital Bank & Trust Company Transfer out 88.09 USD -1783 Common Stock (1,783) 6/4/2021 Capital Bank & Trust Company Transfer out 88.09 USD -917 Common Stock (917) 6/4/2021 Capital Bank & Trust Company Transfer out 88.09 USD 1783 Common Stock 1,783 6/4/2021 Group Private Client Services, Inc Transfer out 89.75 USD -75 Common Stock (75) 6/4/2021 Group Private Client Services, Inc Transfer out 88.09 USD -20 Common Stock (20)

6/4/2021 Group Private Client Services, Inc Disposed on market 61.73 USD -11 Common Stock (11) 6/4/2021 Group Private Client Services, Inc Disposed on market 61.73 USD -11 Common Stock (11) 6/4/2021 Group Private Client Services, Inc Transfer In 89.75 USD 3 Common Stock 3 6/4/2021 Group Private Client Services, Inc Transfer In 88.09 USD 4 Common Stock 4 6/4/2021 Group Private Client Services, Inc Disposed on market 61.73 USD 11 Common Stock 11 6/4/2021 Group Private Client Services, Inc Transfer In 89.75 USD 13 Common Stock 13 6/4/2021 Group Private Client Services, Inc Transfer In 88.09 USD 16 Common Stock 16 6/4/2021 Group Private Client Services, Inc Transfer In 89.75 USD 28 Common Stock 28 6/4/2021 Group Private Client Services, Inc Transfer In 88.09 USD 428 Common Stock 428 6/4/2021 Group Private Client Services, Inc Transfer In 88.09 USD 1355 Common Stock 1,355 6/4/2021 Capital Research and Management Compan Disposed on market 62.04 GBP -1123 Common Stock (1,123) 6/4/2021 Capital Research and Management Compan Acquired on market 62.19 GBP 168 Common Stock 168 6/4/2021 Capital Research and Management Compan Acquired on market 62.19 GBP 1112 Common Stock 1,112 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 89.75 USD 486 Common Stock 486 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 89.75 USD 267 Common Stock 267 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 89.75 USD 479 Common Stock 479 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 370 Common Stock 370 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 1166 Common Stock 1,166 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 507 Common Stock 507 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 685 Common Stock 685 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 171 Common Stock 171 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 11 Common Stock 11 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 569 Common Stock 569 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 498 Common Stock 498 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 113 Common Stock 113 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 1013 Common Stock 1,013 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 140 Common Stock 140 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 168 Common Stock 168 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 54 Common Stock 54 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 292 Common Stock 292 6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 153 Common Stock 153

6/4/2021 Capital Research and Management Compan In-kind Acquisiton 62.52 GBP 398 Common Stock 398 6/4/2021 Capital Research and Management Compan In-kind Disposition 89.75 USD -486 Common Stock (486) 6/4/2021 Capital Research and Management Compan In-kind Disposition 89.75 USD -267 Common Stock (267) 6/4/2021 Capital Research and Management Compan In-kind Disposition 89.75 USD -479 Common Stock (479) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -370 Common Stock (370) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -1166 Common Stock (1,166) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -507 Common Stock (507) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -685 Common Stock (685) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -171 Common Stock (171) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -11 Common Stock (11) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -569 Common Stock (569) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -498 Common Stock (498) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -113 Common Stock (113) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -1013 Common Stock (1,013) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -140 Common Stock (140) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -168 Common Stock (168) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -54 Common Stock (54) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -292 Common Stock (292) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -153 Common Stock (153) 6/4/2021 Capital Research and Management Compan In-kind Disposition 62.52 GBP -398 Common Stock (398) 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 90 Common Stock 90 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 83 Common Stock 83 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 1072 Common Stock 1,072 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 14 Common Stock 14 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 32 Common Stock 32 6/4/2021 Capital Research and Management Compan Disposed on market 88.51 USD -33 Common Stock (33) 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 3 Common Stock 3 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 1 Common Stock 1 6/4/2021 Capital Research and Management Compan Disposed on market 88.51 USD -32 Common Stock (32) 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 2 Common Stock 2 6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 2 Common Stock 2

6/4/2021 Capital Research and Management Compan Acquired on market 88.51 USD 16 Common Stock 16 6/7/2021 Capital Research and Management Compan Acquired on market 62 GBP 95 Common Stock 95 6/7/2021 Capital Research and Management Compan Disposed on market 88.2 USD -9718 Common Stock (9,718) 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 8 Common Stock 8 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 3 Common Stock 3 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 5 Common Stock 5 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 2 Common Stock 2 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 382 Common Stock 382 6/7/2021 Capital Research and Management Compan Disposed on market 89.75 USD -176 Common Stock (176) 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 74 Common Stock 74 6/7/2021 Capital Research and Management Compan Acquired on market 89.75 USD 123 Common Stock 123 6/8/2021 Capital Research and Management Compan Acquired on market 61.38 GBP 598 Common Stock 598 6/8/2021 Capital Research and Management Compan Acquired on market 61.49 GBP 1076 Common Stock 1,076 6/8/2021 Capital Research and Management Compan Disposed on market 61.82 GBP -66 Common Stock (66) 6/8/2021 Capital Research and Management Compan Acquired on market 88.12 USD 62 Common Stock 62 6/8/2021 Capital Research and Management Compan Acquired on market 88.12 USD 3 Common Stock 3 6/8/2021 Capital Research and Management Compan Acquired on market 88.12 USD 80 Common Stock 80 6/8/2021 Capital Research and Management Compan Acquired on market 88.12 USD 433 Common Stock 433 6/8/2021 Capital Research and Management Compan Disposed on market 88.12 USD -2 Common Stock (2) 6/8/2021 Capital Research and Management Compan Acquired on market 88.12 USD 126 Common Stock 126 6/8/2021 Capital Research and Management Compan Acquired on market 88.12 USD 23 Common Stock 23 6/8/2021 Capital Research and Management Compan Disposed on market 88.12 USD -8 Common Stock (8) 6/9/2021 Capital Bank & Trust Company Acquired on market 60.69 USD -712 Common Stock (712) 6/9/2021 Capital Bank & Trust Company Acquired on market 60.69 USD -712 Common Stock (712) 6/9/2021 Capital Bank & Trust Company Acquired on market 60.69 USD 712 Common Stock 712 6/9/2021 Capital Bank & Trust Company Acquired on market 60.69 USD 712 Common Stock 712 6/9/2021 Group Private Client Services, Inc Acquired on market 61.7 USD -112 Common Stock (112) 6/9/2021 Group Private Client Services, Inc Acquired on market 61.7 USD 112 Common Stock 112 6/9/2021 Group Private Client Services, Inc Acquired on market 61.7 USD 112 Common Stock 112 6/9/2021 Group Private Client Services, Inc Acquired on market 60.69 USD 712 Common Stock 712 6/9/2021 Capital Research and Management Compan Acquired on market 60.68 GBP 173 Common Stock 173

6/9/2021 Capital Research and Management Compan Acquired on market 60.87 GBP 1155 Common Stock 1,155 6/9/2021 Capital Research and Management Compan Disposed on market 60.68 GBP -180000 Common Stock (180,000) 6/9/2021 Capital Research and Management Compan Disposed on market 60.81 GBP -25753 Common Stock (25,753) 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 3 Common Stock 3 6/9/2021 Capital Research and Management Compan Disposed on market 88.61 USD -55 Common Stock (55) 6/9/2021 Capital Research and Management Compan Disposed on market 88.61 USD -83 Common Stock (83) 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 146 Common Stock 146 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 5 Common Stock 5 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 26 Common Stock 26 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 46 Common Stock 46 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 59 Common Stock 59 6/9/2021 Capital Research and Management Compan Disposed on market 88.61 USD -5 Common Stock (5) 6/9/2021 Capital Research and Management Compan Acquired on market 88.61 USD 64 Common Stock 64 6/9/2021 Capital Research and Management Compan Disposed on market 88.61 USD -8 Common Stock (8) 6/10/2021 Capital Bank & Trust Company Acquired on market 61.3 USD -710 Common Stock (710) 6/10/2021 Capital Bank & Trust Company Acquired on market 61.3 USD 710 Common Stock 710 6/10/2021 Group Private Client Services, Inc Acquired on market 61.3 USD -55 Common Stock (55) 6/10/2021 Group Private Client Services, Inc Acquired on market 61.3 USD 55 Common Stock 55 6/10/2021 Group Private Client Services, Inc Acquired on market 61.3 USD 55 Common Stock 55 6/10/2021 Group Private Client Services, Inc Acquired on market 61.3 USD 710 Common Stock 710 6/10/2021 Capital Research and Management Compan Disposed on market 60.35 GBP -10000 Common Stock (10,000) 6/10/2021 Capital Research and Management Compan Disposed on market 60.66 GBP -10000 Common Stock (10,000) 6/10/2021 Capital Research and Management Compan Disposed on market 61.29 GBP -23559 Common Stock (23,559) 6/10/2021 Capital Research and Management Compan Disposed on market 60.96 GBP -103182 Common Stock (103,182) 6/10/2021 Capital Research and Management Compan Disposed on market 60.45 GBP -426439 Common Stock (426,439) 6/10/2021 Capital Research and Management Compan Disposed on market 61.08 GBP -13113 Common Stock (13,113) 6/10/2021 Capital Research and Management Compan Disposed on market 60.29 GBP -17382 Common Stock (17,382) 6/10/2021 Capital Research and Management Compan Disposed on market 60.65 GBP -100000 Common Stock (100,000) 6/10/2021 Capital Research and Management Compan Disposed on market 60.09 GBP -7159 Common Stock (7,159) 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 2 Common Stock 2 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 81 Common Stock 81

6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 6 Common Stock 6 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 10 Common Stock 10 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 83 Common Stock 83 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 150 Common Stock 150 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 7 Common Stock 7 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 20 Common Stock 20 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 74 Common Stock 74 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 9 Common Stock 9 6/10/2021 Capital Research and Management Compan Acquired on market 86.87 USD 1 Common Stock 1 6/11/2021 Capital Bank & Trust Company Disposed on market 61 USD -65 Common Stock (65) 6/11/2021 Capital Bank & Trust Company Transfer In 85.27 USD 1355 Common Stock 1,355 6/11/2021 Capital Bank & Trust Company Transfer out 85.27 USD -1355 Common Stock (1,355) 6/11/2021 Capital Bank & Trust Company Transfer out 85.27 USD -428 Common Stock (428) 6/11/2021 Group Private Client Services, Inc Transfer In 85.27 USD 428 Common Stock 428 6/11/2021 Capital Research and Management Compan In-kind Acquisiton 61.19 GBP 19820 Common Stock 19,820 6/11/2021 Capital Research and Management Compan In-kind Acquisiton 61.19 GBP 24225 Common Stock 24,225 6/11/2021 Capital Research and Management Compan Disposed on market 61.07 GBP -144000 Common Stock (144,000) 6/11/2021 Capital Research and Management Compan Disposed on market 60.98 GBP -78099 Common Stock (78,099) 6/11/2021 Capital Research and Management Compan Disposed on market 61.01 GBP -19127 Common Stock (19,127) 6/11/2021 Capital Research and Management Compan Disposed on market 61.2 GBP -102800 Common Stock (102,800) 6/11/2021 Capital Research and Management Compan Disposed on market 61.06 GBP -11167 Common Stock (11,167) 6/11/2021 Capital Research and Management Compan In-kind Disposition 61.19 GBP -19820 Common Stock (19,820) 6/11/2021 Capital Research and Management Compan In-kind Disposition 61.19 GBP -24225 Common Stock (24,225) 6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 8 Common Stock 8 6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 5 Common Stock 5 6/11/2021 Capital Research and Management Compan Disposed on market 86.9 USD -1 Common Stock (1) 6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 98 Common Stock 98 6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 197 Common Stock 197 6/11/2021 Capital Research and Management Compan Disposed on market 86.9 USD -46 Common Stock (46) 6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 124 Common Stock 124 6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 1 Common Stock 1

6/11/2021 Capital Research and Management Compan Acquired on market 86.9 USD 167 Common Stock 167 6/14/2021 Group Private Client Services, Inc Acquired on market 60.57 USD -198 Common Stock (198) 6/14/2021 Group Private Client Services, Inc Acquired on market 60.57 USD 198 Common Stock 198 6/14/2021 Group Private Client Services, Inc Acquired on market 60.57 USD 198 Common Stock 198 6/14/2021 Capital Research and Management Compan Disposed on market 86.9 USD -6 Common Stock (6) 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 6 Common Stock 6 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 1 Common Stock 1 6/14/2021 Capital Research and Management Compan Disposed on market 86.9 USD -849 Common Stock (849) 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 138 Common Stock 138 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 12 Common Stock 12 6/14/2021 Capital Research and Management Compan Disposed on market 87.48 USD -6 Common Stock (6) 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 270 Common Stock 270 6/14/2021 Capital Research and Management Compan Disposed on market 86.9 USD -9341 Common Stock (9,341) 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 14 Common Stock 14 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 35 Common Stock 35 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 5 Common Stock 5 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 14 Common Stock 14 6/14/2021 Capital Research and Management Compan Acquired on market 87.48 USD 2 Common Stock 2 6/15/2021 Capital Bank & Trust Company Transfer out 84.68 USD -130 Common Stock (130) 6/15/2021 Capital Bank & Trust Company Transfer out 84.68 USD -116 Common Stock (116) 6/15/2021 Capital Research and Management Compan Acquired on market 60.14 GBP 177 Common Stock 177 6/15/2021 Capital Research and Management Compan Acquired on market 60.14 GBP 203 Common Stock 203 6/15/2021 Capital Research and Management Compan Acquired on market 60.5 GBP 153 Common Stock 153 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 7 Common Stock 7 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 77 Common Stock 77 6/15/2021 Capital Research and Management Compan Disposed on market 87.48 USD -5 Common Stock (5) 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 99 Common Stock 99 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 9354 Common Stock 9,354 6/15/2021 Capital Research and Management Compan Disposed on market 86.97 USD -97027 Common Stock (97,027) 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 3 Common Stock 3 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 23 Common Stock 23

6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 70 Common Stock 70 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 850 Common Stock 850 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 9 Common Stock 9 6/15/2021 Capital Research and Management Compan Acquired on market 86.97 USD 14 Common Stock 14 6/16/2021 Capital Bank & Trust Company Transfer In 86.42 USD 3 Common Stock 3 6/16/2021 Capital Bank & Trust Company Transfer In 86.42 USD 13 Common Stock 13 6/16/2021 Capital Bank & Trust Company Transfer In 86.42 USD 15 Common Stock 15 6/16/2021 Capital Bank & Trust Company Transfer out 86.42 USD -15 Common Stock (15) 6/16/2021 Group Private Client Services, Inc Transfer out 86.42 USD -28 Common Stock (28) 6/16/2021 Group Private Client Services, Inc Transfer out 86.42 USD -16 Common Stock (16) 6/16/2021 Group Private Client Services, Inc Transfer out 86.42 USD -13 Common Stock (13) 6/16/2021 Group Private Client Services, Inc Transfer out 86.42 USD -3 Common Stock (3) 6/16/2021 Group Private Client Services, Inc Transfer In 86.42 USD 16 Common Stock 16 6/16/2021 Group Private Client Services, Inc Transfer In 86.42 USD 28 Common Stock 28 6/16/2021 Capital Research and Management Compan Acquired on market 59.69 GBP 103 Common Stock 103 6/16/2021 Capital Research and Management Compan Disposed on market 59.86 GBP -367 Common Stock (367) 6/16/2021 Capital Research and Management Compan Acquired on market 86.42 USD 15 Common Stock 15 6/16/2021 Capital Research and Management Compan Acquired on market 86.42 USD 26 Common Stock 26 6/16/2021 Capital Research and Management Compan Acquired on market 86.42 USD 60 Common Stock 60 6/16/2021 Capital Research and Management Compan Acquired on market 86.42 USD 30 Common Stock 30 6/16/2021 Capital Research and Management Compan Disposed on market 86.42 USD -6 Common Stock (6) 6/16/2021 Capital Research and Management Compan Disposed on market 86.42 USD -1 Common Stock (1) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -18 Common Stock (18)

6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -15 Common Stock (15) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD -12 Common Stock (12) 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Capital Bank & Trust Company Disposed on market 59.39 USD 18 Common Stock 18 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD -27 Common Stock (27) 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD -15 Common Stock (15) 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD -15 Common Stock (15) 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD -12 Common Stock (12) 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD -12 Common Stock (12) 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD 12 Common Stock 12 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD 12 Common Stock 12 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD 15 Common Stock 15 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD 15 Common Stock 15 6/17/2021 Group Private Client Services, Inc Disposed on market 59.39 USD 27 Common Stock 27 6/17/2021 Capital Research and Management Compan Acquired on market 58.68 GBP 908 Common Stock 908 6/17/2021 Capital Research and Management Compan Acquired on market 58.68 GBP 48800 Common Stock 48,800 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 6500 Common Stock 6,500 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 341900 Common Stock 341,900 6/17/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 886 Common Stock 886 6/17/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 42000 Common Stock 42,000 6/17/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 330 Common Stock 330 6/17/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 17200 Common Stock 17,200 6/17/2021 Capital Research and Management Compan Acquired on market 58.9 GBP 639 Common Stock 639 6/17/2021 Capital Research and Management Compan Acquired on market 58.9 GBP 29300 Common Stock 29,300 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 900 Common Stock 900 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 48600 Common Stock 48,600

6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 4000 Common Stock 4,000 6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 214300 Common Stock 214,300 6/17/2021 Capital Research and Management Compan Acquired on market 58.68 GBP 228 Common Stock 228 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 1700 Common Stock 1,700 6/17/2021 Capital Research and Management Compan Acquired on market 58.9 GBP 100 Common Stock 100 6/17/2021 Capital Research and Management Compan Acquired on market 58.9 GBP 1249 Common Stock 1,249 6/17/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 100 Common Stock 100 6/17/2021 Capital Research and Management Compan Acquired on market 58.98 GBP 100 Common Stock 100 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 300 Common Stock 300 6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 1100 Common Stock 1,100 6/17/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 173 Common Stock 173 6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 207 Common Stock 207 6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 182 Common Stock 182 6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 387 Common Stock 387 6/17/2021 Capital Research and Management Compan Acquired on market 58.68 GBP 251 Common Stock 251 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 900 Common Stock 900 6/17/2021 Capital Research and Management Compan Acquired on market 58.9 GBP 100 Common Stock 100 6/17/2021 Capital Research and Management Compan Acquired on market 58.95 GBP 200 Common Stock 200 6/17/2021 Capital Research and Management Compan Acquired on market 58.82 GBP 600 Common Stock 600 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 46 Common Stock 46 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 13 Common Stock 13 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 9 Common Stock 9 6/17/2021 Capital Research and Management Compan Disposed on market 84.66 USD -4 Common Stock (4) 6/17/2021 Capital Research and Management Compan Disposed on market 84.66 USD -1 Common Stock (1) 6/17/2021 Capital Research and Management Compan Disposed on market 84.66 USD -3 Common Stock (3) 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 5 Common Stock 5 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 54 Common Stock 54 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 44 Common Stock 44 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 52 Common Stock 52 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 4 Common Stock 4 6/17/2021 Capital Research and Management Compan Acquired on market 84.66 USD 1 Common Stock 1

6/18/2021 Capital Bank & Trust Company Acquired on market 58.41 USD 79 Common Stock 79 6/18/2021 Capital International Investors Acquired on market 58.41 GBP 1235 Common Stock 1,235 6/18/2021 Group Private Client Services, Inc Acquired on market 58.41 USD -79 Common Stock (79) 6/18/2021 Group Private Client Services, Inc Acquired on market 58.41 USD 79 Common Stock 79 6/18/2021 Capital Research and Management Compan Acquired on market 59.08 GBP 3800 Common Stock 3,800 6/18/2021 Capital Research and Management Compan Acquired on market 59.04 GBP 100 Common Stock 100 6/18/2021 Capital Research and Management Compan Acquired on market 59.17 GBP 1300 Common Stock 1,300 6/18/2021 Capital Research and Management Compan Acquired on market 58.99 GBP 100 Common Stock 100 6/18/2021 Capital Research and Management Compan Acquired on market 59.08 GBP 15020 Common Stock 15,020 6/18/2021 Capital Research and Management Compan Acquired on market 59.08 GBP 788900 Common Stock 788,900 6/18/2021 Capital Research and Management Compan Acquired on market 59.04 GBP 211 Common Stock 211 6/18/2021 Capital Research and Management Compan Acquired on market 59.04 GBP 11900 Common Stock 11,900 6/18/2021 Capital Research and Management Compan Acquired on market 59.17 GBP 5001 Common Stock 5,001 6/18/2021 Capital Research and Management Compan Acquired on market 59.17 GBP 268100 Common Stock 268,100 6/18/2021 Capital Research and Management Compan Acquired on market 58.99 GBP 423 Common Stock 423 6/18/2021 Capital Research and Management Compan Acquired on market 58.99 GBP 19200 Common Stock 19,200 6/18/2021 Capital Research and Management Compan Acquired on market 59.08 GBP 2300 Common Stock 2,300 6/18/2021 Capital Research and Management Compan Acquired on market 59.17 GBP 800 Common Stock 800 6/18/2021 Capital Research and Management Compan Disposed on market 58.41 GBP -119 Common Stock (119) 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 1 Common Stock 1 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 158 Common Stock 158 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 76 Common Stock 76 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 280 Common Stock 280 6/18/2021 Capital Research and Management Compan Disposed on market 83.02 USD -72 Common Stock (72) 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 30 Common Stock 30 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 1 Common Stock 1 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 9 Common Stock 9 6/18/2021 Capital Research and Management Compan Acquired on market 83.02 USD 2 Common Stock 2 6/21/2021 Capital Research and Management Compan Disposed on market 82.09 USD -8624 Common Stock (8,624) 6/21/2021 Capital Research and Management Compan Disposed on market 82.09 USD -10191 Common Stock (10,191) 6/21/2021 Capital Research and Management Compan Acquired on market 81.04 USD 6 Common Stock 6

6/21/2021 Capital Research and Management Compan Acquired on market 81.04 USD 1 Common Stock 1 6/21/2021 Capital Research and Management Compan Disposed on market 81.04 USD -68 Common Stock (68) 6/21/2021 Capital Research and Management Compan Acquired on market 81.04 USD 130 Common Stock 130 6/21/2021 Capital Research and Management Compan Disposed on market 81.04 USD -31 Common Stock (31) 6/21/2021 Capital Research and Management Compan Disposed on market 81.04 USD -25 Common Stock (25) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -3540 Common Stock (3,540) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -1390 Common Stock (1,390) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -700 Common Stock (700) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -645 Common Stock (645) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -190 Common Stock (190) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -150 Common Stock (150) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -100 Common Stock (100) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -65 Common Stock (65) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 65 Common Stock 65 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 100 Common Stock 100 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 150 Common Stock 150 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 190 Common Stock 190 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 645 Common Stock 645 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 700 Common Stock 700 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 1390 Common Stock 1,390 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 3540 Common Stock 3,540 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -3540 Common Stock (3,540) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -1390 Common Stock (1,390) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -700 Common Stock (700) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -645 Common Stock (645) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -190 Common Stock (190) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -150 Common Stock (150) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -100 Common Stock (100) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -65 Common Stock (65) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 65 Common Stock 65 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 100 Common Stock 100

6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 150 Common Stock 150 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 190 Common Stock 190 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 645 Common Stock 645 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 700 Common Stock 700 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 1390 Common Stock 1,390 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 3540 Common Stock 3,540 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -3540 Common Stock (3,540) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -1390 Common Stock (1,390) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -700 Common Stock (700) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD -645 Common Stock (645) 6/22/2021 Capital Bank & Trust Company Transfer In 82.03 USD 100 Common Stock 100 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -3540 Common Stock (3,540) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -3540 Common Stock (3,540) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -1390 Common Stock (1,390) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -1390 Common Stock (1,390) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -700 Common Stock (700) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -700 Common Stock (700) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -645 Common Stock (645) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -645 Common Stock (645) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -190 Common Stock (190) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -150 Common Stock (150) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -100 Common Stock (100) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD -65 Common Stock (65) 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 65 Common Stock 65 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 100 Common Stock 100 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 150 Common Stock 150 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 190 Common Stock 190 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 645 Common Stock 645 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 700 Common Stock 700 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 1390 Common Stock 1,390 6/22/2021 Capital Bank & Trust Company Transfer out 82.03 USD 3540 Common Stock 3,540

6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD -190 Common Stock (190) 6/22/2021 Group Private Client Services, Inc Transfer out 82.03 USD -190 Common Stock (190) 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD -150 Common Stock (150) 6/22/2021 Group Private Client Services, Inc Transfer out 82.03 USD -150 Common Stock (150) 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD -100 Common Stock (100) 6/22/2021 Group Private Client Services, Inc Transfer out 82.03 USD -100 Common Stock (100) 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD -65 Common Stock (65) 6/22/2021 Group Private Client Services, Inc Transfer out 82.03 USD -65 Common Stock (65) 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 65 Common Stock 65 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 65 Common Stock 65 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 100 Common Stock 100 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 150 Common Stock 150 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 150 Common Stock 150 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 190 Common Stock 190 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 190 Common Stock 190 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 645 Common Stock 645 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 645 Common Stock 645 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 700 Common Stock 700 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 700 Common Stock 700 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 1390 Common Stock 1,390 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 1390 Common Stock 1,390 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 3540 Common Stock 3,540 6/22/2021 Group Private Client Services, Inc Transfer In 82.03 USD 3540 Common Stock 3,540 6/22/2021 Capital Research and Management Compan Acquired on market 58.37 GBP 616 Common Stock 616 6/22/2021 Capital Research and Management Compan Acquired on market 58.81 GBP 184 Common Stock 184 6/22/2021 Capital Research and Management Compan Acquired on market 58.81 GBP 117 Common Stock 117 6/22/2021 Capital Research and Management Compan Acquired on market 82.09 USD 207 Common Stock 207 6/22/2021 Capital Research and Management Compan Acquired on market 82.09 USD 104 Common Stock 104 6/22/2021 Capital Research and Management Compan Acquired on market 82.09 USD 52 Common Stock 52 6/22/2021 Capital Research and Management Compan Acquired on market 82.09 USD 5 Common Stock 5 6/22/2021 Capital Research and Management Compan Acquired on market 82.09 USD 56 Common Stock 56

6/22/2021 Capital Research and Management Compan Acquired on market 82.09 USD 1 Common Stock 1 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD -134 Common Stock (134) 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD -132 Common Stock (132) 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD 132 Common Stock 132 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD 132 Common Stock 132 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD 134 Common Stock 134 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD 134 Common Stock 134 6/23/2021 Capital Bank & Trust Company Acquired on market 59.25 USD 283 Common Stock 283 6/23/2021 Group Private Client Services, Inc Acquired on market 59.25 USD -283 Common Stock (283) 6/23/2021 Group Private Client Services, Inc Acquired on market 59.25 USD -283 Common Stock (283) 6/23/2021 Group Private Client Services, Inc Acquired on market 59.25 USD 283 Common Stock 283 6/23/2021 Group Private Client Services, Inc Acquired on market 59.25 USD 283 Common Stock 283 6/23/2021 Capital Research and Management Compan Acquired on market 59.34 GBP 500 Common Stock 500 6/23/2021 Capital Research and Management Compan Disposed on market 59.43 GBP -1254 Common Stock (1,254) 6/23/2021 Capital Research and Management Compan Acquired on market 59.2 GBP 300 Common Stock 300 6/23/2021 Capital Research and Management Compan Acquired on market 59.5 GBP 303 Common Stock 303 6/23/2021 Capital Research and Management Compan Acquired on market 59.36 GBP 100 Common Stock 100 6/23/2021 Capital Research and Management Compan Disposed on market 59.53 GBP -68 Common Stock (68) 6/23/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 1800 Common Stock 1,800 6/23/2021 Capital Research and Management Compan Acquired on market 59.26 GBP 1500 Common Stock 1,500 6/23/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 2896 Common Stock 2,896 6/23/2021 Capital Research and Management Compan Acquired on market 59.57 GBP 100 Common Stock 100 6/23/2021 Capital Research and Management Compan Acquired on market 59.57 GBP 20800 Common Stock 20,800 6/23/2021 Capital Research and Management Compan Acquired on market 59.34 GBP 2100 Common Stock 2,100 6/23/2021 Capital Research and Management Compan Acquired on market 59.34 GBP 110905 Common Stock 110,905 6/23/2021 Capital Research and Management Compan Disposed on market 59.31 GBP -567775 Common Stock (567,775) 6/23/2021 Capital Research and Management Compan Acquired on market 59.2 GBP 1100 Common Stock 1,100 6/23/2021 Capital Research and Management Compan Acquired on market 59.2 GBP 64000 Common Stock 64,000 6/23/2021 Capital Research and Management Compan Acquired on market 59.5 GBP 1110 Common Stock 1,110 6/23/2021 Capital Research and Management Compan Acquired on market 59.5 GBP 60400 Common Stock 60,400 6/23/2021 Capital Research and Management Compan Acquired on market 59.36 GBP 900 Common Stock 900

6/23/2021 Capital Research and Management Compan Acquired on market 59.36 GBP 44006 Common Stock 44,006 6/23/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 373770 Common Stock 373,770 6/23/2021 Capital Research and Management Compan Acquired on market 59.26 GBP 301900 Common Stock 301,900 6/23/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 7200 Common Stock 7,200 6/23/2021 Capital Research and Management Compan Acquired on market 59.26 GBP 5700 Common Stock 5,700 6/23/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 10958 Common Stock 10,958 6/23/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 575000 Common Stock 575,000 6/23/2021 Capital Research and Management Compan Acquired on market 59.57 GBP 400 Common Stock 400 6/23/2021 Capital Research and Management Compan Acquired on market 59.34 GBP 300 Common Stock 300 6/23/2021 Capital Research and Management Compan Disposed on market 59.26 GBP -674 Common Stock (674) 6/23/2021 Capital Research and Management Compan Disposed on market 59.56 GBP -116 Common Stock (116) 6/23/2021 Capital Research and Management Compan Acquired on market 59.2 GBP 235 Common Stock 235 6/23/2021 Capital Research and Management Compan Acquired on market 59.5 GBP 265 Common Stock 265 6/23/2021 Capital Research and Management Compan Acquired on market 59.36 GBP 100 Common Stock 100 6/23/2021 Capital Research and Management Compan Acquired on market 59.29 GBP 1000 Common Stock 1,000 6/23/2021 Capital Research and Management Compan Acquired on market 59.26 GBP 900 Common Stock 900 6/23/2021 Capital Research and Management Compan Acquired on market 59.3 GBP 1600 Common Stock 1,600 6/23/2021 Capital Research and Management Compan Acquired on market 59.57 GBP 44 Common Stock 44 6/23/2021 Capital Research and Management Compan Disposed on market 59.31 GBP -6721 Common Stock (6,721) 6/23/2021 Capital Research and Management Compan Disposed on market 83.11 USD -28 Common Stock (28) 6/23/2021 Capital Research and Management Compan Acquired on market 83.11 USD 6 Common Stock 6 6/23/2021 Capital Research and Management Compan Acquired on market 83.11 USD 49 Common Stock 49 6/23/2021 Capital Research and Management Compan Acquired on market 83.11 USD 7 Common Stock 7 6/23/2021 Capital Research and Management Compan Acquired on market 83.11 USD 20 Common Stock 20 6/23/2021 Capital Research and Management Compan Acquired on market 83.11 USD 44 Common Stock 44 6/23/2021 Capital Research and Management Compan Acquired on market 83.11 USD 1 Common Stock 1 6/23/2021 Capital Research and Management Compan Disposed on market 83.11 USD -2 Common Stock (2) 6/24/2021 Capital Bank & Trust Company Acquired on market 60.02 USD 103 Common Stock 103 6/24/2021 Group Private Client Services, Inc Acquired on market 60.02 USD -103 Common Stock (103) 6/24/2021 Group Private Client Services, Inc Acquired on market 60.02 USD -103 Common Stock (103) 6/24/2021 Group Private Client Services, Inc Acquired on market 60.02 USD 103 Common Stock 103

6/24/2021 Group Private Client Services, Inc Acquired on market 60.02 USD 103 Common Stock 103 6/24/2021 Capital Research and Management Compan Acquired on market 60 GBP 500 Common Stock 500 6/24/2021 Capital Research and Management Compan Acquired on market 59.73 GBP 2900 Common Stock 2,900 6/24/2021 Capital Research and Management Compan Acquired on market 59.98 GBP 1100 Common Stock 1,100 6/24/2021 Capital Research and Management Compan Acquired on market 59.76 GBP 300 Common Stock 300 6/24/2021 Capital Research and Management Compan Acquired on market 60 GBP 2400 Common Stock 2,400 6/24/2021 Capital Research and Management Compan Acquired on market 60 GBP 108623 Common Stock 108,623 6/24/2021 Capital Research and Management Compan Acquired on market 59.73 GBP 10700 Common Stock 10,700 6/24/2021 Capital Research and Management Compan Acquired on market 59.73 GBP 587644 Common Stock 587,644 6/24/2021 Capital Research and Management Compan Acquired on market 59.98 GBP 4700 Common Stock 4,700 6/24/2021 Capital Research and Management Compan Acquired on market 59.98 GBP 241100 Common Stock 241,100 6/24/2021 Capital Research and Management Compan Acquired on market 59.76 GBP 900 Common Stock 900 6/24/2021 Capital Research and Management Compan Acquired on market 59.76 GBP 43419 Common Stock 43,419 6/24/2021 Capital Research and Management Compan Acquired on market 60 GBP 300 Common Stock 300 6/24/2021 Capital Research and Management Compan Acquired on market 60 GBP 180 Common Stock 180 6/24/2021 Capital Research and Management Compan Acquired on market 59.73 GBP 1600 Common Stock 1,600 6/24/2021 Capital Research and Management Compan Disposed on market 59.33 GBP -67 Common Stock (67) 6/24/2021 Capital Research and Management Compan Acquired on market 59.98 GBP 688 Common Stock 688 6/24/2021 Capital Research and Management Compan Acquired on market 59.76 GBP 334 Common Stock 334 6/24/2021 Capital Research and Management Compan Acquired on market 83.72 USD 37 Common Stock 37 6/24/2021 Capital Research and Management Compan Acquired on market 83.72 USD 124 Common Stock 124 6/24/2021 Capital Research and Management Compan Acquired on market 83.72 USD 36 Common Stock 36 6/24/2021 Capital Research and Management Compan Acquired on market 83.72 USD 16 Common Stock 16 6/24/2021 Capital Research and Management Compan Acquired on market 83.72 USD 15 Common Stock 15 6/24/2021 Capital Research and Management Compan Acquired on market 83.72 USD 7 Common Stock 7 6/24/2021 Capital Research and Management Compan Disposed on market 83.72 USD -30 Common Stock (30) 6/24/2021 Capital Research and Management Compan Disposed on market 83.72 USD -3 Common Stock (3) 6/25/2021 Capital Bank & Trust Company Disposed on market 60 USD 6 Common Stock 6 6/25/2021 Capital International Sàrl,Capita Disposed on market 60.62 GBP -1992 Common Stock (1,992) 6/25/2021 Group Private Client Services, Inc Acquired on market 59.97 USD -50 Common Stock (50) 6/25/2021 Group Private Client Services, Inc Disposed on market 60 USD -6 Common Stock (6)

6/25/2021 Group Private Client Services, Inc Disposed on market 60 USD -6 Common Stock (6) 6/25/2021 Group Private Client Services, Inc Acquired on market 59.97 USD 50 Common Stock 50 6/25/2021 Group Private Client Services, Inc Acquired on market 59.97 USD 50 Common Stock 50 6/25/2021 Capital Research and Management Compan Acquired on market 60.29 GBP 400 Common Stock 400 6/25/2021 Capital Research and Management Compan Acquired on market 60.61 GBP 218 Common Stock 218 6/25/2021 Capital Research and Management Compan Acquired on market 60.32 GBP 985 Common Stock 985 6/25/2021 Capital Research and Management Compan Disposed on market 60.4 GBP -1367 Common Stock (1,367) 6/25/2021 Capital Research and Management Compan Acquired on market 60.29 GBP 3400 Common Stock 3,400 6/25/2021 Capital Research and Management Compan Acquired on market 60.29 GBP 174679 Common Stock 174,679 6/25/2021 Capital Research and Management Compan Acquired on market 60.61 GBP 1500 Common Stock 1,500 6/25/2021 Capital Research and Management Compan Acquired on market 60.61 GBP 74700 Common Stock 74,700 6/25/2021 Capital Research and Management Compan Acquired on market 60.32 GBP 7000 Common Stock 7,000 6/25/2021 Capital Research and Management Compan Acquired on market 60.32 GBP 377133 Common Stock 377,133 6/25/2021 Capital Research and Management Compan Acquired on market 60.4 GBP 1367 Common Stock 1,367 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -2787 Common Stock (2,787) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -5428 Common Stock (5,428) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -3754 Common Stock (3,754) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -4474 Common Stock (4,474) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -11745 Common Stock (11,745) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -8713 Common Stock (8,713) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -1828 Common Stock (1,828) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -1329 Common Stock (1,329) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -1211 Common Stock (1,211) 6/25/2021 Capital Research and Management Compan In-kind Disposition 60.62 GBP -2185 Common Stock (2,185) 6/25/2021 Capital Research and Management Compan Acquired on market 60.29 GBP 1000 Common Stock 1,000 6/25/2021 Capital Research and Management Compan Acquired on market 60.61 GBP 400 Common Stock 400 6/25/2021 Capital Research and Management Compan Acquired on market 60.32 GBP 1700 Common Stock 1,700 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 2787 Common Stock 2,787 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 5428 Common Stock 5,428 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 3754 Common Stock 3,754 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 4474 Common Stock 4,474

6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 11745 Common Stock 11,745 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 8713 Common Stock 8,713 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 1828 Common Stock 1,828 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 1329 Common Stock 1,329 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 1211 Common Stock 1,211 6/25/2021 Capital Research and Management Compan In-kind Acquisiton 60.62 GBP 2185 Common Stock 2,185 6/25/2021 Capital Research and Management Compan Disposed on market 84.82 USD -1 Common Stock (1) 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 18 Common Stock 18 6/25/2021 Capital Research and Management Compan Disposed on market 84.82 USD -4 Common Stock (4) 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 40 Common Stock 40 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 709 Common Stock 709 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 29 Common Stock 29 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 13 Common Stock 13 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 4 Common Stock 4 6/25/2021 Capital Research and Management Compan Acquired on market 84.82 USD 2 Common Stock 2 6/28/2021 Capital Bank & Trust Company Acquired on market 60.17 USD -1190 Common Stock (1,190) 6/28/2021 Group Private Client Services, Inc Disposed on market 60.14 USD -276 Common Stock (276) 6/28/2021 Group Private Client Services, Inc Disposed on market 60.14 USD -276 Common Stock (276) 6/28/2021 Group Private Client Services, Inc Disposed on market 60.14 USD 276 Common Stock 276 6/28/2021 Group Private Client Services, Inc Acquired on market 60.17 USD 1190 Common Stock 1,190 6/28/2021 Group Private Client Services, Inc Acquired on market 60.17 USD 1190 Common Stock 1,190 6/28/2021 Capital Research and Management Compan Acquired on market 60.2 GBP 3235 Common Stock 3,235 6/28/2021 Capital Research and Management Compan Disposed on market 60.31 GBP -529 Common Stock (529) 6/28/2021 Capital Research and Management Compan Acquired on market 60.14 GBP 100 Common Stock 100 6/28/2021 Capital Research and Management Compan Acquired on market 60.14 GBP 11 Common Stock 11 6/28/2021 Capital Research and Management Compan Acquired on market 60.37 GBP 3600 Common Stock 3,600 6/28/2021 Capital Research and Management Compan Acquired on market 60.37 GBP 188222 Common Stock 188,222 6/28/2021 Capital Research and Management Compan Acquired on market 60.14 GBP 9740 Common Stock 9,740 6/28/2021 Capital Research and Management Compan Acquired on market 60.14 GBP 200 Common Stock 200 6/28/2021 Capital Research and Management Compan Acquired on market 60.37 GBP 900 Common Stock 900 6/28/2021 Capital Research and Management Compan Acquired on market 60.37 GBP 400 Common Stock 400

6/28/2021 Capital Research and Management Compan Disposed on market 85.02 USD -1 Common Stock (1) 6/28/2021 Capital Research and Management Compan Acquired on market 85.02 USD 7 Common Stock 7 6/28/2021 Capital Research and Management Compan Acquired on market 85.02 USD 33 Common Stock 33 6/28/2021 Capital Research and Management Compan Acquired on market 85.02 USD 46 Common Stock 46 6/28/2021 Capital Research and Management Compan Acquired on market 85.02 USD 15 Common Stock 15 6/28/2021 Capital Research and Management Compan Acquired on market 85.02 USD 68 Common Stock 68 6/28/2021 Capital Research and Management Compan Acquired on market 85.02 USD 5 Common Stock 5 6/28/2021 Capital Research and Management Compan Disposed on market 85.02 USD -7 Common Stock (7) 6/29/2021 Capital Bank & Trust Company Acquired on market 60.07 USD -409 Common Stock (409) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.05 USD -1283 Common Stock (1,283) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.05 USD -1283 Common Stock (1,283) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.05 USD -389 Common Stock (389) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.05 USD -389 Common Stock (389) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.04 USD -316 Common Stock (316) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.04 USD -316 Common Stock (316) 6/29/2021 Capital Bank & Trust Company Disposed on market 60.04 USD 316 Common Stock 316 6/29/2021 Capital Bank & Trust Company Disposed on market 60.05 USD 389 Common Stock 389 6/29/2021 Capital Bank & Trust Company Disposed on market 60.05 USD 1283 Common Stock 1,283 6/29/2021 Group Private Client Services, Inc Disposed on market 60.05 USD -122 Common Stock (122) 6/29/2021 Group Private Client Services, Inc Disposed on market 60.05 USD -122 Common Stock (122) 6/29/2021 Group Private Client Services, Inc Disposed on market 60.05 USD 122 Common Stock 122 6/29/2021 Group Private Client Services, Inc Acquired on market 60.07 USD 409 Common Stock 409 6/29/2021 Group Private Client Services, Inc Acquired on market 60.07 USD 409 Common Stock 409 6/29/2021 Capital Research and Management Compan Acquired on market 59.97 GBP 700 Common Stock 700 6/29/2021 Capital Research and Management Compan Acquired on market 59.9 GBP 100 Common Stock 100 6/29/2021 Capital Research and Management Compan Acquired on market 59.97 GBP 400 Common Stock 400 6/29/2021 Capital Research and Management Compan Acquired on market 59.9 GBP 100 Common Stock 100 6/29/2021 Capital Research and Management Compan Acquired on market 60.28 GBP 208 Common Stock 208 6/29/2021 Capital Research and Management Compan Acquired on market 60.28 GBP 182 Common Stock 182 6/29/2021 Capital Research and Management Compan Disposed on market 59.91 GBP -951700 Common Stock (951,700) 6/29/2021 Capital Research and Management Compan Disposed on market 59.91 GBP -18000 Common Stock (18,000)

6/29/2021 Capital Research and Management Compan Acquired on market 59.97 GBP 1400 Common Stock 1,400 6/29/2021 Capital Research and Management Compan Acquired on market 59.97 GBP 73133 Common Stock 73,133 6/29/2021 Capital Research and Management Compan Acquired on market 59.9 GBP 600 Common Stock 600 6/29/2021 Capital Research and Management Compan Acquired on market 59.9 GBP 34341 Common Stock 34,341 6/29/2021 Capital Research and Management Compan Acquired on market 59.91 GBP 18000 Common Stock 18,000 6/29/2021 Capital Research and Management Compan Acquired on market 59.91 GBP 951700 Common Stock 951,700 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 48 Common Stock 48 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 10 Common Stock 10 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 15 Common Stock 15 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 1 Common Stock 1 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 10 Common Stock 10 6/29/2021 Capital Research and Management Compan Disposed on market 84.46 USD -4 Common Stock (4) 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 13 Common Stock 13 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 177 Common Stock 177 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 3 Common Stock 3 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 51 Common Stock 51 6/29/2021 Capital Research and Management Compan Disposed on market 84.46 USD -4 Common Stock (4) 6/29/2021 Capital Research and Management Compan Acquired on market 84.46 USD 5 Common Stock 5 6/30/2021 Capital International Investors Acquired on market 60.74 GBP 1656 Common Stock 1,656 6/30/2021 Capital International Investors Disposed on market 60.14 GBP -369 Common Stock (369) 6/30/2021 Group Private Client Services, Inc Acquired on market 60.74 USD -292 Common Stock (292) 6/30/2021 Group Private Client Services, Inc Acquired on market 60.74 USD 292 Common Stock 292 6/30/2021 Group Private Client Services, Inc Acquired on market 60.74 USD 292 Common Stock 292 6/30/2021 Capital Research and Management Compan Acquired on market 60.35 GBP 500 Common Stock 500 6/30/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 1700 Common Stock 1,700 6/30/2021 Capital Research and Management Compan Acquired on market 59.87 GBP 4400 Common Stock 4,400 6/30/2021 Capital Research and Management Compan Acquired on market 60.35 GBP 28846 Common Stock 28,846 6/30/2021 Capital Research and Management Compan Acquired on market 60.35 GBP 600 Common Stock 600 6/30/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 119900 Common Stock 119,900 6/30/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 2400 Common Stock 2,400 6/30/2021 Capital Research and Management Compan Acquired on market 59.87 GBP 5900 Common Stock 5,900

6/30/2021 Capital Research and Management Compan Acquired on market 59.87 GBP 310872 Common Stock 310,872 6/30/2021 Capital Research and Management Compan Acquired on market 59.85 GBP 175 Common Stock 175 6/30/2021 Capital Research and Management Compan Acquired on market 60.35 GBP 200 Common Stock 200 6/30/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 1000 Common Stock 1,000 6/30/2021 Capital Research and Management Compan Acquired on market 59.87 GBP 2600 Common Stock 2,600 6/30/2021 Capital Research and Management Compan Disposed on market 84.61 USD -6 Common Stock (6) 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 1 Common Stock 1 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 15 Common Stock 15 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 137 Common Stock 137 6/30/2021 Capital Research and Management Compan Disposed on market 84.61 USD -2 Common Stock (2) 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 3 Common Stock 3 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 1 Common Stock 1 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 7 Common Stock 7 6/30/2021 Capital Research and Management Compan Acquired on market 84.61 USD 7 Common Stock 7 7/1/2021 Capital Bank & Trust Company Acquired on market 60 USD 74 Common Stock 74 7/1/2021 Capital Bank & Trust Company Acquired on market 60 USD 74 Common Stock 74 7/1/2021 Group Private Client Services, Inc Transfer In 81.75 USD -158 Common Stock (158) 7/1/2021 Group Private Client Services, Inc Transfer out 81.75 USD -120 Common Stock (120) 7/1/2021 Group Private Client Services, Inc Acquired on market 59.63 USD -103 Common Stock (103) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -88 Common Stock (88) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -88 Common Stock (88) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -74 Common Stock (74) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -74 Common Stock (74) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -40 Common Stock (40) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -40 Common Stock (40) 7/1/2021 Group Private Client Services, Inc Transfer out 81.75 USD -38 Common Stock (38) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -30 Common Stock (30) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD -30 Common Stock (30) 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 30 Common Stock 30 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 30 Common Stock 30 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 30 Common Stock 30

7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 40 Common Stock 40 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 40 Common Stock 40 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 40 Common Stock 40 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 74 Common Stock 74 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 88 Common Stock 88 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 88 Common Stock 88 7/1/2021 Group Private Client Services, Inc Acquired on market 60 USD 88 Common Stock 88 7/1/2021 Group Private Client Services, Inc Acquired on market 59.63 USD 103 Common Stock 103 7/1/2021 Group Private Client Services, Inc Acquired on market 59.63 USD 103 Common Stock 103 7/1/2021 Group Private Client Services, Inc Transfer In 81.75 USD 158 Common Stock 158 7/1/2021 Group Private Client Services, Inc Transfer In 81.75 USD 158 Common Stock 158 7/1/2021 Capital Research and Management Compan Disposed on market 59.89 GBP -178 Common Stock (178) 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 20 Common Stock 20 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 20 Common Stock 20 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 11 Common Stock 11 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 24 Common Stock 24 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 3 Common Stock 3 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 12 Common Stock 12 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 6 Common Stock 6 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 30 Common Stock 30 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 19 Common Stock 19 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 266 Common Stock 266 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 1 Common Stock 1 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 176 Common Stock 176 7/1/2021 Capital Research and Management Compan Acquired on market 83.89 USD 2 Common Stock 2 7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 2 Common Stock 2 7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 46 Common Stock 46 7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 100 Common Stock 100 7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 4 Common Stock 4 7/2/2021 Capital Research and Management Compan Disposed on market 82.72 USD -38 Common Stock (38) 7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 5 Common Stock 5

7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 2 Common Stock 2 7/2/2021 Capital Research and Management Compan Disposed on market 82.72 USD -2 Common Stock (2) 7/2/2021 Capital Research and Management Compan Acquired on market 82.72 USD 24 Common Stock 24 7/6/2021 Capital Research and Management Compan Acquired on market 58.85 GBP 10722 Common Stock 10,722 7/6/2021 Capital Research and Management Compan Disposed on market 83.63 USD -4 Common Stock (4) 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 10 Common Stock 10 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 2 Common Stock 2 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 21 Common Stock 21 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 3 Common Stock 3 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 5 Common Stock 5 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 121 Common Stock 121 7/6/2021 Capital Research and Management Compan Disposed on market 83.63 USD -137 Common Stock (137) 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 4 Common Stock 4 7/6/2021 Capital Research and Management Compan Acquired on market 83.63 USD 1 Common Stock 1 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 125 Common Stock 125 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 3 Common Stock 3 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 58 Common Stock 58 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 2 Common Stock 2 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 2 Common Stock 2 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 1 Common Stock 1 7/7/2021 Capital Research and Management Compan Disposed on market 82.44 USD -2 Common Stock (2) 7/7/2021 Capital Research and Management Compan Acquired on market 82.44 USD 35 Common Stock 35 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 21 Common Stock 21 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 1 Common Stock 1 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 19 Common Stock 19 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 1 Common Stock 1 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 22 Common Stock 22 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 136 Common Stock 136 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 3 Common Stock 3 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 2 Common Stock 2 7/8/2021 Capital Research and Management Compan Acquired on market 84.33 USD 37 Common Stock 37

7/9/2021 Capital Research and Management Compan Acquired on market 61.06 GBP 192 Common Stock 192 7/9/2021 Capital Research and Management Compan Disposed on market 82.48 USD -5 Common Stock (5) 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 1 Common Stock 1 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 2 Common Stock 2 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 41 Common Stock 41 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 159 Common Stock 159 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 18 Common Stock 18 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 2 Common Stock 2 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 15 Common Stock 15 7/9/2021 Capital Research and Management Compan Acquired on market 82.48 USD 25 Common Stock 25 7/12/2021 Group Private Client Services, Inc Acquired on market 61.2 USD -115 Common Stock (115) 7/12/2021 Group Private Client Services, Inc Acquired on market 61.2 USD -115 Common Stock (115) 7/12/2021 Group Private Client Services, Inc Acquired on market 61.09 USD -107 Common Stock (107) 7/12/2021 Group Private Client Services, Inc Acquired on market 61.09 USD -19 Common Stock (19) 7/12/2021 Group Private Client Services, Inc Acquired on market 61.09 USD 19 Common Stock 19 7/12/2021 Group Private Client Services, Inc Acquired on market 61.09 USD 19 Common Stock 19 7/12/2021 Group Private Client Services, Inc Acquired on market 61.09 USD 107 Common Stock 107 7/12/2021 Group Private Client Services, Inc Acquired on market 61.09 USD 107 Common Stock 107 7/12/2021 Group Private Client Services, Inc Acquired on market 61.2 USD 115 Common Stock 115 7/12/2021 Group Private Client Services, Inc Acquired on market 61.2 USD 115 Common Stock 115 7/12/2021 Group Private Client Services, Inc Acquired on market 61.2 USD 115 Common Stock 115 7/12/2021 Capital Research and Management Compan Acquired on market 61.09 GBP 1258 Common Stock 1,258 7/12/2021 Capital Research and Management Compan Acquired on market 60.72 GBP 29700 Common Stock 29,700 7/12/2021 Capital Research and Management Compan Disposed on market 85.99 USD -26 Common Stock (26) 7/12/2021 Capital Research and Management Compan Disposed on market 85.99 USD -1 Common Stock (1) 7/12/2021 Capital Research and Management Compan Acquired on market 85.99 USD 2 Common Stock 2 7/12/2021 Capital Research and Management Compan Acquired on market 85.99 USD 23 Common Stock 23 7/12/2021 Capital Research and Management Compan Acquired on market 85.99 USD 177 Common Stock 177 7/12/2021 Capital Research and Management Compan Disposed on market 85.99 USD -5 Common Stock (5) 7/12/2021 Capital Research and Management Compan Disposed on market 85.99 USD -2 Common Stock (2) 7/12/2021 Capital Research and Management Compan Acquired on market 85.99 USD 114 Common Stock 114

7/13/2021 Group Private Client Services, Inc Acquired on market 61.59 USD -5 Common Stock (5) 7/13/2021 Group Private Client Services, Inc Acquired on market 61.59 USD 5 Common Stock 5 7/13/2021 Group Private Client Services, Inc Acquired on market 61.59 USD 5 Common Stock 5 7/13/2021 Capital Research and Management Compan Acquired on market 60.76 GBP 177 Common Stock 177 7/13/2021 Capital Research and Management Compan Acquired on market 60.99 GBP 666 Common Stock 666 7/13/2021 Capital Research and Management Compan Acquired on market 60.76 GBP 207 Common Stock 207 7/13/2021 Capital Research and Management Compan Acquired on market 60.76 GBP 209 Common Stock 209 7/13/2021 Capital Research and Management Compan Acquired on market 60.76 GBP 352 Common Stock 352 7/13/2021 Capital Research and Management Compan Disposed on market 86.03 USD -100 Common Stock (100) 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 367 Common Stock 367 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 141 Common Stock 141 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 1 Common Stock 1 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 5 Common Stock 5 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 24 Common Stock 24 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 3 Common Stock 3 7/13/2021 Capital Research and Management Compan Acquired on market 86.03 USD 6 Common Stock 6 7/13/2021 Capital Research and Management Compan Disposed on market 86.03 USD -3 Common Stock (3) 7/14/2021 Group Private Client Services, Inc Acquired on market 60.59 USD -30 Common Stock (30) 7/14/2021 Group Private Client Services, Inc Acquired on market 60.59 USD 30 Common Stock 30 7/14/2021 Group Private Client Services, Inc Acquired on market 60.59 USD 30 Common Stock 30 7/14/2021 Capital Research and Management Compan Disposed on market 60.88 GBP -1985 Common Stock (1,985) 7/14/2021 Capital Research and Management Compan Acquired on market 60.88 GBP 536 Common Stock 536 7/14/2021 Capital Research and Management Compan Acquired on market 60.86 GBP 483 Common Stock 483 7/14/2021 Capital Research and Management Compan Acquired on market 60.87 GBP 525 Common Stock 525 7/14/2021 Capital Research and Management Compan Disposed on market 60.88 GBP -1061 Common Stock (1,061) 7/14/2021 Capital Research and Management Compan Acquired on market 85.69 USD 417 Common Stock 417 7/14/2021 Capital Research and Management Compan Acquired on market 60.86 GBP 157 Common Stock 157 7/14/2021 Capital Research and Management Compan Acquired on market 60.88 GBP 118 Common Stock 118 7/14/2021 Capital Research and Management Compan Acquired on market 60.88 GBP 186 Common Stock 186 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 42 Common Stock 42 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 28 Common Stock 28

7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 8 Common Stock 8 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 7 Common Stock 7 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 3 Common Stock 3 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 84 Common Stock 84 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 8 Common Stock 8 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 57 Common Stock 57 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 142 Common Stock 142 7/14/2021 Capital Research and Management Compan Acquired on market 85.18 USD 3 Common Stock 3 7/15/2021 Capital Research and Management Compan Acquired on market 61.45 GBP 198 Common Stock 198 7/15/2021 Capital Research and Management Compan Disposed on market 61.42 GBP -2869 Common Stock (2,869) 7/15/2021 Capital Research and Management Compan Disposed on market 61.33 GBP -596 Common Stock (596) 7/15/2021 Capital Research and Management Compan Disposed on market 61.2 GBP -1475 Common Stock (1,475) 7/15/2021 Capital Research and Management Compan Disposed on market 61.46 GBP -153 Common Stock (153) 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 249 Common Stock 249 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 96 Common Stock 96 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 23 Common Stock 23 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 114 Common Stock 114 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 5 Common Stock 5 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 11 Common Stock 11 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 5 Common Stock 5 7/15/2021 Capital Research and Management Compan Acquired on market 85.73 USD 1 Common Stock 1 7/16/2021 Group Private Client Services, Inc Acquired on market 61.74 USD -66 Common Stock (66) 7/16/2021 Group Private Client Services, Inc Acquired on market 61.74 USD 66 Common Stock 66 7/16/2021 Group Private Client Services, Inc Acquired on market 61.74 USD 66 Common Stock 66 7/16/2021 Capital Research and Management Compan Disposed on market 59.31 GBP -187 Common Stock (187) 7/16/2021 Capital Research and Management Compan Acquired on market 59.31 GBP 220 Common Stock 220 7/16/2021 Capital Research and Management Compan Acquired on market 59.54 GBP 106 Common Stock 106 7/16/2021 Capital Research and Management Compan Acquired on market 86.25 USD 7 Common Stock 7 7/16/2021 Capital Research and Management Compan Disposed on market 86.25 USD -4 Common Stock (4) 7/16/2021 Capital Research and Management Compan Acquired on market 86.25 USD 3 Common Stock 3 7/16/2021 Capital Research and Management Compan Disposed on market 86.25 USD -18 Common Stock (18)

7/16/2021 Capital Research and Management Compan Acquired on market 86.25 USD 158 Common Stock 158 7/16/2021 Capital Research and Management Compan Disposed on market 86.25 USD -44 Common Stock (44) 7/16/2021 Capital Research and Management Compan Disposed on market 86.25 USD -11 Common Stock (11) 7/19/2021 Group Private Client Services, Inc Transfer out 80.23 USD -160 Common Stock (160) 7/19/2021 Group Private Client Services, Inc Transfer In 80.23 USD -160 Common Stock (160) 7/19/2021 Group Private Client Services, Inc Transfer In 80.23 USD 160 Common Stock 160 7/19/2021 Group Private Client Services, Inc Transfer In 80.23 USD 160 Common Stock 160 7/19/2021 Capital Research and Management Compan Acquired on market 57.55 GBP 196 Common Stock 196 7/19/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -570 Common Stock (570) 7/19/2021 Capital Research and Management Compan Disposed on market 57.55 GBP -989 Common Stock (989) 7/19/2021 Capital Research and Management Compan Acquired on market 82.79 USD 9 Common Stock 9 7/19/2021 Capital Research and Management Compan Acquired on market 82.79 USD 3 Common Stock 3 7/19/2021 Capital Research and Management Compan Acquired on market 82.79 USD 128 Common Stock 128 7/19/2021 Capital Research and Management Compan Disposed on market 82.79 USD -356 Common Stock (356) 7/19/2021 Capital Research and Management Compan Disposed on market 82.79 USD -3 Common Stock (3) 7/19/2021 Capital Research and Management Compan Disposed on market 82.79 USD -180 Common Stock (180) 7/19/2021 Capital Research and Management Compan Acquired on market 82.79 USD 10 Common Stock 10 7/19/2021 Capital Research and Management Compan Disposed on market 82.79 USD -9 Common Stock (9) 7/19/2021 Capital Research and Management Compan Acquired on market 82.79 USD 32 Common Stock 32 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD -189 Common Stock (189) 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD -158 Common Stock (158) 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD -158 Common Stock (158) 7/20/2021 Group Private Client Services, Inc Transfer out 79.42 USD -158 Common Stock (158) 7/20/2021 Group Private Client Services, Inc Transfer out 79.42 USD -158 Common Stock (158) 7/20/2021 Group Private Client Services, Inc Acquired on market 58.15 USD -116 Common Stock (116) 7/20/2021 Group Private Client Services, Inc Transfer out 79.42 USD -114 Common Stock (114) 7/20/2021 Group Private Client Services, Inc Transfer out 79.42 USD -75 Common Stock (75) 7/20/2021 Group Private Client Services, Inc Acquired on market 58.15 USD 116 Common Stock 116 7/20/2021 Group Private Client Services, Inc Acquired on market 58.15 USD 116 Common Stock 116 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD 158 Common Stock 158 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD 158 Common Stock 158

7/20/2021 Group Private Client Services, Inc Transfer out 79.42 USD 158 Common Stock 158 7/20/2021 Group Private Client Services, Inc Transfer In 79.53 USD 158 Common Stock 158 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD 189 Common Stock 189 7/20/2021 Group Private Client Services, Inc Transfer In 79.42 USD 189 Common Stock 189 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 27 Common Stock 27 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 10 Common Stock 10 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 1 Common Stock 1 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 10 Common Stock 10 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 600 Common Stock 600 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 38 Common Stock 38 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 3 Common Stock 3 7/20/2021 Capital Research and Management Compan Acquired on market 80.23 USD 59 Common Stock 59 7/21/2021 Group Private Client Services, Inc Transfer out 80.41 USD -165 Common Stock (165) 7/21/2021 Group Private Client Services, Inc Transfer out 80.41 USD -100 Common Stock (100) 7/21/2021 Group Private Client Services, Inc Transfer out 80.41 USD -70 Common Stock (70) 7/21/2021 Group Private Client Services, Inc Transfer out 80.41 USD -15 Common Stock (15) 7/21/2021 Capital Research and Management Compan Acquired on market 59.75 GBP 619 Common Stock 619 7/21/2021 Capital Research and Management Compan Disposed on market 81.45 USD -119 Common Stock (119) 7/21/2021 Capital Research and Management Compan Acquired on market 81.45 USD 2 Common Stock 2 7/21/2021 Capital Research and Management Compan Acquired on market 81.45 USD 25 Common Stock 25 7/21/2021 Capital Research and Management Compan Acquired on market 81.45 USD 85 Common Stock 85 7/21/2021 Capital Research and Management Compan Disposed on market 81.45 USD -1 Common Stock (1) 7/21/2021 Capital Research and Management Compan Acquired on market 81.45 USD 5 Common Stock 5 7/21/2021 Capital Research and Management Compan Acquired on market 81.45 USD 21 Common Stock 21 7/22/2021 Capital Bank & Trust Company Transfer In 110.6 USD -350 Common Stock (350) 7/22/2021 Capital Bank & Trust Company Transfer In 110.6 USD 350 Common Stock 350 7/22/2021 Capital Bank & Trust Company Transfer In 112.56 USD 189 Common Stock 189 7/22/2021 Capital Bank & Trust Company Transfer In 112.56 USD 189 Common Stock 189 7/22/2021 Group Private Client Services, Inc Transfer out 112.56 USD -189 Common Stock (189) 7/22/2021 Group Private Client Services, Inc Transfer In 112.56 USD -189 Common Stock (189) 7/22/2021 Group Private Client Services, Inc Acquired on market 59.49 USD -108 Common Stock (108)

7/22/2021 Group Private Client Services, Inc Acquired on market 59.49 USD 108 Common Stock 108 7/22/2021 Group Private Client Services, Inc Acquired on market 59.49 USD 108 Common Stock 108 7/22/2021 Group Private Client Services, Inc Transfer In 110.6 USD 350 Common Stock 350 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 119 Common Stock 119 7/22/2021 Capital Research and Management Compan Disposed on market 82.94 USD -9 Common Stock (9) 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 3 Common Stock 3 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 1 Common Stock 1 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 131 Common Stock 131 7/22/2021 Capital Research and Management Compan Disposed on market 82.94 USD -1 Common Stock (1) 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 12 Common Stock 12 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 11 Common Stock 11 7/22/2021 Capital Research and Management Compan Acquired on market 82.94 USD 70 Common Stock 70 7/23/2021 Capital Bank & Trust Company Acquired on market 82.77 USD 63 Common Stock 63 7/23/2021 Capital Research and Management Compan Acquired on market 82.08 USD 153 Common Stock 153 7/23/2021 Capital Research and Management Compan Acquired on market 82.08 USD 1 Common Stock 1 7/23/2021 Capital Research and Management Compan Acquired on market 82.08 USD 110 Common Stock 110 7/23/2021 Capital Research and Management Compan Disposed on market 82.08 USD -2 Common Stock (2) 7/23/2021 Capital Research and Management Compan Acquired on market 82.08 USD 87 Common Stock 87 7/23/2021 Capital Research and Management Compan Disposed on market 82.08 USD -15 Common Stock (15) 7/23/2021 Capital Research and Management Compan Disposed on market 82.08 USD -2 Common Stock (2) 7/23/2021 Capital Research and Management Compan Disposed on market 82.08 USD -22 Common Stock (22) 7/23/2021 Capital Research and Management Compan Acquired on market 82.08 USD 18 Common Stock 18 7/26/2021 Capital Bank & Trust Company Transfer In 84.45 USD 38 Common Stock 38 7/26/2021 Group Private Client Services, Inc Transfer out 112.82 USD -158 Common Stock (158) 7/26/2021 Group Private Client Services, Inc Transfer In 112.82 USD -158 Common Stock (158) 7/26/2021 Group Private Client Services, Inc Transfer In 112.82 USD -158 Common Stock (158) 7/26/2021 Group Private Client Services, Inc Transfer out 84.45 USD -158 Common Stock (158) 7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD -120 Common Stock (120) 7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD -38 Common Stock (38) 7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD -38 Common Stock (38) 7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD 38 Common Stock 38

7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD 38 Common Stock 38 7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD 120 Common Stock 120 7/26/2021 Group Private Client Services, Inc Transfer In 84.45 USD 120 Common Stock 120 7/26/2021 Group Private Client Services, Inc Transfer out 112.82 USD 158 Common Stock 158 7/26/2021 Group Private Client Services, Inc Transfer In 112.82 USD 158 Common Stock 158 7/26/2021 Group Private Client Services, Inc Transfer In 112.82 USD 158 Common Stock 158 7/26/2021 Capital Research and Management Compan Acquired on market 60.9 GBP 155 Common Stock 155 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 44 Common Stock 44 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 1 Common Stock 1 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 7 Common Stock 7 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 171 Common Stock 171 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 12 Common Stock 12 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 4 Common Stock 4 7/26/2021 Capital Research and Management Compan Disposed on market 82.08 USD -98 Common Stock (98) 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 61 Common Stock 61 7/26/2021 Capital Research and Management Compan Acquired on market 82.77 USD 184 Common Stock 184 7/27/2021 Capital Bank & Trust Company Acquired on market 60.63 USD 111 Common Stock 111 7/27/2021 Group Private Client Services, Inc Transfer out 83.84 USD -134 Common Stock (134) 7/27/2021 Group Private Client Services, Inc Transfer In 83.84 USD -134 Common Stock (134) 7/27/2021 Group Private Client Services, Inc Transfer out 83.84 USD -134 Common Stock (134) 7/27/2021 Group Private Client Services, Inc Acquired on market 60.63 USD -111 Common Stock (111) 7/27/2021 Group Private Client Services, Inc Acquired on market 60.63 USD 111 Common Stock 111 7/27/2021 Group Private Client Services, Inc Transfer out 83.84 USD 134 Common Stock 134 7/27/2021 Group Private Client Services, Inc Transfer In 83.84 USD 134 Common Stock 134 7/27/2021 Group Private Client Services, Inc Transfer In 83.84 USD 134 Common Stock 134 7/27/2021 Capital Research and Management Compan Acquired on market 59.86 GBP 383 Common Stock 383 7/27/2021 Capital Research and Management Compan Acquired on market 59.91 GBP 180 Common Stock 180 7/27/2021 Capital Research and Management Compan Acquired on market 60.41 GBP 1349 Common Stock 1,349 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 141 Common Stock 141 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 88 Common Stock 88 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 12 Common Stock 12

7/27/2021 Capital Research and Management Compan Disposed on market 86.05 USD -16 Common Stock (16) 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 5 Common Stock 5 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 26 Common Stock 26 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 2 Common Stock 2 7/27/2021 Capital Research and Management Compan Acquired on market 86.05 USD 3 Common Stock 3 7/28/2021 Capital International Investors Disposed on market 59.91 GBP -3251 Common Stock (3,251) 7/28/2021 Capital International Investors Disposed on market 59.91 GBP -854 Common Stock (854) 7/28/2021 Capital Research and Management Compan Acquired on market 61.17 GBP 700 Common Stock 700 7/28/2021 Capital Research and Management Compan Acquired on market 61.38 GBP 100 Common Stock 100 7/28/2021 Capital Research and Management Compan Acquired on market 61.31 GBP 104 Common Stock 104 7/28/2021 Capital Research and Management Compan Acquired on market 61.17 GBP 124300 Common Stock 124,300 7/28/2021 Capital Research and Management Compan Acquired on market 61.38 GBP 14407 Common Stock 14,407 7/28/2021 Capital Research and Management Compan Acquired on market 61.31 GBP 11290 Common Stock 11,290 7/28/2021 Capital Research and Management Compan Disposed on market 60.16 GBP -177 Common Stock (177) 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 14 Common Stock 14 7/28/2021 Capital Research and Management Compan Disposed on market 82.78 USD -3 Common Stock (3) 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 7 Common Stock 7 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 70 Common Stock 70 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 27 Common Stock 27 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 1 Common Stock 1 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 2 Common Stock 2 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 42 Common Stock 42 7/28/2021 Capital Research and Management Compan Disposed on market 82.78 USD -13 Common Stock (13) 7/28/2021 Capital Research and Management Compan Acquired on market 82.78 USD 2 Common Stock 2 7/29/2021 Capital Research and Management Compan Acquired on market 62.85 GBP 462 Common Stock 462 7/29/2021 Capital Research and Management Compan Acquired on market 88.6 USD 513 Common Stock 513 7/29/2021 Capital Research and Management Compan Acquired on market 62.85 GBP 88500 Common Stock 88,500 7/29/2021 Capital Research and Management Compan Acquired on market 62.95 GBP 169 Common Stock 169 7/29/2021 Capital Research and Management Compan Acquired on market 62.78 GBP 1230 Common Stock 1,230 7/29/2021 Capital Research and Management Compan Disposed on market 86.62 USD -6 Common Stock (6) 7/29/2021 Capital Research and Management Compan Disposed on market 86.62 USD -9 Common Stock (9)

7/29/2021 Capital Research and Management Compan Disposed on market 86.62 USD -13 Common Stock (13) 7/29/2021 Capital Research and Management Compan Acquired on market 86.62 USD 5 Common Stock 5 7/29/2021 Capital Research and Management Compan Acquired on market 86.62 USD 493 Common Stock 493 7/29/2021 Capital Research and Management Compan Acquired on market 86.62 USD 3 Common Stock 3 7/29/2021 Capital Research and Management Compan Disposed on market 86.62 USD -37 Common Stock (37) 7/29/2021 Capital Research and Management Compan Disposed on market 86.62 USD -4 Common Stock (4) 7/29/2021 Capital Research and Management Compan Acquired on market 86.62 USD 35 Common Stock 35 7/29/2021 Capital Research and Management Compan Acquired on market 86.62 USD 8 Common Stock 8 7/30/2021 Group Private Client Services, Inc Transfer out 122.01 USD -134 Common Stock (134) 7/30/2021 Group Private Client Services, Inc Transfer In 122.01 USD -134 Common Stock (134) 7/30/2021 Group Private Client Services, Inc Transfer In 122.01 USD 134 Common Stock 134 7/30/2021 Group Private Client Services, Inc Transfer In 84.8 USD 134 Common Stock 134 7/30/2021 Capital Research and Management Compan Disposed on market 87.04 USD -515 Common Stock (515) 7/30/2021 Capital Research and Management Compan Acquired on market 88.67 USD 21 Common Stock 21 7/30/2021 Capital Research and Management Compan Disposed on market 88.67 USD -7 Common Stock (7) 7/30/2021 Capital Research and Management Compan Disposed on market 88.67 USD -3 Common Stock (3) 7/30/2021 Capital Research and Management Compan Disposed on market 88.67 USD -37 Common Stock (37) 7/30/2021 Capital Research and Management Compan Disposed on market 88.67 USD -1 Common Stock (1) 7/30/2021 Capital Research and Management Compan Acquired on market 88.67 USD 140 Common Stock 140 7/30/2021 Capital Research and Management Compan Acquired on market 88.67 USD 57 Common Stock 57 7/30/2021 Capital Research and Management Compan Acquired on market 88.67 USD 69 Common Stock 69 7/30/2021 Capital Research and Management Compan Acquired on market 88.67 USD 2 Common Stock 2 8/2/2021 Capital Research and Management Compan Acquired on market 62.59 GBP 474 Common Stock 474 8/2/2021 Capital Research and Management Compan Acquired on market 62.16 GBP 192 Common Stock 192 8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 61 Common Stock 61 8/2/2021 Capital Research and Management Compan Disposed on market 86.31 USD -43 Common Stock (43) 8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 140 Common Stock 140 8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 6 Common Stock 6 8/2/2021 Capital Research and Management Compan Disposed on market 86.31 USD -2 Common Stock (2) 8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 1075 Common Stock 1,075 8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 98 Common Stock 98

8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 2 Common Stock 2 8/2/2021 Capital Research and Management Compan Acquired on market 86.31 USD 2 Common Stock 2 8/3/2021 Capital Bank & Trust Company Transfer In 89.39 USD -127 Common Stock (127) 8/3/2021 Group Private Client Services, Inc Transfer In 89.39 USD 127 Common Stock 127 8/3/2021 Group Private Client Services, Inc Transfer In 89.39 USD 127 Common Stock 127 8/3/2021 Capital Research and Management Compan Acquired on market 62.81 GBP 192 Common Stock 192 8/3/2021 Capital Research and Management Compan Acquired on market 62.81 GBP 193 Common Stock 193 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 53 Common Stock 53 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 2 Common Stock 2 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 25 Common Stock 25 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 5 Common Stock 5 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 7 Common Stock 7 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 96 Common Stock 96 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 5 Common Stock 5 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 101 Common Stock 101 8/3/2021 Capital Research and Management Compan Acquired on market 87.3 USD 1 Common Stock 1 8/4/2021 Group Private Client Services, Inc Acquired on market 63.15 USD -69 Common Stock (69) 8/4/2021 Group Private Client Services, Inc Acquired on market 63.15 USD 69 Common Stock 69 8/4/2021 Group Private Client Services, Inc Acquired on market 63.15 USD 69 Common Stock 69 8/4/2021 Capital Research and Management Compan Acquired on market 88.79 USD 504 Common Stock 504 8/4/2021 Capital Research and Management Compan Disposed on market 89.39 USD -39 Common Stock (39) 8/4/2021 Capital Research and Management Compan Acquired on market 89.39 USD 3 Common Stock 3 8/4/2021 Capital Research and Management Compan Acquired on market 89.39 USD 8 Common Stock 8 8/4/2021 Capital Research and Management Compan Disposed on market 89.39 USD -34 Common Stock (34) 8/4/2021 Capital Research and Management Compan Acquired on market 89.39 USD 1 Common Stock 1 8/4/2021 Capital Research and Management Compan Disposed on market 89.39 USD -1 Common Stock (1) 8/4/2021 Capital Research and Management Compan Acquired on market 89.39 USD 23 Common Stock 23 8/5/2021 Group Private Client Services, Inc Acquired on market 62.52 USD -78 Common Stock (78) 8/5/2021 Group Private Client Services, Inc Acquired on market 62.52 USD 78 Common Stock 78 8/5/2021 Group Private Client Services, Inc Acquired on market 62.52 USD 78 Common Stock 78 8/5/2021 Capital International Investors Disposed on market 62.5 USD -36 Common Stock (36)

8/5/2021 Capital International Investors Disposed on market 62.5 USD -36 Common Stock (36) 8/5/2021 Capital International Investors Disposed on market 62.5 USD 36 Common Stock 36 8/5/2021 Capital Research and Management Compan Acquired on market 60.28 GBP 107 Common Stock 107 8/5/2021 Capital Research and Management Compan Acquired on market 88.53 USD 6 Common Stock 6 8/5/2021 Capital Research and Management Compan Disposed on market 88.53 USD -1 Common Stock (1) 8/5/2021 Capital Research and Management Compan Acquired on market 88.53 USD 4 Common Stock 4 8/5/2021 Capital Research and Management Compan Acquired on market 88.53 USD 4 Common Stock 4 8/5/2021 Capital Research and Management Compan Acquired on market 88.53 USD 173 Common Stock 173 8/5/2021 Capital Research and Management Compan Acquired on market 88.53 USD 26 Common Stock 26 8/5/2021 Capital Research and Management Compan Acquired on market 88.53 USD 25 Common Stock 25 8/6/2021 Capital Research and Management Compan Acquired on market 84.99 USD 83 Common Stock 83 8/6/2021 Capital Research and Management Compan Acquired on market 84.94 USD 55 Common Stock 55 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 99 Common Stock 99 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 1 Common Stock 1 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 84 Common Stock 84 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 23 Common Stock 23 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 2 Common Stock 2 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 6 Common Stock 6 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 15 Common Stock 15 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 15 Common Stock 15 8/6/2021 Capital Research and Management Compan Acquired on market 84.74 USD 1 Common Stock 1 8/9/2021 Capital International Limited Disposed on market 60.48 GBP -460 Common Stock (460) 8/9/2021 Capital Research and Management Compan Acquired on market 60.03 GBP 200 Common Stock 200 8/9/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 1201 Common Stock 1,201 8/9/2021 Capital Research and Management Compan Acquired on market 60.4 GBP 634 Common Stock 634 8/9/2021 Capital Research and Management Compan Acquired on market 60.03 GBP 85119 Common Stock 85,119 8/9/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 359400 Common Stock 359,400 8/9/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 700 Common Stock 700 8/9/2021 Capital Research and Management Compan Acquired on market 60.03 GBP 100 Common Stock 100 8/9/2021 Capital Research and Management Compan Acquired on market 60.03 GBP 400 Common Stock 400 8/9/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 1400 Common Stock 1,400

8/9/2021 Capital Research and Management Compan Acquired on market 60.48 GBP 500 Common Stock 500 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 1 Common Stock 1 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 2 Common Stock 2 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 7 Common Stock 7 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 1 Common Stock 1 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 5 Common Stock 5 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 90 Common Stock 90 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 82 Common Stock 82 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 1 Common Stock 1 8/9/2021 Capital Research and Management Compan Acquired on market 84.97 USD 4 Common Stock 4 8/10/2021 Group Private Client Services, Inc Acquired on market 60.92 USD -28 Common Stock (28) 8/10/2021 Group Private Client Services, Inc Acquired on market 60.92 USD 28 Common Stock 28 8/10/2021 Capital Research and Management Compan Acquired on market 61.09 GBP 355 Common Stock 355 8/10/2021 Capital Research and Management Compan Acquired on market 61.09 GBP 285 Common Stock 285 8/10/2021 Capital Research and Management Compan Acquired on market 61.09 GBP 560 Common Stock 560 8/10/2021 Capital Research and Management Compan Acquired on market 61.09 GBP 154 Common Stock 154 8/10/2021 Capital Research and Management Compan Acquired on market 61.64 GBP 37 Common Stock 37 8/10/2021 Capital Research and Management Compan Acquired on market 61.09 GBP 138646 Common Stock 138,646 8/10/2021 Capital Research and Management Compan Acquired on market 85.57 USD 71 Common Stock 71 8/10/2021 Capital Research and Management Compan Disposed on market 85.57 USD -60 Common Stock (60) 8/10/2021 Capital Research and Management Compan Acquired on market 85.57 USD 12 Common Stock 12 8/10/2021 Capital Research and Management Compan Acquired on market 85.57 USD 512 Common Stock 512 8/10/2021 Capital Research and Management Compan Disposed on market 85.57 USD -13 Common Stock (13) 8/10/2021 Capital Research and Management Compan Acquired on market 85.57 USD 8 Common Stock 8 8/10/2021 Capital Research and Management Compan Disposed on market 85.57 USD -666 Common Stock (666) 8/10/2021 Capital Research and Management Compan Acquired on market 85.57 USD 6 Common Stock 6 8/11/2021 Capital Research and Management Compan Disposed on market 61.03 GBP -656 Common Stock (656) 8/11/2021 Capital Research and Management Compan Acquired on market 61.01 GBP 190 Common Stock 190 8/11/2021 Capital Research and Management Compan Acquired on market 86.94 USD 3 Common Stock 3 8/11/2021 Capital Research and Management Compan Acquired on market 86.94 USD 5 Common Stock 5 8/11/2021 Capital Research and Management Compan Acquired on market 86.94 USD 31 Common Stock 31

8/11/2021 Capital Research and Management Compan Acquired on market 86.94 USD 1 Common Stock 1 8/11/2021 Capital Research and Management Compan Acquired on market 86.94 USD 82 Common Stock 82 8/11/2021 Capital Research and Management Compan Acquired on market 86.94 USD 53 Common Stock 53 8/12/2021 Group Private Client Services, Inc Acquired on market 57 USD -19 Common Stock (19) 8/12/2021 Group Private Client Services, Inc Acquired on market 57 USD 19 Common Stock 19 8/12/2021 Group Private Client Services, Inc Acquired on market 57 USD 19 Common Stock 19 8/12/2021 Capital Research and Management Compan Acquired on market 56.37 GBP 207 Common Stock 207 8/12/2021 Capital Research and Management Compan Acquired on market 56.37 GBP 36 Common Stock 36 8/12/2021 Capital Research and Management Compan Acquired on market 56.55 GBP 1425 Common Stock 1,425 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 39 Common Stock 39 8/12/2021 Capital Research and Management Compan Disposed on market 86.1 USD -1 Common Stock (1) 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 74 Common Stock 74 8/12/2021 Capital Research and Management Compan Disposed on market 86.1 USD -33 Common Stock (33) 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 3 Common Stock 3 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 29 Common Stock 29 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 5 Common Stock 5 8/12/2021 Capital Research and Management Compan Disposed on market 86.1 USD -1 Common Stock (1) 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 38 Common Stock 38 8/12/2021 Capital Research and Management Compan Acquired on market 86.1 USD 4 Common Stock 4 8/13/2021 Capital Research and Management Compan Disposed on market 56.33 GBP -1487 Common Stock (1,487) 8/13/2021 Capital Research and Management Compan Acquired on market 56.33 GBP 169 Common Stock 169 8/13/2021 Capital Research and Management Compan Disposed on market 56.48 GBP -1426 Common Stock (1,426) 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 40 Common Stock 40 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 8 Common Stock 8 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 2 Common Stock 2 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 9 Common Stock 9 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 1 Common Stock 1 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 2 Common Stock 2 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 8 Common Stock 8 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 59 Common Stock 59 8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 4 Common Stock 4

8/13/2021 Capital Research and Management Compan Acquired on market 79.16 USD 255 Common Stock 255 8/16/2021 Group Private Client Services, Inc Transfer out 76.69 USD -209 Common Stock (209) 8/16/2021 Group Private Client Services, Inc Transfer In 76.69 USD -209 Common Stock (209) 8/16/2021 Group Private Client Services, Inc Transfer In 76.69 USD 209 Common Stock 209 8/16/2021 Group Private Client Services, Inc Transfer In 76.69 USD 209 Common Stock 209 8/16/2021 Capital Research and Management Compan Disposed on market 79.44 USD -22 Common Stock (22) 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 1 Common Stock 1 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 230 Common Stock 230 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 396 Common Stock 396 8/16/2021 Capital Research and Management Compan Disposed on market 79.44 USD -1 Common Stock (1) 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 3 Common Stock 3 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 5 Common Stock 5 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 2 Common Stock 2 8/16/2021 Capital Research and Management Compan Acquired on market 79.44 USD 27 Common Stock 27 8/17/2021 Group Private Client Services, Inc Acquired on market 55.2 USD -48 Common Stock (48) 8/17/2021 Group Private Client Services, Inc Acquired on market 55.2 USD 48 Common Stock 48 8/17/2021 Group Private Client Services, Inc Acquired on market 55.2 USD 48 Common Stock 48 8/17/2021 Capital Research and Management Compan Disposed on market 55.09 GBP -2651 Common Stock (2,651) 8/17/2021 Capital Research and Management Compan Acquired on market 54.79 GBP 216 Common Stock 216 8/17/2021 Capital Research and Management Compan Acquired on market 78.03 USD 18 Common Stock 18 8/17/2021 Capital Research and Management Compan Acquired on market 78.03 USD 2 Common Stock 2 8/17/2021 Capital Research and Management Compan Acquired on market 78.03 USD 128 Common Stock 128 8/17/2021 Capital Research and Management Compan Acquired on market 78.03 USD 109 Common Stock 109 8/17/2021 Capital Research and Management Compan Disposed on market 78.03 USD -2 Common Stock (2) 8/17/2021 Capital Research and Management Compan Acquired on market 78.03 USD 33 Common Stock 33 8/17/2021 Capital Research and Management Compan Acquired on market 78.03 USD 55 Common Stock 55 8/18/2021 Capital Bank & Trust Company Transfer In 73.42 USD -157 Common Stock (157) 8/18/2021 Capital Bank & Trust Company Transfer In 73.42 USD 157 Common Stock 157 8/18/2021 Group Private Client Services, Inc Transfer In 73.42 USD -400 Common Stock (400) 8/18/2021 Group Private Client Services, Inc Transfer out 73.42 USD -200 Common Stock (200) 8/18/2021 Group Private Client Services, Inc Transfer out 73.42 USD -200 Common Stock (200)

8/18/2021 Group Private Client Services, Inc Acquired on market 55.14 USD -110 Common Stock (110) 8/18/2021 Group Private Client Services, Inc Transfer out 73.42 USD -55 Common Stock (55) 8/18/2021 Group Private Client Services, Inc Transfer out 73.42 USD -55 Common Stock (55) 8/18/2021 Group Private Client Services, Inc Transfer out 73.42 USD -28 Common Stock (28) 8/18/2021 Group Private Client Services, Inc Transfer out 73.42 USD -19 Common Stock (19) 8/18/2021 Group Private Client Services, Inc Acquired on market 55.14 USD 110 Common Stock 110 8/18/2021 Group Private Client Services, Inc Acquired on market 55.14 USD 110 Common Stock 110 8/18/2021 Group Private Client Services, Inc Transfer In 73.42 USD 157 Common Stock 157 8/18/2021 Group Private Client Services, Inc Transfer In 73.42 USD 400 Common Stock 400 8/18/2021 Group Private Client Services, Inc Transfer In 73.42 USD 400 Common Stock 400 8/18/2021 Capital Research and Management Compan Disposed on market 74.92 USD -7415 Common Stock (7,415) 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 75 Common Stock 75 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 3 Common Stock 3 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 106 Common Stock 106 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 1 Common Stock 1 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 95 Common Stock 95 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 5 Common Stock 5 8/18/2021 Capital Research and Management Compan Acquired on market 76.83 USD 39 Common Stock 39 8/19/2021 Capital Research and Management Compan Acquired on market 52.05 GBP 80 Common Stock 80 8/19/2021 Capital Research and Management Compan Acquired on market 74.13 USD 1 Common Stock 1 8/19/2021 Capital Research and Management Compan Acquired on market 74.13 USD 3 Common Stock 3 8/19/2021 Capital Research and Management Compan Disposed on market 74.13 USD -18 Common Stock (18) 8/19/2021 Capital Research and Management Compan Disposed on market 74.13 USD -1 Common Stock (1) 8/19/2021 Capital Research and Management Compan Acquired on market 74.13 USD 269 Common Stock 269 8/19/2021 Capital Research and Management Compan Disposed on market 74.13 USD -2 Common Stock (2) 8/19/2021 Capital Research and Management Compan Acquired on market 74.13 USD 48 Common Stock 48 8/19/2021 Capital Research and Management Compan Acquired on market 74.13 USD 95 Common Stock 95 8/20/2021 Capital Bank & Trust Company Transfer out 71.2 USD -209 Common Stock (209) 8/20/2021 Capital Bank & Trust Company Transfer out 71.2 USD -157 Common Stock (157) 8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -615 Common Stock (615) 8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -189 Common Stock (189)

8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -150 Common Stock (150) 8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -147 Common Stock (147) 8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -110 Common Stock (110) 8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -107 Common Stock (107) 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD -80 Common Stock (80) 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD -76 Common Stock (76) 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD -58 Common Stock (58) 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD -27 Common Stock (27) 8/20/2021 Group Private Client Services, Inc Transfer In 71.14 USD -27 Common Stock (27) 8/20/2021 Group Private Client Services, Inc Transfer In 71.14 USD -27 Common Stock (27) 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD -27 Common Stock (27) 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD -25 Common Stock (25) 8/20/2021 Group Private Client Services, Inc Transfer out 71.2 USD -16 Common Stock (16) 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 19 Common Stock 19 8/20/2021 Group Private Client Services, Inc Transfer out 71.14 USD 27 Common Stock 27 8/20/2021 Group Private Client Services, Inc Transfer In 71.14 USD 27 Common Stock 27 8/20/2021 Group Private Client Services, Inc Transfer In 71.14 USD 27 Common Stock 27 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 27 Common Stock 27 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 28 Common Stock 28 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 55 Common Stock 55 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 55 Common Stock 55 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 56 Common Stock 56 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 75 Common Stock 75 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 107 Common Stock 107 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 110 Common Stock 110 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 114 Common Stock 114 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 147 Common Stock 147 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 150 Common Stock 150 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 153 Common Stock 153 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 169 Common Stock 169 8/20/2021 Group Private Client Services, Inc Transfer In 71.2 USD 462 Common Stock 462

8/20/2021 Capital International Investors Disposed on market 52.29 USD -159 Common Stock (159) 8/20/2021 Capital International Investors Disposed on market 52.29 USD -74 Common Stock (74) 8/20/2021 Capital International Investors Disposed on market 52.29 USD -65 Common Stock (65) 8/20/2021 Capital International Investors Disposed on market 52.29 USD -16 Common Stock (16) 8/20/2021 Capital Research and Management Compan Acquired on market 51.8 GBP 212 Common Stock 212 8/20/2021 Capital Research and Management Compan Acquired on market 52.4 GBP 88 Common Stock 88 8/20/2021 Capital Research and Management Compan Disposed on market 72.42 USD -11 Common Stock (11) 8/20/2021 Capital Research and Management Compan Disposed on market 72.42 USD -2 Common Stock (2) 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 36 Common Stock 36 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 5 Common Stock 5 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 16 Common Stock 16 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 2 Common Stock 2 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 1 Common Stock 1 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 8 Common Stock 8 8/20/2021 Capital Research and Management Compan Acquired on market 72.42 USD 7 Common Stock 7 8/20/2021 Capital Research and Management Compan Disposed on market 72.42 USD -24 Common Stock (24) 8/23/2021 Group Private Client Services, Inc Acquired on market 52.66 USD -85 Common Stock (85) 8/23/2021 Group Private Client Services, Inc Acquired on market 52.66 USD 85 Common Stock 85 8/23/2021 Group Private Client Services, Inc Acquired on market 52.66 USD 85 Common Stock 85 8/23/2021 Capital Research and Management Compan Disposed on market 52.41 GBP -437 Common Stock (437) 8/23/2021 Capital Research and Management Compan Disposed on market 72.52 USD -4 Common Stock (4) 8/23/2021 Capital Research and Management Compan Acquired on market 72.52 USD 3 Common Stock 3 8/23/2021 Capital Research and Management Compan Disposed on market 72.52 USD -1 Common Stock (1) 8/23/2021 Capital Research and Management Compan Acquired on market 72.52 USD 102 Common Stock 102 8/23/2021 Capital Research and Management Compan Acquired on market 72.52 USD 66 Common Stock 66 8/23/2021 Capital Research and Management Compan Acquired on market 72.52 USD 47 Common Stock 47 8/24/2021 Capital Research and Management Compan Acquired on market 53.49 GBP 706 Common Stock 706 8/24/2021 Capital Research and Management Compan Disposed on market 73 USD -197 Common Stock (197) 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 67 Common Stock 67 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 259 Common Stock 259 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 5 Common Stock 5

8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 45 Common Stock 45 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 46 Common Stock 46 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 2 Common Stock 2 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 4 Common Stock 4 8/24/2021 Capital Research and Management Compan Acquired on market 73 USD 1 Common Stock 1 8/25/2021 Group Private Client Services, Inc Transfer out 102.22 USD -400 Common Stock (400) 8/25/2021 Group Private Client Services, Inc Transfer In 102.22 USD -400 Common Stock (400) 8/25/2021 Group Private Client Services, Inc Transfer In 102.22 USD 400 Common Stock 400 8/25/2021 Group Private Client Services, Inc Transfer In 102.22 USD 400 Common Stock 400 8/25/2021 Group Private Client Services, Inc Disposed on market 53.99 USD 630 Common Stock 630 8/25/2021 Capital International Investors Disposed on market 53.99 USD -630 Common Stock (630) 8/25/2021 Capital Research and Management Compan Acquired on market 54.22 GBP 233 Common Stock 233 8/25/2021 Capital Research and Management Compan Disposed on market 54.22 GBP -1266 Common Stock (1,266) 8/25/2021 Capital Research and Management Compan Disposed on market 54.22 GBP -133 Common Stock (133) 8/25/2021 Capital Research and Management Compan Acquired on market 53.74 GBP 2484 Common Stock 2,484 8/25/2021 Capital Research and Management Compan Acquired on market 75.09 USD 54 Common Stock 54 8/25/2021 Capital Research and Management Compan Disposed on market 75.09 USD -4 Common Stock (4) 8/25/2021 Capital Research and Management Compan Acquired on market 75.09 USD 3 Common Stock 3 8/25/2021 Capital Research and Management Compan Disposed on market 75.09 USD -14 Common Stock (14) 8/25/2021 Capital Research and Management Compan Acquired on market 75.09 USD 5 Common Stock 5 8/25/2021 Capital Research and Management Compan Acquired on market 75.09 USD 114 Common Stock 114 8/25/2021 Capital Research and Management Compan Disposed on market 75.09 USD -33 Common Stock (33) 8/25/2021 Capital Research and Management Compan Acquired on market 75.09 USD 87 Common Stock 87 8/26/2021 Capital International Investors Disposed on market 53.82 GBP -1063 Common Stock (1,063) 8/26/2021 Group Private Client Services, Inc Acquired on market 53.82 USD -103 Common Stock (103) 8/26/2021 Group Private Client Services, Inc Transfer out 102.19 USD -55 Common Stock (55) 8/26/2021 Group Private Client Services, Inc Transfer out 102.19 USD -55 Common Stock (55) 8/26/2021 Group Private Client Services, Inc Transfer out 102.19 USD -28 Common Stock (28) 8/26/2021 Group Private Client Services, Inc Transfer out 102.19 USD -19 Common Stock (19) 8/26/2021 Group Private Client Services, Inc Transfer In 102.19 USD 19 Common Stock 19 8/26/2021 Group Private Client Services, Inc Transfer In 102.19 USD 28 Common Stock 28

8/26/2021 Group Private Client Services, Inc Transfer In 102.19 USD 55 Common Stock 55 8/26/2021 Group Private Client Services, Inc Transfer In 102.19 USD 55 Common Stock 55 8/26/2021 Group Private Client Services, Inc Acquired on market 53.82 USD 103 Common Stock 103 8/26/2021 Group Private Client Services, Inc Acquired on market 53.82 USD 103 Common Stock 103 8/26/2021 Capital Research and Management Compan Acquired on market 53.2 GBP 213 Common Stock 213 8/26/2021 Capital Research and Management Compan Disposed on market 75.4 USD -15 Common Stock (15) 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 73 Common Stock 73 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 227 Common Stock 227 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 5 Common Stock 5 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 37 Common Stock 37 8/26/2021 Capital Research and Management Compan Disposed on market 75.4 USD -2 Common Stock (2) 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 8 Common Stock 8 8/26/2021 Capital Research and Management Compan Disposed on market 75.4 USD -3 Common Stock (3) 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 1 Common Stock 1 8/26/2021 Capital Research and Management Compan Acquired on market 75.4 USD 21 Common Stock 21 8/27/2021 Capital International Investors Disposed on market 53.58 GBP -4056 Common Stock (4,056) 8/27/2021 Group Private Client Services, Inc Acquired on market 53.19 USD -15 Common Stock (15) 8/27/2021 Group Private Client Services, Inc Acquired on market 53.19 USD 15 Common Stock 15 8/27/2021 Group Private Client Services, Inc Acquired on market 53.19 USD 15 Common Stock 15 8/27/2021 Capital Research and Management Compan Acquired on market 53.45 GBP 430 Common Stock 430 8/27/2021 Capital Research and Management Compan Acquired on market 54.04 GBP 40 Common Stock 40 8/27/2021 Capital Research and Management Compan Acquired on market 74.02 USD 10 Common Stock 10 8/27/2021 Capital Research and Management Compan Acquired on market 74.02 USD 51 Common Stock 51 8/27/2021 Capital Research and Management Compan Disposed on market 74.02 USD -11 Common Stock (11) 8/27/2021 Capital Research and Management Compan Acquired on market 74.02 USD 94 Common Stock 94 8/27/2021 Capital Research and Management Compan Acquired on market 74.02 USD 119 Common Stock 119 8/30/2021 Capital Research and Management Compan Acquired on market 75.83 USD 20 Common Stock 20 8/30/2021 Capital Research and Management Compan Disposed on market 75.83 USD -1 Common Stock (1) 8/30/2021 Capital Research and Management Compan Acquired on market 75.83 USD 32 Common Stock 32 8/30/2021 Capital Research and Management Compan Acquired on market 75.83 USD 27 Common Stock 27 8/30/2021 Capital Research and Management Compan Disposed on market 75.83 USD -2 Common Stock (2)

8/30/2021 Capital Research and Management Compan Disposed on market 75.83 USD -6 Common Stock (6) 8/30/2021 Capital Research and Management Compan Disposed on market 75.83 USD -8 Common Stock (8) 8/30/2021 Capital Research and Management Compan Acquired on market 75.83 USD 7 Common Stock 7 8/30/2021 Capital Research and Management Compan Acquired on market 75.83 USD 1 Common Stock 1 8/30/2021 Capital Research and Management Compan Disposed on market 75.83 USD -11 Common Stock (11) 8/30/2021 Capital Research and Management Compan Disposed on market 75.83 USD -4 Common Stock (4) 8/31/2021 Group Private Client Services, Inc Acquired on market 54.68 USD -68 Common Stock (68) 8/31/2021 Group Private Client Services, Inc Acquired on market 54.68 USD 68 Common Stock 68 8/31/2021 Group Private Client Services, Inc Acquired on market 54.68 USD 68 Common Stock 68 8/31/2021 Capital Research and Management Compan Acquired on market 53.62 GBP 80 Common Stock 80 8/31/2021 Capital Research and Management Compan Acquired on market 53.63 GBP 242 Common Stock 242 8/31/2021 Capital Research and Management Compan Acquired on market 54.75 GBP 234 Common Stock 234 8/31/2021 Capital Research and Management Compan Acquired on market 54.75 GBP 256 Common Stock 256 8/31/2021 Capital Research and Management Compan Acquired on market 54.75 GBP 234 Common Stock 234 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 11 Common Stock 11 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 1 Common Stock 1 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 4 Common Stock 4 8/31/2021 Capital Research and Management Compan Disposed on market 76.06 USD -5 Common Stock (5) 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 5 Common Stock 5 8/31/2021 Capital Research and Management Compan Disposed on market 76.06 USD -1 Common Stock (1) 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 185 Common Stock 185 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 90 Common Stock 90 8/31/2021 Capital Research and Management Compan Acquired on market 76.06 USD 111 Common Stock 111 9/1/2021 Capital Research and Management Compan Acquired on market 53.08 GBP 719 Common Stock 719 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 67 Common Stock 67 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 75 Common Stock 75 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 105 Common Stock 105 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 1 Common Stock 1 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 17 Common Stock 17 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 8 Common Stock 8 9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 1 Common Stock 1

9/1/2021 Capital Research and Management Compan Acquired on market 75.07 USD 4 Common Stock 4 9/2/2021 Group Private Client Services, Inc Disposed on market 53.6 USD -40 Common Stock (40) 9/2/2021 Group Private Client Services, Inc Disposed on market 53.6 USD -40 Common Stock (40) 9/2/2021 Group Private Client Services, Inc Disposed on market 53.6 USD -29 Common Stock (29) 9/2/2021 Group Private Client Services, Inc Disposed on market 53.6 USD -29 Common Stock (29) 9/2/2021 Group Private Client Services, Inc Disposed on market 53.6 USD 29 Common Stock 29 9/2/2021 Group Private Client Services, Inc Disposed on market 53.6 USD 40 Common Stock 40 9/2/2021 Capital Research and Management Compan Acquired on market 53.65 GBP 629 Common Stock 629 9/2/2021 Capital Research and Management Compan Acquired on market 54.06 GBP 135 Common Stock 135 9/2/2021 Capital Research and Management Compan Acquired on market 53.63 GBP 1649 Common Stock 1,649 9/2/2021 Capital Research and Management Compan Acquired on market 54.06 GBP 338 Common Stock 338 9/2/2021 Capital Research and Management Compan Disposed on market 74.91 USD -3 Common Stock (3) 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 4 Common Stock 4 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 11 Common Stock 11 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 1 Common Stock 1 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 18 Common Stock 18 9/2/2021 Capital Research and Management Compan Disposed on market 74.91 USD -8 Common Stock (8) 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 22 Common Stock 22 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 204 Common Stock 204 9/2/2021 Capital Research and Management Compan Disposed on market 74.91 USD -45 Common Stock (45) 9/2/2021 Capital Research and Management Compan Acquired on market 74.91 USD 9 Common Stock 9 9/3/2021 Group Private Client Services, Inc Transfer out 75 USD -190 Common Stock (190) 9/3/2021 Group Private Client Services, Inc Transfer out 75 USD -42 Common Stock (42) 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 11 Common Stock 11 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 2 Common Stock 2 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 66 Common Stock 66 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 103 Common Stock 103 9/3/2021 Capital Research and Management Compan Disposed on market 75.28 USD -5 Common Stock (5) 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 2 Common Stock 2 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 16 Common Stock 16 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 1 Common Stock 1

9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 6 Common Stock 6 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 22 Common Stock 22 9/3/2021 Capital Research and Management Compan Acquired on market 75.28 USD 19 Common Stock 19 9/7/2021 Capital Research and Management Compan Acquired on market 53.6 GBP 240 Common Stock 240 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 7 Common Stock 7 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 14 Common Stock 14 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 1 Common Stock 1 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 2 Common Stock 2 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 287 Common Stock 287 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 13 Common Stock 13 9/7/2021 Capital Research and Management Compan Acquired on market 75.87 USD 89 Common Stock 89 9/8/2021 Capital Bank & Trust Company Disposed on market 73.91 USD -127 Common Stock (127) 9/8/2021 Group Private Client Services, Inc Transfer out 101.75 USD -350 Common Stock (350) 9/8/2021 Group Private Client Services, Inc Transfer In 101.75 USD -350 Common Stock (350) 9/8/2021 Group Private Client Services, Inc Transfer In 101.75 USD -350 Common Stock (350) 9/8/2021 Group Private Client Services, Inc Transfer out 74.56 USD -160 Common Stock (160) 9/8/2021 Group Private Client Services, Inc Transfer In 74.56 USD -160 Common Stock (160) 9/8/2021 Group Private Client Services, Inc Transfer In 74.56 USD -160 Common Stock (160) 9/8/2021 Group Private Client Services, Inc Transfer In 73.07 USD 15 Common Stock 15 9/8/2021 Group Private Client Services, Inc Transfer In 73.07 USD 70 Common Stock 70 9/8/2021 Group Private Client Services, Inc Transfer In 73.07 USD 100 Common Stock 100 9/8/2021 Group Private Client Services, Inc Transfer In 74.56 USD 160 Common Stock 160 9/8/2021 Group Private Client Services, Inc Transfer In 74.56 USD 160 Common Stock 160 9/8/2021 Group Private Client Services, Inc Transfer In 74.56 USD 160 Common Stock 160 9/8/2021 Group Private Client Services, Inc Transfer In 73.07 USD 165 Common Stock 165 9/8/2021 Group Private Client Services, Inc Transfer In 101.75 USD 350 Common Stock 350 9/8/2021 Group Private Client Services, Inc Transfer In 101.75 USD 350 Common Stock 350 9/8/2021 Capital Research and Management Compan Disposed on market 73.75 USD -6293 Common Stock (6,293) 9/8/2021 Capital Research and Management Compan Disposed on market 53.32 GBP -1622 Common Stock (1,622) 9/8/2021 Capital Research and Management Compan Acquired on market 53.41 GBP 223 Common Stock 223 9/8/2021 Capital Research and Management Compan Acquired on market 53.05 GBP 41 Common Stock 41

9/8/2021 Capital Research and Management Compan Acquired on market 53.05 GBP 461 Common Stock 461 9/8/2021 Capital Research and Management Compan Disposed on market 74.56 USD -45 Common Stock (45) 9/8/2021 Capital Research and Management Compan Disposed on market 74.56 USD -39 Common Stock (39) 9/8/2021 Capital Research and Management Compan Acquired on market 74.56 USD 104 Common Stock 104 9/8/2021 Capital Research and Management Compan Disposed on market 74.56 USD -1 Common Stock (1) 9/8/2021 Capital Research and Management Compan Disposed on market 74.56 USD -1 Common Stock (1) 9/8/2021 Capital Research and Management Compan Acquired on market 74.56 USD 10 Common Stock 10 9/8/2021 Capital Research and Management Compan Acquired on market 74.56 USD 4 Common Stock 4 9/8/2021 Capital Research and Management Compan Acquired on market 74.56 USD 1 Common Stock 1 9/8/2021 Capital Research and Management Compan Acquired on market 74.56 USD 8 Common Stock 8 9/8/2021 Capital Research and Management Compan Acquired on market 74.56 USD 2 Common Stock 2 9/8/2021 Capital Research and Management Compan Disposed on market 74.56 USD -11 Common Stock (11) 9/8/2021 Capital Research and Management Compan Disposed on market 74.56 USD -1 Common Stock (1) 9/9/2021 Capital Bank & Trust Company Disposed on market 72.97 USD -63 Common Stock (63) 9/9/2021 Capital Research and Management Compan Disposed on market 73.55 USD -6 Common Stock (6) 9/9/2021 Capital Research and Management Compan Disposed on market 73.55 USD -1 Common Stock (1) 9/9/2021 Capital Research and Management Compan Acquired on market 73.55 USD 5 Common Stock 5 9/9/2021 Capital Research and Management Compan Acquired on market 73.55 USD 2 Common Stock 2 9/9/2021 Capital Research and Management Compan Disposed on market 73.55 USD -1 Common Stock (1) 9/9/2021 Capital Research and Management Compan Acquired on market 73.55 USD 19 Common Stock 19 9/9/2021 Capital Research and Management Compan Acquired on market 73.55 USD 90 Common Stock 90 9/9/2021 Capital Research and Management Compan Acquired on market 73.55 USD 26 Common Stock 26 9/10/2021 Capital Research and Management Compan Disposed on market 52.4 GBP -2354 Common Stock (2,354) 9/10/2021 Capital Research and Management Compan Acquired on market 52.64 GBP 490 Common Stock 490 9/10/2021 Capital Research and Management Compan Acquired on market 72.06 USD 54 Common Stock 54 9/10/2021 Capital Research and Management Compan Disposed on market 72.06 USD -358 Common Stock (358) 9/10/2021 Capital Research and Management Compan Acquired on market 72.06 USD 332 Common Stock 332 9/10/2021 Capital Research and Management Compan Acquired on market 72.06 USD 1 Common Stock 1 9/10/2021 Capital Research and Management Compan Acquired on market 72.06 USD 20 Common Stock 20 9/10/2021 Capital Research and Management Compan Acquired on market 72.06 USD 2 Common Stock 2 9/10/2021 Capital Research and Management Compan Acquired on market 72.06 USD 4 Common Stock 4

9/10/2021 Capital Research and Management Compan Disposed on market 72.06 USD -1 Common Stock (1) 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD -102 Common Stock (102) 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD -33 Common Stock (33) 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD -22 Common Stock (22) 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD 22 Common Stock 22 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD 22 Common Stock 22 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD 33 Common Stock 33 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD 33 Common Stock 33 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD 102 Common Stock 102 9/13/2021 Group Private Client Services, Inc Acquired on market 52.43 USD 102 Common Stock 102 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 3 Common Stock 3 9/13/2021 Capital Research and Management Compan Disposed on market 73.18 USD -63 Common Stock (63) 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 1 Common Stock 1 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 13 Common Stock 13 9/13/2021 Capital Research and Management Compan Disposed on market 73.18 USD -6 Common Stock (6) 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 141 Common Stock 141 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 8 Common Stock 8 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 24 Common Stock 24 9/13/2021 Capital Research and Management Compan Disposed on market 73.18 USD -18 Common Stock (18) 9/13/2021 Capital Research and Management Compan Acquired on market 73.18 USD 1 Common Stock 1 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 62 Common Stock 62 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 18 Common Stock 18 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 620 Common Stock 620 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 1 Common Stock 1 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 8 Common Stock 8 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 12 Common Stock 12 9/14/2021 Capital Research and Management Compan Disposed on market 73.78 USD -112 Common Stock (112) 9/14/2021 Capital Research and Management Compan Disposed on market 73.78 USD -10 Common Stock (10) 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 18 Common Stock 18 9/14/2021 Capital Research and Management Compan Acquired on market 73.78 USD 7 Common Stock 7 9/15/2021 Capital International Investors Acquired on market 52.19 GBP 200 Common Stock 200

9/15/2021 Capital International Investors Acquired on market 52.19 GBP 417 Common Stock 417 9/15/2021 Capital International Investors Acquired on market 52.19 GBP 500 Common Stock 500 9/15/2021 Capital International Investors Acquired on market 52.19 GBP 600 Common Stock 600 9/15/2021 Capital International Investors Acquired on market 52.38 GBP 200 Common Stock 200 9/15/2021 Capital International Limited Acquired on market 52.19 GBP 1000 Common Stock 1,000 9/15/2021 Capital International Limited Acquired on market 52.19 GBP 400 Common Stock 400 9/15/2021 Capital International Limited Acquired on market 52.38 GBP 300 Common Stock 300 9/15/2021 Capital International Sàrl,Capita Acquired on market 52.19 GBP 200 Common Stock 200 9/15/2021 Capital International Sàrl,Capita In-kind Disposition 51.79 GBP -2627 Common Stock (2,627) 9/15/2021 Group Private Client Services, Inc Acquired on market 51.99 USD 66 Common Stock 66 9/15/2021 Capital Research and Management Compan Acquired on market 52.09 GBP 342 Common Stock 342 9/15/2021 Capital Research and Management Compan Acquired on market 52.38 GBP 100 Common Stock 100 9/15/2021 Capital Research and Management Compan Acquired on market 52.38 GBP 200 Common Stock 200 9/15/2021 Capital Research and Management Compan Acquired on market 52.19 GBP 400 Common Stock 400 9/15/2021 Capital Research and Management Compan Acquired on market 52.19 GBP 600 Common Stock 600 9/15/2021 Capital Research and Management Compan Acquired on market 52.38 GBP 20529 Common Stock 20,529 9/15/2021 Capital Research and Management Compan Acquired on market 52.38 GBP 20600 Common Stock 20,600 9/15/2021 Capital Research and Management Compan Acquired on market 52.19 GBP 60000 Common Stock 60,000 9/15/2021 Capital Research and Management Compan Acquired on market 52.19 GBP 59900 Common Stock 59,900 9/15/2021 Capital Research and Management Compan Disposed on market 73.21 USD -7362 Common Stock (7,362) 9/15/2021 Capital Research and Management Compan Acquired on market 52.19 GBP 100 Common Stock 100 9/15/2021 Capital Research and Management Compan Acquired on market 52.38 GBP 2400 Common Stock 2,400 9/15/2021 Capital Research and Management Compan Acquired on market 52.19 GBP 6900 Common Stock 6,900 9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 1 Common Stock 1 9/15/2021 Capital Research and Management Compan Disposed on market 72.7 USD -10 Common Stock (10) 9/15/2021 Capital Research and Management Compan Disposed on market 72.7 USD -3 Common Stock (3) 9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 1 Common Stock 1 9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 12 Common Stock 12 9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 69 Common Stock 69 9/15/2021 Capital Research and Management Compan Disposed on market 72.7 USD -1 Common Stock (1) 9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 126 Common Stock 126

9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 10 Common Stock 10 9/15/2021 Capital Research and Management Compan Acquired on market 72.7 USD 49 Common Stock 49 9/15/2021 Capital Research and Management Compan Disposed on market 72.7 USD -43 Common Stock (43) 9/16/2021 Capital Bank & Trust Company Transfer In 100.43 USD 56 Common Stock 56 9/16/2021 Capital International Investors Acquired on market 51.3 GBP 194 Common Stock 194 9/16/2021 Capital International Investors Acquired on market 51.3 GBP 258 Common Stock 258 9/16/2021 Capital International Investors Acquired on market 51.3 GBP 330 Common Stock 330 9/16/2021 Capital International Investors Acquired on market 51.3 GBP 656 Common Stock 656 9/16/2021 Capital International Investors Acquired on market 51.3 GBP 199 Common Stock 199 9/16/2021 Capital International Investors Acquired on market 51.3 GBP 183 Common Stock 183 9/16/2021 Capital International Limited Acquired on market 51.3 GBP 1041 Common Stock 1,041 9/16/2021 Capital International Limited Acquired on market 51.3 GBP 225 Common Stock 225 9/16/2021 Capital International Sàrl,Capita Acquired on market 51.3 GBP 98 Common Stock 98 9/16/2021 Group Private Client Services, Inc Transfer out 100.43 USD -153 Common Stock (153) 9/16/2021 Group Private Client Services, Inc Transfer out 100.43 USD -56 Common Stock (56) 9/16/2021 Group Private Client Services, Inc Transfer In 100.43 USD 153 Common Stock 153 9/16/2021 Capital Research and Management Compan Acquired on market 51.3 GBP 305 Common Stock 305 9/16/2021 Capital Research and Management Compan Acquired on market 51.3 GBP 528 Common Stock 528 9/16/2021 Capital Research and Management Compan Acquired on market 51.3 GBP 59471 Common Stock 59,471 9/16/2021 Capital Research and Management Compan Acquired on market 51.3 GBP 59468 Common Stock 59,468 9/16/2021 Capital Research and Management Compan Acquired on market 51.3 GBP 172 Common Stock 172 9/16/2021 Capital Research and Management Compan Acquired on market 51.3 GBP 6872 Common Stock 6,872 9/16/2021 Capital Research and Management Compan Acquired on market 73.56 USD 18 Common Stock 18 9/16/2021 Capital Research and Management Compan Disposed on market 73.56 USD -11 Common Stock (11) 9/16/2021 Capital Research and Management Compan Acquired on market 73.56 USD 174 Common Stock 174 9/16/2021 Capital Research and Management Compan Disposed on market 73.56 USD -574 Common Stock (574) 9/16/2021 Capital Research and Management Compan Disposed on market 73.56 USD -4 Common Stock (4) 9/16/2021 Capital Research and Management Compan Acquired on market 73.56 USD 12 Common Stock 12 9/16/2021 Capital Research and Management Compan Disposed on market 73.56 USD -3 Common Stock (3) 9/16/2021 Capital Research and Management Compan Acquired on market 73.56 USD 18 Common Stock 18 9/16/2021 Capital Research and Management Compan Acquired on market 73.56 USD 1 Common Stock 1

9/16/2021 Capital Research and Management Compan Acquired on market 73.56 USD 128 Common Stock 128 9/16/2021 Capital Research and Management Compan Disposed on market 73.56 USD -124 Common Stock (124) 9/17/2021 Capital Research and Management Compan Acquired on market 48.43 GBP 195 Common Stock 195 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 16 Common Stock 16 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 129 Common Stock 129 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 1 Common Stock 1 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 4 Common Stock 4 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 7 Common Stock 7 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 12 Common Stock 12 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 113 Common Stock 113 9/17/2021 Capital Research and Management Compan Disposed on market 70.14 USD -146 Common Stock (146) 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 2 Common Stock 2 9/17/2021 Capital Research and Management Compan Acquired on market 70.14 USD 19 Common Stock 19 9/20/2021 Group Private Client Services, Inc Transfer In 64.43 USD -81 Common Stock (81) 9/20/2021 Group Private Client Services, Inc Transfer out 64.43 USD -70 Common Stock (70) 9/20/2021 Group Private Client Services, Inc Transfer out 64.43 USD -11 Common Stock (11) 9/20/2021 Group Private Client Services, Inc Transfer In 64.43 USD 81 Common Stock 81 9/20/2021 Group Private Client Services, Inc Transfer In 64.43 USD 81 Common Stock 81 9/20/2021 Group Private Client Services, Inc Acquired on market 47.04 USD 82 Common Stock 82 9/20/2021 Capital Research and Management Compan Acquired on market 47.08 GBP 667 Common Stock 667 9/20/2021 Capital Research and Management Compan Disposed on market 46.64 GBP -1617 Common Stock (1,617) 9/20/2021 Capital Research and Management Compan Acquired on market 47 GBP 2681 Common Stock 2,681 9/20/2021 Capital Research and Management Compan Acquired on market 47.14 GBP 308 Common Stock 308 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 48 Common Stock 48 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 1 Common Stock 1 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 107 Common Stock 107 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 88 Common Stock 88 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 5 Common Stock 5 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 2 Common Stock 2 9/20/2021 Capital Research and Management Compan Disposed on market 68.04 USD -6 Common Stock (6) 9/20/2021 Capital Research and Management Compan Acquired on market 68.04 USD 15 Common Stock 15

9/21/2021 Group Private Client Services, Inc Acquired on market 47.77 USD 67 Common Stock 67 9/21/2021 Capital Research and Management Compan Acquired on market 47.23 GBP 780 Common Stock 780 9/21/2021 Capital Research and Management Compan Disposed on market 47.29 GBP -478 Common Stock (478) 9/21/2021 Capital Research and Management Compan Disposed on market 47.21 GBP -1880 Common Stock (1,880) 9/21/2021 Capital Research and Management Compan Acquired on market 66.07 USD 15 Common Stock 15 9/21/2021 Capital Research and Management Compan Acquired on market 66.07 USD 3 Common Stock 3 9/21/2021 Capital Research and Management Compan Disposed on market 66.07 USD -38 Common Stock (38) 9/21/2021 Capital Research and Management Compan Disposed on market 66.07 USD -4 Common Stock (4) 9/21/2021 Capital Research and Management Compan Disposed on market 66.07 USD -15 Common Stock (15) 9/21/2021 Capital Research and Management Compan Acquired on market 66.07 USD 184 Common Stock 184 9/21/2021 Capital Research and Management Compan Disposed on market 66.07 USD -78 Common Stock (78) 9/21/2021 Capital Research and Management Compan Acquired on market 66.07 USD 1 Common Stock 1 9/21/2021 Capital Research and Management Compan Disposed on market 66.07 USD -59 Common Stock (59) 9/22/2021 Group Private Client Services, Inc Transfer out 87.59 USD -81 Common Stock (81) 9/22/2021 Group Private Client Services, Inc Transfer In 87.59 USD -81 Common Stock (81) 9/22/2021 Group Private Client Services, Inc Acquired on market 48.8 USD -44 Common Stock (44) 9/22/2021 Group Private Client Services, Inc Acquired on market 48.8 USD -24 Common Stock (24) 9/22/2021 Group Private Client Services, Inc Acquired on market 48.8 USD 24 Common Stock 24 9/22/2021 Group Private Client Services, Inc Acquired on market 48.8 USD 24 Common Stock 24 9/22/2021 Group Private Client Services, Inc Acquired on market 48.8 USD 44 Common Stock 44 9/22/2021 Group Private Client Services, Inc Acquired on market 48.8 USD 44 Common Stock 44 9/22/2021 Group Private Client Services, Inc Transfer In 87.59 USD 81 Common Stock 81 9/22/2021 Group Private Client Services, Inc Transfer In 87.59 USD 81 Common Stock 81 9/22/2021 Capital Research and Management Compan Disposed on market 48.33 GBP -771 Common Stock (771) 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 83 Common Stock 83 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 14 Common Stock 14 9/22/2021 Capital Research and Management Compan Disposed on market 65.37 USD -139 Common Stock (139) 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 115 Common Stock 115 9/22/2021 Capital Research and Management Compan Disposed on market 65.37 USD -7 Common Stock (7) 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 5 Common Stock 5 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 20 Common Stock 20

9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 17 Common Stock 17 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 3 Common Stock 3 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 27 Common Stock 27 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 49 Common Stock 49 9/22/2021 Capital Research and Management Compan Acquired on market 65.37 USD 153 Common Stock 153 9/23/2021 Capital Research and Management Compan Acquired on market 48.46 GBP 138 Common Stock 138 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 6 Common Stock 6 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 2 Common Stock 2 9/23/2021 Capital Research and Management Compan Disposed on market 66.59 USD -1 Common Stock (1) 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 47 Common Stock 47 9/23/2021 Capital Research and Management Compan Disposed on market 66.59 USD -7 Common Stock (7) 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 142 Common Stock 142 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 64 Common Stock 64 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 1 Common Stock 1 9/23/2021 Capital Research and Management Compan Acquired on market 66.59 USD 41 Common Stock 41 9/24/2021 Capital Bank & Trust Company Disposed on market 48.52 USD 1794 Common Stock 1,794 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD -1794 Common Stock (1,794) 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD -1794 Common Stock (1,794) 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD -489 Common Stock (489) 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD -489 Common Stock (489) 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD -70 Common Stock (70) 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD -70 Common Stock (70) 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD 70 Common Stock 70 9/24/2021 Group Private Client Services, Inc Disposed on market 48.52 USD 489 Common Stock 489 9/24/2021 Capital Research and Management Compan Acquired on market 48.44 GBP 249 Common Stock 249 9/24/2021 Capital Research and Management Compan Acquired on market 48.3 GBP 317 Common Stock 317 9/24/2021 Capital Research and Management Compan Acquired on market 48.3 GBP 282 Common Stock 282 9/24/2021 Capital Research and Management Compan Disposed on market 48.3 GBP -51120 Common Stock (51,120) 9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -97 Common Stock (97) 9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -3 Common Stock (3) 9/24/2021 Capital Research and Management Compan Acquired on market 67.05 USD 54 Common Stock 54

9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -101 Common Stock (101) 9/24/2021 Capital Research and Management Compan Acquired on market 67.05 USD 23 Common Stock 23 9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -49 Common Stock (49) 9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -18 Common Stock (18) 9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -2 Common Stock (2) 9/24/2021 Capital Research and Management Compan Disposed on market 67.05 USD -35 Common Stock (35) 9/27/2021 Group Private Client Services, Inc Transfer In 65.81 USD -95 Common Stock (95) 9/27/2021 Group Private Client Services, Inc Transfer out 65.81 USD -56 Common Stock (56) 9/27/2021 Group Private Client Services, Inc Transfer out 65.81 USD -39 Common Stock (39) 9/27/2021 Group Private Client Services, Inc Acquired on market 48.61 USD 55 Common Stock 55 9/27/2021 Group Private Client Services, Inc Transfer In 65.81 USD 95 Common Stock 95 9/27/2021 Group Private Client Services, Inc Transfer In 65.81 USD 95 Common Stock 95 9/27/2021 Capital Research and Management Compan Acquired on market 67.19 USD 700 Common Stock 700 9/27/2021 Capital Research and Management Compan Acquired on market 67.44 USD 400 Common Stock 400 9/27/2021 Capital Research and Management Compan Disposed on market 47.95 GBP -639 Common Stock (639) 9/27/2021 Capital Research and Management Compan Acquired on market 47.91 GBP 792 Common Stock 792 9/27/2021 Capital Research and Management Compan Acquired on market 67.19 USD 9100 Common Stock 9,100 9/27/2021 Capital Research and Management Compan Acquired on market 67.19 USD 140803 Common Stock 140,803 9/27/2021 Capital Research and Management Compan Acquired on market 67.44 USD 5400 Common Stock 5,400 9/27/2021 Capital Research and Management Compan Acquired on market 67.44 USD 83894 Common Stock 83,894 9/27/2021 Capital Research and Management Compan Acquired on market 48.03 GBP 243 Common Stock 243 9/27/2021 Capital Research and Management Compan Disposed on market 66.77 USD -881 Common Stock (881) 9/27/2021 Capital Research and Management Compan Acquired on market 66.77 USD 15 Common Stock 15 9/27/2021 Capital Research and Management Compan Acquired on market 66.77 USD 136 Common Stock 136 9/27/2021 Capital Research and Management Compan Acquired on market 66.77 USD 203 Common Stock 203 9/27/2021 Capital Research and Management Compan Disposed on market 66.77 USD -81 Common Stock (81) 9/27/2021 Capital Research and Management Compan Acquired on market 66.77 USD 16 Common Stock 16 9/28/2021 Capital Research and Management Compan Acquired on market 65.66 USD 4955 Common Stock 4,955 9/28/2021 Capital Research and Management Compan Acquired on market 65.76 USD 500 Common Stock 500 9/28/2021 Capital Research and Management Compan Acquired on market 65.63 USD 200 Common Stock 200 9/28/2021 Capital Research and Management Compan Acquired on market 65.79 USD 2300 Common Stock 2,300

9/28/2021 Capital Research and Management Compan Acquired on market 65.66 USD 60439 Common Stock 60,439 9/28/2021 Capital Research and Management Compan Acquired on market 65.66 USD 933402 Common Stock 933,402 9/28/2021 Capital Research and Management Compan Acquired on market 65.76 USD 6900 Common Stock 6,900 9/28/2021 Capital Research and Management Compan Acquired on market 65.76 USD 106733 Common Stock 106,733 9/28/2021 Capital Research and Management Compan Acquired on market 65.63 USD 1800 Common Stock 1,800 9/28/2021 Capital Research and Management Compan Acquired on market 65.63 USD 28391 Common Stock 28,391 9/28/2021 Capital Research and Management Compan Acquired on market 65.79 USD 28100 Common Stock 28,100 9/28/2021 Capital Research and Management Compan Acquired on market 65.79 USD 434790 Common Stock 434,790 9/28/2021 Capital Research and Management Compan Acquired on market 47.76 GBP 258 Common Stock 258 9/28/2021 Capital Research and Management Compan Disposed on market 47.74 GBP -1763 Common Stock (1,763) 9/28/2021 Capital Research and Management Compan Disposed on market 47.74 GBP -583165 Common Stock (583,165) 9/28/2021 Capital Research and Management Compan Disposed on market 47.74 GBP -1173 Common Stock (1,173) 9/28/2021 Capital Research and Management Compan Disposed on market 47.74 GBP -2373 Common Stock (2,373) 9/28/2021 Capital Research and Management Compan Disposed on market 47.74 GBP -662 Common Stock (662) 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 100 Common Stock 100 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 3 Common Stock 3 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 367 Common Stock 367 9/28/2021 Capital Research and Management Compan Disposed on market 67.54 USD -341 Common Stock (341) 9/28/2021 Capital Research and Management Compan Disposed on market 67.54 USD -1 Common Stock (1) 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 1 Common Stock 1 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 39 Common Stock 39 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 28 Common Stock 28 9/28/2021 Capital Research and Management Compan Acquired on market 67.54 USD 10 Common Stock 10 9/29/2021 Capital Research and Management Compan Acquired on market 65.71 USD 700 Common Stock 700 9/29/2021 Capital Research and Management Compan Disposed on market 47.59 GBP -739 Common Stock (739) 9/29/2021 Capital Research and Management Compan Acquired on market 65.64 USD 861 Common Stock 861 9/29/2021 Capital Research and Management Compan Acquired on market 65.64 USD 3339 Common Stock 3,339 9/29/2021 Capital Research and Management Compan Disposed on market 48 GBP -127 Common Stock (127) 9/29/2021 Capital Research and Management Compan Acquired on market 65.71 USD 7500 Common Stock 7,500 9/29/2021 Capital Research and Management Compan Acquired on market 65.71 USD 116601 Common Stock 116,601 9/29/2021 Capital Research and Management Compan Disposed on market 47.59 GBP -137100 Common Stock (137,100)

9/29/2021 Capital Research and Management Compan Disposed on market 47.85 GBP -223788 Common Stock (223,788) 9/29/2021 Capital Research and Management Compan Acquired on market 65.64 USD 10484 Common Stock 10,484 9/29/2021 Capital Research and Management Compan Acquired on market 65.64 USD 40716 Common Stock 40,716 9/29/2021 Capital Research and Management Compan Acquired on market 65.64 USD 631991 Common Stock 631,991 9/29/2021 Capital Research and Management Compan Acquired on market 65.64 USD 162609 Common Stock 162,609 9/29/2021 Capital Research and Management Compan Disposed on market 47.63 GBP -157812 Common Stock (157,812) 9/29/2021 Capital Research and Management Compan Disposed on market 48 GBP -18200 Common Stock (18,200) 9/29/2021 Capital Research and Management Compan Acquired on market 65.34 USD 700 Common Stock 700 9/29/2021 Capital Research and Management Compan Acquired on market 65.2 USD 500 Common Stock 500 9/29/2021 Capital Research and Management Compan Acquired on market 65.34 USD 9400 Common Stock 9,400 9/29/2021 Capital Research and Management Compan Acquired on market 65.34 USD 144129 Common Stock 144,129 9/29/2021 Capital Research and Management Compan Acquired on market 65.2 USD 6700 Common Stock 6,700 9/29/2021 Capital Research and Management Compan Acquired on market 65.2 USD 102800 Common Stock 102,800 9/29/2021 Capital Research and Management Compan Disposed on market 65.83 USD -8 Common Stock (8) 9/29/2021 Capital Research and Management Compan Acquired on market 65.83 USD 1 Common Stock 1 9/29/2021 Capital Research and Management Compan Acquired on market 65.83 USD 5 Common Stock 5 9/29/2021 Capital Research and Management Compan Disposed on market 65.83 USD -5 Common Stock (5) 9/29/2021 Capital Research and Management Compan Disposed on market 65.83 USD -60 Common Stock (60) 9/29/2021 Capital Research and Management Compan Acquired on market 65.83 USD 62 Common Stock 62 9/29/2021 Capital Research and Management Compan Disposed on market 65.83 USD -1 Common Stock (1) 9/29/2021 Capital Research and Management Compan Disposed on market 65.83 USD -14 Common Stock (14) 9/29/2021 Capital Research and Management Compan Disposed on market 65.83 USD -1 Common Stock (1) 9/29/2021 Capital Research and Management Compan Acquired on market 65.83 USD 143 Common Stock 143 9/29/2021 Capital Research and Management Compan Acquired on market 65.83 USD 20 Common Stock 20 9/29/2021 Capital Research and Management Compan Acquired on market 65.83 USD 46 Common Stock 46 9/30/2021 Group Private Client Services, Inc Disposed on market 49.11 USD -77 Common Stock (77) 9/30/2021 Group Private Client Services, Inc Disposed on market 49.11 USD -77 Common Stock (77) 9/30/2021 Group Private Client Services, Inc Disposed on market 49.11 USD 77 Common Stock 77 9/30/2021 Capital Research and Management Compan Acquired on market 67.07 USD 534 Common Stock 534 9/30/2021 Capital Research and Management Compan Acquired on market 67.07 USD 2066 Common Stock 2,066 9/30/2021 Capital Research and Management Compan Acquired on market 67.07 USD 6650 Common Stock 6,650

9/30/2021 Capital Research and Management Compan Acquired on market 67.07 USD 25832 Common Stock 25,832 9/30/2021 Capital Research and Management Compan Acquired on market 67.07 USD 397202 Common Stock 397,202 9/30/2021 Capital Research and Management Compan Acquired on market 67.07 USD 102198 Common Stock 102,198 9/30/2021 Capital Research and Management Compan Acquired on market 49.13 GBP 252 Common Stock 252 9/30/2021 Capital Research and Management Compan Acquired on market 65.74 USD 31 Common Stock 31 9/30/2021 Capital Research and Management Compan Disposed on market 65.74 USD -7 Common Stock (7) 9/30/2021 Capital Research and Management Compan Acquired on market 65.74 USD 194 Common Stock 194 9/30/2021 Capital Research and Management Compan Acquired on market 65.74 USD 199 Common Stock 199 9/30/2021 Capital Research and Management Compan Acquired on market 65.74 USD 13 Common Stock 13 9/30/2021 Capital Research and Management Compan Acquired on market 65.74 USD 4 Common Stock 4 9/30/2021 Capital Research and Management Compan Disposed on market 65.74 USD -80 Common Stock (80) 9/30/2021 Capital Research and Management Compan Disposed on market 65.74 USD -7 Common Stock (7) 9/30/2021 Capital Research and Management Compan Disposed on market 65.74 USD -88 Common Stock (88) 10/1/2021 Capital Research and Management Compan Acquired on market 48.24 GBP 620 Common Stock 620 10/1/2021 Capital Research and Management Compan Acquired on market 66.49 USD 374 Common Stock 374 10/1/2021 Capital Research and Management Compan Acquired on market 66.49 USD 1448 Common Stock 1,448 10/1/2021 Capital Research and Management Compan Acquired on market 66.49 USD 4525 Common Stock 4,525 10/1/2021 Capital Research and Management Compan Acquired on market 66.49 USD 17575 Common Stock 17,575 10/1/2021 Capital Research and Management Compan Acquired on market 66.49 USD 273888 Common Stock 273,888 10/1/2021 Capital Research and Management Compan Acquired on market 66.49 USD 70471 Common Stock 70,471 10/1/2021 Capital Research and Management Compan Acquired on market 48.08 GBP 290 Common Stock 290 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 85 Common Stock 85 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 10 Common Stock 10 10/1/2021 Capital Research and Management Compan Disposed on market 66.82 USD -16 Common Stock (16) 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 5 Common Stock 5 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 71 Common Stock 71 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 1 Common Stock 1 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 69 Common Stock 69 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 7 Common Stock 7 10/1/2021 Capital Research and Management Compan Acquired on market 66.82 USD 19 Common Stock 19 10/4/2021 Capital Research and Management Compan Acquired on market 66.78 USD 219 Common Stock 219

10/4/2021 Capital Research and Management Compan Acquired on market 66.78 USD 847 Common Stock 847 10/4/2021 Capital Research and Management Compan Acquired on market 66.78 USD 175376 Common Stock 175,376 10/4/2021 Capital Research and Management Compan Acquired on market 66.78 USD 45124 Common Stock 45,124 10/4/2021 Capital Research and Management Compan Acquired on market 66.78 USD 2930 Common Stock 2,930 10/4/2021 Capital Research and Management Compan Acquired on market 66.78 USD 11377 Common Stock 11,377 10/4/2021 Capital Research and Management Compan Disposed on market 48.44 GBP -15255 Common Stock (15,255) 10/4/2021 Capital Research and Management Compan Disposed on market 48.32 GBP -413022 Common Stock (413,022) 10/4/2021 Capital Research and Management Compan Disposed on market 48.15 GBP -16183 Common Stock (16,183) 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -21 Common Stock (21) 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -771 Common Stock (771) 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 85 Common Stock 85 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 7 Common Stock 7 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -25 Common Stock (25) 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 25 Common Stock 25 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -450 Common Stock (450) 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 201 Common Stock 201 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -2 Common Stock (2) 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 11 Common Stock 11 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 3 Common Stock 3 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -3 Common Stock (3) 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 5 Common Stock 5 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 460 Common Stock 460 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 775 Common Stock 775 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -1494 Common Stock (1,494) 10/4/2021 Capital Research and Management Compan Disposed on market 66.81 USD -7 Common Stock (7) 10/4/2021 Capital Research and Management Compan Acquired on market 66.81 USD 1496 Common Stock 1,496 10/5/2021 Capital Bank & Trust Company Acquired on market 48.13 USD 353 Common Stock 353 10/5/2021 Group Private Client Services, Inc Acquired on market 48.13 USD -353 Common Stock (353) 10/5/2021 Group Private Client Services, Inc Acquired on market 48.13 USD 353 Common Stock 353 10/5/2021 Capital Research and Management Compan In-kind Acquisiton 47.81 GBP 1282 Common Stock 1,282 10/5/2021 Capital Research and Management Compan In-kind Acquisiton 47.81 GBP 12817 Common Stock 12,817

10/5/2021 Capital Research and Management Compan In-kind Acquisiton 47.81 GBP 6259 Common Stock 6,259 10/5/2021 Capital Research and Management Compan In-kind Disposition 47.81 GBP -1282 Common Stock (1,282) 10/5/2021 Capital Research and Management Compan In-kind Disposition 47.81 GBP -12817 Common Stock (12,817) 10/5/2021 Capital Research and Management Compan In-kind Disposition 47.81 GBP -6259 Common Stock (6,259) 10/5/2021 Capital Research and Management Compan Acquired on market 66.56 USD 9 Common Stock 9 10/5/2021 Capital Research and Management Compan Acquired on market 66.56 USD 17 Common Stock 17 10/5/2021 Capital Research and Management Compan Disposed on market 66.56 USD -19 Common Stock (19) 10/5/2021 Capital Research and Management Compan Acquired on market 66.56 USD 7 Common Stock 7 10/5/2021 Capital Research and Management Compan Disposed on market 66.56 USD -2 Common Stock (2) 10/5/2021 Capital Research and Management Compan Acquired on market 66.56 USD 8 Common Stock 8 10/5/2021 Capital Research and Management Compan Acquired on market 66.56 USD 89 Common Stock 89 10/5/2021 Capital Research and Management Compan Acquired on market 66.56 USD 37 Common Stock 37 10/5/2021 Capital Research and Management Compan Disposed on market 66.56 USD -38 Common Stock (38) 10/6/2021 Capital Research and Management Compan Acquired on market 47.93 GBP 1666 Common Stock 1,666 10/6/2021 Capital Research and Management Compan Disposed on market 47.73 GBP -29889 Common Stock (29,889) 10/6/2021 Capital Research and Management Compan Disposed on market 47.94 GBP -344169 Common Stock (344,169) 10/6/2021 Capital Research and Management Compan Disposed on market 47.84 GBP -20852 Common Stock (20,852) 10/6/2021 Capital Research and Management Compan Disposed on market 66.67 USD -1 Common Stock (1) 10/6/2021 Capital Research and Management Compan Disposed on market 66.68 USD -5 Common Stock (5) 10/6/2021 Capital Research and Management Compan Acquired on market 66.38 USD 20 Common Stock 20 10/6/2021 Capital Research and Management Compan Acquired on market 66.38 USD 29 Common Stock 29 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -42 Common Stock (42) 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -152 Common Stock (152) 10/6/2021 Capital Research and Management Compan Acquired on market 66.38 USD 80 Common Stock 80 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -10 Common Stock (10) 10/6/2021 Capital Research and Management Compan Acquired on market 66.38 USD 5 Common Stock 5 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -23 Common Stock (23) 10/6/2021 Capital Research and Management Compan Acquired on market 66.38 USD 127 Common Stock 127 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -2664 Common Stock (2,664) 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -3783 Common Stock (3,783) 10/6/2021 Capital Research and Management Compan Disposed on market 66.38 USD -8813 Common Stock (8,813)

10/7/2021 Capital Research and Management Compan Disposed on market 49.6 GBP -1778 Common Stock (1,778) 10/7/2021 Capital Research and Management Compan Disposed on market 48.66 GBP -112152 Common Stock (112,152) 10/7/2021 Capital Research and Management Compan Disposed on market 49.5 GBP -234 Common Stock (234) 10/7/2021 Capital Research and Management Compan Disposed on market 67.07 USD -30 Common Stock (30) 10/7/2021 Capital Research and Management Compan Disposed on market 66.38 USD 0 Common Stock - 10/7/2021 Capital Research and Management Compan Disposed on market 66.38 USD 0 Common Stock - 10/7/2021 Capital Research and Management Compan Acquired on market 67.07 USD 1 Common Stock 1 10/7/2021 Capital Research and Management Compan Acquired on market 67.07 USD 4 Common Stock 4 10/7/2021 Capital Research and Management Compan Disposed on market 66.38 USD 0 Common Stock - 10/7/2021 Capital Research and Management Compan Disposed on market 67.07 USD -8 Common Stock (8) 10/7/2021 Capital Research and Management Compan Acquired on market 67.07 USD 51 Common Stock 51 10/7/2021 Capital Research and Management Compan Disposed on market 66.38 USD 0 Common Stock - 10/7/2021 Capital Research and Management Compan Disposed on market 66.38 USD 0 Common Stock - 10/7/2021 Capital Research and Management Compan Disposed on market 67.07 USD -94 Common Stock (94) 10/7/2021 Capital Research and Management Compan Acquired on market 67.07 USD 40 Common Stock 40 10/7/2021 Capital Research and Management Compan Disposed on market 66.38 USD 0 Common Stock - 10/8/2021 Group Private Client Services, Inc Disposed on market 49.75 USD -100 Common Stock (100) 10/8/2021 Group Private Client Services, Inc Disposed on market 49.75 USD -45 Common Stock (45) 10/8/2021 Group Private Client Services, Inc Disposed on market 49.75 USD -20 Common Stock (20) 10/8/2021 Group Private Client Services, Inc Disposed on market 49.75 USD -19 Common Stock (19) 10/8/2021 Capital Research and Management Compan Disposed on market 49.29 GBP -491 Common Stock (491) 10/8/2021 Capital Research and Management Compan Disposed on market 68.13 USD -806 Common Stock (806) 10/8/2021 Capital Research and Management Compan Disposed on market 68.13 USD -51 Common Stock (51) 10/8/2021 Capital Research and Management Compan Acquired on market 68.13 USD 112 Common Stock 112 10/8/2021 Capital Research and Management Compan Acquired on market 68.13 USD 34 Common Stock 34 10/8/2021 Capital Research and Management Compan Acquired on market 68.13 USD 7 Common Stock 7 10/8/2021 Capital Research and Management Compan Acquired on market 68.13 USD 3 Common Stock 3 10/8/2021 Capital Research and Management Compan Disposed on market 68.13 USD -1 Common Stock (1) 10/11/2021 Capital Research and Management Compan Acquired on market 68.47 USD 10 Common Stock 10 10/11/2021 Capital Research and Management Compan Acquired on market 68.47 USD 4 Common Stock 4 10/11/2021 Capital Research and Management Compan Disposed on market 68.47 USD -1 Common Stock (1)

10/11/2021 Capital Research and Management Compan Acquired on market 68.47 USD 52 Common Stock 52 10/11/2021 Capital Research and Management Compan Acquired on market 68.47 USD 16 Common Stock 16 10/11/2021 Capital Research and Management Compan Disposed on market 68.47 USD -2 Common Stock (2) 10/12/2021 Capital Bank & Trust Company Acquired on market 49.95 USD -99 Common Stock (99) 10/12/2021 Capital Bank & Trust Company Acquired on market 49.95 USD 99 Common Stock 99 10/12/2021 Capital Bank & Trust Company Acquired on market 49.95 USD 99 Common Stock 99 10/12/2021 Capital Bank & Trust Company Disposed on market 49.93 USD 641 Common Stock 641 10/12/2021 Capital Bank & Trust Company Disposed on market 49.93 USD 641 Common Stock 641 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -641 Common Stock (641) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -641 Common Stock (641) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -641 Common Stock (641) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -641 Common Stock (641) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -258 Common Stock (258) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -258 Common Stock (258) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -258 Common Stock (258) 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD -258 Common Stock (258) 10/12/2021 Group Private Client Services, Inc Acquired on market 49.95 USD -62 Common Stock (62) 10/12/2021 Group Private Client Services, Inc Acquired on market 69.12 USD 36 Common Stock 36 10/12/2021 Group Private Client Services, Inc Acquired on market 49.95 USD 62 Common Stock 62 10/12/2021 Group Private Client Services, Inc Acquired on market 49.95 USD 62 Common Stock 62 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD 258 Common Stock 258 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD 258 Common Stock 258 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD 258 Common Stock 258 10/12/2021 Group Private Client Services, Inc Disposed on market 49.93 USD 641 Common Stock 641 10/12/2021 Capital Research and Management Compan Disposed on market 50.29 GBP -358 Common Stock (358) 10/12/2021 Capital Research and Management Compan Acquired on market 49.91 GBP 1074 Common Stock 1,074 10/12/2021 Capital Research and Management Compan Acquired on market 50.34 GBP 2010 Common Stock 2,010 10/12/2021 Capital Research and Management Compan Disposed on market 50.05 GBP -230 Common Stock (230) 10/12/2021 Capital Research and Management Compan Acquired on market 69.81 USD 17 Common Stock 17 10/12/2021 Capital Research and Management Compan Disposed on market 68.47 USD 0 Common Stock - 10/12/2021 Capital Research and Management Compan Acquired on market 69.81 USD 134 Common Stock 134

10/12/2021 Capital Research and Management Compan Disposed on market 68.47 USD 0 Common Stock - 10/12/2021 Capital Research and Management Compan Acquired on market 69.81 USD 79 Common Stock 79 10/12/2021 Capital Research and Management Compan Disposed on market 68.47 USD 0 Common Stock - 10/12/2021 Capital Research and Management Compan Disposed on market 68.47 USD 0 Common Stock - 10/12/2021 Capital Research and Management Compan Acquired on market 69.81 USD 9 Common Stock 9 10/12/2021 Capital Research and Management Compan Acquired on market 69.81 USD 11 Common Stock 11 10/12/2021 Capital Research and Management Compan Disposed on market 68.47 USD 0 Common Stock - 10/12/2021 Capital Research and Management Compan Disposed on market 68.47 USD 0 Common Stock - 10/13/2021 Group Private Client Services, Inc Transfer out 92.68 USD -95 Common Stock (95) 10/13/2021 Group Private Client Services, Inc Transfer In 92.68 USD -95 Common Stock (95) 10/13/2021 Group Private Client Services, Inc Transfer In 92.68 USD -95 Common Stock (95) 10/13/2021 Group Private Client Services, Inc Transfer In 92.68 USD 95 Common Stock 95 10/13/2021 Group Private Client Services, Inc Transfer In 92.68 USD 95 Common Stock 95 10/13/2021 Group Private Client Services, Inc Transfer In 67.35 USD 95 Common Stock 95 10/13/2021 Capital Research and Management Compan Disposed on market 49.46 GBP -1996 Common Stock (1,996) 10/13/2021 Capital Research and Management Compan Disposed on market 49.3 GBP -487 Common Stock (487) 10/13/2021 Capital Research and Management Compan Disposed on market 49.3 GBP -282 Common Stock (282) 10/13/2021 Capital Research and Management Compan Acquired on market 69.29 USD 36 Common Stock 36 10/13/2021 Capital Research and Management Compan Disposed on market 69.29 USD -3 Common Stock (3) 10/13/2021 Capital Research and Management Compan Acquired on market 69.29 USD 35 Common Stock 35 10/13/2021 Capital Research and Management Compan Acquired on market 69.29 USD 62 Common Stock 62 10/13/2021 Capital Research and Management Compan Acquired on market 69.29 USD 136 Common Stock 136 10/13/2021 Capital Research and Management Compan Acquired on market 69.29 USD 105 Common Stock 105 10/14/2021 Capital Research and Management Compan Disposed on market 50.52 GBP -192729 Common Stock (192,729) 10/14/2021 Capital Research and Management Compan Acquired on market 50.86 GBP 244 Common Stock 244 10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 62 Common Stock 62 10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 62 Common Stock 62 10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 35 Common Stock 35 10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 5 Common Stock 5 10/14/2021 Capital Research and Management Compan Disposed on market 69.05 USD -12 Common Stock (12) 10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 5 Common Stock 5

10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 41 Common Stock 41 10/14/2021 Capital Research and Management Compan Acquired on market 69.05 USD 3 Common Stock 3 10/15/2021 Capital Bank & Trust Company Acquired on market 50.5 USD 1139 Common Stock 1,139 10/15/2021 Capital International Investors Disposed on market 50.77 GBP -1225 Common Stock (1,225) 10/15/2021 Group Private Client Services, Inc Acquired on market 50.5 USD -1139 Common Stock (1,139) 10/15/2021 Group Private Client Services, Inc Acquired on market 50.5 USD -1139 Common Stock (1,139) 10/15/2021 Group Private Client Services, Inc Acquired on market 50.55 USD -19 Common Stock (19) 10/15/2021 Group Private Client Services, Inc Acquired on market 50.55 USD 19 Common Stock 19 10/15/2021 Group Private Client Services, Inc Acquired on market 50.55 USD 19 Common Stock 19 10/15/2021 Group Private Client Services, Inc Acquired on market 50.5 USD 1139 Common Stock 1,139 10/15/2021 Group Private Client Services, Inc Acquired on market 50.5 USD 1139 Common Stock 1,139 10/15/2021 Capital Research and Management Compan Acquired on market 50.38 GBP 281 Common Stock 281 10/15/2021 Capital Research and Management Compan Acquired on market 71.09 USD 8 Common Stock 8 10/15/2021 Capital Research and Management Compan Disposed on market 71.09 USD -25 Common Stock (25) 10/15/2021 Capital Research and Management Compan Acquired on market 71.09 USD 17 Common Stock 17 10/15/2021 Capital Research and Management Compan Acquired on market 71.09 USD 297 Common Stock 297 10/15/2021 Capital Research and Management Compan Acquired on market 71.09 USD 4 Common Stock 4 10/15/2021 Capital Research and Management Compan Acquired on market 71.09 USD 135 Common Stock 135 10/18/2021 Group Private Client Services, Inc Acquired on market 50.52 USD -27 Common Stock (27) 10/18/2021 Group Private Client Services, Inc Acquired on market 50.52 USD 27 Common Stock 27 10/18/2021 Group Private Client Services, Inc Acquired on market 50.52 USD 27 Common Stock 27 10/18/2021 Capital Research and Management Compan Disposed on market 50.51 GBP -192249 Common Stock (192,249) 10/18/2021 Capital Research and Management Compan Disposed on market 50.19 GBP -250 Common Stock (250) 10/18/2021 Capital Research and Management Compan Acquired on market 70.43 USD 132 Common Stock 132 10/18/2021 Capital Research and Management Compan Acquired on market 70.43 USD 31 Common Stock 31 10/18/2021 Capital Research and Management Compan Acquired on market 70.43 USD 10 Common Stock 10 10/18/2021 Capital Research and Management Compan Acquired on market 70.43 USD 72 Common Stock 72 10/18/2021 Capital Research and Management Compan Acquired on market 70.43 USD 2 Common Stock 2 10/18/2021 Capital Research and Management Compan Disposed on market 70.43 USD -1 Common Stock (1) 10/18/2021 Capital Research and Management Compan Acquired on market 70.43 USD 26 Common Stock 26 10/19/2021 Group Private Client Services, Inc Transfer In 69.66 USD -336 Common Stock (336)

10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -218 Common Stock (218) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -118 Common Stock (118) 10/19/2021 Group Private Client Services, Inc Transfer In 69.66 USD -92 Common Stock (92) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -31 Common Stock (31) 10/19/2021 Group Private Client Services, Inc Transfer out 94.78 USD -27 Common Stock (27) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -23 Common Stock (23) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -14 Common Stock (14) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -11 Common Stock (11) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -7 Common Stock (7) 10/19/2021 Group Private Client Services, Inc Transfer out 69.66 USD -6 Common Stock (6) 10/19/2021 Group Private Client Services, Inc Transfer In 94.78 USD 27 Common Stock 27 10/19/2021 Group Private Client Services, Inc Transfer In 69.66 USD 92 Common Stock 92 10/19/2021 Group Private Client Services, Inc Transfer In 69.66 USD 92 Common Stock 92 10/19/2021 Group Private Client Services, Inc Transfer In 69.66 USD 336 Common Stock 336 10/19/2021 Group Private Client Services, Inc Transfer In 69.66 USD 336 Common Stock 336 10/19/2021 Capital Research and Management Compan Acquired on market 50.26 GBP 250 Common Stock 250 10/19/2021 Capital Research and Management Compan Acquired on market 50.5 GBP 45 Common Stock 45 10/19/2021 Capital Research and Management Compan Disposed on market 70.18 USD -110 Common Stock (110) 10/19/2021 Capital Research and Management Compan Acquired on market 70.18 USD 26 Common Stock 26 10/19/2021 Capital Research and Management Compan Acquired on market 70.18 USD 43 Common Stock 43 10/19/2021 Capital Research and Management Compan Acquired on market 70.18 USD 2 Common Stock 2 10/19/2021 Capital Research and Management Compan Acquired on market 70.18 USD 356 Common Stock 356 10/19/2021 Capital Research and Management Compan Disposed on market 70.18 USD -15 Common Stock (15) 10/19/2021 Capital Research and Management Compan Acquired on market 70.18 USD 36 Common Stock 36 10/19/2021 Capital Research and Management Compan Disposed on market 70.18 USD -152 Common Stock (152) 10/20/2021 Group Private Client Services, Inc Transfer out 67.48 USD -185 Common Stock (185) 10/20/2021 Group Private Client Services, Inc Transfer In 67.48 USD -185 Common Stock (185) 10/20/2021 Group Private Client Services, Inc Acquired on market 49.22 USD 97 Common Stock 97 10/20/2021 Group Private Client Services, Inc Transfer In 67.48 USD 185 Common Stock 185 10/20/2021 Group Private Client Services, Inc Transfer In 67.48 USD 185 Common Stock 185 10/20/2021 Capital Research and Management Compan Acquired on market 70.89 USD 59 Common Stock 59

10/20/2021 Capital Research and Management Compan Acquired on market 70.89 USD 47 Common Stock 47 10/20/2021 Capital Research and Management Compan Acquired on market 70.89 USD 7 Common Stock 7 10/20/2021 Capital Research and Management Compan Acquired on market 70.89 USD 376 Common Stock 376 10/20/2021 Capital Research and Management Compan Acquired on market 70.89 USD 13 Common Stock 13 10/20/2021 Capital Research and Management Compan Disposed on market 70.89 USD -5 Common Stock (5) 10/20/2021 Capital Research and Management Compan Acquired on market 70.89 USD 22 Common Stock 22 10/21/2021 Group Private Client Services, Inc Acquired on market 47.47 USD -98 Common Stock (98) 10/21/2021 Group Private Client Services, Inc Transfer out 93.12 USD -92 Common Stock (92) 10/21/2021 Group Private Client Services, Inc Transfer In 93.12 USD -92 Common Stock (92) 10/21/2021 Group Private Client Services, Inc Transfer In 93.12 USD 92 Common Stock 92 10/21/2021 Group Private Client Services, Inc Transfer In 93.12 USD 92 Common Stock 92 10/21/2021 Group Private Client Services, Inc Acquired on market 47.47 USD 98 Common Stock 98 10/21/2021 Group Private Client Services, Inc Acquired on market 47.47 USD 98 Common Stock 98 10/21/2021 Capital Research and Management Compan Disposed on market 68.13 USD -1 Common Stock (1) 10/21/2021 Capital Research and Management Compan Disposed on market 68.13 USD -3 Common Stock (3) 10/21/2021 Capital Research and Management Compan Acquired on market 68.13 USD 21 Common Stock 21 10/21/2021 Capital Research and Management Compan Acquired on market 68.13 USD 5 Common Stock 5 10/21/2021 Capital Research and Management Compan Acquired on market 68.13 USD 135 Common Stock 135 10/21/2021 Capital Research and Management Compan Acquired on market 68.13 USD 22 Common Stock 22 10/22/2021 Group Private Client Services, Inc Transfer In 88.91 USD -185 Common Stock (185) 10/22/2021 Group Private Client Services, Inc Transfer out 88.91 USD -185 Common Stock (185) 10/22/2021 Group Private Client Services, Inc Transfer out 64.28 USD -130 Common Stock (130) 10/22/2021 Group Private Client Services, Inc Transfer out 65.88 USD -100 Common Stock (100) 10/22/2021 Group Private Client Services, Inc Transfer In 64.28 USD -65 Common Stock (65) 10/22/2021 Group Private Client Services, Inc Disposed on market 46.94 USD -2 Common Stock (2) 10/22/2021 Group Private Client Services, Inc Disposed on market 46.94 USD -2 Common Stock (2) 10/22/2021 Group Private Client Services, Inc Disposed on market 46.94 USD 2 Common Stock 2 10/22/2021 Group Private Client Services, Inc Transfer In 65.88 USD 50 Common Stock 50 10/22/2021 Group Private Client Services, Inc Transfer In 65.88 USD 50 Common Stock 50 10/22/2021 Group Private Client Services, Inc Transfer In 64.28 USD 65 Common Stock 65 10/22/2021 Group Private Client Services, Inc Transfer In 64.28 USD 65 Common Stock 65

10/22/2021 Group Private Client Services, Inc Transfer In 64.28 USD 65 Common Stock 65 10/22/2021 Group Private Client Services, Inc Transfer In 88.91 USD 185 Common Stock 185 10/22/2021 Group Private Client Services, Inc Transfer In 88.91 USD 185 Common Stock 185 10/22/2021 Group Private Client Services, Inc Acquired on market 46.96 USD 209 Common Stock 209 10/22/2021 Capital Research and Management Compan Acquired on market 47.3 GBP 275 Common Stock 275 10/22/2021 Capital Research and Management Compan Acquired on market 65.54 USD 40 Common Stock 40 10/22/2021 Capital Research and Management Compan Acquired on market 65.54 USD 94 Common Stock 94 10/22/2021 Capital Research and Management Compan Acquired on market 65.54 USD 1 Common Stock 1 10/22/2021 Capital Research and Management Compan Disposed on market 65.54 USD -24 Common Stock (24) 10/22/2021 Capital Research and Management Compan Acquired on market 65.54 USD 7 Common Stock 7 10/22/2021 Capital Research and Management Compan Acquired on market 65.54 USD 26 Common Stock 26 10/25/2021 Group Private Client Services, Inc Acquired on market 47.3 USD -68 Common Stock (68) 10/25/2021 Group Private Client Services, Inc Acquired on market 47.3 USD 68 Common Stock 68 10/25/2021 Group Private Client Services, Inc Acquired on market 47.3 USD 68 Common Stock 68 10/25/2021 Capital Research and Management Compan Acquired on market 47.47 GBP 277 Common Stock 277 10/25/2021 Capital Research and Management Compan Acquired on market 47.47 GBP 205 Common Stock 205 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 4 Common Stock 4 10/25/2021 Capital Research and Management Compan Disposed on market 65.88 USD -13 Common Stock (13) 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 9 Common Stock 9 10/25/2021 Capital Research and Management Compan Disposed on market 65.88 USD -28 Common Stock (28) 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 8 Common Stock 8 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 15 Common Stock 15 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 267 Common Stock 267 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 78 Common Stock 78 10/25/2021 Capital Research and Management Compan Acquired on market 65.88 USD 75 Common Stock 75 10/26/2021 Capital Bank & Trust Company Transfer In 90.4 USD 336 Common Stock 336 10/26/2021 Capital International Investors Disposed on market 47.33 GBP -300 Common Stock (300) 10/26/2021 Capital International Investors Disposed on market 47.33 GBP -1400 Common Stock (1,400) 10/26/2021 Capital International Investors Disposed on market 47.33 GBP -800 Common Stock (800) 10/26/2021 Capital International Investors Disposed on market 47.33 GBP -2300 Common Stock (2,300) 10/26/2021 Capital International Investors Disposed on market 47.33 GBP -400 Common Stock (400)

10/26/2021 Capital International Investors Disposed on market 47.33 GBP -3000 Common Stock (3,000) 10/26/2021 Capital International Limited Disposed on market 47.33 GBP -1000 Common Stock (1,000) 10/26/2021 Capital International Limited Disposed on market 47.33 GBP -5000 Common Stock (5,000) 10/26/2021 Capital International Sàrl,Capita Disposed on market 47.33 GBP -500 Common Stock (500) 10/26/2021 Group Private Client Services, Inc Transfer out 90.4 USD -336 Common Stock (336) 10/26/2021 Group Private Client Services, Inc Transfer In 90.4 USD -336 Common Stock (336) 10/26/2021 Group Private Client Services, Inc Transfer In 90.4 USD 336 Common Stock 336 10/26/2021 Capital Research and Management Compan Disposed on market 47.33 GBP -2300 Common Stock (2,300) 10/26/2021 Capital Research and Management Compan Disposed on market 47.33 GBP -241298 Common Stock (241,298) 10/26/2021 Capital Research and Management Compan Acquired on market 47.34 GBP 281 Common Stock 281 10/26/2021 Capital Research and Management Compan Disposed on market 47.33 GBP -600 Common Stock (600) 10/26/2021 Capital Research and Management Compan Acquired on market 47.25 GBP 49 Common Stock 49 10/26/2021 Capital Research and Management Compan Disposed on market 47.33 GBP -27600 Common Stock (27,600) 10/26/2021 Capital Research and Management Compan Acquired on market 66.83 USD 131 Common Stock 131 10/26/2021 Capital Research and Management Compan Acquired on market 66.83 USD 92 Common Stock 92 10/26/2021 Capital Research and Management Compan Acquired on market 66.83 USD 92 Common Stock 92 10/26/2021 Capital Research and Management Compan Acquired on market 66.83 USD 18 Common Stock 18 10/26/2021 Capital Research and Management Compan Acquired on market 66.83 USD 9 Common Stock 9 10/26/2021 Capital Research and Management Compan Acquired on market 66.83 USD 6 Common Stock 6 10/26/2021 Capital Research and Management Compan Disposed on market 66.83 USD -23 Common Stock (23) 10/27/2021 Capital International Investors Disposed on market 46.63 GBP -800 Common Stock (800) 10/27/2021 Capital International Investors Disposed on market 46.63 GBP -3400 Common Stock (3,400) 10/27/2021 Capital International Investors Disposed on market 46.63 GBP -1900 Common Stock (1,900) 10/27/2021 Capital International Investors Disposed on market 46.63 GBP -5200 Common Stock (5,200) 10/27/2021 Capital International Investors Disposed on market 46.63 GBP -900 Common Stock (900) 10/27/2021 Capital International Investors Disposed on market 46.63 GBP -7100 Common Stock (7,100) 10/27/2021 Capital International Limited Disposed on market 46.63 GBP -2416 Common Stock (2,416) 10/27/2021 Capital International Limited Disposed on market 46.63 GBP -11963 Common Stock (11,963) 10/27/2021 Capital International Sàrl,Capita Disposed on market 46.63 GBP -1200 Common Stock (1,200) 10/27/2021 Group Private Client Services, Inc Transfer In 63.85 USD -416 Common Stock (416) 10/27/2021 Group Private Client Services, Inc Transfer out 63.85 USD -200 Common Stock (200)

10/27/2021 Group Private Client Services, Inc Transfer out 63.85 USD -143 Common Stock (143) 10/27/2021 Group Private Client Services, Inc Transfer out 63.85 USD -40 Common Stock (40) 10/27/2021 Group Private Client Services, Inc Transfer out 63.85 USD -33 Common Stock (33) 10/27/2021 Group Private Client Services, Inc Acquired on market 46.58 USD 84 Common Stock 84 10/27/2021 Group Private Client Services, Inc Transfer In 63.85 USD 416 Common Stock 416 10/27/2021 Group Private Client Services, Inc Transfer In 63.85 USD 416 Common Stock 416 10/27/2021 Capital Research and Management Compan Disposed on market 46.63 GBP -5400 Common Stock (5,400) 10/27/2021 Capital Research and Management Compan Disposed on market 46.57 GBP -1000 Common Stock (1,000) 10/27/2021 Capital Research and Management Compan Disposed on market 46.63 GBP -1300 Common Stock (1,300) 10/27/2021 Capital Research and Management Compan Acquired on market 46.5 GBP 293 Common Stock 293 10/27/2021 Capital Research and Management Compan Disposed on market 46.63 GBP -64800 Common Stock (64,800) 10/27/2021 Capital Research and Management Compan Disposed on market 46.57 GBP -400 Common Stock (400) 10/27/2021 Capital Research and Management Compan Disposed on market 46.63 GBP -567700 Common Stock (567,700) 10/27/2021 Capital Research and Management Compan Disposed on market 46.57 GBP -3100 Common Stock (3,100) 10/27/2021 Capital Research and Management Compan Disposed on market 46.57 GBP -105032 Common Stock (105,032) 10/27/2021 Capital Research and Management Compan Acquired on market 66.03 USD 3 Common Stock 3 10/27/2021 Capital Research and Management Compan Acquired on market 66.03 USD 7 Common Stock 7 10/27/2021 Capital Research and Management Compan Acquired on market 66.03 USD 3 Common Stock 3 10/27/2021 Capital Research and Management Compan Acquired on market 66.03 USD 10 Common Stock 10 10/27/2021 Capital Research and Management Compan Acquired on market 66.03 USD 20 Common Stock 20 10/27/2021 Capital Research and Management Compan Disposed on market 66.03 USD -30 Common Stock (30) 10/27/2021 Capital Research and Management Compan Acquired on market 66.03 USD 3 Common Stock 3 10/27/2021 Capital Research and Management Compan Disposed on market 66.03 USD -33 Common Stock (33) 10/27/2021 Capital Research and Management Compan Disposed on market 66.03 USD -67 Common Stock (67) 10/28/2021 Capital International Investors Disposed on market 46.1 GBP -300 Common Stock (300) 10/28/2021 Capital International Investors Disposed on market 46.1 GBP -400 Common Stock (400) 10/28/2021 Capital International Limited Disposed on market 46.1 GBP -600 Common Stock (600) 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD -64 Common Stock (64) 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD -64 Common Stock (64) 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD -64 Common Stock (64) 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD 64 Common Stock 64

10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD 64 Common Stock 64 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD 64 Common Stock 64 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD 64 Common Stock 64 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD 64 Common Stock 64 10/28/2021 Group Private Client Services, Inc Acquired on market 46 USD 64 Common Stock 64 10/28/2021 Capital Research and Management Compan Acquired on market 45.99 GBP 137 Common Stock 137 10/28/2021 Capital Research and Management Compan Acquired on market 45.99 GBP 700 Common Stock 700 10/28/2021 Capital Research and Management Compan Disposed on market 45.99 GBP -137 Common Stock (137) 10/28/2021 Capital Research and Management Compan Disposed on market 45.99 GBP -700 Common Stock (700) 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -24200 Common Stock (24,200) 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -181400 Common Stock (181,400) 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -826017 Common Stock (826,017) 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -300 Common Stock (300) 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -2400 Common Stock (2,400) 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -8100 Common Stock (8,100) 10/28/2021 Capital Research and Management Compan Acquired on market 46.16 GBP 300 Common Stock 300 10/28/2021 Capital Research and Management Compan Disposed on market 46.1 GBP -2900 Common Stock (2,900) 10/28/2021 Capital Research and Management Compan Acquired on market 64.44 USD 2 Common Stock 2 10/28/2021 Capital Research and Management Compan Acquired on market 64.44 USD 275 Common Stock 275 10/28/2021 Capital Research and Management Compan Acquired on market 64.44 USD 48 Common Stock 48 10/28/2021 Capital Research and Management Compan Acquired on market 64.44 USD 11 Common Stock 11 10/28/2021 Capital Research and Management Compan Acquired on market 64.44 USD 36 Common Stock 36 10/28/2021 Capital Research and Management Compan Disposed on market 64.44 USD -16 Common Stock (16) 10/28/2021 Capital Research and Management Compan Acquired on market 64.44 USD 5 Common Stock 5 10/29/2021 Capital International Investors Disposed on market 45.73 GBP -200 Common Stock (200) 10/29/2021 Capital International Limited Disposed on market 45.73 GBP -200 Common Stock (200) 10/29/2021 Capital International Limited Disposed on market 45.73 GBP -400 Common Stock (400) 10/29/2021 Group Private Client Services, Inc Transfer out 86.82 USD -416 Common Stock (416) 10/29/2021 Group Private Client Services, Inc Transfer In 86.82 USD 416 Common Stock 416 10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -300 Common Stock (300) 10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -1800 Common Stock (1,800)

10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -6400 Common Stock (6,400) 10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -19200 Common Stock (19,200) 10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -143400 Common Stock (143,400) 10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -652806 Common Stock (652,806) 10/29/2021 Capital Research and Management Compan Acquired on market 45.56 GBP 332 Common Stock 332 10/29/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -2300 Common Stock (2,300) 10/29/2021 Capital Research and Management Compan Acquired on market 45.6 GBP 287 Common Stock 287 10/29/2021 Capital Research and Management Compan Acquired on market 64.5 USD 32 Common Stock 32 10/29/2021 Capital Research and Management Compan Disposed on market 64.5 USD -14 Common Stock (14) 10/29/2021 Capital Research and Management Compan Acquired on market 64.5 USD 16 Common Stock 16 10/29/2021 Capital Research and Management Compan Disposed on market 64.5 USD -21 Common Stock (21) 10/29/2021 Capital Research and Management Compan Acquired on market 64.5 USD 76 Common Stock 76 10/29/2021 Capital Research and Management Compan Disposed on market 64.5 USD -21 Common Stock (21) 10/29/2021 Capital Research and Management Compan Acquired on market 64.5 USD 92 Common Stock 92 10/29/2021 Capital Research and Management Compan Acquired on market 64.5 USD 69 Common Stock 69 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD -97 Common Stock (97) 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 97 Common Stock 97 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 290 Common Stock 290 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 290 Common Stock 290 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 693 Common Stock 693 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 693 Common Stock 693 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 931 Common Stock 931 11/1/2021 Capital Bank & Trust Company Acquired on market 45.71 USD 931 Common Stock 931 11/1/2021 Capital Bank & Trust Company Disposed on market 45.97 USD 42 Common Stock 42 11/1/2021 Capital International Investors Disposed on market 45.61 GBP -200 Common Stock (200) 11/1/2021 Capital International Investors Disposed on market 45.61 GBP -200 Common Stock (200) 11/1/2021 Capital International Investors Disposed on market 45.61 GBP -200 Common Stock (200) 11/1/2021 Capital International Limited Disposed on market 45.61 GBP -200 Common Stock (200) 11/1/2021 Capital International Sàrl,Capita Disposed on market 45.61 GBP -200 Common Stock (200) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -1065 Common Stock (1,065) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -931 Common Stock (931)

11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -701 Common Stock (701) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -693 Common Stock (693) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -489 Common Stock (489) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -323 Common Stock (323) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -290 Common Stock (290) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -270 Common Stock (270) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -188 Common Stock (188) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -173 Common Stock (173) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -154 Common Stock (154) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -148 Common Stock (148) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -128 Common Stock (128) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -112 Common Stock (112) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -95 Common Stock (95) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD -81 Common Stock (81) 11/1/2021 Group Private Client Services, Inc Disposed on market 45.97 USD -42 Common Stock (42) 11/1/2021 Group Private Client Services, Inc Disposed on market 45.97 USD -42 Common Stock (42) 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 81 Common Stock 81 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 81 Common Stock 81 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 95 Common Stock 95 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 95 Common Stock 95 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 97 Common Stock 97 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 112 Common Stock 112 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 112 Common Stock 112 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 128 Common Stock 128 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 128 Common Stock 128 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 148 Common Stock 148 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 148 Common Stock 148 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 154 Common Stock 154 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 154 Common Stock 154 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 173 Common Stock 173 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 173 Common Stock 173

11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 188 Common Stock 188 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 188 Common Stock 188 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 270 Common Stock 270 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 270 Common Stock 270 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 323 Common Stock 323 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 323 Common Stock 323 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 489 Common Stock 489 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 489 Common Stock 489 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 701 Common Stock 701 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 701 Common Stock 701 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 1065 Common Stock 1,065 11/1/2021 Group Private Client Services, Inc Acquired on market 45.71 USD 1065 Common Stock 1,065 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -100 Common Stock (100) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -1100 Common Stock (1,100) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -3700 Common Stock (3,700) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -11100 Common Stock (11,100) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -83000 Common Stock (83,000) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -377460 Common Stock (377,460) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -86300 Common Stock (86,300) 11/1/2021 Capital Research and Management Compan Disposed on market 45.61 GBP -1300 Common Stock (1,300) 11/1/2021 Capital Research and Management Compan Acquired on market 63.27 USD 9 Common Stock 9 11/1/2021 Capital Research and Management Compan Acquired on market 63.27 USD 15 Common Stock 15 11/1/2021 Capital Research and Management Compan Acquired on market 63.27 USD 19 Common Stock 19 11/1/2021 Capital Research and Management Compan Disposed on market 63.27 USD -22 Common Stock (22) 11/1/2021 Capital Research and Management Compan Acquired on market 63.27 USD 23 Common Stock 23 11/1/2021 Capital Research and Management Compan Disposed on market 63.27 USD -13 Common Stock (13) 11/2/2021 Capital International Investors Disposed on market 44.46 GBP -200 Common Stock (200) 11/2/2021 Capital International Investors Disposed on market 44.46 GBP -200 Common Stock (200) 11/2/2021 Capital International Limited Disposed on market 44.46 GBP -200 Common Stock (200) 11/2/2021 Group Private Client Services, Inc Acquired on market 44.91 USD -94 Common Stock (94) 11/2/2021 Group Private Client Services, Inc Transfer out 60.7 USD -75 Common Stock (75)

11/2/2021 Group Private Client Services, Inc Transfer In 60.7 USD -75 Common Stock (75) 11/2/2021 Group Private Client Services, Inc Transfer In 60.7 USD 75 Common Stock 75 11/2/2021 Group Private Client Services, Inc Transfer In 60.7 USD 75 Common Stock 75 11/2/2021 Group Private Client Services, Inc Acquired on market 44.91 USD 94 Common Stock 94 11/2/2021 Group Private Client Services, Inc Acquired on market 44.91 USD 94 Common Stock 94 11/2/2021 Group Private Client Services, Inc Acquired on market 44.56 USD 287 Common Stock 287 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -7639 Common Stock (7,639) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -761 Common Stock (761) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -2700 Common Stock (2,700) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -591856 Common Stock (591,856) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -59665 Common Stock (59,665) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -8000 Common Stock (8,000) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -271700 Common Stock (271,700) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -62100 Common Stock (62,100) 11/2/2021 Capital Research and Management Compan Disposed on market 44.46 GBP -900 Common Stock (900) 11/2/2021 Capital Research and Management Compan Acquired on market 44.6 GBP 279 Common Stock 279 11/2/2021 Capital Research and Management Compan Acquired on market 63.39 USD 1 Common Stock 1 11/2/2021 Capital Research and Management Compan Acquired on market 63.39 USD 11 Common Stock 11 11/2/2021 Capital Research and Management Compan Acquired on market 63.39 USD 95 Common Stock 95 11/2/2021 Capital Research and Management Compan Acquired on market 63.39 USD 2 Common Stock 2 11/2/2021 Capital Research and Management Compan Acquired on market 63.39 USD 5 Common Stock 5 11/2/2021 Capital Research and Management Compan Acquired on market 63.39 USD 74 Common Stock 74 11/2/2021 Capital Research and Management Compan Disposed on market 63.39 USD -65 Common Stock (65) 11/3/2021 Group Private Client Services, Inc Disposed on market 45.21 USD -91 Common Stock (91) 11/3/2021 Group Private Client Services, Inc Disposed on market 45.21 USD -91 Common Stock (91) 11/3/2021 Group Private Client Services, Inc Transfer out 62.11 USD -50 Common Stock (50) 11/3/2021 Group Private Client Services, Inc Transfer In 62.11 USD -50 Common Stock (50) 11/3/2021 Group Private Client Services, Inc Transfer In 62.11 USD 50 Common Stock 50 11/3/2021 Group Private Client Services, Inc Transfer In 62.11 USD 50 Common Stock 50 11/3/2021 Group Private Client Services, Inc Disposed on market 45.21 USD 91 Common Stock 91 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -2001 Common Stock (2,001)

11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -199 Common Stock (199) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -700 Common Stock (700) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -1546 Common Stock (1,546) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -154 Common Stock (154) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -600 Common Stock (600) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -153891 Common Stock (153,891) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -15514 Common Stock (15,514) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -2100 Common Stock (2,100) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -70600 Common Stock (70,600) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -16100 Common Stock (16,100) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -121985 Common Stock (121,985) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -12297 Common Stock (12,297) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -1600 Common Stock (1,600) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -55900 Common Stock (55,900) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -12700 Common Stock (12,700) 11/3/2021 Capital Research and Management Compan Disposed on market 45.06 GBP -2164 Common Stock (2,164) 11/3/2021 Capital Research and Management Compan Disposed on market 45.06 GBP -218 Common Stock (218) 11/3/2021 Capital Research and Management Compan Disposed on market 45.06 GBP -1100 Common Stock (1,100) 11/3/2021 Capital Research and Management Compan Disposed on market 45.06 GBP -300 Common Stock (300) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -300 Common Stock (300) 11/3/2021 Capital Research and Management Compan Disposed on market 44.68 GBP -14900 Common Stock (14,900) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -200 Common Stock (200) 11/3/2021 Capital Research and Management Compan Disposed on market 45.22 GBP -11700 Common Stock (11,700) 11/3/2021 Capital Research and Management Compan Disposed on market 45.06 GBP -200 Common Stock (200) 11/3/2021 Capital Research and Management Compan Disposed on market 61.94 USD -30 Common Stock (30) 11/3/2021 Capital Research and Management Compan Disposed on market 61.94 USD -15 Common Stock (15) 11/3/2021 Capital Research and Management Compan Acquired on market 61.94 USD 94 Common Stock 94 11/3/2021 Capital Research and Management Compan Acquired on market 61.94 USD 18 Common Stock 18 11/3/2021 Capital Research and Management Compan Acquired on market 61.94 USD 59 Common Stock 59 11/3/2021 Capital Research and Management Compan Acquired on market 61.94 USD 23 Common Stock 23 11/4/2021 Capital Bank & Trust Company Acquired on market 44.9 USD -64 Common Stock (64)

11/4/2021 Capital Bank & Trust Company Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Capital International Investors Disposed on market 44.51 GBP -200 Common Stock (200) 11/4/2021 Capital International Sàrl,Capita Disposed on market 44.44 GBP -1300 Common Stock (1,300) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -300 Common Stock (300) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -300 Common Stock (300) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -200 Common Stock (200) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -200 Common Stock (200) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -200 Common Stock (200) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -200 Common Stock (200) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100)

11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100)

11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -100 Common Stock (100) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -95 Common Stock (95) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -94 Common Stock (94) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -90 Common Stock (90) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -83 Common Stock (83) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -80 Common Stock (80) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -80 Common Stock (80) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -80 Common Stock (80)

11/4/2021 Group Private Client Services, Inc Transfer out 59.83 USD -65 Common Stock (65) 11/4/2021 Group Private Client Services, Inc Transfer In 59.83 USD -65 Common Stock (65) 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD -64 Common Stock (64) 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD -64 Common Stock (64) 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD -64 Common Stock (64) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -60 Common Stock (60) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -55 Common Stock (55) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -40 Common Stock (40) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -23 Common Stock (23) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -22 Common Stock (22) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -20 Common Stock (20) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -20 Common Stock (20) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -20 Common Stock (20) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -17 Common Stock (17) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -10 Common Stock (10) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -6 Common Stock (6) 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD -5 Common Stock (5) 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Acquired on market 44.9 USD 64 Common Stock 64 11/4/2021 Group Private Client Services, Inc Transfer In 59.83 USD 65 Common Stock 65 11/4/2021 Group Private Client Services, Inc Transfer In 59.83 USD 65 Common Stock 65 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100

11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100 11/4/2021 Group Private Client Services, Inc Disposed on market 44.43 USD 100 Common Stock 100 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -3092 Common Stock (3,092) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -308 Common Stock (308) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -1100 Common Stock (1,100) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -300 Common Stock (300) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -600 Common Stock (600) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -23500 Common Stock (23,500) 11/4/2021 Capital Research and Management Compan Disposed on market 44.44 GBP -11348 Common Stock (11,348) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -242821 Common Stock (242,821) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -24479 Common Stock (24,479) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -4200 Common Stock (4,200) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -56200 Common Stock (56,200) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -3300 Common Stock (3,300) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -111400 Common Stock (111,400) 11/4/2021 Capital Research and Management Compan Disposed on market 44.51 GBP -25500 Common Stock (25,500) 11/4/2021 Capital Research and Management Compan Acquired on market 62.11 USD 6 Common Stock 6 11/4/2021 Capital Research and Management Compan Acquired on market 62.11 USD 3 Common Stock 3 11/4/2021 Capital Research and Management Compan Disposed on market 62.11 USD -7 Common Stock (7) 11/4/2021 Capital Research and Management Compan Acquired on market 62.11 USD 83 Common Stock 83 11/4/2021 Capital Research and Management Compan Acquired on market 62.11 USD 5 Common Stock 5 11/4/2021 Capital Research and Management Compan Acquired on market 62.11 USD 103 Common Stock 103 11/4/2021 Capital Research and Management Compan Disposed on market 62.11 USD -9 Common Stock (9) 11/5/2021 Capital Bank & Trust Company Transfer In 59.67 USD -158 Common Stock (158) 11/5/2021 Capital Bank & Trust Company Transfer In 59.67 USD 158 Common Stock 158 11/5/2021 Capital Bank & Trust Company Transfer In 59.67 USD 158 Common Stock 158 11/5/2021 Capital Bank & Trust Company Transfer out 59.67 USD -38 Common Stock (38) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -297 Common Stock (297) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -296 Common Stock (296) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -296 Common Stock (296) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -294 Common Stock (294)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -285 Common Stock (285) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -285 Common Stock (285) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -277 Common Stock (277) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -277 Common Stock (277) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -272 Common Stock (272) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -272 Common Stock (272) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -269 Common Stock (269) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -254 Common Stock (254) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -254 Common Stock (254) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -234 Common Stock (234) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -234 Common Stock (234) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -229 Common Stock (229) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -229 Common Stock (229) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -219 Common Stock (219) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -217 Common Stock (217) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -214 Common Stock (214) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -207 Common Stock (207) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -207 Common Stock (207) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -204 Common Stock (204) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -201 Common Stock (201) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -201 Common Stock (201) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -199 Common Stock (199) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -198 Common Stock (198) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -195 Common Stock (195) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -195 Common Stock (195) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -192 Common Stock (192) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -192 Common Stock (192) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -188 Common Stock (188) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -183 Common Stock (183) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -177 Common Stock (177)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -173 Common Stock (173) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -171 Common Stock (171) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -171 Common Stock (171) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -163 Common Stock (163) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -162 Common Stock (162) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -162 Common Stock (162) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -158 Common Stock (158) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -152 Common Stock (152) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -152 Common Stock (152) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -149 Common Stock (149) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -149 Common Stock (149) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -148 Common Stock (148) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -148 Common Stock (148) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -144 Common Stock (144) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -144 Common Stock (144) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -138 Common Stock (138) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -133 Common Stock (133) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -133 Common Stock (133) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -132 Common Stock (132) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -132 Common Stock (132) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -130 Common Stock (130)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -129 Common Stock (129) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -123 Common Stock (123) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -123 Common Stock (123) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -122 Common Stock (122) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -119 Common Stock (119) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -117 Common Stock (117) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -112 Common Stock (112) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -112 Common Stock (112) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -111 Common Stock (111) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -108 Common Stock (108) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -108 Common Stock (108) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -104 Common Stock (104) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -104 Common Stock (104) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -102 Common Stock (102) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -101 Common Stock (101)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -98 Common Stock (98) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -97 Common Stock (97) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -97 Common Stock (97) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -97 Common Stock (97) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -97 Common Stock (97) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -93 Common Stock (93) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -93 Common Stock (93) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -87 Common Stock (87) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -87 Common Stock (87) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -86 Common Stock (86) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -84 Common Stock (84) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -83 Common Stock (83) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -79 Common Stock (79) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -78 Common Stock (78) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -78 Common Stock (78) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -75 Common Stock (75)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -72 Common Stock (72) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -66 Common Stock (66) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -62 Common Stock (62) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -62 Common Stock (62) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -59 Common Stock (59) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -59 Common Stock (59) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -56 Common Stock (56) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -52 Common Stock (52) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -52 Common Stock (52) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -51 Common Stock (51) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -51 Common Stock (51) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -47 Common Stock (47)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -46 Common Stock (46) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -46 Common Stock (46) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -44 Common Stock (44) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -43 Common Stock (43) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -42 Common Stock (42) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -42 Common Stock (42) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -38 Common Stock (38) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -37 Common Stock (37) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -37 Common Stock (37) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -33 Common Stock (33) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -31 Common Stock (31) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -31 Common Stock (31) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -27 Common Stock (27) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -27 Common Stock (27) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -26 Common Stock (26) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -26 Common Stock (26) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -25 Common Stock (25)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -23 Common Stock (23) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -22 Common Stock (22) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -21 Common Stock (21) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -21 Common Stock (21) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -16 Common Stock (16) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -16 Common Stock (16) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD -13 Common Stock (13) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -13 Common Stock (13) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -12 Common Stock (12) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -12 Common Stock (12) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD -9 Common Stock (9) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -9 Common Stock (9) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -8 Common Stock (8) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -7 Common Stock (7) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -7 Common Stock (7) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -6 Common Stock (6) 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD -6 Common Stock (6) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -5 Common Stock (5)

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD -4 Common Stock (4) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -3 Common Stock (3) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -1 Common Stock (1) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD -1 Common Stock (1) 11/5/2021 Capital Bank & Trust Company Disposed on market 44.2 USD 2 Common Stock 2 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 2 Common Stock 2 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD 3 Common Stock 3 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 5 Common Stock 5 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 5 Common Stock 5 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD 6 Common Stock 6 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 7 Common Stock 7 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 7 Common Stock 7 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 8 Common Stock 8 11/5/2021 Capital Bank & Trust Company Disposed on market 60.49 USD 9 Common Stock 9 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 9 Common Stock 9 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 11 Common Stock 11 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 11 Common Stock 11 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 12 Common Stock 12 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 12 Common Stock 12 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 16 Common Stock 16 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 16 Common Stock 16 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 17 Common Stock 17 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 17 Common Stock 17 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 19 Common Stock 19

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 19 Common Stock 19 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 22 Common Stock 22 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 22 Common Stock 22 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 24 Common Stock 24 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 24 Common Stock 24 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 26 Common Stock 26 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 27 Common Stock 27 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 27 Common Stock 27 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 28 Common Stock 28 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 28 Common Stock 28 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 29 Common Stock 29 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 29 Common Stock 29 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 31 Common Stock 31 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 31 Common Stock 31 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 34 Common Stock 34 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 34 Common Stock 34 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 38 Common Stock 38 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 41 Common Stock 41 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 41 Common Stock 41 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 42 Common Stock 42 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 44 Common Stock 44

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 44 Common Stock 44 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 46 Common Stock 46 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 46 Common Stock 46 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 51 Common Stock 51 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 51 Common Stock 51 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 53 Common Stock 53 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 53 Common Stock 53 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 53 Common Stock 53 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 53 Common Stock 53 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 54 Common Stock 54 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 54 Common Stock 54 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 56 Common Stock 56 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 57 Common Stock 57 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 57 Common Stock 57 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 58 Common Stock 58 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 59 Common Stock 59 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 61 Common Stock 61 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 61 Common Stock 61 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 62 Common Stock 62 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 64 Common Stock 64 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 64 Common Stock 64 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 64 Common Stock 64 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 67 Common Stock 67 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 67 Common Stock 67 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 68 Common Stock 68

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 68 Common Stock 68 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 69 Common Stock 69 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 69 Common Stock 69 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 73 Common Stock 73 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 73 Common Stock 73 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 76 Common Stock 76 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 76 Common Stock 76 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 77 Common Stock 77 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 77 Common Stock 77 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 78 Common Stock 78 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 78 Common Stock 78 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 79 Common Stock 79 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 81 Common Stock 81 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 82 Common Stock 82 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 82 Common Stock 82 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 83 Common Stock 83 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 87 Common Stock 87 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 87 Common Stock 87 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 88 Common Stock 88 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 91 Common Stock 91 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 91 Common Stock 91 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 94 Common Stock 94 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 94 Common Stock 94

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 96 Common Stock 96 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 96 Common Stock 96 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 97 Common Stock 97 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 97 Common Stock 97 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 101 Common Stock 101 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 101 Common Stock 101 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 102 Common Stock 102 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 102 Common Stock 102 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 103 Common Stock 103 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 103 Common Stock 103 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 104 Common Stock 104 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 104 Common Stock 104 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 111 Common Stock 111 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 111 Common Stock 111 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 112 Common Stock 112 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 112 Common Stock 112 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 113 Common Stock 113 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 113 Common Stock 113 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 116 Common Stock 116 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 116 Common Stock 116 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 118 Common Stock 118 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 120 Common Stock 120 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 120 Common Stock 120

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 122 Common Stock 122 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 122 Common Stock 122 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 123 Common Stock 123 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 123 Common Stock 123 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 128 Common Stock 128 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 129 Common Stock 129 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 132 Common Stock 132 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 133 Common Stock 133 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 137 Common Stock 137 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 138 Common Stock 138 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 139 Common Stock 139 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 141 Common Stock 141 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 142 Common Stock 142 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 143 Common Stock 143 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 147 Common Stock 147 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 147 Common Stock 147 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 149 Common Stock 149 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 149 Common Stock 149 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 155 Common Stock 155 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 156 Common Stock 156 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 160 Common Stock 160 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 167 Common Stock 167 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 168 Common Stock 168 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 169 Common Stock 169 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 169 Common Stock 169

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 170 Common Stock 170 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 173 Common Stock 173 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 173 Common Stock 173 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 178 Common Stock 178 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 178 Common Stock 178 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 180 Common Stock 180 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 186 Common Stock 186 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 195 Common Stock 195 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 195 Common Stock 195 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 196 Common Stock 196 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 198 Common Stock 198 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 198 Common Stock 198 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 202 Common Stock 202 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 204 Common Stock 204 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 205 Common Stock 205 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 207 Common Stock 207 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 210 Common Stock 210 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 214 Common Stock 214 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 216 Common Stock 216 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 217 Common Stock 217 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 222 Common Stock 222 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 224 Common Stock 224 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 230 Common Stock 230 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 231 Common Stock 231 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 240 Common Stock 240 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 243 Common Stock 243 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 245 Common Stock 245 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 245 Common Stock 245 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 270 Common Stock 270 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 270 Common Stock 270 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 275 Common Stock 275

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 280 Common Stock 280 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 280 Common Stock 280 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 292 Common Stock 292 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 296 Common Stock 296 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 297 Common Stock 297 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 310 Common Stock 310 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 311 Common Stock 311 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 316 Common Stock 316 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 320 Common Stock 320 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 321 Common Stock 321 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 325 Common Stock 325 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 330 Common Stock 330 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 330 Common Stock 330 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 345 Common Stock 345 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 345 Common Stock 345 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 353 Common Stock 353 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 360 Common Stock 360 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 365 Common Stock 365 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 378 Common Stock 378 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 390 Common Stock 390 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 402 Common Stock 402 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 416 Common Stock 416 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 416 Common Stock 416 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 440 Common Stock 440 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 443 Common Stock 443 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 500 Common Stock 500 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 500 Common Stock 500 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 505 Common Stock 505 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 511 Common Stock 511 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 541 Common Stock 541

11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 600 Common Stock 600 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 600 Common Stock 600 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 655 Common Stock 655 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 660 Common Stock 660 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 680 Common Stock 680 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 680 Common Stock 680 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 705 Common Stock 705 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 706 Common Stock 706 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 710 Common Stock 710 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 723 Common Stock 723 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 900 Common Stock 900 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 915 Common Stock 915 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1150 Common Stock 1,150 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1162 Common Stock 1,162 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1190 Common Stock 1,190 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1300 Common Stock 1,300 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1355 Common Stock 1,355 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1390 Common Stock 1,390 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1400 Common Stock 1,400 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1430 Common Stock 1,430 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1705 Common Stock 1,705 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 1732 Common Stock 1,732 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 2680 Common Stock 2,680 11/5/2021 Capital Bank & Trust Company Disposed on market 44.19 USD 3340 Common Stock 3,340 11/5/2021 Capital International Limited Disposed on market 44.25 GBP -200 Common Stock (200) 11/5/2021 Capital International Limited Disposed on market 44.25 GBP -200 Common Stock (200) 11/5/2021 Capital International Sàrl,Capita Disposed on market 44.22 GBP -30014 Common Stock (30,014) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -3850 Common Stock (3,850) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -3850 Common Stock (3,850) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -3600 Common Stock (3,600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -3340 Common Stock (3,340)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -3340 Common Stock (3,340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2680 Common Stock (2,680) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2680 Common Stock (2,680) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2626 Common Stock (2,626) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2400 Common Stock (2,400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2400 Common Stock (2,400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1964 Common Stock (1,964) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1964 Common Stock (1,964) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1732 Common Stock (1,732) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1732 Common Stock (1,732) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1705 Common Stock (1,705) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1705 Common Stock (1,705) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1600 Common Stock (1,600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1587 Common Stock (1,587) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1574 Common Stock (1,574) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1574 Common Stock (1,574) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1430 Common Stock (1,430) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1430 Common Stock (1,430) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1400 Common Stock (1,400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1400 Common Stock (1,400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1390 Common Stock (1,390) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1390 Common Stock (1,390) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1355 Common Stock (1,355) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1355 Common Stock (1,355) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1300 Common Stock (1,300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1300 Common Stock (1,300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1205 Common Stock (1,205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1205 Common Stock (1,205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1195 Common Stock (1,195) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1190 Common Stock (1,190) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1190 Common Stock (1,190)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1162 Common Stock (1,162) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1162 Common Stock (1,162) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1150 Common Stock (1,150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1150 Common Stock (1,150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1000 Common Stock (1,000) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1000 Common Stock (1,000) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -1000 Common Stock (1,000) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -975 Common Stock (975) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -965 Common Stock (965) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -917 Common Stock (917) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -917 Common Stock (917) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -915 Common Stock (915) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -915 Common Stock (915) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -900 Common Stock (900) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -900 Common Stock (900) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -870 Common Stock (870) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -870 Common Stock (870) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -865 Common Stock (865) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -865 Common Stock (865) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -810 Common Stock (810) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -810 Common Stock (810) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -800 Common Stock (800) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -800 Common Stock (800) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -800 Common Stock (800) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -735 Common Stock (735) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -723 Common Stock (723) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -723 Common Stock (723) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -710 Common Stock (710) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -710 Common Stock (710) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -706 Common Stock (706) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -706 Common Stock (706)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -705 Common Stock (705) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -705 Common Stock (705) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -700 Common Stock (700) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -688 Common Stock (688) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -688 Common Stock (688) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -680 Common Stock (680) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -680 Common Stock (680) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -680 Common Stock (680) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -680 Common Stock (680) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -660 Common Stock (660) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -660 Common Stock (660) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -655 Common Stock (655) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -655 Common Stock (655) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -649 Common Stock (649) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -649 Common Stock (649) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -648 Common Stock (648) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -648 Common Stock (648) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -645 Common Stock (645) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -645 Common Stock (645) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -637 Common Stock (637) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -637 Common Stock (637) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -636 Common Stock (636) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -636 Common Stock (636)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -617 Common Stock (617) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -617 Common Stock (617) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -610 Common Stock (610) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -600 Common Stock (600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -600 Common Stock (600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -600 Common Stock (600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -600 Common Stock (600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -600 Common Stock (600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -600 Common Stock (600) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -595 Common Stock (595) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -595 Common Stock (595) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -587 Common Stock (587) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -587 Common Stock (587) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -583 Common Stock (583) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -583 Common Stock (583) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -573 Common Stock (573) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -573 Common Stock (573) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -556 Common Stock (556) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -550 Common Stock (550) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -550 Common Stock (550) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -545 Common Stock (545) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -545 Common Stock (545) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -541 Common Stock (541) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -541 Common Stock (541) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -533 Common Stock (533) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -532 Common Stock (532) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -514 Common Stock (514) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -514 Common Stock (514) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -511 Common Stock (511) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -511 Common Stock (511) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -505 Common Stock (505)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -505 Common Stock (505) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -500 Common Stock (500) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -496 Common Stock (496) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -496 Common Stock (496) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -495 Common Stock (495) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -495 Common Stock (495) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -480 Common Stock (480) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -480 Common Stock (480) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -474 Common Stock (474) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -474 Common Stock (474) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -462 Common Stock (462) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -462 Common Stock (462) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -460 Common Stock (460) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -460 Common Stock (460) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -455 Common Stock (455) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -455 Common Stock (455) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -450 Common Stock (450) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -443 Common Stock (443) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -443 Common Stock (443) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -443 Common Stock (443) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -440 Common Stock (440) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -440 Common Stock (440) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -435 Common Stock (435) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -433 Common Stock (433) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -416 Common Stock (416) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -416 Common Stock (416) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -416 Common Stock (416) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -416 Common Stock (416) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -415 Common Stock (415) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -415 Common Stock (415) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -413 Common Stock (413) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -413 Common Stock (413) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -409 Common Stock (409) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -409 Common Stock (409) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -402 Common Stock (402) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -402 Common Stock (402) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -400 Common Stock (400) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -390 Common Stock (390) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -390 Common Stock (390) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -382 Common Stock (382) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -382 Common Stock (382) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -378 Common Stock (378) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -378 Common Stock (378) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -375 Common Stock (375) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -375 Common Stock (375) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -375 Common Stock (375) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -375 Common Stock (375) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -366 Common Stock (366) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -366 Common Stock (366) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -365 Common Stock (365) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -365 Common Stock (365)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -360 Common Stock (360) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -360 Common Stock (360) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -358 Common Stock (358) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -358 Common Stock (358) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -355 Common Stock (355) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -355 Common Stock (355) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -355 Common Stock (355) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -355 Common Stock (355) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -353 Common Stock (353) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -353 Common Stock (353) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -350 Common Stock (350) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -345 Common Stock (345) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -345 Common Stock (345) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -345 Common Stock (345) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -345 Common Stock (345) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -345 Common Stock (345) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -345 Common Stock (345) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -342 Common Stock (342) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -342 Common Stock (342) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -340 Common Stock (340) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -335 Common Stock (335) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -335 Common Stock (335) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -335 Common Stock (335) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -330 Common Stock (330) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -330 Common Stock (330) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -330 Common Stock (330) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -330 Common Stock (330) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -328 Common Stock (328) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -328 Common Stock (328) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -325 Common Stock (325) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -325 Common Stock (325) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -324 Common Stock (324) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -324 Common Stock (324) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -323 Common Stock (323) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -323 Common Stock (323) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -321 Common Stock (321) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -321 Common Stock (321) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -320 Common Stock (320) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -320 Common Stock (320) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -320 Common Stock (320) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -320 Common Stock (320) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -320 Common Stock (320) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -320 Common Stock (320) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -316 Common Stock (316)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -316 Common Stock (316) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -315 Common Stock (315) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -315 Common Stock (315) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -311 Common Stock (311) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -311 Common Stock (311) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -310 Common Stock (310) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -310 Common Stock (310) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -310 Common Stock (310) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -310 Common Stock (310) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -310 Common Stock (310) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -307 Common Stock (307) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -307 Common Stock (307) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -300 Common Stock (300) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -297 Common Stock (297) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -295 Common Stock (295) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -295 Common Stock (295) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -295 Common Stock (295) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -295 Common Stock (295) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -294 Common Stock (294) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -292 Common Stock (292) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -292 Common Stock (292) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -292 Common Stock (292) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -292 Common Stock (292) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -285 Common Stock (285) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -285 Common Stock (285) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -285 Common Stock (285)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -285 Common Stock (285) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -285 Common Stock (285) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -285 Common Stock (285) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -283 Common Stock (283) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -280 Common Stock (280) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -280 Common Stock (280) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -280 Common Stock (280) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -280 Common Stock (280) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -280 Common Stock (280) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -280 Common Stock (280) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -275 Common Stock (275) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -271 Common Stock (271) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -271 Common Stock (271) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -270 Common Stock (270) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -269 Common Stock (269) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -265 Common Stock (265) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -260 Common Stock (260) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -260 Common Stock (260) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -260 Common Stock (260) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -260 Common Stock (260) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -260 Common Stock (260) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -260 Common Stock (260) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -257 Common Stock (257) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -257 Common Stock (257) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -255 Common Stock (255) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -255 Common Stock (255) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -250 Common Stock (250) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -250 Common Stock (250) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -250 Common Stock (250) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -250 Common Stock (250) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -250 Common Stock (250) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -245 Common Stock (245) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -243 Common Stock (243) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -243 Common Stock (243) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -240 Common Stock (240) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -240 Common Stock (240) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -240 Common Stock (240)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -240 Common Stock (240) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -237 Common Stock (237) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -237 Common Stock (237) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -235 Common Stock (235) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -235 Common Stock (235) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -235 Common Stock (235) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -235 Common Stock (235) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -232 Common Stock (232) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -232 Common Stock (232) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -231 Common Stock (231) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -231 Common Stock (231) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -230 Common Stock (230) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -230 Common Stock (230) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -230 Common Stock (230) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -225 Common Stock (225) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -224 Common Stock (224) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -224 Common Stock (224)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -223 Common Stock (223) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -222 Common Stock (222) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -222 Common Stock (222) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -222 Common Stock (222) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -222 Common Stock (222) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -220 Common Stock (220) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -220 Common Stock (220) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -220 Common Stock (220) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -220 Common Stock (220) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -220 Common Stock (220) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -220 Common Stock (220) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -219 Common Stock (219) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -217 Common Stock (217) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -216 Common Stock (216) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -216 Common Stock (216) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -215 Common Stock (215) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -214 Common Stock (214) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -210 Common Stock (210) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -210 Common Stock (210) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -210 Common Stock (210) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -210 Common Stock (210) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -209 Common Stock (209) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -205 Common Stock (205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -205 Common Stock (205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -205 Common Stock (205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -205 Common Stock (205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -205 Common Stock (205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -205 Common Stock (205) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -204 Common Stock (204) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -202 Common Stock (202) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -202 Common Stock (202)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -202 Common Stock (202) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -202 Common Stock (202) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -202 Common Stock (202) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -202 Common Stock (202) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -200 Common Stock (200)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -199 Common Stock (199) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -199 Common Stock (199) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -199 Common Stock (199) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -199 Common Stock (199) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -199 Common Stock (199) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -198 Common Stock (198) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -198 Common Stock (198) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -198 Common Stock (198) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -196 Common Stock (196) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -196 Common Stock (196) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -195 Common Stock (195) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -195 Common Stock (195) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -194 Common Stock (194) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -194 Common Stock (194) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -193 Common Stock (193) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -193 Common Stock (193) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -192 Common Stock (192) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -192 Common Stock (192) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -190 Common Stock (190) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -190 Common Stock (190) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -190 Common Stock (190) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -190 Common Stock (190) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -188 Common Stock (188) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -188 Common Stock (188) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -188 Common Stock (188) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -187 Common Stock (187) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -187 Common Stock (187) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -186 Common Stock (186) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -186 Common Stock (186) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -185 Common Stock (185) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -183 Common Stock (183) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -183 Common Stock (183) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -181 Common Stock (181) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -181 Common Stock (181) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -180 Common Stock (180) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -178 Common Stock (178) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -178 Common Stock (178) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -178 Common Stock (178) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -178 Common Stock (178) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -177 Common Stock (177) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -177 Common Stock (177) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -177 Common Stock (177) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -175 Common Stock (175) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -174 Common Stock (174) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -174 Common Stock (174) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -173 Common Stock (173) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -173 Common Stock (173) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -173 Common Stock (173) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -173 Common Stock (173) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -173 Common Stock (173) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -172 Common Stock (172) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -172 Common Stock (172) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -172 Common Stock (172) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -170 Common Stock (170) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -169 Common Stock (169) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -169 Common Stock (169) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -169 Common Stock (169) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -169 Common Stock (169) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -169 Common Stock (169) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -169 Common Stock (169) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -168 Common Stock (168) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -168 Common Stock (168) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -167 Common Stock (167) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -167 Common Stock (167)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -167 Common Stock (167) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -167 Common Stock (167) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -167 Common Stock (167) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -167 Common Stock (167) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -165 Common Stock (165) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -164 Common Stock (164) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -164 Common Stock (164) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -164 Common Stock (164) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -164 Common Stock (164) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -163 Common Stock (163) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -163 Common Stock (163) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -163 Common Stock (163) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -163 Common Stock (163) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -163 Common Stock (163) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -162 Common Stock (162) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -160 Common Stock (160) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -158 Common Stock (158) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -158 Common Stock (158) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -158 Common Stock (158) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -158 Common Stock (158) 11/5/2021 Group Private Client Services, Inc Transfer out 59.67 USD -158 Common Stock (158) 11/5/2021 Group Private Client Services, Inc Transfer In 59.67 USD -158 Common Stock (158) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -156 Common Stock (156) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -156 Common Stock (156) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -156 Common Stock (156) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -155 Common Stock (155) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -154 Common Stock (154) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -150 Common Stock (150) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -149 Common Stock (149) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -149 Common Stock (149) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -148 Common Stock (148) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -148 Common Stock (148) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -147 Common Stock (147) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -145 Common Stock (145) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -144 Common Stock (144) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -144 Common Stock (144) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -144 Common Stock (144) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -144 Common Stock (144) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -143 Common Stock (143) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -143 Common Stock (143) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -143 Common Stock (143) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -142 Common Stock (142) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -142 Common Stock (142) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -141 Common Stock (141) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -141 Common Stock (141) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -141 Common Stock (141) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -140 Common Stock (140) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -139 Common Stock (139) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -139 Common Stock (139) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -139 Common Stock (139) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -139 Common Stock (139) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -139 Common Stock (139) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -139 Common Stock (139) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -138 Common Stock (138) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -137 Common Stock (137) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -137 Common Stock (137) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -135 Common Stock (135) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -134 Common Stock (134) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -134 Common Stock (134) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -134 Common Stock (134) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -134 Common Stock (134) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -132 Common Stock (132) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -132 Common Stock (132) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -130 Common Stock (130) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -129 Common Stock (129) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -128 Common Stock (128) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -128 Common Stock (128) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -125 Common Stock (125) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -123 Common Stock (123) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -123 Common Stock (123) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -122 Common Stock (122) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -122 Common Stock (122) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -122 Common Stock (122)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -122 Common Stock (122) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Transfer out 59.67 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -120 Common Stock (120) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -119 Common Stock (119) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -119 Common Stock (119) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -119 Common Stock (119) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -119 Common Stock (119) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -119 Common Stock (119) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -118 Common Stock (118) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -116 Common Stock (116) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -116 Common Stock (116) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -116 Common Stock (116)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -116 Common Stock (116) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -116 Common Stock (116) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -116 Common Stock (116) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -115 Common Stock (115) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -114 Common Stock (114) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -112 Common Stock (112) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -112 Common Stock (112) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -112 Common Stock (112) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -111 Common Stock (111) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -111 Common Stock (111) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -111 Common Stock (111) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -111 Common Stock (111) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -110 Common Stock (110) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -109 Common Stock (109) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -109 Common Stock (109) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -108 Common Stock (108) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -108 Common Stock (108) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -108 Common Stock (108) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -108 Common Stock (108) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -107 Common Stock (107) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -106 Common Stock (106) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -105 Common Stock (105)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -104 Common Stock (104) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -104 Common Stock (104) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -104 Common Stock (104) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -103 Common Stock (103) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -103 Common Stock (103) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -103 Common Stock (103) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -103 Common Stock (103) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -103 Common Stock (103) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -103 Common Stock (103) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -102 Common Stock (102) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -102 Common Stock (102) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -102 Common Stock (102) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -101 Common Stock (101) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -100 Common Stock (100)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -98 Common Stock (98) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -98 Common Stock (98) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -98 Common Stock (98) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -98 Common Stock (98) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -97 Common Stock (97) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -97 Common Stock (97) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -96 Common Stock (96) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -96 Common Stock (96)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -95 Common Stock (95) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -94 Common Stock (94) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -94 Common Stock (94) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -94 Common Stock (94) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -94 Common Stock (94) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -92 Common Stock (92) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -91 Common Stock (91) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -88 Common Stock (88) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -88 Common Stock (88) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -88 Common Stock (88) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -88 Common Stock (88) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -87 Common Stock (87) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -87 Common Stock (87) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -87 Common Stock (87) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -86 Common Stock (86) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -85 Common Stock (85) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -84 Common Stock (84) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -84 Common Stock (84) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -84 Common Stock (84)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -84 Common Stock (84) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -84 Common Stock (84) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -84 Common Stock (84) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -83 Common Stock (83) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -82 Common Stock (82) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -81 Common Stock (81) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -80 Common Stock (80)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -80 Common Stock (80) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -79 Common Stock (79) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -78 Common Stock (78) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -78 Common Stock (78) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -78 Common Stock (78) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -77 Common Stock (77) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -76 Common Stock (76) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -75 Common Stock (75) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -74 Common Stock (74) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -74 Common Stock (74) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -74 Common Stock (74) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -73 Common Stock (73) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -73 Common Stock (73) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -73 Common Stock (73) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -73 Common Stock (73) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -72 Common Stock (72) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -72 Common Stock (72) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -71 Common Stock (71) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -71 Common Stock (71)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -70 Common Stock (70) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -69 Common Stock (69)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -69 Common Stock (69) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -68 Common Stock (68) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -67 Common Stock (67) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -66 Common Stock (66) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -65 Common Stock (65) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -64 Common Stock (64) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -62 Common Stock (62) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -62 Common Stock (62) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -61 Common Stock (61) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -60 Common Stock (60) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -58 Common Stock (58) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -57 Common Stock (57) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -56 Common Stock (56) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -55 Common Stock (55) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -54 Common Stock (54) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -53 Common Stock (53)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -53 Common Stock (53) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -52 Common Stock (52) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -52 Common Stock (52) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -52 Common Stock (52) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -51 Common Stock (51) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -51 Common Stock (51) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -50 Common Stock (50) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -49 Common Stock (49) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -48 Common Stock (48) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -48 Common Stock (48) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -47 Common Stock (47) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -46 Common Stock (46)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -46 Common Stock (46) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -45 Common Stock (45) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -44 Common Stock (44) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -44 Common Stock (44) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -44 Common Stock (44) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -43 Common Stock (43) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -43 Common Stock (43) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -43 Common Stock (43) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -41 Common Stock (41) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -41 Common Stock (41) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -41 Common Stock (41) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -41 Common Stock (41) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -41 Common Stock (41) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -41 Common Stock (41) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -40 Common Stock (40) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -39 Common Stock (39) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -38 Common Stock (38) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -36 Common Stock (36) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -34 Common Stock (34) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -34 Common Stock (34) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -34 Common Stock (34) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -34 Common Stock (34) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -34 Common Stock (34) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -33 Common Stock (33) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -33 Common Stock (33) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -33 Common Stock (33) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -32 Common Stock (32) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -31 Common Stock (31)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -31 Common Stock (31) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -30 Common Stock (30) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -29 Common Stock (29) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -28 Common Stock (28) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -27 Common Stock (27) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -27 Common Stock (27) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -27 Common Stock (27) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -27 Common Stock (27) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -25 Common Stock (25) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -24 Common Stock (24) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -23 Common Stock (23) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -22 Common Stock (22) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -22 Common Stock (22) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -22 Common Stock (22) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -22 Common Stock (22) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -21 Common Stock (21) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -21 Common Stock (21) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -21 Common Stock (21) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -21 Common Stock (21) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -20 Common Stock (20)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -20 Common Stock (20) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -19 Common Stock (19) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -17 Common Stock (17) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -16 Common Stock (16) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -16 Common Stock (16)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -16 Common Stock (16) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -16 Common Stock (16) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -16 Common Stock (16) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -15 Common Stock (15) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -14 Common Stock (14) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -13 Common Stock (13) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -12 Common Stock (12) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -12 Common Stock (12) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -12 Common Stock (12) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -12 Common Stock (12) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -11 Common Stock (11) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -10 Common Stock (10) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -9 Common Stock (9) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -9 Common Stock (9)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -9 Common Stock (9) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -8 Common Stock (8) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -8 Common Stock (8) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -8 Common Stock (8) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -7 Common Stock (7) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -7 Common Stock (7) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -7 Common Stock (7) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -7 Common Stock (7) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -7 Common Stock (7) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -6 Common Stock (6) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -6 Common Stock (6) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -5 Common Stock (5) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4)

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -4 Common Stock (4) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -3 Common Stock (3) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -3 Common Stock (3) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -3 Common Stock (3) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -3 Common Stock (3) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -3 Common Stock (3) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD -2 Common Stock (2) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD -1 Common Stock (1) 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD 1 Common Stock 1 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 1 Common Stock 1 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD 1 Common Stock 1 11/5/2021 Group Private Client Services, Inc Disposed on market 44.2 USD 1 Common Stock 1

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 1 Common Stock 1 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 2 Common Stock 2 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 2 Common Stock 2 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 2 Common Stock 2 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 4 Common Stock 4 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 5 Common Stock 5 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 5 Common Stock 5 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 10 Common Stock 10 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 11 Common Stock 11 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 11 Common Stock 11 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 11 Common Stock 11 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 12 Common Stock 12 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 13 Common Stock 13 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 14 Common Stock 14 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 15 Common Stock 15 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 16 Common Stock 16 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 17 Common Stock 17 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 17 Common Stock 17 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 19 Common Stock 19 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 19 Common Stock 19 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 19 Common Stock 19 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 20 Common Stock 20

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 20 Common Stock 20 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 21 Common Stock 21 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 21 Common Stock 21 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 21 Common Stock 21 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 24 Common Stock 24 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 24 Common Stock 24 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 25 Common Stock 25 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 27 Common Stock 27 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 28 Common Stock 28 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 28 Common Stock 28 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 29 Common Stock 29 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 29 Common Stock 29 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 29 Common Stock 29 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 30 Common Stock 30 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 31 Common Stock 31 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 32 Common Stock 32 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 32 Common Stock 32 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 32 Common Stock 32 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 32 Common Stock 32 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 33 Common Stock 33 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 33 Common Stock 33 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 35 Common Stock 35 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 36 Common Stock 36 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 37 Common Stock 37 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 39 Common Stock 39 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 39 Common Stock 39 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 39 Common Stock 39 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 39 Common Stock 39 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 40 Common Stock 40 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 41 Common Stock 41 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 43 Common Stock 43 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 43 Common Stock 43 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 45 Common Stock 45 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 47 Common Stock 47 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 48 Common Stock 48

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 50 Common Stock 50 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 52 Common Stock 52 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 52 Common Stock 52 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 54 Common Stock 54 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 54 Common Stock 54 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 55 Common Stock 55 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 57 Common Stock 57 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 57 Common Stock 57 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 57 Common Stock 57 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 57 Common Stock 57 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 58 Common Stock 58 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 58 Common Stock 58 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 58 Common Stock 58 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 58 Common Stock 58 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 60 Common Stock 60 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 61 Common Stock 61 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 62 Common Stock 62 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 64 Common Stock 64 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 65 Common Stock 65 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 66 Common Stock 66 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 67 Common Stock 67 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 67 Common Stock 67 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 68 Common Stock 68 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 68 Common Stock 68 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 68 Common Stock 68 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 69 Common Stock 69 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 69 Common Stock 69 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 70 Common Stock 70 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 71 Common Stock 71 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 71 Common Stock 71 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 71 Common Stock 71 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 71 Common Stock 71

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 72 Common Stock 72 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 75 Common Stock 75 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 76 Common Stock 76 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 76 Common Stock 76 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 76 Common Stock 76 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 76 Common Stock 76 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 77 Common Stock 77 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 77 Common Stock 77 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 77 Common Stock 77 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 80 Common Stock 80 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 81 Common Stock 81 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 81 Common Stock 81 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 81 Common Stock 81 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 82 Common Stock 82 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 82 Common Stock 82 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 84 Common Stock 84 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 84 Common Stock 84 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 84 Common Stock 84

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 85 Common Stock 85 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 86 Common Stock 86 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 88 Common Stock 88 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 90 Common Stock 90 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 91 Common Stock 91 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 91 Common Stock 91 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 92 Common Stock 92 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 92 Common Stock 92 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 92 Common Stock 92 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 92 Common Stock 92 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 92 Common Stock 92 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 92 Common Stock 92 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 93 Common Stock 93 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 95 Common Stock 95 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 96 Common Stock 96 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 96 Common Stock 96 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 97 Common Stock 97 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 98 Common Stock 98 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 98 Common Stock 98 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 100 Common Stock 100 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 101 Common Stock 101 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 101 Common Stock 101 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 101 Common Stock 101 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 103 Common Stock 103 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 105 Common Stock 105

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 106 Common Stock 106 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 107 Common Stock 107 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 107 Common Stock 107 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 107 Common Stock 107 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 107 Common Stock 107 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 108 Common Stock 108 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 108 Common Stock 108 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 108 Common Stock 108 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 109 Common Stock 109 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 110 Common Stock 110 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 113 Common Stock 113 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 114 Common Stock 114 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 114 Common Stock 114 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 114 Common Stock 114 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 114 Common Stock 114 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 115 Common Stock 115 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 116 Common Stock 116 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 118 Common Stock 118 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 118 Common Stock 118 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 118 Common Stock 118 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 119 Common Stock 119 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 119 Common Stock 119 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 119 Common Stock 119 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 120 Common Stock 120 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 120 Common Stock 120 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 120 Common Stock 120 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 120 Common Stock 120 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 125 Common Stock 125 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 130 Common Stock 130 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 132 Common Stock 132 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 134 Common Stock 134 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 134 Common Stock 134 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 135 Common Stock 135 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 139 Common Stock 139 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 139 Common Stock 139 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 140 Common Stock 140 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 144 Common Stock 144

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 144 Common Stock 144 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 144 Common Stock 144 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 145 Common Stock 145 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 147 Common Stock 147 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 147 Common Stock 147 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 148 Common Stock 148 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 148 Common Stock 148 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 150 Common Stock 150 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 152 Common Stock 152 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 154 Common Stock 154 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 154 Common Stock 154 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 154 Common Stock 154 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 155 Common Stock 155 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 155 Common Stock 155 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 155 Common Stock 155 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 155 Common Stock 155 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 155 Common Stock 155 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 158 Common Stock 158 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 158 Common Stock 158 11/5/2021 Group Private Client Services, Inc Transfer In 59.67 USD 158 Common Stock 158

11/5/2021 Group Private Client Services, Inc Transfer In 59.67 USD 158 Common Stock 158 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 160 Common Stock 160 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 160 Common Stock 160 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 160 Common Stock 160 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 160 Common Stock 160 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 160 Common Stock 160 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 162 Common Stock 162 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 163 Common Stock 163 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 163 Common Stock 163 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 163 Common Stock 163 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 164 Common Stock 164 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 164 Common Stock 164 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 165 Common Stock 165 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 165 Common Stock 165 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 167 Common Stock 167 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 167 Common Stock 167 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 169 Common Stock 169 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 170 Common Stock 170 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 170 Common Stock 170 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 171 Common Stock 171 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 172 Common Stock 172 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 173 Common Stock 173 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 174 Common Stock 174 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 175 Common Stock 175 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 175 Common Stock 175 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 175 Common Stock 175 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 175 Common Stock 175 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 175 Common Stock 175 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 177 Common Stock 177 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 177 Common Stock 177 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 180 Common Stock 180

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 180 Common Stock 180 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 180 Common Stock 180 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 181 Common Stock 181 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 183 Common Stock 183 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 185 Common Stock 185 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 185 Common Stock 185 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 185 Common Stock 185 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 185 Common Stock 185 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 185 Common Stock 185 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 187 Common Stock 187 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 188 Common Stock 188 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 188 Common Stock 188 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 190 Common Stock 190 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 190 Common Stock 190 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 192 Common Stock 192 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 192 Common Stock 192 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 193 Common Stock 193 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 194 Common Stock 194 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 199 Common Stock 199 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 199 Common Stock 199 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 199 Common Stock 199 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 200 Common Stock 200 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 201 Common Stock 201 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 202 Common Stock 202 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 202 Common Stock 202 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 205 Common Stock 205 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 205 Common Stock 205 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 210 Common Stock 210 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 219 Common Stock 219 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 220 Common Stock 220 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 220 Common Stock 220 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 220 Common Stock 220 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 222 Common Stock 222 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 225 Common Stock 225 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 229 Common Stock 229 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 232 Common Stock 232 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 234 Common Stock 234 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 235 Common Stock 235 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 235 Common Stock 235 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 237 Common Stock 237 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 245 Common Stock 245 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 250 Common Stock 250 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 250 Common Stock 250 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 254 Common Stock 254 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 255 Common Stock 255 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 257 Common Stock 257 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 260 Common Stock 260 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 260 Common Stock 260 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 260 Common Stock 260 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 265 Common Stock 265 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 265 Common Stock 265 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 265 Common Stock 265 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 269 Common Stock 269 11/5/2021 Group Private Client Services, Inc Disposed on market 60.49 USD 270 Common Stock 270 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 271 Common Stock 271 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 272 Common Stock 272 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 275 Common Stock 275 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 275 Common Stock 275 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 275 Common Stock 275 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 277 Common Stock 277 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 280 Common Stock 280 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 285 Common Stock 285 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 285 Common Stock 285

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 285 Common Stock 285 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 292 Common Stock 292 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 294 Common Stock 294 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 295 Common Stock 295 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 295 Common Stock 295 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 300 Common Stock 300 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 307 Common Stock 307 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 310 Common Stock 310 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 315 Common Stock 315 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 320 Common Stock 320 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 320 Common Stock 320 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 323 Common Stock 323 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 324 Common Stock 324 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 328 Common Stock 328

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 335 Common Stock 335 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 340 Common Stock 340 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 340 Common Stock 340 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 340 Common Stock 340 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 340 Common Stock 340 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 342 Common Stock 342 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 345 Common Stock 345 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 350 Common Stock 350 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 350 Common Stock 350 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 350 Common Stock 350 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 350 Common Stock 350 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 350 Common Stock 350 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 355 Common Stock 355 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 355 Common Stock 355 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 358 Common Stock 358 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 366 Common Stock 366 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 375 Common Stock 375 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 375 Common Stock 375 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 382 Common Stock 382 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 400 Common Stock 400

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 409 Common Stock 409 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 413 Common Stock 413 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 415 Common Stock 415 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 450 Common Stock 450 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 450 Common Stock 450 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 450 Common Stock 450 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 450 Common Stock 450 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 455 Common Stock 455 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 460 Common Stock 460 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 462 Common Stock 462 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 474 Common Stock 474 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 480 Common Stock 480 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 495 Common Stock 495 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 496 Common Stock 496 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 500 Common Stock 500 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 514 Common Stock 514 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 545 Common Stock 545 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 550 Common Stock 550 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 573 Common Stock 573 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 583 Common Stock 583 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 587 Common Stock 587 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 595 Common Stock 595 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 600 Common Stock 600 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 617 Common Stock 617 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 636 Common Stock 636 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 637 Common Stock 637 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 645 Common Stock 645 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 648 Common Stock 648 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 649 Common Stock 649 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 688 Common Stock 688 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 700 Common Stock 700

11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 700 Common Stock 700 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 700 Common Stock 700 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 700 Common Stock 700 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 800 Common Stock 800 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 810 Common Stock 810 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 865 Common Stock 865 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 870 Common Stock 870 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 917 Common Stock 917 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 1000 Common Stock 1,000 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 1205 Common Stock 1,205 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 1574 Common Stock 1,574 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 1964 Common Stock 1,964 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 2400 Common Stock 2,400 11/5/2021 Group Private Client Services, Inc Disposed on market 44.19 USD 3850 Common Stock 3,850 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -4820 Common Stock (4,820) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -480 Common Stock (480) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -1600 Common Stock (1,600) 11/5/2021 Capital Research and Management Compan Disposed on market 44.14 GBP -150 Common Stock (150) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -36100 Common Stock (36,100) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -600 Common Stock (600) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -800 Common Stock (800) 11/5/2021 Capital Research and Management Compan Disposed on market 44.22 GBP -261578 Common Stock (261,578) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -5000 Common Stock (5,000) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -39336 Common Stock (39,336) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -19964 Common Stock (19,964) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -375158 Common Stock (375,158) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -37820 Common Stock (37,820) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -6500 Common Stock (6,500) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -87000 Common Stock (87,000) 11/5/2021 Capital Research and Management Compan Disposed on market 44.25 GBP -172200 Common Stock (172,200) 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 12 Common Stock 12

11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 151 Common Stock 151 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 5 Common Stock 5 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 12 Common Stock 12 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 59 Common Stock 59 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 32 Common Stock 32 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 42 Common Stock 42 11/5/2021 Capital Research and Management Compan Acquired on market 60.86 USD 18 Common Stock 18 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -200 Common Stock (200) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -113 Common Stock (113) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -100 Common Stock (100) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -90 Common Stock (90) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -35 Common Stock (35) 11/5/2021 Capital Research and Management Compan Disposed on market 44.19 USD -33 Common Stock (33) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -250 Common Stock (250) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -250 Common Stock (250) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -180 Common Stock (180) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -180 Common Stock (180) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -130 Common Stock (130) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -130 Common Stock (130) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -106 Common Stock (106) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -106 Common Stock (106) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD -35 Common Stock (35) 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD 95 Common Stock 95 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD 100 Common Stock 100 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD 130 Common Stock 130 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD 155 Common Stock 155 11/8/2021 Capital Bank & Trust Company Disposed on market 44.45 USD 180 Common Stock 180 11/8/2021 Capital International Investors Disposed on market 44.69 GBP -200 Common Stock (200)

11/8/2021 Capital International Limited Disposed on market 44.69 GBP -200 Common Stock (200) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -179 Common Stock (179) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -165 Common Stock (165) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -165 Common Stock (165) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -155 Common Stock (155) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -155 Common Stock (155) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -100 Common Stock (100) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -100 Common Stock (100) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -95 Common Stock (95) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -95 Common Stock (95) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -35 Common Stock (35) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -32 Common Stock (32) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD -32 Common Stock (32) 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD 32 Common Stock 32 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD 35 Common Stock 35 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD 106 Common Stock 106 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD 165 Common Stock 165 11/8/2021 Group Private Client Services, Inc Disposed on market 44.45 USD 250 Common Stock 250 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -100 Common Stock (100) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -7093 Common Stock (7,093) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -707 Common Stock (707) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -2500 Common Stock (2,500) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -100 Common Stock (100) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -53600 Common Stock (53,600) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -900 Common Stock (900) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -1200 Common Stock (1,200) 11/8/2021 Capital Research and Management Compan Acquired on market 44.74 GBP 272 Common Stock 272 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -7500 Common Stock (7,500) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -58043 Common Stock (58,043) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -29457 Common Stock (29,457) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -554724 Common Stock (554,724)

11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -55923 Common Stock (55,923) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -9600 Common Stock (9,600) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -128600 Common Stock (128,600) 11/8/2021 Capital Research and Management Compan Disposed on market 44.69 GBP -254600 Common Stock (254,600) 11/8/2021 Capital Research and Management Compan Disposed on market 60.62 USD -43 Common Stock (43) 11/8/2021 Capital Research and Management Compan Acquired on market 60.62 USD 6 Common Stock 6 11/8/2021 Capital Research and Management Compan Disposed on market 60.62 USD -131 Common Stock (131) 11/8/2021 Capital Research and Management Compan Acquired on market 60.62 USD 7 Common Stock 7 11/8/2021 Capital Research and Management Compan Disposed on market 60.62 USD -2 Common Stock (2) 11/8/2021 Capital Research and Management Compan Disposed on market 60.62 USD -2366 Common Stock (2,366) 11/8/2021 Capital Research and Management Compan Acquired on market 60.62 USD 17 Common Stock 17 11/8/2021 Capital Research and Management Compan Acquired on market 60.62 USD 10 Common Stock 10 11/8/2021 Capital Research and Management Compan Acquired on market 60.62 USD 112 Common Stock 112 11/9/2021 Capital Bank & Trust Company Disposed on market 44.22 USD -1 Common Stock (1) 11/9/2021 Capital Bank & Trust Company Disposed on market 44.22 USD -1 Common Stock (1) 11/9/2021 Capital International Investors Disposed on market 44.89 GBP -200 Common Stock (200) 11/9/2021 Capital International Limited Disposed on market 44.89 GBP -200 Common Stock (200) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -100 Common Stock (100) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -7457 Common Stock (7,457) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -743 Common Stock (743) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -2600 Common Stock (2,600) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -7900 Common Stock (7,900) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -62287 Common Stock (62,287) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -31613 Common Stock (31,613) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -592677 Common Stock (592,677) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -59748 Common Stock (59,748) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -10400 Common Stock (10,400) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -137400 Common Stock (137,400) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -272100 Common Stock (272,100) 11/9/2021 Capital Research and Management Compan Acquired on market 61.18 USD 16924 Common Stock 16,924 11/9/2021 Capital Research and Management Compan Acquired on market 61.3 USD 34716 Common Stock 34,716

11/9/2021 Capital Research and Management Compan Acquired on market 44.71 GBP 332 Common Stock 332 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -57300 Common Stock (57,300) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -900 Common Stock (900) 11/9/2021 Capital Research and Management Compan Disposed on market 44.89 GBP -1200 Common Stock (1,200) 11/9/2021 Capital Research and Management Compan Disposed on market 61.11 USD -3 Common Stock (3) 11/9/2021 Capital Research and Management Compan Acquired on market 62.29 USD 55 Common Stock 55 11/9/2021 Capital Research and Management Compan Acquired on market 62.29 USD 41 Common Stock 41 11/9/2021 Capital Research and Management Compan Acquired on market 62.29 USD 972 Common Stock 972 11/9/2021 Capital Research and Management Compan Acquired on market 62.29 USD 1050 Common Stock 1,050 11/9/2021 Capital Research and Management Compan Acquired on market 62.29 USD 2782 Common Stock 2,782 11/9/2021 Capital Research and Management Compan Disposed on market 62.29 USD -9 Common Stock (9) 11/9/2021 Capital Research and Management Compan Acquired on market 62.29 USD 5 Common Stock 5 11/10/2021 Capital International Investors Disposed on market 44.4 GBP -200 Common Stock (200) 11/10/2021 Capital International Investors Disposed on market 44.34 GBP -200 Common Stock (200) 11/10/2021 Capital International Investors Disposed on market 44.17 GBP -200 Common Stock (200) 11/10/2021 Capital International Investors Disposed on market 44.17 GBP -200 Common Stock (200) 11/10/2021 Capital International Sàrl,Capita Disposed on market 44.39 GBP -44 Common Stock (44) 11/10/2021 Capital Research and Management Compan Disposed on market 44.47 GBP -5100 Common Stock (5,100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -1637 Common Stock (1,637) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -163 Common Stock (163) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -600 Common Stock (600) 11/10/2021 Capital Research and Management Compan Disposed on market 44.26 GBP -717 Common Stock (717) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -400 Common Stock (400) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -2546 Common Stock (2,546) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -254 Common Stock (254) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -900 Common Stock (900) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -1273 Common Stock (1,273) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -127 Common Stock (127) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -500 Common Stock (500) 11/10/2021 Capital Research and Management Compan Disposed on market 44.41 GBP -436 Common Stock (436) 11/10/2021 Capital Research and Management Compan Disposed on market 44.47 GBP -14100 Common Stock (14,100)

11/10/2021 Capital Research and Management Compan Disposed on market 44.47 GBP -754000 Common Stock (754,000) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -1700 Common Stock (1,700) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -14395 Common Stock (14,395) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -7305 Common Stock (7,305) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -136963 Common Stock (136,963) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -13807 Common Stock (13,807) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -2300 Common Stock (2,300) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -31800 Common Stock (31,800) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -62800 Common Stock (62,800) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -2700 Common Stock (2,700) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -20696 Common Stock (20,696) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -10504 Common Stock (10,504) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -197544 Common Stock (197,544) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -19915 Common Stock (19,915) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -3400 Common Stock (3,400) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -54600 Common Stock (54,600) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -45900 Common Stock (45,900) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -91100 Common Stock (91,100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -1400 Common Stock (1,400) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -10613 Common Stock (10,613) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -5387 Common Stock (5,387) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -101491 Common Stock (101,491) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -10231 Common Stock (10,231) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -1700 Common Stock (1,700) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -23500 Common Stock (23,500) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -46500 Common Stock (46,500) 11/10/2021 Capital Research and Management Compan Acquired on market 44.26 GBP 345 Common Stock 345 11/10/2021 Capital Research and Management Compan Disposed on market 44.47 GBP -2200 Common Stock (2,200) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -13100 Common Stock (13,100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -200 Common Stock (200) 11/10/2021 Capital Research and Management Compan Disposed on market 44.34 GBP -300 Common Stock (300)

11/10/2021 Capital Research and Management Compan Disposed on market 44.45 GBP -55 Common Stock (55) 11/10/2021 Capital Research and Management Compan Acquired on market 44.45 GBP 302 Common Stock 302 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -19100 Common Stock (19,100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -400 Common Stock (400) 11/10/2021 Capital Research and Management Compan Disposed on market 44.4 GBP -400 Common Stock (400) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -9900 Common Stock (9,900) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -200 Common Stock (200) 11/10/2021 Capital Research and Management Compan Disposed on market 44.17 GBP -200 Common Stock (200) 11/10/2021 Capital Research and Management Compan Acquired on market 44.45 GBP 489 Common Stock 489 11/10/2021 Capital Research and Management Compan Acquired on market 44.45 GBP 654 Common Stock 654 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -100 Common Stock (100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -91 Common Stock (91) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -9 Common Stock (9) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -182 Common Stock (182) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -18 Common Stock (18) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -3800 Common Stock (3,800) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -17536 Common Stock (17,536) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -1768 Common Stock (1,768) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -300 Common Stock (300) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -5000 Common Stock (5,000) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -8100 Common Stock (8,100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -200 Common Stock (200) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -1924 Common Stock (1,924) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -976 Common Stock (976) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -663 Common Stock (663) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -337 Common Stock (337) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -100 Common Stock (100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -6722 Common Stock (6,722) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -678 Common Stock (678) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -100 Common Stock (100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -1800 Common Stock (1,800)

11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -2800 Common Stock (2,800) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -1900 Common Stock (1,900) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -100 Common Stock (100) 11/10/2021 Capital Research and Management Compan Disposed on market 44.35 GBP -1600 Common Stock (1,600) 11/10/2021 Capital Research and Management Compan Disposed on market 44.39 GBP -700 Common Stock (700) 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 19 Common Stock 19 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 46 Common Stock 46 11/10/2021 Capital Research and Management Compan Disposed on market 61.4 USD -5 Common Stock (5) 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 71 Common Stock 71 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 133 Common Stock 133 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 17 Common Stock 17 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 3 Common Stock 3 11/10/2021 Capital Research and Management Compan Acquired on market 61.4 USD 52 Common Stock 52 11/11/2021 Capital Bank & Trust Company Transfer In 61.54 USD -199 Common Stock (199) 11/11/2021 Capital Bank & Trust Company Transfer In 61.54 USD -65 Common Stock (65) 11/11/2021 Capital Bank & Trust Company Transfer In 63 USD 50 Common Stock 50 11/11/2021 Capital Bank & Trust Company Transfer In 63 USD 50 Common Stock 50 11/11/2021 Capital Bank & Trust Company Transfer In 61.54 USD 199 Common Stock 199 11/11/2021 Capital Bank & Trust Company Transfer In 61.54 USD 199 Common Stock 199 11/11/2021 Capital Bank & Trust Company Transfer out 61.54 USD -65 Common Stock (65) 11/11/2021 Capital Bank & Trust Company Transfer out 61.54 USD -58 Common Stock (58) 11/11/2021 Capital Bank & Trust Company Transfer out 61.54 USD -56 Common Stock (56) 11/11/2021 Capital Bank & Trust Company Transfer out 61.54 USD -22 Common Stock (22) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.97 USD -170 Common Stock (170) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.97 USD -125 Common Stock (125) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.98 USD -99 Common Stock (99) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.98 USD -97 Common Stock (97) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.97 USD -77 Common Stock (77) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.98 USD -66 Common Stock (66) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Capital Bank & Trust Company Disposed on market 44.97 USD -55 Common Stock (55)

11/11/2021 Capital Bank & Trust Company Disposed on market 44.98 USD -20 Common Stock (20) 11/11/2021 Capital International Investors Disposed on market 45.73 GBP -200 Common Stock (200) 11/11/2021 Capital International Investors Disposed on market 45.73 GBP -300 Common Stock (300) 11/11/2021 Capital International Limited Disposed on market 45.73 GBP -400 Common Stock (400) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -200 Common Stock (200) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.97 USD -170 Common Stock (170) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.97 USD -143 Common Stock (143) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -90 Common Stock (90) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Group Private Client Services, Inc Disposed on market 44.98 USD -64 Common Stock (64) 11/11/2021 Group Private Client Services, Inc Transfer out 61.54 USD -55 Common Stock (55) 11/11/2021 Group Private Client Services, Inc Transfer out 63 USD -50 Common Stock (50) 11/11/2021 Group Private Client Services, Inc Transfer In 63 USD -50 Common Stock (50) 11/11/2021 Group Private Client Services, Inc Transfer out 61.54 USD -8 Common Stock (8) 11/11/2021 Group Private Client Services, Inc Transfer In 61.54 USD 65 Common Stock 65 11/11/2021 Group Private Client Services, Inc Transfer In 61.54 USD 65 Common Stock 65 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -200 Common Stock (200) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -1900 Common Stock (1,900) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -15186 Common Stock (15,186) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -1514 Common Stock (1,514) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -5300 Common Stock (5,300) 11/11/2021 Capital Research and Management Compan Disposed on market 45.53 GBP -6094 Common Stock (6,094) 11/11/2021 Capital Research and Management Compan Disposed on market 45.2 GBP -1700 Common Stock (1,700) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -15800 Common Stock (15,800) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -123910 Common Stock (123,910) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -62890 Common Stock (62,890) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -1181967 Common Stock (1,181,967)

11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -119155 Common Stock (119,155) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -20400 Common Stock (20,400) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -327600 Common Stock (327,600) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -274000 Common Stock (274,000) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -542200 Common Stock (542,200) 11/11/2021 Capital Research and Management Compan Disposed on market 45.53 GBP -16701 Common Stock (16,701) 11/11/2021 Capital Research and Management Compan Disposed on market 45.53 GBP -894818 Common Stock (894,818) 11/11/2021 Capital Research and Management Compan Disposed on market 45.2 GBP -4800 Common Stock (4,800) 11/11/2021 Capital Research and Management Compan Disposed on market 45.2 GBP -256340 Common Stock (256,340) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -100 Common Stock (100) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -114200 Common Stock (114,200) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -1800 Common Stock (1,800) 11/11/2021 Capital Research and Management Compan Disposed on market 45.73 GBP -2200 Common Stock (2,200) 11/11/2021 Capital Research and Management Compan Disposed on market 45.53 GBP -2599 Common Stock (2,599) 11/11/2021 Capital Research and Management Compan Disposed on market 45.2 GBP -700 Common Stock (700) 11/11/2021 Capital Research and Management Compan Disposed on market 60.34 USD -32 Common Stock (32) 11/11/2021 Capital Research and Management Compan Disposed on market 60.34 USD -168 Common Stock (168) 11/11/2021 Capital Research and Management Compan Acquired on market 60.34 USD 2 Common Stock 2 11/11/2021 Capital Research and Management Compan Disposed on market 60.34 USD -480 Common Stock (480) 11/11/2021 Capital Research and Management Compan Disposed on market 60.34 USD -21 Common Stock (21) 11/11/2021 Capital Research and Management Compan Acquired on market 60.34 USD 188 Common Stock 188 11/11/2021 Capital Research and Management Compan Acquired on market 60.34 USD 52 Common Stock 52 11/11/2021 Capital Research and Management Compan Acquired on market 60.34 USD 115 Common Stock 115 11/11/2021 Capital Research and Management Compan Disposed on market 60.34 USD -381 Common Stock (381)